FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

This Report on Form 6-K with respect to our Interim Financial Statements and Notes thereon for the six-month period ended June 30, 2015, except for the “Group Chairman’s Statement,” the “Group Chief Executive’s Review,” the table on page 12 of this Report on Form 6-K (under “Strategy Update—Strategic Actions”) and “Strategy Update—Targets,” is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531, 333-135007, 333-143639, 333-145859, 333-155338, 333-158054, 333-158065, 333-162565, 333-17025, 333-176732, 333-180288, 333-183806, 333-197839 and 333-202420.

The “Group Chairman’s Statement,” the “Group Chief Executive’s Review,” the table on page 12 of this Report on Form 6-K (under “Strategy Update—Strategic Actions”) and “Strategy Update—Targets” furnished herewith in this Report on Form 6-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, and are not incorporated by reference to this Report on Form 6-K nor any filing of the Registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to the Registrant’s website. The Registrant is not incorporating by reference any information posted on such website.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this interim report on its behalf.

HSBC Holdings plc

By:	/s/ Iain J Mackay
Name: Iain J Mackay
Title: Group Finance Director

Dated: 5 August 2015

Overview

Overview

1	Who we are
1	Our purpose
2	Highlights
4	Global business snapshot
5	Regional snapshot
5a	Cautionary statement regarding forward-looking statements
6	Group Chairman’s Statement
9	Group Chief Executive’s Review
11	Strategy update

Interim Management Report

15	Financial summary
33	Global businesses
42	Geographical regions
50	Other information
57	Risk
87	Capital

Financial Statements

101	Financial Statements
107	Notes on the Financial Statements

Additional Information

142	Shareholder information
152	Abbreviations
154	Index

Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares and capital securities classified as equity. The abbreviations ‘$m’ and ‘$bn’ represent millions and billions (thousands of millions) of US dollars, respectively.

Interim financial statements and notes

HSBC’s interim consolidated Financial Statements and Notes thereon, as set out on pages 101 to 139, have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and International Accounting Standard (‘IAS’) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the European Union (‘EU’). EU-endorsed International Financial Reporting Standards (‘IFRSs’) may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU.

At 31 December 2014 there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB. The consolidated financial statements of HSBC at 31 December 2014 were therefore prepared in accordance with IFRSs as issued by the IASB and as endorsed by the EU. At 30 June 2015, there were no unendorsed standards effective for the period ended 30 June 2015 affecting these interim consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts and funds its business. Unless otherwise stated, the information presented in this document has been measured in accordance with IFRSs.

Reference to ‘adjusted’ in tables and commentaries indicates that reported results have been adjusted for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons as described on page 16. The adjusted return on risk-weighted assets is defined and reconciled on page 31.

We have enhanced the document to concentrate on events and transactions that are significant to an understanding of the changes in our financial position and performance since the Annual Report and Accounts 2014 and to provide information we consider most relevant to decision-making by users of the document. As a result, our business performance commentary has been streamlined to remove duplication and selected Risk sections and Notes on the Financial Statements have been refined or removed to focus on information that is material in the context of interim reporting.

Who we are

HSBC is one of the largest banking and financial services organisations in the world.
Customers: 48m
Served by: 268,543 employees (259,788 FTE)
Through four global businesses: – Retail Banking and Wealth Management – Commercial Banking – Global Banking and Markets – Global Private Banking
Located in: 72 countries and territories
Across five geographical regions: – Europe – Asia – Middle East and North Africa – North America – Latin America
Offices: Around 6,100
Global headquarters: – London
Market capitalisation: $175bn
Listed on stock exchanges in: – London – Hong Kong – New York – Paris – Bermuda
Shareholders: 213,000 in 131 countries and territories

Our purpose

Our purpose is to be where the growth is, connecting customers to opportunities, enabling businesses to thrive and economies to prosper, and ultimately helping people to fulfil their hopes and realise their ambitions.

Our strategy

We aim to be the world’s leading and most respected international bank. We will achieve this by focusing on the needs of our customers and the societies we serve, thereby delivering long-term sustainable value to all our stakeholders.

Our two-part strategy reflects our purpose and competitive advantages:

• A network of businesses connecting the world: HSBC is well positioned to capture the growing international trade and capital flows. Our global reach and range of services place us in a strong position to serve clients as they grow from small enterprises into large multinationals.

• Wealth management and retail with local scale: we aim to capture opportunities arising from social mobility and wealth creation in our priority growth markets, through our Premier proposition and Global Private Banking business. We will invest in full-scale retail businesses only in markets where we can achieve profitable scale.

How we measure performance

We track our progress in implementing our strategy with a range of financial and non-financial measures or key performance indicators. From 2015, we have revised our targets to better reflect the changing regulatory and operating environment.

Highlights of the first half of 2015 are shown on page 2.

For further information on our new targets see page 13.

Rewarding performance

The remuneration of all staff within the Group, including executive Directors, is based on the achievement of financial and non-financial objectives. These objectives, which are aligned with the Group’s strategy, are detailed in individuals’ annual scorecards. To be considered for a variable pay award, an individual must have fully complied with HSBC Values. Our Values are described on page 10 of the Annual Report and Accounts 2014.

HSBC HOLDINGS PLC

Overview (continued)

Highlights

Financial (in respect of 1H15)

Profit before tax

•  Reported profit before tax of $13,628m, up $1,288m or 10% compared with 1H14

•  Increase in adjusted profit before tax of $280m or 2% on 1H14, driven by a strong performance in Asia

Revenue

•  Increase in adjusted revenue of $1,316m or 4% on 1H14

•  Growth in adjusted revenue driven by client-facing GB&M, Principal RBWM and CMB

Operating expenses

•  Adjusted operating expenses increased by $1,206m or 7% from higher staff costs

Capital

•  Strong capital base with a common equity tier 1 ratio of 11.6% and two interim dividends declared amounting to $0.20 per ordinary share in respect of the first half of 2015

Strategy execution

Clearly defined actions to capture value from our global network in a changed world

•  Growth of 6% in global business revenue synergies, demonstrating the strength of our universal banking model

•  Revenue from transaction banking products grew 8% highlighting the value and potential of our international network

•  Progress on reducing Group RWAs with a $50bn reduction relating mainly to GB&M

•  Entered into an agreement to sell entire business in Brazil*

•  Commenced initiatives to reduce costs

*We plan to maintain a corporate presence in Brazil to serve our international clients

HSBC HOLDINGS PLC

For the half-year to 30 June 2015

Profit before taxation (reported basis) ($bn)	Adjusted profit (before taxation) ($bn)

At 30 June 2015

Total equity ($bn)	Annualised return on average ordinary shareholders’ equity (%)	Total assets ($bn)

Common equity tier 1 ratio (end point) (%)	Risk-weighted assets ($bn)	Pre-tax return on average RWAs (%)

Share information at 30 June 2015

		Closing market price
$0.50 ordinary shares in issue	Market capitalisation	London	Hong Kong	American Depositary Share

19,516m	$175bn	£5.70	HK$70.15	$44.81

30 Jun 2014: 19,071m	30 Jun 2014: $193bn	30 Jun 2014: £5.93	30 Jun 2014: HK$78.60	30 Jun 2014: $50.80
31 Dec 2014: 19,218m	31 Dec 2014: $182bn	31 Dec 2014: £6.09	31 Dec 2014: HK$74.00	31 Dec 2014: $47.23

		Total shareholder return
		Over 1 year	Over 3 years	Over 5 years
To 30 June 2015		102	119	119
Benchmark:
– Morgan Stanley Capital International Index Banks		99	152	159

HSBC HOLDINGS PLC

Overview (continued)

Global Business Snapshot	(Comments on adjusted basis)

Retail Banking and Wealth Management (‘RBWM’)

Profit before taxation ($bn) (Reported: Adjusted)

PBT in Principal RBWM up 2%

•  Total RBWM PBT was broadly in line with 1H14 as PBT growth in Principal RBWM was largely offset by the continued reduction of the US run-off portfolio.

•  The PBT growth in Principal RBWM of $70m or 2% was driven by increased revenues ($472m) and lower LICs ($48m), partly offset by a rise in operating expenses ($445m), notably from higher staff costs.

•  Revenue growth was driven by increased Wealth Management income, notably in Asia.

Commercial Banking (‘CMB’)

Profit before taxation ($bn) (Reported: Adjusted)

Revenue synergies between CMB & GB&M up 9%

•  PBT was broadly in line with 1H14 as growth in revenues was broadly offset by a rise in LICs from a small number of specific impairments and higher operating expenses.

•  Revenue growth of $320m or 4% was driven by Credit and Lending and Payments and Cash Management balances, notably in Hong Kong and the UK.

•  Revenue synergies arising from the cross-selling to CMB customers of GB&M products was up 9%.

Global Banking and Markets (‘GB&M’)

Profit before taxation ($bn) (Reported: Adjusted)

Double digit revenue growth

•  PBT increased by $589m or 12% on 1H14 from revenue growth, partly offset by higher costs.

•  Revenue grew by $932m or 10%, driven by client-facing GB&M, notably Equities and Foreign Exchange, and by Balance Sheet Management.

•  RWAs reduced, in part from management actions, of which $14bn related to mitigation in respect of legacy credit.

Global Private Banking (‘GPB’)

Profit before taxation ($bn) (Reported: Adjusted)

Continued repositioning of the business

•  PBT of $321m was $12m or 4% lower than in 1H14, driven by higher operating expenses of $9m due to the non-recurrence of a provision release in 1H14.

•  Revenue was broadly unchanged as lower revenue from the ongoing repositioning of the business was offset by a rise in client volumes and increased market volatility in Hong Kong, along with the effect of net new money in 2014.

HSBC HOLDINGS PLC

Regional Snapshot	(Comments on adjusted basis)

Europe

Profit before taxation ($bn) (Reported: Adjusted)

Continued investment in regulatory programmes and compliance

• PBT was $182m or 6% lower than in 1H14 as revenue growth in GB&M was more than offset by increased operating expenses from regulatory programmes and compliance costs.

• Revenue increased by $463m or 4%, driven by client-facing businesses and Balance Sheet Management in GB&M.

Asia

Profit before taxation ($bn) (Reported: Adjusted)

Revenue growth across all global businesses

• PBT of $7,989m was $553m or 7% higher than in 1H14 as revenue growth across all the global businesses was partly offset by increased staff costs.

• Revenue increased by $1,127m or 10%, notably in Hong Kong from Wealth Management products in RBWM and client-facing GB&M.

Middle East and North Africa

Profit before taxation ($bn) (Reported: Adjusted)

Loan impairment charges compared with a net release in 1H14

• PBT of $899m was $74m or 8% lower than in 1H14. This was primarily due to an adverse movement in LICs of $82m, reflecting individually assessed impairment charges in 1H15 compared with a net release in 1H14, mainly on UAE-related exposures in CMB and GB&M.

North America

Profit before taxation ($bn) (Reported: Adjusted)

Continued run-off of the CML portfolio

• PBT of $931m was $106m or 10% lower than in 1H14, driven by lower revenue and higher costs reflecting investment in CMB and GB&M growth initiatives, partly offset by lower LICs.

• Revenue decreased by $239m or 6%, reflecting the continued run-off and loan sales of the Consumer and Mortgage Lending (‘CML’) portfolio.

• LICs decreased by $252m or 62%, primarily as a result of lower levels of delinquency and reduced lending balances in the CML portfolio.

Latin America

Profit before taxation ($bn) (Reported: Adjusted)

Revenue growth driven by CMB

• PBT was $89m or 26% higher than in 1H14 due to higher revenues and lower LICs, partly offset by higher costs from inflationary pressures.

• Revenue increased by $83m or 2%, primarily in CMB.

• LICs reduced by $73m or 9% mainly in RBWM, in Mexico due to lower delinquency rates, and in Brazil mainly due to the non-recurrence of charges related to model changes in 1H14.

HSBC HOLDINGS PLC

Overview (continued)

Cautionary statement regarding forward-looking statements

The Interim Report 2015 contains certain forward-looking statements with respect to HSBC’s financial condition, results of operations and business.

Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

•	changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

•	changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

•	factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the US DPA.

HSBC HOLDINGS PLC

5a

Overview (continued)

Group Chairman’s Statement

We have had an encouraging start to 2015 with the interim results once again demonstrating the resilience and balance inherent within HSBC’s geographically diversified universal banking model. Particularly encouraging was the revenue growth from areas we have been investing in to offset the understandable decline in revenues from our run-off portfolios and divestments.

We are continuing to invest to capture the opportunities which are arising from changing trade and investment flows and from the clear momentum in greater customer adoption of mobile and digital banking. In the continuing low interest rate environment, it is essential we build these incremental revenues and use technology and process improvement to generate further cost savings to offset the growing expenditure needed to embed regulatory changes and provide greater assurance over financial crime risks. These factors provided much of the context to our Investor Update in June, when Stuart Gulliver and his senior management team laid out very clearly the priorities and objectives being set to build sustainable value for you, our shareholders.

Pre-tax profits in the first six months of 2015 on a reported basis of $13.6bn were 10% higher than those delivered in the first half of 2014. On the adjusted basis, which is one of the key metrics used by the Board to assess current management performance, pre-tax profits were 2% better at $13.0bn, with the difference explained by the reconciliations on pages 50 to 55. Earnings per share were $0.48, providing more than twice cover for the first two interim dividends per ordinary share in respect of 2015 amounting to $0.20 in aggregate (2014: $0.50 and $0.20, respectively).

The Group’s capital position remains strong, benefiting from a higher than normal scrip dividend take-up in the period and from actions taken to manage down risk-weighted assets. At 30 June 2015, our end point common equity tier 1 ratio stood at 11.6% compared with 11.1% at the beginning of the year and 11.3% a year ago.

In the following pages, Stuart Gulliver, in his ‘Group Chief Executive’s Review’ reflects on the key drivers of first half performance and summarises the actions presented in the Investor Update which underpin the Group’s target to deliver a return on equity in excess of 10% by the end of 2017.

Board oversight of management is now tightly focused on the delivery of the actions set out in this plan and management performance scorecards have been adjusted to reflect this. Initial progress is encouraging with the highlight clearly being the agreement reached for the sale of our Brazilian operations. I want to underscore three points which are crucial to achieving what is a challenging set of objectives.

An ever more connected world needs international banking and within this, a diversified universal banking model promotes revenue synergies and resilience.

What drives HSBC’s rating as one of the two most systemically important banks in the world is the extent to which we do business outside the country from which we are regulated on a consolidated basis; we see this as a strength in a globalised world. As many banks shrink to domestic or regional bases, our international network and product capabilities are demonstrating significant competitive advantages as we pick up cross-border business. This was the key message from our Investor Update and, as Stuart illustrates in his review, the depth and breadth of the network are creating value in terms of revenue growth. In the first half of this year, transaction banking, which captures trade and investment flows, grew revenues by 8%. Further collaboration between our global businesses drove revenue synergies by 6%.

Nothing illustrates the importance of trade corridors better than the focus of China on its ‘One Belt, One Road’ initiative. This, together with the creation of the Asian Infrastructure Investment Bank, led by China but now with 57 founding member states, is planned to create opportunities for infrastructure investment coupled with green technology on a massive global scale. HSBC’s presence along the trade corridor, as well as at both ends, places it in a strong position to partner with participating firms. As investment grows, this will also accelerate the use of the renminbi as a global currency, an area where HSBC is the leading international bank.

The current period also illustrates convincingly the benefits of our international universal banking model and the revenue synergies noted above. A few examples will illustrate the point.

While eurozone anxieties over Greece dampened trade flows and falls in commodity prices led to a lower value of commodity related trade finance, the resultant volatility in foreign exchange led to a greater volume of activity through our dealing rooms. Although

HSBC HOLDINGS PLC

equity flows into emerging markets retreated, equity volumes in Hong Kong and mainland China expanded markedly with the Shanghai-Hong Kong stock connect system surpassing all expectations in terms of flows in both directions. As a result, HSBC’s Wealth Management revenues in Hong Kong from equities, mutual funds and asset management increased significantly.

Finally and importantly, the significant progress made in resolution planning, both by international and national regulatory bodies and by firms themselves, means that the contingent risk to home country taxpayers from international business activities has markedly reduced. This should allow international firms like HSBC to grow faster than the economies that host them without undue concerns being raised.

Technology is changing the shape of banking at a rapid pace

There is no doubt that banking is in a period of fundamental change as a consequence of technological developments that, firstly, allow storage and analysis of an almost unlimited amount of data and, secondly, allow customers to directly access third party providers when transacting or investing.

The opportunities are exciting; the risks are not insignificant.

The benefits to customers and society are potentially substantial. Better use of data will allow more accurate knowledge about the customer to be built, leading to improved customer segmentation and therefore less risk of mis-selling in the future. The same data, together with transaction monitoring, will enhance our ability to identify bad actors within the system, so reducing financial crime. A lower cost of delivery will flow through to lower intermediation costs for customers and allow banking services to reach communities currently under-served.

The nature, scale and pace of change do, however, pose a number of public policy questions still under review as well as highlighting new risks to financial stability that need to be addressed. The sheer scale of data to be collected and stored demands clarity over responsibility for data security and transparency over who has access to that data and for what purpose. Customers need to understand the value of their data so that they can assess the bargain that is being offered by non-traditional providers in return for their financial footprint. Customers also need to know in a disaggregated service model to whom they should complain if a transaction goes awry. Finally, ever larger digital databases of financial credentials and transaction data will need best-in-class protection from cyber crime. This will require even greater co-operation between the industry and public sector law enforcement and intelligence services than exists today.

Restoring trust is essential

One of the most encouraging observations in the first half of 2015 was the growing emphasis in public policy and regulatory consultations and proposals on looking forwards not back. Much of the focus was on setting clarity over the behaviours expected of individuals within our industry and of those charged with supervising or providing governance over their activities.

We welcomed the ‘Fair and Effective Markets Review’ conducted jointly by the Bank of England, HM Treasury and the Financial Conduct Authority to reinforce confidence in wholesale markets in light of the serious misconduct evidenced in recent years. The consequential creation of an FICC Markets Standards Board to sit alongside the Banking Standards Board which came into being in April is a further contribution to creating a framework capable of reassuring market participants of the integrity of financial markets.

The focus of both these bodies, together with the Senior Managers Regime which comes into force next year, is to stress personal accountability for conduct within markets and in relation to consumers of financial products. Recent instances of misconduct have highlighted the inadequacy of legal and regulatory frameworks to attach appropriate sanctions in a timely way to responsible individuals, leaving shareholders to bear the burden of penalties imposed on the employing institutions, in many cases long after the events in question occurred and where the evidence is either insufficient or too dated to pursue the individuals concerned. This is not a sustainable or a desirable model.

We absolutely concur, therefore, with this emphasis on personal responsibility and accountability. It is essential that regulatory governance in this area is seen to be transparent, fair and proportionate. However, the potential benefits are significant and we believe that if the clarity intended from the greater focus being given through these initiatives to expected behaviours is achieved, then this, together with the discipline derived from the greater incidence of deferred remuneration, will greatly enhance the prospects for the restoration of trust.

That restoration of trust will of course only be earned over time by the actions of firms being increasingly recognised by market participants and consumers as appropriate to the circumstances, balancing the interests of the firm with those of the customer.

Again actions speak louder than words. By way of example, in the first half of 2015, measures taken to assist customers in the UK to manage their financial affairs better delivered improved outcomes for customers and reduced a source of recurring frustration. These actions formed part of a comprehensive review of value exchange within RBWM conducted over the past year. As a consequence overdraft fees in the UK fell by some $88m, reflecting lower pricing and fewer instances of unauthorised overdrawn accounts, which was prompted by a new policy of text messaging when customers approached their agreed limits.

Three other areas are worthy of comment.

Progress on Global Standards and regulatory change

We are now firmly in the second phase of the Global Standards initiative, moving from design to implementation and assurance. Virtually all of the recommendations in the Monitor’s initial report have now been actioned with those remaining not due until later this year. Further recommendations for improvement, as they arise from the

HSBC HOLDINGS PLC

Overview (continued)

Monitor’s update reviews, regular regulatory examinations and the work of our own internal audit function, will continue to be incorporated as they arise. Similarly, in the area of regulatory change the focus is now firmly on embedding the changes now finalised.

The global functions and our operations and technology teams continued to add resources to meet the demands of the Global Standards programme and of continuing regulatory change. In the first half of 2015, the Group’s headcount increased by some 2,200. Reflecting the prioritisation being given to the above programmes, more than this number were in fact recruited into Compliance, principally in Financial Crime Compliance and to address the regulatory change programmes. As systems are upgraded we should realise planned productivity improvements to release resources currently allocated to manual processes and parallel working.

The above comments illustrate how the cost dynamics of our business model are clearly changing, and we are challenging afresh the sustainability of some of our smaller operations in light of the cost burdens they are now facing. This analysis, as was highlighted in the Investor Update, will inform some further streamlining of our geographical footprint over the next few years.

UK ring-fencing

During the period, the business design of the ring-fenced bank was settled and Birmingham was chosen as its headquarters location. A new HQ building is being constructed which will be available in 2018. Both the ring-fenced bank and the remaining activities outside the ring fence will be served by a new service company which will host shared infrastructure and employees. 22,000 UK employees of our UK bank will migrate to this new employer by the end of this year.

Review of headquarters location

Following the announcement at the Annual General Meeting that we would embark upon a review of the optimal location for our global headquarters, detailed work has commenced in line with the criteria laid out in the June Investor Update. It remains the Board’s intention to conclude the review by the end of this year.

Board changes

Since the AGM we have announced two new members of the Board.

Irene Lee brings to the Board considerable banking experience and knowledge of Asia and joined the Board on 1 July, having served as a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited and of Hang Seng Bank Limited since 2013 and 2014, respectively.

Irene is currently Executive Chairman of Hysan Development Company Limited and a non-executive director of Cathay Pacific Airways Limited, China Light & Power Holdings Limited and Noble Group Limited. She has over 30 years of finance industry experience, having held senior positions in investment banking and fund management in the UK, USA and Australia with the Commonwealth Bank of Australia, SealCorp Holdings Limited and Citibank.

Pauline van der Meer Mohr brings to the Board considerable legal and human resources experience and will join the Board on 1 September. Pauline is currently president of the Executive Board of Erasmus University Rotterdam, a role which she has held since 2010. Pauline began her career in the legal profession and held several legal and management positions with the Royal Dutch Shell Group from 1989 to 2004, rising to become HR Director, Information Technology. In 2004, she was appointed group human resources director at TNT NV before moving to become senior executive vice president and head of group human resources at ABN AMRO Bank NV in 2006. Pauline also served as a member of the Dutch Banking Code Monitoring Commission, which was aimed at restoring trust in the Dutch banking sector.

Looking forward

The environment for banking remains challenging. As Stuart points out in his review, economic conditions remain uncertain in many parts of the world, in particular in the eurozone and in China. On top of this, geopolitical risks are heightened. Regulatory workloads have never been higher as we embed structural change, build systems to respond to demands for greater transparency, and augment stress testing models and reinforce business continuity design as part of recovery and resolution planning. Technology is empowering disruptive business models and facilitating new entrants whilst also offering good opportunities to improve efficiency and build better customer propositions. Responsibilities to protect the financial system from bad actors and from cyber threats are expanding at the same time as concerns are raised over risks of consequential financial exclusion.

Yet there are also observable mega-trends supportive of financial system growth. Growing urbanisation across Asia, infrastructure development in both emerging and developed markets, investment in new technology to address environmental efficiency and the development of capital market solutions to add fresh financing capabilities and contribute to the financial needs of an ageing population all have positive implications for the role and profitability of the financial system. Additionally, central banks remain determined to maintain a policy environment that facilitates the resumption of sustainable economic growth.

As set out by Stuart in the June Investor Update, our positioning across the major trade and investment corridors of the world is a privileged position from which to plan our future. We have the financial strength and the right people at all levels of the firm to make the most of the opportunities open to us. We look forward to reporting on progress.

D J Flint

Group Chairman

3 August 2015

HSBC HOLDINGS PLC

Group Chief Executive’s Review

Our performance in the first half of 2015 demonstrated the underlying strength of our business. Our diversified, universal model enabled the Group to deliver increased profitability in spite of slow global growth. In particular, a strong revenue performance across our Asia businesses helped drive increased profits and Global Banking and Markets had a good six months.

In June we announced a series of strategic actions to capture the value of our international network in a much changed world. These actions are designed to maximise revenue, significantly reduce our operating expenses and meet our obligations regarding the structure of the Group.

We are executing these plans and have significant momentum moving into the second half of the year.

First half of 2015

Reported profit before tax was $13.6bn, 10% higher than for the equivalent period in 2014.

Adjusted pre-tax profit, which excludes the period-on-period effects of currency translation differences and significant items, was $13.0bn, 2% higher than in the first half of 2014. This reflected growth in revenue and lower loan impairment charges, partially offset by increased costs.

Global Banking and Markets maintained its good start to the year, especially in our client-facing Markets businesses. Equities and Foreign Exchange were the main drivers of revenue growth.

Commercial Banking revenue continued to grow, particularly in Hong Kong and the UK.

Principal Retail Banking & Wealth Management generated increased revenue following a strong performance in our Wealth Management business in Asia.

There was a 6% increase in revenue arising from cross-selling between our global businesses, demonstrating the strength of our universal banking model.

Loan impairment charges continued to fall, driven particularly by reductions in North America and Latin America.

Operating expenses increased, although they were broadly flat relative to the second half of 2014, excluding the effect of the UK bank levy.

The common equity tier 1 ratio on a CRD IV end point basis was 11.6%.

Annualised return on equity was 10.6%, exceeding our target of 10%.

Maximising value from our international network

We continue to invest in the strategic product areas that benefit most from our international network. The positive impact of this investment was again apparent in the first half of the year.

Foreign Exchange revenue grew by 21% compared with the first half of 2014 and Payments and Cash Management revenue increased by 4%.

Global Trade & Receivables Finance continued to grow, and HSBC was named ‘Best Trade Bank in the World’, ‘Best Trade Bank in Asia Pacific’ and ‘Best Trade Bank in the Middle East’ in the Trade and Forfaiting Review Excellence Awards 2015.

We maintained our leadership position in international renminbi services, growing revenue by 9% compared with the first half of 2014. HSBC also received the Asiamoney ‘Best Overall Offshore RMB Products and Services’ award for the fourth year in a row.

In FinanceAsia’s International Banking Awards 2015, HSBC was the winner of the ‘Best Foreign Bank’ awards for China, Indonesia, Malaysia, Vietnam, Korea, Sri Lanka and Bangladesh. HSBC was also named Best Bank in Hong Kong for the 12th consecutive year.

Investor Update

Our Annual Report and Accounts 2014 outlined some of the considerable changes to our operating environment that have occurred since 2011. In response to these changes the Board set a new Group target of a return on equity of more than 10% by the end of 2017.

At our Investor Update in June, we set out the actions that will enable us to meet this goal.

We intend to:

•	reduce risk-weighted assets across the Group by at least 25%, re-deploy some of these risk-weighted assets towards higher performing businesses and return Global Banking and Markets to Group target profitability;

•	sell underperforming operations in Turkey and Brazil, and keep our network under review using our six-filter process;

•	exploit the strategic opportunity in the region covered by the North American Free Trade Agreement to rebuild profitability in Mexico and deliver satisfactory returns in the US;

•	set up a UK ring-fenced bank by 2018;

•	realise $4.5-5.0bn in cost savings and return operating expenses to 2014 levels by the end of 2017;

HSBC HOLDINGS PLC

Overview (continued)

•	deliver revenue growth greater than GDP growth from our international network;

•	capture growth opportunities in Asia, including in China’s Pearl River Delta and the Association of Southeast Asian Nations, and in our Asset Management and Insurance businesses;

•	generate $2.0-2.5bn revenue from our global leadership position in business arising from the internationalisation of the Chinese currency, the renminbi; and

•	complete the implementation of Global Standards, our globally consistent and rigorous financial crime controls.

Delivering these actions will create value for our customers and shareholders, and enable us to meet global standards while driving business success. It will also help us to continue to adapt to the structural changes that are asked of us by regulators and legislators.

Meeting our targets

We will update shareholders on progress in executing these actions every quarter, beginning with our third quarter results in November. Delivery is our number one priority.

Work is proceeding on all of our actions, in particular those aimed at reducing risk-weighted assets (‘RWAs’), cutting costs and turning around or disposing of underperforming parts of the business.

Reducing RWAs will be a gradual process, but we have made a good start in the first half of the year. We reduced RWAs by $50bn, largely through asset sales in the Global Banking and Markets legacy book, the sale of part of our shareholding in Industrial Bank, and more detailed mapping within RWA calculations and improved recognition of collateral. We have redeployed $30bn RWAs into higher returning areas. I am confident that we will continue to make significant progress on this in the remainder of 2015.

Over the next two years we will continue to build our capital base and redeploy some of the RWAs that we take out of the business in line with the priorities we outlined in June.

Although we are aiming to ‘pivot’ our business towards profitable growth opportunities in Asia, Asia is not the exclusive focus of reinvestment. In order to maintain broad-based growth and a diversified risk profile, we expect around half of incremental RWAs to be redeployed to Asia, with the rest spread across Europe, the Middle East and North Africa, North America and Mexico. If we cannot find strategic opportunities to deploy capital with a return on equity above 10% we will return the capital to shareholders, subject to regulatory approval.

We have commenced our work to reduce costs and expect to be able to demonstrate tangible progress in the coming quarters. Fulfilling these actions will also entail a number of one-off transformation costs, some of which will be incurred during the second half of 2015. We expect the largest portion of these costs to fall in 2016.

On 31 July we agreed to sell our Brazil business to Banco Bradesco S.A. for $5.2bn. As we said at our Investor Update, we plan to maintain a modest corporate banking presence in Brazil to serve our international clients in the country. This transaction delivers excellent value for shareholders and represents significant delivery against the actions we outlined in June.

Summary and outlook

We are hopeful for a modest improvement in the world economy in the second half of the year. More accommodating monetary conditions should help the mainland Chinese economy to stabilise after first half challenges. US economic growth is also likely to accelerate. Thanks to lower oil prices, real incomes are rising across much of the eurozone and in the UK. Key uncertainties include the pace of recovery in capital spending, the timing of any US monetary tightening and ongoing challenges in the eurozone.

Our performance in July was satisfactory. Our focus is on making significant progress in executing our strategic actions during the remainder of the year.

S T Gulliver

Group Chief Executive

3 August 2015

HSBC HOLDINGS PLC

Strategy update

Strategy update

Distinctive advantages

Throughout our 150-year history, HSBC has been where the growth is, connecting customers to opportunities.

Our strategy is to maintain an international network to connect faster-growing and developed markets. We seek to develop our Wealth business and invest in Retail Banking only in markets where we can achieve profitable scale.

HSBC has three distinctive advantages that bring value to our customers, shareholders and other stakeholders:

•	an unrivalled global presence;
•	a diversified universal banking model; and
•	strong capital generation.

Unrivalled global presence

Our network covers more than 85% of global trade and capital flows, and we provide clients and investors with access to the most attractive global growth opportunities.

We expect global trade to continue to grow faster than global gross domestic product (‘GDP’). We are a leading provider of transaction banking products which support global economic flows, including Payments and Cash Management, Global Trade and Receivables Finance, Foreign Exchange and Securities Services. We estimate that approximately 40% of our client revenues are linked to our international network.

Our strong presence in key trade corridors includes the largest and fastest-growing. Trade between mainland China and the US, for example, is expected to grow at an average of about 10% a year to 2020.

We have banking operations in the fastest-growing locations, particularly in Asia. In the first half of 2015 (‘1H15’) revenues from Asia and the Middle East and North Africa contributed about 45% of adjusted Group revenues. The breadth and scale of our coverage permits deeper client relationships and generates higher revenue per client served across multiple geographical regions.

Diversified universal banking model

We generate revenues through four global businesses – Retail Banking and Wealth Management (‘RBWM’); Commercial Banking (‘CMB’); Global Banking and Markets (‘GB&M’) and Global Private Banking (‘GPB’) – with the first three each contributing 25% to 40% of total revenues.

Diversification keeps the Group’s earnings volatility at low levels and, through diverse business activities, we maintain a lower risk profile than our global and regional competitors (see footnote 1 on page 56). For example, the percentage of loan impairment charges to loans and advances to customers on an adjusted basis fell to 30bps in 1H15, down from 33bps in the first half of 2014 (‘1H14’). Our large deposit base provides stable and inexpensive funding for our lending activities.

Our universal banking model provides benefits from shared resources and product capabilities. Synergies across global businesses generated $6.1bn of revenue for the Group (18% of the total) in 1H15. We realised particular growth in revenues from GB&M products provided to CMB clients, which increased by 9% compared with 1H14.

Strong capital generation

From 2011 to 2014, HSBC generated an average of $9.1bn of capital each year. Strong capital generation enables us to meet increasing regulatory requirements while continuing a long-term trend of progressive dividend payments to shareholders. We are among the top five dividend payers of major stock exchanges worldwide.

Our common equity tier 1 (‘CET1’) ratio (end point) at 30 June 2015 was 11.6% compared with 11.3% at 30 June 2014. We declared first and second interim dividends totalling $3.9bn in 1H15, compared with $3.8bn in 1H14.

Strategic actions

The environment in which HSBC operates is dynamic, with macroeconomic, technology and regulatory changes reshaping the competitive landscape.

At our Investor Update in June 2015 (‘Investor Update’), we announced a series of strategic actions to capture the value of our global network and adapt to structural changes in the operating environment. We also announced a review of the Group headquarters location to be completed by the end of 2015. These strategic actions are shown in the table below. For further information and full Investor Update materials see www.hsbc.com/investor-relations.

HSBC HOLDINGS PLC

Strategy update (continued)

Strategic actions to be completed by 2017 unless otherwise stated

Targeted outcomes
1. Reduce RWAs across the Group by 25% or more[2] and reinvest the capital in higher-performing businesses. Reducing RWAs will help GB&M reach profitability targets	• $290bn reduction in Group RWAs • GB&M return to Group target profitability; <1/3 of Group RWAs
2. Continue to optimise our global network and reduce complexity through the ongoing application of the six-filter process that guides our decisions on where we do business	• Reduced footprint

3.  Leverage our international network and strategic opportunity in the area covered by the North American Free Trade Agreement to rebuild profitability in Mexico and deliver satisfactory returns in the US

• Profit before tax: – US: about $2bn – Mexico: about $0.6bn
4. Set up a UK ring-fenced bank	• Completion by 2018
5. Deliver $4.5-5.0bn in cost savings	• 2017 exit rate equal to 2014 operating expenses
6. Deliver revenue growth above GDP growth from our international network	• Revenue growth of international network above GDP growth
7. Capture growth opportunities in Asia including in China’s Pearl River Delta, in the Association of Southeast Asian Nations, and in our Asset Management and Insurance businesses	• Market share gains • About 10% growth per annum in assets under management in Asia
8. Grow business from our global leadership position in the internationalisation of the Chinese currency, the renminbi	• $2.0-2.5bn revenue
9. Implement Global Standards, our globally consistent and rigorous financial crime controls	• Completion by end of 2017
10. Review the location of the Group’s headquarters	• Completion by end of 2015

For footnote, see page 56.

Global footprint and six filters review

At 30 June 2015, we were present in 72 markets, of which 18 are priority markets.

Priority markets represent about 85% of Group revenues but cover only 55-60% of world GDP, trade and capital flows. Our other markets cover an additional 25-30% of global economic flows. Our presence in these network markets allows us to serve clients as a provider of global trade and payments services across a truly international network.

We conduct a periodic review of our markets using six filters to guide our decisions about when and where to invest. At the Investor Update, we announced our intention to sell our operations in Turkey and Brazil, though we plan to maintain a presence in Brazil to serve large corporate clients’ international needs.

Structural reform and resolution planning

We continue to work with our primary regulators to develop and agree a resolution strategy for HSBC. It is our view that a strategy by which the Group breaks up at a subsidiary bank level at the point of resolution (referred to as a Multiple Point of Entry strategy) is the optimal approach as it is aligned to our existing legal and business structure. We are engaging with our regulators to address inter-dependencies between different subsidiary banking entities in order to enhance resolution.

In the first half of 2015, we continued to progress our plans to establish a separately incorporated group of service companies (‘ServCo group’) in order to remove operational dependencies where one subsidiary bank provides critical services to another. In the UK, we have commenced the transfer of critical services, including associated employees and assets, from each of HSBC Bank plc and HSBC Holdings to the ServCo group. Similar transfers are planned to begin in Hong Kong soon.

The Group presented an updated ring-fencing project plan to regulators in May 2015. The plan provides for the transfer into a separate subsidiary of the HSBC Group, the qualifying components of HSBC Bank plc’s UK RBWM, CMB and GPB businesses. The plan remains subject to further planning and approvals internally and is ultimately subject to the approval of the Prudential Regulation Authority (‘PRA’), the Financial Conduct Authority (‘FCA’) and other applicable regulators. The Group announced in March 2015 that the headquarters of the new UK ring-fenced bank will be located in Birmingham.

Global Standards implementation

We are at the midpoint of our five-year programme to implement the highest or most effective standards to combat financial crime and transform the way that we manage financial crime risk.

On 31 March 2015, we put in place enhanced procedures everywhere we do business to help us detect, deter and protect against financial crime. These procedures cover how we meet the requirements of our global anti-money laundering (‘AML’) and sanctions policies – our Global Standards.

Through the adoption of these Global Standards, we aim to deliver a consistent, comprehensive approach to managing financial crime risk in all our markets. In many instances, the policies extend beyond what we are required to do under local laws and regulations, reflecting the fact that HSBC has no appetite for business with illicit actors.

HSBC HOLDINGS PLC

We continue to deliver infrastructure changes and systems enhancements that support the effective and sustainable operation of our financial crime controls.

In this respect, we have made significant progress since the beginning of 2015, including:

•	deploying enhanced customer due diligence by GPB in their 18 markets;

•	specific deployments of enhanced customer due diligence by other lines of business in the United Arab Emirates (‘UAE’), the US, Lebanon, Hong Kong, Singapore, Russia and Germany;

•	completing targeted training for those identified as being in the highest risk roles;

•	moving Financial Intelligence Units from the Global Standards programme to business as usual management. This establishes a new strategic capability to identify and analyse significant financial crime cases, trends and strategic issues and share information across HSBC; and

•	commencing the roll-out of strategic technology that supports our customer selection decisions, including how we exit business relationships that exceed our risk appetite.

The Monitor

An independent compliance monitor (‘the Monitor’) was appointed in 2012 under the agreements entered into with the US Department of Justice, the UK FCA and the US Federal Reserve Board to produce regular assessments of the effectiveness of our financial crime compliance procedures and controls. The work of the Monitor is described on page 27 of the Annual Report and Accounts 2014. We are working to implement the agreed recommendations flowing from the Monitor’s 2013 and 2014 reviews. We recognise we are only half-way through our five-year Deferred Prosecution Agreement (‘US DPA’) and look forward to maintaining a strong, collaborative relationship with the Monitor and his team.

Targets

The strategic actions announced in our Investor Update will help the Group achieve the targets set out in the Annual Report and Accounts 2014.

We aim to achieve a return on equity of more than 10% by 2017, with momentum for higher returns in the future. We aim to grow business revenues faster than operating expenses on an adjusted basis. We are also committed to delivering a progressive dividend consistent with the growth of the overall profitability of the Group and predicated on our ability to meet regulatory capital requirements in a timely manner.

Delivering these actions will create value for our customers and shareholders and contribute to the long-term sustainability of HSBC. In the process, we shall maintain a robust, resilient and environmentally sustainable business in which our customers can have confidence, our employees can take pride, and our communities can trust.

Risk

All our activities involve, to varying degrees, the measurement, evaluation, acceptance and management of risk or combinations of risks.

As a provider of banking and financial services, we actively manage risk as a core part of our day-to-day activities. Our risk management framework seeks to ensure we have a robust and consistent approach to risk management at all levels of the organisation and across all risk types. This is described on page 24 of the Annual Report and Accounts 2014.

The principal risks associated with our banking and insurance manufacturing operations are listed on page 114 of the Annual Report and Accounts 2014.

Identifying and monitoring current and forward-looking risks is integral to our approach to risk management. During the first half of 2015, senior management paid particular attention to the top and emerging risks that are described on page 57.

The chart below provides a high level guide to how our business activities are reflected in our risk measures and in the Group’s balance sheet at 30 June 2015. The assets and liabilities indicate the contribution each business makes to the balance sheet, while RWAs illustrate the relative size of the risks incurred for each business.

HSBC HOLDINGS PLC

Strategy update (continued)

Exposure to risks arising from the business activities of global businesses

HSBC

Global business	RBWM	CMB	GB&M	GPB	Other (including Holding Company)
Business activities	– Deposits – Accounts services – Credit and lending – Asset management – Wealth solutions and financial planning – Broking – Insurance (distribution; life manufacturing)	– Deposits – Payments and cash management – Credit and lending – International trade and receivables finance – Commercial insurance and investments	– Deposits – Payments and cash management – Balance sheet management – Credit and lending – Asset and trade finance – Corporate finance – Markets – Securities services	– Deposits – Account services – Credit and lending – Investment management – Financial advisory – Broking – Corporate finance (via GB&M) – Alternative investments – Trusts and estate planning	– HSBC holding company and central operations
Balance sheet[3]	$bn – Assets 497 – Customer accounts 590	$bn – Assets 379 – Customer accounts 362	$bn – Assets 1,790 – Customer accounts 299	$bn – Assets 86 – Customer accounts 83	$bn – Assets 168 – Customer accounts 2
RWAs	$bn – Credit risk 167 – Operational risk 38	$bn – Credit risk 408 – Operational risk 32	$bn – Credit risk 307 – Counterparty credit risk 84 – Operational risk 44 – Market risk 57	$bn – Credit risk 17 – Operational risk 4	$bn – Credit risk 37 – Operational risk –
Risk profile	Liquidity and funding risk, pension risk, operational risk (including fiduciary risk, regulatory compliance risk, and financial crime compliance risk), reputational risk, sustainability risk and insurance risk, the latter predominantly in RBWM and CMB.

For footnote, see page 56.

Risk appetite

We define risk appetite as the type and quantum of risks that we are willing to accept in achieving our medium- and long-term strategic goals. It is a key component of our management of risk, is set on a time horizon consistent with the strategic planning period and is reviewed on an ongoing basis, with a formal review every six months. Our approach to risk appetite is described on page 25 of the Annual Report and Accounts 2014.

Changes to key metrics of the Group Risk Appetite Statement for 2015 include:

•	the risk appetite threshold for returns has been updated to reflect the Group’s revised financial targets as announced in the Annual Report and Accounts 2014 and re-affirmed at the Investor Update;

•	positive adjusted jaws will be used as a single measure to assess cost efficiency; and

•	cost of risk has been replaced with two new measures to monitor loan impairment charges as a percentage of gross retail and wholesale advances. This better aligns with existing risk management practices and reflects the increased focus on credit risk due to slowing global growth and the low interest rate environment.

Key metrics that were measured, monitored and presented monthly to the Risk Management Meeting of the Group Management Board during 1H15 are tabulated below:

Key risk appetite metrics

Component	Measure	Risk Appetite	30 June 2015

Returns	Return on average ordinary shareholders’ equity	>10%	10.6%
Cost efficiency	Adjusted jaws[4]	Positive	(2.9)%
Capital	Common equity tier 1 ratio – CRD IV basis	>10%	11.6%
Liquidity	HSBC consolidated balance sheet advances-to-deposits ratio	<90%	71.4%
Loan impairment charges	Retail (Principal RBWM – see page 34) loan impairment charges as % of advances	<0.65%	0.53%
	Wholesale loan impairment charges as % of advances	<0.45%	0.29%

For footnote, see page 56.

HSBC HOLDINGS PLC

Financial summary

Financial summary

Use of non-GAAP financial measures

Our reported results are prepared in accordance with IFRSs as detailed in the Financial Statements starting on page 101. In measuring our performance, the financial measures that we use include those which have been derived from our reported results in order to eliminate factors which distort period-on-period comparisons. These are considered non-GAAP financial measures.

Non-GAAP financial measures that we use throughout the Interim Management Report are described below. Non-GAAP financial measures are described and reconciled to the closest reported financial measure when used.

Adjusted performance

Adjusted performance is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons.

We use the term ‘significant items’ to collectively describe the group of individual adjustments which are excluded from reported results when arriving at adjusted performance. Significant items, which are detailed below, are those items which management and investors would ordinarily identify and consider separately when assessing performance in order to better understand the underlying trends in the business.

We consider adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believe to be significant and providing insight into how management assesses period-on-period performance.

Foreign currency translation differences

Foreign currency translation differences reflect the movements of the US dollar against most major currencies for the half-year to 30 June 2015. We exclude the translation differences when deriving constant currency data because using this data allows us to assess balance sheet and income statement performance on a like-for-like basis to better understand the underlying trends in the business.

Foreign currency translation differences

Foreign currency translation differences for the half-years to 30 June 2014 and 31 December 2014 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:

•     the income statements for the half-years to 30 June 2014 and 31 December 2014 at the average rates of exchange for the half-year to 30 June 2015; and

•     the balance sheets at 30 June 2014 and 31 December 2014 at the prevailing rates of exchange on 30 June 2015.

No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Significant items

The tables on pages 50 to 55 detail the effect of significant items on each of our geographical segments and global businesses during the first half of 2015 and the two halves of 2014.

HSBC HOLDINGS PLC

Financial summary (continued)

Consolidated income statement

Summary consolidated income statement

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m

Net interest income	16,444	17,405	17,300
Net fee income	7,725	8,177	7,780
Net trading income	4,573	3,275	3,485
Net income from financial instruments designated at fair value	2,666	1,660	813
Gains less losses from financial investments	1,874	946	389
Dividend income	68	88	223
Net insurance premium income	5,607	6,137	5,784
Other operating income	836	538	593

Total operating income	39,793	38,226	36,367
Net insurance claims and benefits paid and movement in liabilities to policyholders	(6,850)	(7,059)	(6,286)
Net operating income before loan impairment charges and other credit risk provisions	32,943	31,167	30,081
Loan impairment charges and other credit risk provisions	(1,439)	(1,841)	(2,010)

Net operating income	31,504	29,326	28,071
Total operating expenses	(19,187)	(18,266)	(22,983)

Operating profit	12,317	11,060	5,088
Share of profit in associates and joint ventures	1,311	1,280	1,252

Profit before tax	13,628	12,340	6,340
Tax expense	(2,907)	(2,022)	(1,953)

Profit for the period	10,721	10,318	4,387
Profit attributable to shareholders of the parent company	9,618	9,746	3,942
Profit attributable to non-controlling interests	1,103	572	445
Average foreign exchange translation rates to $:
$1: £	0.657	0.599	0.615
$1: €	0.897	0.730	0.777

Reported performance

Reported profit before tax of $13.6bn in the first half of 2015 (‘1H15’) was $1.3bn or 10% higher than in the first half of 2014 (‘1H14’). This was primarily driven by a net favourable movement in significant items partly offset by the adverse effects of currency translation between the periods.

Reported net operating income before loan impairment charges and other credit risk provisions (‘revenue’) of $32.9bn was $1.8bn or 6% higher than in 1H14. Revenue was affected by significant items including, in 1H15, a $1.4bn gain on the partial sale of our shareholding in Industrial Bank Co. Ltd (‘Industrial Bank’) and positive favourable fair value movements on our own debt designated at fair value of $0.7bn compared with adverse movements of $0.2bn and a gain of $0.4bn recorded on the sale of our shareholding in Bank of Shanghai in 1H14. The overall favourable movement in significant items was largely offset by the adverse effects of currency translation between the periods. Excluding these items, the increase in revenue was primarily driven by growth in client-facing GB&M (see footnote 5 on page 56), Principal RBWM (see page 34) and CMB.

Reported loan impairment charges and other credit risk provisions (‘LICs’) of $1.4bn were $0.4bn or 22% lower than in 1H14, notably in North America and Latin America, partly offset in Middle East and North Africa.

Reported operating expenses of $19.2bn were $0.9bn or 5% higher than in 1H14, with 1H15 significant items, which included $1.1bn relating to settlements and provisions in connection with legal matters, more than offset by the positive effects of currency translation between the periods of $1.5bn.

Income from associates of $1.3bn increased marginally compared with 1H14.

On 3 August 2015, the Board announced the second interim dividend for 2015 of $0.10 per ordinary share.

Adjusted performance

For further information on non-GAAP financial measures, see page 15.

From reported results to adjusted performance

To arrive at adjusted performance, we adjust for:

•     the period-on-period effects of currency translation; and

•     the effect of significant items.

Reconciliations of our reported and adjusted results are provided on pages 50 to 55.

On an adjusted basis, profit before tax of $13.0bn in 1H15 rose by $0.3bn compared with 1H14. Higher revenue, notably in client-facing GB&M, Principal RBWM and CMB, and lower LICs were partly offset by higher operating expenses.

HSBC HOLDINGS PLC

The following commentary is on an adjusted basis.

Revenue was 4% higher with growth in client-facing GB&M, Principal RBWM and CMB

Revenue rose by $1.3bn to $30.8bn reflecting global business performance as follows:

•	In GB&M, total revenue was $0.9bn or 10% higher. This was driven by an increase of $0.8bn or 10% in client-facing GB&M, mainly in Europe, and an increase of $0.2bn in Balance Sheet Management (‘BSM’), in part driven by increased gains on disposal of available-for-sale debt securities. The rise in client-facing GB&M was notably in Markets, where revenue rose in Equities by $0.5bn and in Foreign Exchange by $0.3bn following increased volatility in the period. Equities also benefited from higher client flows and favourable movements on own credit spreads compared with minimal movements in 1H14. By contrast, revenue fell in Principal Investments reflecting lower gains on disposal than in 1H14. Legacy credit also fell from reduced revaluation gains.

•	In RBWM, revenue was $0.2bn or 2% higher driven by Principal RBWM (up $0.5bn) partly offset by the run-off of our US Consumer and Mortgage Lending (‘CML’) portfolio ($0.2bn lower). In our Principal RBWM business, revenue increased by 4%, mainly driven by higher income across all Wealth Management products, notably in Hong Kong from equities and mutual funds products in Investment Distribution as a result of higher stock market turnover. The increase also reflected a net favourable valuation movement in our life insurance manufacturing business following increasing interest rates in the eurozone compared with falling rates in 1H14, and improved equity market performance in Asia. Current accounts, savings and deposit revenues were up by 2%, mainly due to customer account balances increasing by 4%, principally in the UK and Hong Kong. By contrast, personal lending revenues decreased by 2% despite higher balances, driven lower in the UK by a reduction in overdraft fees reflecting re-pricing and the introduction in November 2014 of a text message alert service for customers, and reduced spreads on mortgages.

•	In CMB, revenue rose by $0.3bn or 4%, primarily due to higher net interest income in Credit and Lending and Payments and Cash Management, mainly in Hong Kong and the UK. In Hong Kong, this reflected average balance sheet growth and wider lending spreads, while in the UK it reflected continued balance sheet growth, notably from lending in our Large Corporate and Middle-Market Enterprises (‘MME’) segments. In addition, revenue increased in the US, primarily from lending growth to Large Corporate customers, and in Argentina, in part reflecting wider deposit spreads.

•	In GPB, revenue was broadly unchanged as a decrease arising from the managed reduction in client assets from the ongoing repositioning of our business, notably in

Europe, was offset by an increase in revenue in Hong Kong which reflected a rise in client transaction volumes and higher market volatility, coupled with the effect of positive net new money in 2014. We continued to grow the parts of the business that fit our target model, attracting net new money of $7bn in 1H15, mainly in Hong Kong, the US and the UK, over 45% of which was driven by referrals from our three other global businesses.

LICs fell by 8%, primarily in North America and Latin America, partly offset in Middle East and North Africa, Europe and Asia

LICs reduced by $0.1bn.

•	In North America, LICs continued to fall in the US CML portfolio in RBWM, driven by reduced levels of delinquency and new impaired loans in addition to lower lending balances from the continued run-off and loan sales. The reduction also reflected the non-recurrence of impairment charges recorded in CMB and GB&M in 1H14 following a revision to certain estimates used in our corporate loan impairment calculation. These factors were partly offset by lower favourable market value adjustments of underlying properties in the CML portfolio as improvements in housing market conditions were less pronounced in 1H15 than in 1H14.

•	In Latin America, LICs decreased, mainly due to lower collectively assessed impairment charges in RBWM in Brazil, in part due to the non-recurrence of charges from refinements made in 1H14 to the impairment model for non-restructured loan portfolios, and in Mexico reflecting lower delinquency rates on personal lending, payroll and card portfolios.

However, LICs increased:

•	in Middle East and North Africa, where the adverse movement reflected individually assessed impairment charges in 1H15 compared with a net release in 1H14, primarily on UAE-related exposures in CMB and GB&M;

•	in Europe, primarily in GB&M reflecting lower releases of available-for-sale asset-backed securities (‘ABS’s) and higher impairment charges relating to Greek exposures, partly offset by lower individually assessed impairment charges notably in GB&M in the UK; and

•	in Asia, mainly reflecting a specific CMB impairment charge in Indonesia in 1H15.

Operating expenses were 7% higher in 1H15

On an adjusted basis, operating expenses increased by $1.2bn or 7% reflecting increases in both ‘run-the-bank’ and ‘change-the-bank’ costs. For further information on the categorisation of operating expenses as run-the-bank and change-the-bank costs, see page 26.

The rise in run-the-bank costs of $0.8bn was primarily driven by staff costs, reflecting wage inflation, principally in Latin America and Hong Kong, and a targeted increase in the number of staff to support growth initiatives in the global businesses. The increase in staff numbers included:

HSBC HOLDINGS PLC

Financial summary (continued)

•	in GB&M, investment in our Payments and Cash Management business in North America, Asia and Europe;

•	in CMB, investment in Payments and Cash Management in North America and organic growth initiatives in Asia and Europe; and

•	in RBWM, additional FTEs in Asia to support revenue growth.

This investment was in line with our strategic objectives to prioritise growth in Asia and achieve revenue growth above GDP from our international network. Run-the-bank costs also increased due to higher Regulatory Programmes and Compliance costs as a result of our ongoing focus on Global Standards, particularly in the area of financial crime and compliance.

The increase in change-the-bank costs of $0.4bn was also driven by inflation and higher regulatory and compliance costs. This was a result of the continued focus on Global Standards, including the Group-wide roll out of the new AML and sanctions policy procedures and the ongoing parallel deployment of enhanced customer due diligence and financial crime compliance infrastructure. These actions are in line with our strategic target to complete the implementation of Global Standards by the end of 2017.

The number of employees, expressed in full-time equivalent numbers (‘FTE’s), increased by 2,186 during 1H15 to 259,788. The average number of FTEs adjusted for business disposals increased by 2% compared with 1H14 due to additional FTE requirements for regulatory programmes and compliance and business growth in GB&M.

Income from associates

Income from associates of $1.3bn increased marginally compared with 1H14.

Effective tax rate

The effective tax rate was 21.3% compared with 16.4% in 1H14.

The effective tax rate for 1H14 was significantly lower principally due to prior year adjustments.

Brazil and Turkey

We intend to dispose of our operations in Brazil and Turkey as part of the plans to re-size and simplify the business announced in our Investor Update. A presence in Brazil will be maintained to serve large corporate clients with respect to their international needs. We expect that the sales will have a significant effect on the future trading results of the Group, in particular the disposal of Brazil (see page 47 for further details).

The assets and liabilities relating to Brazil have been classified as ‘held for sale’ on the Group balance sheet in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

There is no separate presentation in the income statement.

HSBC HOLDINGS PLC

Group performance by income and expense item

For further financial performance data for each geographical region and global business, see pages 33 to 41 and 42 to 49, respectively.

Net interest income

	Half-year to
	30 June 2015 $m		30 June 2014 $m		31 December 2014 $m

Interest income	24,019		25,435		25,520
Interest expense	(7,575)		(8,030)		(8,220)

Net interest income[6]	16,444		17,405		17,300
Average interest-earning assets	1,730,663		1,801,862		1,771,460

Gross interest yield[7]	2.80%		2.85%		2.86%

Cost of funds	(1.03%	)	(1.03%	)	(1.07%	)

Net interest spread[8]	1.77%		1.82%		1.79%

Net interest margin[8]	1.92%		1.95%		1.94%

For footnotes, see page 56.

Reported net interest income of $16.4bn decreased by $1.0bn or 6% compared with 1H14. This was driven by the currency translation and significant items summarised in the table below. On an adjusted basis, net interest income was broadly unchanged compared with 1H14.

Significant items and currency translation

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m
Significant items
– releases/(provisions) arising from the ongoing review of compliance with the Consumer Credit Act in the UK	12	(367)	(265)
– acquisitions, disposals and dilutions	–	34	4
	12	(333)	(261)
Currency translation		1,356	1,069

Total	12	1,023	808

On a reported basis, net interest spread and margin were marginally lower in 1H15 due to reduced yields on customer lending in Europe, Latin America and North America. In addition, there were lower yields on short-term funds and financial investments.

Interest income

Reported interest income decreased by $1.4bn compared with 1H14 due to lower interest income on loans and advances to customers. The decrease was driven by currency translation, notably in Latin America and Europe, although this was partly offset in Europe as 1H14 included the effect of UK Consumer Credit Act (‘CCA’) provisions. Excluding these factors, interest income on loans and advances to customers was broadly unchanged as higher interest income in Asia and Latin America was broadly offset in Europe and North America.

In Asia, the rise in interest income was driven by growth in average term lending balances, the effect of which was partly offset by compressed yields on customer lending in mainland China due to central bank rate reductions. In Latin America, the increase was primarily in Brazil and Argentina driven by average balance sheet growth and, additionally, in Brazil, by the effect of successive increases in central bank interest rates since late 2014.

By contrast, in Europe, the reduction in interest income was driven by lower average balances and yields on mortgages in the UK in line with competitive pricing, and the effect of downward movements in market interest rates in the eurozone. Interest income also decreased in North America as new lending to customers in RBWM and CMB was at reduced yields in the current low interest rate environment, and the CML portfolio continued to decrease from run-off and sales.

Interest income on short-term funds and financial investments in BSM decreased, due to currency translation in Latin America, notably in Brazil, and in Europe. Excluding this, interest income rose, primarily in Latin America due to an increase in average balances and the effect of central bank rate rises in Brazil. These rate rises also drove increased interest income on reverse repurchase agreements. The rise in Latin America was partly offset by falls in Europe due to a managed reduction in average balances and, to a lesser extent, in Asia reflecting movement in central bank interest rates in mainland China and changes in the currency mix of the overall portfolio.

HSBC HOLDINGS PLC

Financial summary (continued)

Interest expense

Reported interest expense decreased by $0.5bn compared with 1H14, primarily on customer accounts, reflecting currency translation, primarily in Latin America and Europe. Excluding this, interest expense on customer accounts rose in Latin America notably in Brazil, driven by increases in the central bank interest rate and growth in average balances.

In North America, other interest expense increased as 1H14 benefited from the release of accrued interest associated with uncertain tax positions.

Interest expense on debt issued also increased, excluding the effects of currency translation. This was largely in Latin America, notably Brazil, in line with central bank interest rate rises, coupled with an increase in average balances. These factors were partly offset in Europe, as new debt was issued at lower prevailing rates and average outstanding balances fell as a result of net redemptions.

Net fee income

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m

Account services	1,383	1,734	1,673
Funds under management	1,310	1,283	1,375
Cards	1,120	1,210	1,250
Credit facilities	989	963	927
Broking income	817	664	707
Unit trusts	595	518	487
Imports/exports	485	558	557
Underwriting	450	536	336
Remittances	387	411	422
Global custody	371	359	367
Insurance agency commission	284	302	214
Other	1,181	1,493	1,199

Fee income	9,372	10,031	9,514

Less: fee expense	(1,647)	(1,854)	(1,734)

Net fee income	7,725	8,177	7,780

Reported net fee income fell by $452m compared with 1H14, primarily reflecting the adverse effects of currency translation of $598m between the periods, notably in Europe and Latin America.

On an adjusted basis, net fee income increased by $156m or 2%. This reflected higher net fee income in Asia and North America, mainly in RBWM, partly offset by a reduction in Europe, primarily within GB&M and RBWM.

Fee income from both broking and unit trusts grew strongly, mainly in Hong Kong, driven by higher sales of equities and mutual funds in RBWM. This reflected higher stock market turnover, in part facilitated by the Shanghai-Hong Kong Stock Connect platform following a relaxation of certain restrictions in 1H15 by the regulator in mainland China, and higher investor appetite following improvements in Asian equity markets notwithstanding the weakness experienced in the latter part of June 2015.

Fee income from funds under management also increased in Asia, Europe and North America. In our Global Asset Management business, management fees increased in Hong Kong, France and the US driven by volume growth, in part due to higher net inflows of fixed income products, and stronger equity market performance, notably in Europe and Asia. Fee income from funds under management also increased in Germany reflecting business growth in GB&M.

In addition, fee income from credit facilities increased, mainly in North America, reflecting continued lending growth in CMB through our focus on internationally connected cities.

By contrast, account services fee income decreased, primarily in the UK in RBWM where lower overdraft fees reflected re-pricing and fewer overdrawn balances following the introduction in November 2014 of a text-alert service for customers. Account services fees also reduced in Switzerland due to the continued repositioning of our GPB business.

In addition, underwriting fee income decreased, mainly in Hong Kong in GB&M reflecting reduced activity in equity capital markets, although this was partly offset by higher volumes of debt issuances in the US.

Fee expenses were marginally lower by $15m or 1%, compared with 1H14, primarily in the US reflecting favourable adjustments to mortgage servicing rights valuations following mortgage interest rate increases in 1H15 compared with decreases in 1H14.

HSBC HOLDINGS PLC

Net trading income

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m

Trading activities	3,553	2,666	2,753
Net interest income on trading activities	1,053	913	994
Gain/(loss) on termination of hedges	(8)	(4)	5
Other trading income/(expense) – hedge ineffectiveness:
– on cash flow hedges	4	15	19
– on fair value hedges	26	22	(3)
Adverse fair value movement on non-qualifying hedges	(55)	(337)	(283)

Net trading income	4,573	3,275	3,485

Reported net trading income of $4.6bn was $1.3bn higher compared with 1H14, predominantly in Asia and Europe. The movement in net trading income in part reflected the following significant items and currency translation summarised in the table below.

Significant items and currency translation

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m
Included within trading activities:
– favourable/(adverse) debit valuation adjustment on derivative contracts	165	(155)	(177)
Other significant items:
– adverse fair value movements on non-qualifying hedges	(45)	(322)	(219)
– acquisitions, disposals and dilutions	–	2	–

	120	(475)	(396)
Currency translation		240	207

Total	120	(235)	(189)

On an adjusted basis, excluding the significant items and currency translation tabulated above, net trading income from trading activities increased by $943m compared with 1H14, notably in client-facing GB&M driven by our Equities and Foreign Exchange businesses, primarily in the UK, following a rise in volatility in 1H15. Equities also benefited from increased client activity and favourable movements on own credit spreads compared with minimal movements in 1H14.

Net interest income from trading activities grew, mainly in Asia from increased average balances of trading assets, and in North America from a change in portfolio mix towards higher-yielding debt securities.

Net income from financial instruments designated at fair value

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m
Net income/(expense) arising from:
– financial assets held to meet liabilities under insurance and investment contracts	1,615	1,396	904
– liabilities to customers under investment contracts	(301)	(231)	(204)
– HSBC’s long-term debt issued and related derivatives	1,324	438	70
– change in own credit spread on long-term debt	650	(215)	632
– other changes in fair value	674	653	(562)

– other instruments designated at fair value and related derivatives	28	57	43

Net income from financial instruments designated at fair value	2,666	1,660	813

HSBC HOLDINGS PLC

Financial summary (continued)

Assets and liabilities from which net income from financial instruments designated at fair value arose

	At
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m

Financial assets designated at fair value	25,168	31,823	29,037
Financial liabilities designated at fair value	69,485	82,968	76,153

Including:
Financial assets held to meet liabilities under:
– insurance contracts and investment contracts with DPF	11,341	11,906	10,650
– unit-linked insurance and other insurance and investment contracts	12,297	16,927	16,333
Long-term debt issues designated at fair value	62,962	75,740	69,681

The majority of the financial liabilities designated at fair value are fixed-rate long-term debt issues and are managed in conjunction with interest rate swaps as part of our interest rate management strategy. These liabilities are discussed further on page 50 of the Annual Report and Accounts 2014.

Reported net income from financial instruments designated at fair value was $2.7bn in 1H15, compared with $1.7bn in 1H14. The former included favourable movements in the fair value of our own long-term debt of $650m due to changes in credit spread, compared with adverse movements of $215m in the latter period.

On an adjusted basis, which excludes changes in own credit spread and the net adverse effect of currency translation of $226m, net income from financial instruments designated at fair value increased by $367m.

Net income arising from financial assets held to meet liabilities under insurance and investment contracts of $1.6bn was $387m higher than in 1H14. This primarily reflected stronger equity market performance, notably in Hong Kong, mainland China and France.

Investment gains or losses arising from equity markets result in a corresponding movement in liabilities to customers, reflecting the extent to which unit-linked policyholders, in particular, participate in the investment performance of the associated asset portfolio. Where these relate to assets held to back investment contracts, the corresponding movement in liabilities to customers is also recorded under ‘Net income/(expense) from financial instruments designated at fair value’. This is in contrast to gains or losses related to assets held to back insurance contracts or investment contracts with discretionary participation features (‘DPF’), where the corresponding movement in liabilities to customers is recorded under ‘Net insurance claims and benefits paid and movement in liabilities to policyholders’.

Net income from ‘Other changes in fair value’ increased mainly reflecting a net favourable movement of $73m due to interest and exchange rate hedging ineffectiveness.

Gains less losses from financial investments

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m
Net gains from disposal of:
– debt securities	310	185	480
– equity securities	1,578	782	255
– other financial investments	4	2	4

	1,892	969	739
Impairment of available-for-sale equity securities	(18)	(23)	(350)

Gains less losses from financial investments	1,874	946	389

In 1H15, gains less losses from financial investments increased by $928m on a reported basis compared with 1H14, driven by the significant items and currency translation tabulated below, notably the gain on the partial sale of our shareholding in Industrial Bank ($1.4bn).

On an adjusted basis, excluding all significant items and currency translation tabulated below, gains less losses from financial investments increased by $46m, driven by an increase from the disposal of available-for-sale debt securities in Europe, Asia and North America. This was partly offset by lower gains on disposal in Principal Investments in the UK.

HSBC HOLDINGS PLC

Significant items and currency translation

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m
Significant items
– gain on the partial sale of shareholding in Industrial Bank	1,372	–	–
– gain on sale of shareholding in Bank of Shanghai	–	428	–
– impairment on our investment in Industrial Bank	–	–	(271)

	1,372	428	(271)
Currency translation		62	26

Total	1,372	490	(245)

Net insurance premium income

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m

Gross insurance premium income	5,855	6,358	6,012
Reinsurance premiums	(248)	(221)	(228)

Net insurance premium income	5,607	6,137	5,784

Reported net insurance premium income decreased by $530m compared with 1H14, mainly reflecting the adverse effect of currency translation of $448m. On an adjusted basis, net insurance premium income fell marginally by $82m or 1%, driven by a reduction in Asia partly offset by higher premium income in Europe and Latin America.

In Asia, premium income fell, primarily in Hong Kong from lower unit-linked contract premiums and lower sales of endowment products.

In Europe, premium income increased, driven by France, where there were higher sales of investment contracts with DPF reflecting customer demand, partly offset in the UK by lower pension premiums following a decision to exit the commercial pensions market in 2014.

Net insurance premium income also increased in Latin America, primarily in Brazil due to higher volumes of new business reflecting sales campaigns.

Other operating income

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m

Rent received	84	82	80
Gains recognised on assets held for sale	34	10	210
Gains on investment properties	33	71	49
Gains on disposal of property, plant and equipment, intangible assets and non-financial investments	26	3	29
Change in present value of in-force long-term insurance business	438	200	61
Other	221	172	164

Other operating income	836	538	593
Change in present value of in-force long-term insurance business
	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m

Value of new business	438	479	391
Expected return	(279)	(286)	(259)
Assumption changes and experience variances	241	(3)	(113)
Other adjustments	38	10	42

Change in present value of in-force long-term insurance business	438	200	61

HSBC HOLDINGS PLC

Financial summary (continued)

Reported other operating income of $836m increased by $298m compared with 1H14. This was in part due to the significant items and currency translation summarised in the table below.

Significant items and currency translation

	Half year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m
Significant items
Included within gains recognised on assets held for sale:
– gain/(loss) on sale of several tranches of real estate secured accounts in the US	17	(15)	183
Included within the remaining line items:
– acquisitions, disposals and dilutions	–	(14)	(27)

	17	(29)	156
Currency translation		(45)	(28)

Total	17	(74)	128

On an adjusted basis, excluding the significant items and currency translation tabulated above, other operating income increased by $207m compared with 1H14. This was primarily due to higher favourable movements in the present value of in force long-term insurance business (‘PVIF’) in RBWM, partly offset by lower disposal and revaluation gains on investment properties in 1H15.

The higher favourable movement in the PVIF balance was driven by positive investment assumption changes in France due to rising interest rates in 1H15, compared with falling rates in 1H14. In addition, positive experience variances were reported in Hong Kong, though they were offset by an increase in liabilities to policyholders following a change in the regulatory discount rate. The overall increases were partially offset by a reduction in the value of new business driven mainly by a change in business mix in Hong Kong.

Net insurance claims and benefits paid and movement in liabilities to policyholders

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m
Insurance claims and benefits paid and movement in liabilities to policyholders:
– gross	7,099	7,212	6,511
– reinsurers’ share	(249)	(153)	(225)

Net total	6,850	7,059	6,286

Reported net insurance claims and benefits paid and movement in liabilities to policyholders were $209m lower than in 1H14, mainly reflecting the effect of currency translation of $562m. On an adjusted basis, net insurance claims and benefits paid and movement in liabilities to policyholders were $353m higher.

The increase was mainly driven by higher investment returns on the assets held to support liabilities under contracts where the policyholder bears investment risk. Notably, this included stronger equity market performance in France. The gains or losses recognised on the financial assets designated at fair value held to support these insurance and investment contract liabilities are reported in ‘Net income from financial instruments designated at fair value’.

In addition, there was a one-off increase in liabilities to policyholders in Hong Kong following a change in the regulatory discount rate applied to the liabilities which is offset by the corresponding PVIF experience variance noted above.

These increases were partially offset by lower net insurance premium income as described above.

HSBC HOLDINGS PLC

Loan impairment charges and other credit risk provisions

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m
Loan impairment charges
– new allowances net of allowance releases	1,797	2,581	2,429
– recoveries of amounts previously written off	(350)	(556)	(399)

	1,447	2,025	2,030
– individually assessed allowances	480	558	1,222
– collectively assessed allowances	967	1,467	808

Releases of impairment allowances of available-for-sale debt securities	(38)	(214)	(105)
Other credit risk provisions	30	30	85

Loan impairment charges and other credit risk provisions	1,439	1,841	2,010

	%	%	%
Impairment charges on loans and advances to customers as a percentage of average gross loans and advances to customers (annualised)	0.31	0.44	0.43

Reported loan impairment charges and other credit risk provisions (‘LICs’) of $1.4bn were $402m lower than in 1H14, in part reflecting the favourable effect of currency translation of $267m, notably in Latin America and Europe.

On an adjusted basis, LICs decreased by $133m or 8%, primarily within North America and Latin America, partly offset in Middle East and North Africa, Europe and Asia. The percentage of impairment charges to average gross loans and advances to customers fell to 30bps in 1H15 from 33bps in 1H14.

Collectively assessed impairment charges fell by $303m, mainly in North America and Latin America, partly offset in Europe.

•	In North America, impairment charges continued to fall in the US CML portfolio in RBWM, reflecting reduced levels of delinquency and new impaired loans in addition to lower lending balances from the continued run-off and loan sales. The reduction also reflected the non-recurrence of impairment charges recorded in CMB and GB&M in 1H14 following a revision to certain estimates used in our corporate loan impairment calculation. These factors were partly offset by lower favourable market value adjustments of underlying properties in the CML portfolio as improvements in housing market conditions were less pronounced in 1H15 than in 1H14; and

•	in Latin America, the decrease primarily reflected lower impairment charges in RBWM in Brazil, in part due to the non-recurrence of charges from refinements made in 1H14 to the impairment model for non-restructured loan portfolios, and in Mexico reflecting lower delinquency rates on personal lending, payroll and card portfolios.

These were partly offset:

•	in Europe, where the increase primarily reflected higher impairment charges relating to Greek exposures in GB&M, RBWM and CMB (see page 74 for further details).

Individually assessed impairment charges were broadly unchanged, as increases in Middle East and North Africa, Latin America and Asia were largely offset by a reduction in Europe.

•	In Middle East and North Africa, the increase reflected impairment charges in 1H15 compared with a net release in 1H14, primarily on UAE-related exposures in CMB and GB&M;

•	in Latin America, impairment charges rose, notably in CMB in Brazil; and

•	in Asia, the increase reflected a specific CMB impairment charge in Indonesia in 1H15.

These factors were broadly offset:

•	in Europe, where the reduction primarily reflected lower impairment charges notably in GB&M in the UK.

Net releases of credit risk provisions decreased by $161m, mainly in the UK driven by lower releases of available-for-sale ABSs in the GB&M legacy portfolio.

HSBC HOLDINGS PLC

Financial summary (continued)

Operating expenses

In addition to detailing operating expense items by category, as set out in the table below, we also categorise adjusted expenses as follows:

• run-the-bank costs comprise business as usual running costs that keep operations functioning at the required quality and standard year-on-year, maintain IT infrastructure and support revenue growth;

• change-the-bank costs comprise expenses relating to the implementation of mandatory regulatory changes and other investment costs incurred relating to projects to change business as usual activity to enhance future operating capabilities.

Change-the-bank costs do not include one-off transformation costs incurred to deliver the cost reduction and productivity outcomes outlined in the Investor Update; and

• the UK bank levy is reported as a separate category.

Run-the-bank costs are split between front office and back office reflecting the way the Group is organised into four global businesses (‘front office’), supported by the global functions (‘back office’).

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m
By expense category
Employee compensation and benefits	10,041	9,978	10,388
Premises and equipment (excluding depreciation and impairment)	1,939	2,092	2,112
General and administrative expenses	6,190	5,035	9,326

Administrative expenses	18,170	17,105	21,826
Depreciation and impairment of property, plant and equipment	604	712	670
Amortisation and impairment of intangible assets	413	449	487

Operating expenses	19,187	18,266	22,983
Staff numbers (full-time equivalent)
	At
	30 June 2015	30 June 2014	31 December 2014

Geographical regions
Europe	69,867	69,642	69,363
Asia	120,588	115,111	118,322
Middle East and North Africa	8,208	8,530	8,305
North America	20,338	20,649	20,412
Latin America	40,787	42,157	41,201

Staff numbers	259,788	256,089	257,603

Reported operating expenses of $19.2bn were $0.9bn or 5% higher than in 1H14, with the increase in significant items in 1H15 more than offset by the positive effects of currency translation.

Significant items and currency translation

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m
Significant items
– charge in relation to the settlement agreement with Federal Housing Finance Authority	–	–	550
– settlements and provisions in connection with legal matters	1,144	–	1,187
– regulatory provisions in GPB	147	–	65
– UK customer redress programmes	137	234	1,041
– restructuring and other related costs	117	82	196
– acquisitions, disposals and dilutions	–	35	5

	1,545	351	3,044
Currency translation		1,479	1,287

Total	1,545	1,830	4,331

HSBC HOLDINGS PLC

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m
By expense group
Run-the-bank – front office	8,027	7,448	7,746
Run-the-bank – back office	7,924	7,680	8,273
Change-the-bank	1,736	1,353	1,525
Bank levy	(45)	(45)	1,108
Significant items	1,545	351	3,044
Currency translation	–	1,479	1,287

Operating expenses	19,187	18,266	22,983

On an adjusted basis, excluding the significant items and currency translation tabulated above, operating expenses in 1H15 were $1.2bn or 7% higher than in 1H14 reflecting increases in both run-the-bank and change-the-bank costs.

Front office run-the-bank costs totalled $8.0bn in 1H15, an increase of $0.6bn (8%) on 1H14. This was primarily driven by higher staff costs reflecting wage inflation, principally in Argentina, Brazil and Hong Kong, and a targeted increase in the number of staff to support growth as follows:

•	in line with our strategic target to achieve revenue growth above GDP from our international network, in CMB and GB&M we invested in Payments and Cash Management in North America, Asia and Europe; and

•	in RBWM we invested in additional FTEs, mainly in Asia to support revenue growth.

Back office run-the-bank costs totalled $7.9bn in 1H15, an increase of $0.2bn (3%) on 1H14 in part driven by both wage inflation and non-wage inflation such as rental costs in Asia.

Regulatory Programmes and Compliance costs increased as a result of our ongoing focus on Global Standards, as part of which we continue to improve our compliance capabilities, particularly in the area of financial crime compliance. Additionally, we are delivering infrastructure changes and systems enhancements that support the effective and efficient operation of our financial crime controls. This supports ongoing delivery of HSBC’s external commitments and enhances the quality of customer data and the operation of our financial crime control environment. We also continued our investment to strengthen the identification, analysis and mitigation of risk.

Change-the-bank costs totalled $1.7bn in 1H15, an increase of $0.4bn (28%) on 1H14. The increase was primarily driven by higher regulatory and compliance costs which included the bank-wide roll out of the new AML and sanctions policy procedures and the ongoing parallel deployment of enhanced customer due diligence and financial crime compliance infrastructure. These actions were in line with our strategic target to complete the implementation of Global Standards by the end of 2017.

The number of employees, expressed in FTEs, increased by 2,185 during 1H15 to 259,788. The average number of FTEs adjusted for business disposals increased by 2% compared with 1H14, primarily due to additional FTE requirements for regulatory programmes and compliance.

Reported cost efficiency ratios

	Half-year to
	30 June 2015%	30 June 2014%	31 December 2014%

HSBC	58.2	58.6	76.4

Geographical regions
Europe	78.3	76.8	110.9
Asia	38.8	41.4	46.8
Middle East and North Africa	48.4	47.4	48.0
North America	79.7	69.8	87.9
Latin America	67.6	67.8	75.8

Global businesses
Retail Banking and Wealth Management[9]	67.1	67.6	75.8
Commercial Banking[9]	44.1	42.5	46.1
Global Banking and Markets	56.4	50.6	88.5
Global Private Banking	85.0	70.6	79.3

For footnote, see page 56.

HSBC HOLDINGS PLC

Financial summary (continued)

Share of profit in associates and joint ventures

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m
Associates
Bank of Communications Co., Limited	1,021	978	996
The Saudi British Bank	240	239	216
Other	25	37	27

Share of profit in associates	1,286	1,254	1,239
Share of profit in joint ventures	25	26	13

Share of profit in associates and joint ventures	1,311	1,280	1,252

HSBC’s share of profit in associates and joint ventures of $1.3bn increased marginally compared with 1H14 driven by a higher contribution from Bank of Communications Co., Limited (‘BoCom’).

Our share of profit from BoCom rose as a result of balance sheet growth, increased fee income and a reduction in loan impairment charges, partly offset by higher operating expenses.

At 30 June 2015, we performed an impairment review of our investment in BoCom and concluded that it was not impaired based on our value in use calculation (see Note 14 in the Financial Statements for further details). The continued uncertainty regarding future movements in the value in use and the expectations around increases in the carrying amount are discussed further on page 55 of the Annual Report and Accounts 2014.

Tax expense

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m

Profit before tax	13,628	12,340	6,340
Tax expense	(2,907)	(2,022)	(1,953)

Profit after tax	10,721	10,318	4,387

Effective tax rate	21.3%	16.4%	30.8%

The effective tax rate for the first half of the year of 21.3% was slightly higher than the UK corporation tax rate of 20.25% principally due to non-deductible regulatory settlements and provisions.

The effective tax rate for 1H14 was significantly lower, principally due to prior year adjustments.

HSBC HOLDINGS PLC

Consolidated balance sheet

Summary consolidated balance sheet

	At 30 June 2015 $m	At 30 June 2014 $m	At 31 December 2014 $m
ASSETS
Cash and balances at central banks	144,324	132,137	129,957
Trading assets	283,138	347,106	304,193
Financial assets designated at fair value	25,168	31,823	29,037
Derivatives	296,942	269,839	345,008
Loans and advances to banks	109,405	127,387	112,149
Loans and advances to customers	953,985	1,047,241	974,660
Reverse repurchase agreements – non-trading	149,384	198,301	161,713
Financial investments	404,682	423,710	415,467
Assets held for sale	60,929	10,248	7,647
Other assets	143,756	165,801	154,308

Total assets	2,571,713	2,753,593	2,634,139

LIABILITIES AND EQUITY
Liabilities
Deposits by banks	71,140	92,764	77,426
Customer accounts	1,335,800	1,415,705	1,350,642
Repurchase agreements – non-trading	81,506	165,506	107,432
Trading liabilities	181,435	228,135	190,572
Financial liabilities designated at fair value	69,485	82,968	76,153
Derivatives	289,984	263,494	340,669
Debt securities in issue	102,656	96,397	95,947
Liabilities under insurance contracts	69,494	75,223	73,861
Liabilities of disposal groups held for sale	53,226	12,361	6,934
Other liabilities	115,605	122,318	114,525

Total liabilities	2,370,331	2,554,871	2,434,161

Equity
Total shareholders’ equity	192,427	190,281	190,447
Non-controlling interests	8,955	8,441	9,531

Total equity	201,382	198,722	199,978

Total liabilities and equity	2,571,713	2,753,593	2,634,139

Selected financial information

	At 30 June 2015 $m	At 30 June 2014 $m	At 31 December 2014 $m
Called up share capital	9,758	9,535	9,609
Total regulatory capital	195,110	192,834	190,730
Undated subordinated loan capital	2,771	2,777	2,773
Preferred securities and dated subordinated loan capital	44,852	49,644	47,208
Risk-weighted assets	1,193,154	1,248,572	1,219,765

Financial statistics
Loans and advances to customers as a percentage of customer accounts	71.4	74.0	72.2
Average total shareholders’ equity to average total assets	7.1	6.9	7.0
Net asset value per ordinary share at period-end ($)	9.11	9.64	9.28
Number of $0.50 ordinary shares in issue (millions)	19,516	19,071	19,218
Closing foreign exchange translation rates to $:
$1: £	0.635	0.586	0.642
$1: €	0.893	0.732	0.823

A more detailed consolidated balance sheet is contained in the Financial Statements on page 101.

HSBC HOLDINGS PLC

Financial summary (continued)

Combined view of customer lending and customer deposits

	At
	30 Jun 2015 $m	30 Jun 2014 $m	31 Dec 2014 $m
Loans and advances to customers	953,985	1,047,241	974,660
Loans and advances to customers reported in ‘Assets held for sale’	21,024	1,658	577
– Brazil	20,827	–	–
– other	197	1,658	577

Combined customer lending	975,009	1,048,899	975,237

Customer accounts	1,335,800	1,415,705	1,350,642
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	19,432	4,880	145
– Brazil	19,432	–	–
– other	—	4,880	145

Combined customer deposits	1,355,232	1,420,585	1,350,787

Movement from 31 December 2014 to 30 June 2015

Total reported assets of $2.6 trillion were 2% lower than at 31 December 2014. On a constant currency basis, total assets were broadly unchanged.

Our ratio of customer advances to customer accounts was 71%. Both customer loans and customer accounts were lower on a reported basis with these movements including:

•	adverse currency translation movements of $12bn and $14bn, respectively;

•	the transfer to ‘Assets held for sale’ and ‘Liabilities of disposal groups held for sale’ of balances relating to the planned disposal of our operations in Brazil of $21bn and $19bn, respectively; and

•	a $10bn reduction in corporate overdraft and current account balances relating to a small number of clients in our Payments and Cash Management business in the UK who settled their overdraft and deposit balances on a net basis. During 2014 we made our approach to our Payments and Cash Management business more globally consistent, with customers increasing the frequency with which they settled their overdraft and deposit positions.

Excluding these movements, customer lending grew by $22bn and customer accounts grew by $29bn, notably in Asia in each case.

Assets

Cash and balances at central banks increased by $14bn, primarily in Asia, notably Hong Kong, and in Europe, partly offset by a fall in North America as we managed the balance of our liquid asset portfolios across our regions.

Trading assets decreased by $21bn despite a rise in settlement accounts of $12bn, driven by reduced holdings of debt securities across Europe, Asia and North America, as we looked to maximise the effectiveness of our asset deployment.

Derivative assets decreased by $48bn or 14%, notably in Europe relating to interest rate contracts reflecting movements in yield curves.

Loans and advances to customers decreased by $21bn driven by Latin America and Europe. This included the following items:

•	adverse currency translation movements of $12bn;

•	reclassification of $21bn to ‘Assets held for sale’ relating to Brazil; and

•	a $10bn reduction in corporate overdraft balances in Europe, with a corresponding fall in corporate customer accounts.

Excluding these factors, customer lending balances grew by $22bn or 3%, largely from growth in Asia of $12bn, North America $5bn and Europe $3bn.

In Asia, term lending to GB&M and CMB customers grew, primarily in Hong Kong, which included growth in lending to the property sector. Residential mortgage balances also increased, mainly in Hong Kong and mainland China. In North America the growth in balances was driven by increased term lending to corporate and commercial customers in CMB and GB&M, and in Europe, the growth in CMB was mainly driven by an increase in term lending, notably in the UK and Germany.

Liabilities

Repurchase agreements decreased by $26bn or 24%, driven by falls in Europe, notably in the UK and France, and in North America. We continued to closely manage these balances, as we reassessed the overall returns on these activities in light of new regulatory requirements.

Customer accounts decreased by $15bn and included the following items:

•	adverse currency translation movements of $14bn;

•	reclassification of over $19bn to ‘Liabilities of disposal groups held for sale’ relating to Brazil; and

•	a $10bn reduction in corporate current account balances, in line with the fall in corporate overdraft positions.

Excluding these factors, customer accounts grew by $29bn, notably in Asia in the second quarter, reflecting growth in our Payments and Cash Management and Securities Services businesses in CMB and GB&M, respectively, together with a rise in RBWM from increased savings balances by new and existing Premier customers.

Balances in Europe were broadly unchanged. Growth in our Payments and Cash Management business in CMB and a rise in RBWM balances reflecting customers’ continued preference for holding balances in current and savings accounts were broadly offset by a fall in GB&M relating to a small number of clients.

The decrease in derivative liabilities was in line with that of Derivative assets’ as the underlying risk is broadly matched.

HSBC HOLDINGS PLC

Equity

Total shareholders’ equity rose by $2bn driven by profits generated in the period which were partly offset by dividends paid. In addition, shareholders’ equity increased from the issue of new contingent convertible securities of $2.5bn. These movements were partly offset by a reduction of $3.2bn in our foreign exchange reserve reflecting the weakening of a number of global currencies, notably the euro, partly offset by the strengthening of sterling against the US dollar.

Customer accounts by country

	At
	30 Jun 2015 $m	30 Jun 2014 $m	31 Dec 2014 $m

Europe	536,251	614,776	545,959
– UK	435,958	499,295	439,313
– France	35,713	47,347	40,750
– Germany	15,741	15,912	15,757
– Switzerland	10,887	11,073	11,058
– other	37,952	41,149	39,081

Asia	599,940	570,221	577,491
– Hong Kong	412,652	381,058	389,094
– Australia	18,214	20,803	19,312
– India	11,372	12,155	11,678
– Indonesia	6,087	5,979	5,788
– Mainland China	47,348	41,198	46,588
– Malaysia	15,942	17,570	16,292
– Singapore	43,889	45,885	43,731
– Taiwan	13,014	14,609	14,901
– other	31,422	30,964	30,107

Middle East and North Africa (excluding Saudi Arabia)	38,186	40,082	39,720
– Egypt	6,638	6,945	7,663
– United Arab Emirates	19,864	19,840	19,771
– other	11,684	13,297	12,286

North America	137,296	136,774	138,884
– US	85,360	79,536	84,894
– Canada	40,548	46,197	43,871
– other	11,388	11,041	10,119

Latin America	24,127	53,852	48,588
– Mexico	17,112	20,112	18,360
– other	7,015	33,740	30,228
included in other: Brazil[10]	–	27,068	23,204

At end of period	1,335,800	1,415,705	1,350,642

For footnote, see page 56.

Risk-weighted assets

Risk-weighted assets totalled $1,193bn at 30 June 2015, a decrease of $27bn or 2% from 31 December 2014, reflecting targeted RWA initiatives and the effects of currency translation, partly offset by business growth. In 1H15, RWA initiatives resulted in a reduction of $50bn and included asset sales in the GB&M legacy book, the sale of part of our shareholding in Industrial Bank, and recognition of collateral and more detailed mapping in RWA calculations. Excluding associates, we achieved business growth in RWAs of $22bn, primarily in corporate lending across CMB and GB&M across Asia, Europe and North America.

Reconciliation of RoRWA measures

Performance Management

We target a return on average ordinary shareholders’ equity of greater than 10% by the end of 2017. For internal management purposes we monitor global businesses and geographical regions by pre-tax return on average risk-weighted assets (‘RoRWA’), a metric which combines return on equity and regulatory capital efficiency objectives.

In addition to measuring RoRWA, we measure our performance internally using the non-GAAP measure of adjusted RoRWA, which is adjusted profit before tax as a percentage of average risk-weighted assets (‘RWA’s) which are adjusted for the effects of foreign currency translation differences and acquisitions and disposals. Excluded from adjusted RoRWA are certain items which distort period-on-period performance as explained on page 15.

We also present the non-GAAP measure of adjusted RoRWA excluding run-off portfolios, in which adjusted RoRWA is further amended to exclude the run-off portfolios and the Card and Retail Services (‘CRS’) business which was sold in May 2012.

The CRS average RWAs as at 30 June 2014 in the table below represent the average of the associated operational risk RWAs that were not immediately released on disposal and were not adjusted for as part of the adjusted RoRWA calculation. These RWAs are now fully amortised.

HSBC HOLDINGS PLC

Financial Summary (continued)

Reconciliation of adjusted RoRWA (excluding run-off portfolios and Card and Retail Services)

	Half-year to 30 June 2015
	Pre-tax return $m	Average RWAs $bn	RoRWA[11] %

Reported	13,628	1,208	2.3

Adjusted[11]	13,002	1,203	2.2
Run-off portfolios	275	91	0.6
– legacy credit in GB&M	71	38	0.4
– US CML and other	204	53	0.8

Card and Retail Services	–	–	–

Adjusted (excluding run-off portfolios and Card and Retail Services)	12,727	1,112	2.3

	Half-year to 30 June 2014			Half-year to 31 December 2014
	Pre-tax return	Average RWAs	RoRWA[11]	Pre-tax return	Average RWAs	RoRWA[11]
	$m	$bn	%	$m	$bn	%

Reported	12,340	1,200	2.1	6,340	1,232	1.0
Adjusted[11]	12,722	1,146	2.2	9,387	1,190	1.6
Run-off portfolios	528	122	0.9	318	110	0.6
– legacy credit in GB&M	286	48	1.2	(138)	49	(0.6)
– US CML and other	242	74	0.7	456	61	1.5

Card and Retail Services	–	1	–	–	–	–

Adjusted (excluding run-off portfolios and Card and Retail Services)	12,194	1,023	2.4	9,069	1,080	1.7
For footnote, see page 56. Reconciliation of reported and adjusted average risk-weighted assets
	Half-year to
	30 Jun 2015 $bn	30 Jun 2014 $bn	Change %	30 Jun 2015 $bn	31 Dec 2014 $bn	Change %

Average reported RWAs	1,208	1,200	1	1,208	1,232	(2)
Currency translation adjustment[12]	–	(46)	(100)	–	(32)	(100)
Acquisitions, disposals and dilutions	(5)	(8)	(38)	(5)	(10)	(50)

Average adjusted RWAs	1,203	1,146	5	1,203	1,190	1

For footnote, see page 56.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Ratios of earnings to combined fixed charges

(and preference share dividends)

	Half-year to 30 June	Year ended 31 December
	2015	2014	2013	2012	2011	2010
Ratios of earnings to combined fixed charges:[1]
– excluding interest on deposits	4.99	3.39	3.84	3.03	2.82	2.71
– including interest on deposits	2.47	1.86	2.09	1.76	1.68	1.73
Ratios of earnings to combined fixed charges and preference share dividends:[1]
– excluding interest on deposits	4.28	3.07	3.50	2.79	2.64	2.56
– including interest on deposits	2.33	1.79	2.01	1.71	1.64	1.69

1	For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non-controlling interest plus fixed charges and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.

HSBC HOLDINGS PLC

32a

Global businesses

Global businesses

Summary	33

Retail Banking and Wealth Management	34

Commercial Banking	35

Global Banking and Markets	36

Global Private Banking	37

Other	38

Summary

HSBC reviews operating activity on a number of bases, including by geographical region and by global business.

We present global businesses followed by geographical regions because certain strategic themes, business initiatives and trends affect more than one geographical region.

Basis of preparation

The results of global businesses are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. Our operations are closely integrated and, accordingly, the presentation of global business data includes internal allocations of certain items of income and expense. These allocations include the costs of some support services and global functions to the extent that they can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Those costs which are not allocated to global businesses are included in ‘Other’.

Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms.

The expense of the UK bank levy is included in the Europe geographical region as we regard the levy as a cost of being headquartered in the UK. For the purposes of the segmentation by global businesses, the cost of the levy is included in ‘Other’.

Profit/(loss) before tax

	Half-year to
	30 June 2015		30 June 2014		31 December 2014
	$m	%	$m	%	$m	%

Retail Banking and Wealth Management[9]	3,362	24.7	3,002	24.4	2,579	40.7
Commercial Banking[9]	4,523	33.2	4,814	39.0	4,000	63.1
Global Banking and Markets	4,754	34.9	5,033	40.8	856	13.5
Global Private Banking	180	1.3	364	2.9	262	4.1
Other[13]	809	5.9	(873)	(7.1)	(1,357)	(21.4)

	13,628	100.0	12,340	100.0	6,340	100.0
Total assets[14]
	At
	30 June 2015		30 June 2014		31 December 2014
	$m	%	$m	%	$m	%

Retail Banking and Wealth Management[9]	497,199	19.3	526,089	19.1	500,864	19.0
Commercial Banking[9]	378,641	14.7	375,014	13.6	370,958	14.1
Global Banking and Markets	1,790,461	69.6	2,043,767	74.2	1,839,644	69.8
Global Private Banking	85,740	3.3	99,379	3.6	88,342	3.4
Other	167,946	6.5	170,802	6.2	164,537	6.2
Intra-HSBC items	(348,274)	(13.4)	(461,458)	(16.7)	(330,206)	(12.5)

	2,571,713	100.0	2,753,593	100.0	2,634,139	100.0
Risk-weighted assets
	At
	30 June 2015		30 June 2014		31 December 2014
	$bn	%	$bn	%	$bn	%

Retail Banking and Wealth Management[9]	204.6	17.2	225.4	18.1	207.2	17.0
Commercial Banking[9]	439.6	36.8	422.5	33.8	430.3	35.3
Global Banking and Markets	491.0	41.1	537.3	43.0	516.1	42.3
Global Private Banking	21.1	1.8	22.1	1.8	20.8	1.7
Other	36.9	3.1	41.3	3.3	45.4	3.7

	1,193.2	100.0	1,248.6	100.0	1,219.8	100.0

For footnotes, see page 56.

Global Banking and Markets client-facing and BSM

The GB&M client-facing and BSM businesses measure (see page 36) excludes the effects of the legacy credit portfolio and income from associates. We believe that highlighting the client-facing and BSM businesses allows GB&M management to more clearly discuss the cause of material changes from period-to-period in the ongoing businesses and to assess the factors and trends in the businesses which are expected to have a material effect in future years.

HSBC HOLDINGS PLC

Global businesses (continued)

Retail Banking and Wealth Management

RBWM provides banking and wealth management services for our personal customers to help them secure their future prosperity and realise their ambitions.

	Total RBWM	US run-off portfolio	Principal RBWM[16]
	$m	$m	$m

Half-year to 30 June 2015

Net interest income	8,054	536	7,518
Net fee income/(expense)	3,334	(2)	3,336
Other income	1,054	46	1,008

Net operating income[15]	12,442	580	11,862
LICs	(934)	(47)	(887)

Net operating income	11,508	533	10,975
Total operating expenses	(8,354)	(688)	(7,666)

Operating profit/(loss)	3,154	(155)	3,309
Income from associates	208	–	208

Profit/(loss) before tax	3,362	(155)	3,517

RoRWA	3.3%	(0.6)%	4.6%

Half-year to 30 June 2014[9]

Net interest income	8,617	750	7,867
Net fee income/(expense)	3,377	(1)	3,378
Other income/(expense)	622	(149)	771

Net operating income[15]	12,616	600	12,016
LICs	(1,299)	(180)	(1,119)

Net operating income	11,317	420	10,897
Total operating expenses	(8,530)	(361)	(8,169)

Operating profit	2,787	59	2,728
Income from associates	215	–	215

Profit before tax	3,002	59	2,943

RoRWA	2.6%	0.2%	3.8%

Half-year to 31 December 2014[9]

Net interest income	8,513	640	7,873
Net fee income/(expense)	3,459	(3)	3,462
Other income	561	100	461

Net operating income[15]	12,533	737	11,796
LICs	(637)	150	(787)

Net operating income	11,896	887	11,009
Total operating expenses	(9,500)	(377)	(9,123)

Operating profit	2,396	510	1,886
Income from associates	183	–	183

Profit before tax	2,579	510	2,069

RoRWA	2.4%	1.7%	2.7%

For footnotes, see page 56.

For details of significant items, see page 53.

Principal RBWM16 performance

Management view of adjusted revenue15

	Half-year to
	30 Jun	30 Jun	31 Dec
	2015	2014	2014
	$m	$m	$m

Current accounts, savings and deposits	2,815	2,766	2,845
Wealth Management products	3,605	3,008	2,879
– investment distribution	1,966	1,635	1,666
– life insurance manufacturing	1,080	866	681
– asset management	559	507	532

Personal lending	5,101	5,222	5,210
– mortgages	1,432	1,491	1,494
– credit cards	1,995	1,992	2,037
– other personal lending	1,674	1,739	1,679

Other	321	374	395

Net operating income[15]	11,842	11,370	11,329

For footnotes, see page 56.

Profit before tax ($m)

Revenue ($m)

Operating expenses ($m)

HSBC HOLDINGS PLC 34

Commercial Banking

CMB offers a full range of financial services and tailored solutions to almost three million customers ranging from small and medium-sized enterprises to publicly quoted companies in around 55 countries.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2015	2014[9]	2014[9]
	$m	$m	$m

Net interest income	4,892	4,994	5,164
Net fee income	2,168	2,327	2,243
Other income	474	502	518

Net operating income[15]	7,534	7,823	7,925

LICs	(511)	(488)	(1,070)

Net operating income	7,023	7,335	6,855

Total operating expenses	(3,321)	(3,327)	(3,654)

Operating profit	3,702	4,008	3,201

Income from associates	821	806	799

Profit before tax	4,523	4,814	4,000

RoRWA	2.1%	2.4%	1.9%
Management view of adjusted revenue[15]
	Half-year to
	30 Jun	30 Jun	31 Dec
	2015	2014[9]	2014[9]
	$m	$m	$m

Global Trade and Receivables Finance	1,219	1,214	1,266
Credit and Lending	2,982	2,747	2,925
Payments and Cash Management, current accounts and savings deposits	2,262	2,184	2,287
Markets products, Insurance and Investments and Other	1,071	1,069	996

Net operating income[15]	7,534	7,214	7,474

For footnotes, see page 56.

For details of significant items, see page 53.

Profit before tax ($m)

Revenue ($m)

Operating expenses ($m)

HSBC HOLDINGS PLC

Global businesses (continued)

Global Banking and Markets

GB&M provides tailored financial solutions to major government, corporate and institutional clients worldwide.

	Total GB&M	Legacy	GB&M client facing and BSM
	$m	$m	$m
Half-year to 30 June 2015

Net interest income	3,629	114	3,515
Net fee income/(expense)	1,711	(6)	1,717
Net trading income/(expense)[6]	3,743	(1)	3,744
Other income/(expense)	1,178	(10)	1,188

Net operating income[15]	10,261	97	10,164
LICs	11	15	(4)

Net operating income	10,272	112	10,160
Total operating expenses	(5,790)	(41)	(5,749)

Operating profit	4,482	71	4,411

Income from associates	272

Profit before tax	4,754

RoRWA	1.9%	0.4%	2.0%

Half-year to 30 June 2014

Net interest income/(expense)	3,602	(19)	3,621
Net fee income	1,939	4	1,935
Net trading income[6]	2,790	51	2,739
Other income	1,460	140	1,320

Net operating income[15]	9,791	176	9,615
LICs	(49)	217	(266)

Net operating income	9,742	393	9,349
Total operating expenses	(4,958)	(86)	(4,872)

Operating profit	4,784	307	4,477

Income from associates	249

Profit before tax	5,033

RoRWA	2.0%	1.3%	2.1%

Half-year to 31 December 2014

Net interest income/(expense)	3,420	(153)	3,573
Net fee income/(expense)	1,621	(11)	1,632
Net trading income/(expense)[6]	3,071	(106)	3,177
Other income/(expense)	(125)	92	(217)

Net operating income/(expense)[15]	7,987	(178)	8,165
LICs	(316)	132	(448)

Net operating income/(expense)	7,671	(46)	7,717
Total operating expenses	(7,070)	(622)	(6,448)

Operating profit/(loss)	601	(668)	1,269

Income from associates	255

Profit/(loss) before tax	856

RoRWA	0.3%	(2.7)%	0.6%

For footnotes, see page 56.

For details of significant items, see page 53.
Total GB&M performance

Management view of adjusted revenue15

	Half-year to
	30 Jun 2015	30 Jun 2014	31 Dec 2014
	$m	$m	$m

Markets	4,372	3,557	2,261
– Legacy credit	97	161	(177)
– Credit	492	395	138
– Rates	1,006	1,027	395
– Foreign Exchange	1,670	1,343	1,411
– Equities	1,107	631	494
Capital Financing	1,881	1,922	1,891
Payments and Cash Management	899	851	849
Securities Services	865	792	814
Global Trade and Receivables Finance	370	359	353
Balance Sheet Management	1,588	1,369	1,508
Principal Investments	128	318	182
Other[17]	15	18	(83)

Net operating income[15]	10,118	9,186	7,775

For footnotes, see page 56.

Profit before tax ($m)

Revenue ($m)

Operating expenses ($m)

HSBC HOLDINGS PLC

Global Private Banking

GPB serves high net worth individuals and families with complex and international financial needs within the Group’s priority markets.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2015	2014	2014
	$m	$m	$m

Net interest income	454	536	458
Net fee income	527	533	523
Other income/(expense)	196	161	166

Net operating income[15]	1,177	1,230	1,147
LICs	(5)	(6)	14

Net operating income	1,172	1,224	1,161
Total operating expenses	(1,001)	(868)	(910)

Operating profit	171	356	251
Income from associates	9	8	11

Profit before tax	180	364	262

RoRWA	1.8%	3.3%	2.4%
Client assets[18]
	Half-year to
	30 Jun 2015	30 Jun 2014	31 Dec 2014
	$bn	$bn	$bn

At beginning of period	365	382	384
Net new money	(1)	(3)	–
– of which: areas targeted for growth	7	5	9
Value change	9	6	2
Exchange and other	(3)	(1)	(21)

At end of period	370	384	365

For footnotes, see page 56.

For details of significant items, see page 53.

Profit before tax ($m)

Revenue ($m)

Operating expenses ($m)

HSBC HOLDINGS PLC

Global businesses (continued)

Other13

‘Other’ contains the results of HSBC’s holding company and financing operations, central support and functional costs with associated recoveries, unallocated investment activities, centrally held investment companies, certain property transactions and movements in fair value of own debt.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2015	2014	2014
	$m	$m	$m

Net interest expense	(397)	(221)	(280)
Net fee income/(expense)	(15)	1	(66)
Net trading income/(expense)	(123)	(120)	28
– changes in fair value of long-term debt issued and related derivatives	1,324	438	70
– changes in other financial instruments designated at fair value	(661)	(719)	710
Net income/(expense) from financial instruments designated at fair value	663	(281)	780
Other income	4,559	3,279	3,245

Net operating income	4,687	2,658	3,707

Total operating expenses	(3,879)	(3,533)	(5,068)

Operating profit/(loss)	808	(875)	(1,361)

Income from associates	1	2	4

Profit/(loss) before tax	809	(873)	(1,357)

For footnotes, see page 56.

For details of significant items, see page 53.

Profit/(loss) before tax ($m)

Revenue ($m)

Operating expenses ($m)

HSBC HOLDINGS PLC

Analysis by global business

HSBC profit/(loss) before tax and balance sheet data

	Half-year to 30 June 2015
	Retail Banking and Wealth Management $m	Commercial Banking $m	Global Banking and Markets $m	Global Private Banking $m	Other $m [13]	Inter- segment elimination $m [19]	Total $m
Profit before tax

Net interest income/(expense)	8,054	4,892	3,629	454	(397)	(188)	16,444

Net fee income/(expense)	3,334	2,168	1,711	527	(15)	–	7,725

– trading income/(expense) excluding net interest income	295	308	2,880	175	(138)	–	3,520
– net interest income/(expense) on trading activities	(5)	(7)	863	(1)	15	188	1,053

Net trading income/(expense)[6]	290	301	3,743	174	(123)	188	4,573
Net income from financial instruments designated at fair value	1,237	128	638	–	663	–	2,666
Gains less losses from financial investments	51	27	402	24	1,370	–	1,874
Dividend income	11	10	17	4	26	–	68
Net insurance premium income	4,950	624	3	30	–	–	5,607
Other operating income	609	100	120	2	3,163	(3,158)	836

Total operating income	18,536	8,250	10,263	1,215	4,687	(3,158)	39,793
Net insurance claims	(6,094)	(716)	(2)	(38)	–	–	(6,850)

Net operating income[15]	12,442	7,534	10,261	1,177	4,687	(3,158)	32,943
Loan impairment (charges)/recoveries and other credit risk provisions	(934)	(511)	11	(5)	–	–	(1,439)

Net operating income	11,508	7,023	10,272	1,172	4,687	(3,158)	31,504

– employee expenses[20]	(2,571)	(1,171)	(1,994)	(350)	(3,955)	–	(10,041)
– other operating income/(expense)	(5,783)	(2,150)	(3,796)	(651)	76	3,158	(9,146)

Total operating expenses	(8,354)	(3,321)	(5,790)	(1,001)	(3,879)	3,158	(19,187)

Operating profit	3,154	3,702	4,482	171	808	–	12,317
Share of profit in associates and joint ventures	208	821	272	9	1	–	1,311

Profit before tax	3,362	4,523	4,754	180	809	–	13,628

	%	%	%	%	%		%
Share of HSBC’s profit before tax	24.7	33.2	34.9	1.3	5.9		100.0
Cost efficiency ratio	67.1	44.1	56.4	85.0	82.8		58.2

Balance sheet data[14]

	$m	$m	$m	$m	$m		$m

Loans and advances to customers (net)	352,189	310,256	244,321	44,242	2,977		953,985
Reported in held for sale	6,640	10,325	4,016	43	–		21,024
Total assets	497,199	378,641	1,790,461	85,740	167,946	(348,274)	2,571,713
Customer accounts	589,715	362,069	299,181	82,878	1,957		1,335,800
Reported in held for sale	9,549	4,694	3,438	1,751	–		19,432

HSBC HOLDINGS PLC

Global businesses (continued)

HSBC profit/(loss) before tax and balance sheet data (continued)

	Half-year to 30 June 2014
	Retail Banking and Wealth Management $m [9]	Commercial Banking[9] $m	Global Banking and Markets $m	Global Private Banking $m	Other $m [13]	Inter- segment elimination $m [19]	Total $m
Profit/(loss) before tax

Net interest income/(expense)	8,617	4,994	3,602	536	(221)	(123)	17,405

Net fee income	3,377	2,327	1,939	533	1	–	8,177

– trading income/(expense) excluding net interest income	(12)	338	2,001	161	(126)	–	2,362
– net interest income/(expense) on trading activities	1	(4)	789	(2)	6	123	913

Net trading income/(expense)[6]	(11)	334	2,790	159	(120)	123	3,275
Net income/(expense) from financial instruments designated at fair value	1,078	119	743	1	(281)	–	1,660
Gains less losses from financial investments	7	25	462	12	440	–	946
Dividend income	15	14	32	3	24	–	88
Net insurance premium income	5,501	615	2	19	–	–	6,137
Other operating income/(expense)	378	81	222	(7)	2,814	(2,950)	538

Total operating income	18,962	8,509	9,792	1,256	2,657	(2,950)	38,226
Net insurance claims	(6,346)	(686)	(1)	(26)	–	–	(7,059)

Net operating income[15]	12,616	7,823	9,791	1,230	2,657	(2,950)	31,167
Loan impairment (charges)/recoveries and other credit risk provisions	(1,299)	(488)	(49)	(6)	1	–	(1,841)

Net operating income	11,317	7,335	9,742	1,224	2,658	(2,950)	29,326

– employee expenses[20]	(2,544)	(1,147)	(1,806)	(363)	(4,118)	–	(9,978)
– other operating income/(expense)	(5,986)	(2,180)	(3,152)	(505)	585	2,950	(8,288)

Total operating expenses	(8,530)	(3,327)	(4,958)	(868)	(3,533)	2,950	(18,266)

Operating profit/(loss)	2,787	4,008	4,784	356	(875)	–	11,060
Share of profit in associates and joint ventures	215	806	249	8	2	–	1,280

Profit/(loss) before tax	3,002	4,814	5,033	364	(873)	–	12,340

	%	%	%	%	%		%
Share of HSBC’s profit before tax	24.4	39.0	40.8	2.9	(7.1)		100.0
Cost efficiency ratio	67.6	42.5	50.6	70.6	133.0		58.6

Balance sheet data[14]

	$m	$m	$m	$m	$m		$m

Loans and advances to customers (net)	381,353	315,001	303,133	45,131	2,623		1,047,241
Reported in held for sale	380	157	82	972	–		1,591
Total assets	526,089	375,014	2,043,767	99,379	170,802	(461,458)	2,753,593
Customer accounts	600,650	363,235	360,732	89,641	1,447		1,415,705
Reported in held for sale	181	485	373	3,841	–		4,880

HSBC HOLDINGS PLC

	Half-year to 31 December 2014
	Retail Banking and Wealth Management $m [9]	Commercial Banking[9] $m	Global Banking and Markets $m	Global Private Banking $m	Other[13] $m	Inter- segment elimination $m [19]	Total $m
Profit/(loss) before tax

Net interest income/(expense)	8,513	5,164	3,420	458	(280)	25	17,300

Net fee income/(expense)	3,459	2,243	1,621	523	(66)	–	7,780

– trading income excluding net interest income	(14)	280	2,062	137	26	–	2,491
– net interest income/(expense) on trading activities	8	2	1,009	(2)	2	(25)	994

Net trading income/(expense)[6]	(6)	282	3,071	135	28	(25)	3,485
Net income/(expense) from financial instruments designated at fair value	606	160	(731)	(2)	780	–	813
Gains less losses from financial investments	7	6	655	(3)	(276)	–	389
Dividend income	9	4	48	2	160	–	223
Net insurance premium income	5,108	642	3	31	–	–	5,784
Other operating income/(expense)	348	160	(98)	40	3,362	(3,219)	593

Total operating income	18,044	8,661	7,989	1,184	3,708	(3,219)	36,367
Net insurance claims	(5,511)	(736)	(2)	(37)	–	–	(6,286)

Net operating income[15]	12,533	7,925	7,987	1,147	3,708	(3,219)	30,081
Loan impairment (charges)/recoveries and other credit risk provisions	(637)	(1,070)	(316)	14	(1)	–	(2,010)

Net operating income	11,896	6,855	7,671	1,161	3,707	(3,219)	28,071

– employee expenses[20]	(2,582)	(1,204)	(1,849)	(369)	(4,384)	–	(10,388)
– other operating expenses	(6,918)	(2,450)	(5,221)	(541)	(684)	3,219	(12,595)

Total operating expenses	(9,500)	(3,654)	(7,070)	(910)	(5,068)	3,219	(22,983)

Operating profit/(loss)	2,396	3,201	601	251	(1,361)	–	5,088
Share of profit in associates and joint ventures	183	799	255	11	4	–	1,252

Profit/(loss) before tax	2,579	4,000	856	262	(1,357)	–	6,340

	%	%	%	%	%		%
Share of HSBC’s profit before tax	40.7	63.1	13.5	4.1	(21.4)		100.0
Cost efficiency ratio	75.8	46.1	88.5	79.3	136.7		76.4

Balance sheet data[14]

	$m	$m	$m	$m	$m		$m

Loans and advances to customers (net)	360,704	313,039	254,463	44,102	2,352		974,660
Reported in held for sale	198	–	288	91	–		577
Total assets	500,864	370,958	1,839,644	88,342	164,537	(330,206)	2,634,139
Customer accounts	583,757	361,318	319,121	85,465	981		1,350,642
Reported in held for sale	–	–	–	145	–		145

For footnotes, see page 56.

HSBC HOLDINGS PLC

Geographical regions

Geographical regions

Summary

HSBC reviews operating activity on a number of bases, including by geographical region and by global business.

In the analysis of profit and loss by geographical region that follows, operating income and operating expenses include intra-HSBC items of $1,564m (first half of 2014: $1,439m; second half of 2014: $1,533m).

Profit/(loss) before tax

	Half-year to
	30 June 2015		30 June 2014		31 December 2014
	$m	%	$m	%	$m	%

Europe	2,205	16.2	2,258	18.3	(1,662)	(26.2)
Asia	9,400	69.0	7,894	64.0	6,731	106.2
Middle East and North Africa	901	6.6	989	8.0	837	13.2
North America	690	5.1	825	6.7	592	9.3
Latin America	432	3.1	374	3.0	(158)	(2.5)

Profit before tax	13,628	100.0	12,340	100.0	6,340	100.0
Total assets[14]
	At 30 June 2015		At 30 June 2014		At 31 December 2014
	$m	%	$m	%	$m	%

Europe	1,236,270	48.1	1,430,863	52.0	1,290,926	49.0
Asia	917,489	35.7	874,334	31.8	878,723	33.4
Middle East and North Africa	61,625	2.4	61,289	2.2	62,417	2.4
North America	411,601	16.0	437,706	15.9	436,859	16.6
Latin America	104,203	4.1	125,630	4.6	115,354	4.4
Intra-HSBC items	(159,475)	(6.3)	(176,229)	(6.5)	(150,140)	(5.8)

Total assets	2,571,713	100.0	2,753,593	100.0	2,634,139	100.0
Risk-weighted assets[21]
	At 30 June 2015		At 30 June 2014		At 31 December 2014
	$bn	%	$bn	%	$bn	%

Total RWAs	1,193.2		1,248.6		1,219.8
Europe	369.5	30.3	393.6	31.0	375.4	30.1
Asia	487.4	40.0	481.1	37.9	499.8	40.0
Middle East and North Africa	63.1	5.2	62.7	4.9	63.0	5.0
North America	215.7	17.7	236.9	18.6	221.4	17.8
Latin America	82.3	6.8	96.8	7.6	88.8	7.1

For footnotes, see page 56.

HSBC HOLDINGS PLC

Europe

Our principal banking operations in Europe are HSBC Bank plc in the UK, HSBC France, HSBC Private Bank (Suisse) SA and HSBC Trinkaus & Burkhardt AG. Through these operations we provide a wide range of banking, treasury and financial services to personal, commercial and corporate customers across Europe.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2015	2014	2014
	$m	$m	$m

Net interest income	5,115	5,244	5,367
Net fee income	2,447	3,188	2,854
Net trading income	1,913	982	1,552
Other income	1,994	1,459	925

Net operating income[15]	11,469	10,873	10,698
LICs	(288)	(266)	(498)

Net operating income	11,181	10,607	10,200
Total operating expenses	(8,978)	(8,352)	(11,865)

Operating profit/(loss)	2,203	2,255	(1,665)
Income from associates	2	3	3

Profit/(loss) before tax	2,205	2,258	(1,662)

Loans and advances to customers (net)	400,452	479,670	409,733
Customer accounts	536,251	614,776	545,959
RoRWA	1.2%	1.2%	(0.9)%
Cost efficiency ratio	78.3%	76.8%	110.9%
Period-end staff numbers	69,867	69,642	69,363
For footnote, see page 56. Country view of adjusted revenue
	Half-year to
	30 Jun	30 Jun	31 Dec
	2015	2014	2014
	$m	$m	$m

UK	7,707	7,655	7,363
France	1,619	1,289	1,198
Germany	417	405	384
Switzerland	360	341	379
Other	786	736	611

	10,889	10,426	9,935

Profit before tax ($m)

Revenue ($m)

Operating expenses ($m)

For details of significant items, see page 50.

HSBC HOLDINGS PLC

Geographical regions (continued)

Asia

Our principal banking subsidiaries in Hong Kong are The Hongkong and Shanghai Banking Corporation Limited and Hang Seng Bank Limited. The former is the largest bank incorporated in Hong Kong and is our flagship bank in Asia.

We offer a wide range of banking and financial services in mainland China through our local subsidiaries, HSBC Bank (China) Company Limited and Hang Seng Bank (China) Limited. We also participate indirectly in mainland China through our associate, Bank of Communications.

Outside Hong Kong and mainland China in Asia, we conduct business in 18 countries and territories, with particularly strong coverage in Australia, India, Indonesia, Malaysia, Singapore and Taiwan.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2015	2014	2014
	$m	$m	$m

Net interest income	6,060	6,090	6,183
Net fee income	3,291	2,966	2,944
Net trading income	1,779	1,329	1,293
Other income	2,935	1,722	1,150

Net operating income[15]	14,065	12,107	11,570

LICs	(246)	(216)	(431)

Net operating income	13,819	11,891	11,139

Total operating expenses	(5,457)	(5,009)	(5,418)

Operating profit	8,362	6,882	5,721

Income from associates	1,038	1,012	1,010

Profit before tax	9,400	7,894	6,731

Loans and advances to customers (net)	371,639	362,387	362,955
Customer accounts	599,940	570,221	577,491
RoRWA	3.8%	3.4%	2.7%
Cost efficiency ratio	38.8%	41.4%	46.8%
Period-end staff numbers	120,588	115,111	118,322
For footnote, see page 56. Country view of adjusted revenue
	Half-year to
	30 Jun	30 Jun	31 Dec
	2015	2014	2014
	$m	$m	$m

Hong Kong	7,750	6,820	6,908
Australia	421	420	424
India	929	870	896
Indonesia	267	252	258
Mainland China	1,331	1,214	1,234
Malaysia	519	473	484
Singapore	653	620	640
Taiwan	218	262	217
Other	558	588	566

	12,646	11,519	11,627

Profit before tax ($m)

Revenue ($m)

Operating expenses ($m)

For details of significant items, see page 50.

HSBC HOLDINGS PLC

Middle East and North Africa

The network of branches of HSBC Bank Middle East Limited, together with HSBC’s subsidiaries and associates, gives us wide coverage in the region. Our associate in Saudi Arabia, The Saudi British Bank (40% owned), is the Kingdom’s fifth largest bank by total assets.

	Half-year to
	30 Jun	30 Jun	31 Dec
	2015	2014	2014
	$m	$m	$m

Net interest income	758	736	783
Net fee income	325	335	315
Net trading income	167	193	121
Other income	39	30	35

Net operating income[15]	1,289	1,294	1,254
LICs	(31)	50	(44)

Net operating income	1,258	1,344	1,210
Total operating expenses	(624)	(614)	(602)

Operating profit	634	730	608
Income from associates	267	259	229

Profit before tax	901	989	837

Loans and advances to customers (net)	31,207	28,910	29,063
Customer accounts	38,186	40,082	39,720
RoRWA	2.9%	3.2%	2.7%
Cost efficiency ratio	48.4%	47.4%	48.0%
Period-end staff numbers	8,208	8,530	8,305
For footnote, see page 56. Country view of adjusted revenue
	Half-year to
	30 Jun	30 Jun	31 Dec
	2015	2014	2014
	$m	$m	$m

UAE	716	732	660
Egypt	301	235	266
Other	269	277	334

	1,286	1,244	1,260

Profit before tax ($m)

Revenue ($m)

Operating expenses ($m)

For details of significant items, see page 50.

HSBC HOLDINGS PLC

Geographical regions (continued)

North America

Our North American businesses are principally located in the US and Canada. Operations in the US are primarily conducted through HSBC Bank USA, N.A. and HSBC Finance Corporation, a national consumer finance company. HSBC Markets (USA) Inc. is the intermediate holding company of, inter alia, HSBC Securities (USA) Inc. Canadian operations are conducted through HSBC Bank Canada.

	Half-year to
	30 Jun 2015	30 Jun 2014	31 Dec 2014
	$m	$m	$m

Net interest income	2,278	2,635	2,380
Net fee income	1,057	991	949
Net trading income	296	228	183
Other income	495	213	573

Net operating income[15]	4,126	4,067	4,085
LICs	(153)	(411)	89

Net operating income	3,973	3,656	4,174
Total operating expenses	(3,287)	(2,837)	(3,592)

Operating profit	686	819	582
Income from associates	4	6	10

Profit before tax	690	825	592
Loans and advances to customers (net)	132,340	129,620	129,787
Customer accounts	137,296	136,774	138,884
RoRWA	0.6%	0.7%	0.5%
Cost efficiency ratio	79.7%	69.8%	87.9%
Period-end staff numbers	20,338	20,649	20,412

For footnote, see page 56.

Country view of adjusted revenue

	Half-year to
	30 Jun	30 Jun	31 Dec
	2015	2014	2014
	$m	$m	$m
US	3,011	3,194	2,889
Canada	852	878	844
Other	106	136	132
	3,969	4,208	3,865

Profit before tax ($m)

Revenue ($m)

Operating expenses ($m)

For details of significant items, see page 50.

HSBC HOLDINGS PLC

Latin America

	Total Latin America	Brazil	Other Latin America
	$m	$m	$m
Half year to 30 June 2015
Net interest income	2,249	1,214	1,035
Net fee income	605	307	298
Net trading income	402	242	160
Other income	302	279	23

Net operating income[15]	3,558	2,042	1,516
LICs	(721)	(498)	(223)

Net operating income	2,837	1,544	1,293

Total operating expenses	(2,405)	(1,353)	(1,052)

Operating profit	432	191	241
Income from associates	–	–	–

Profit before tax	432	191	241
Loans and advances to customers (net)	18,347	–	18,347
– reported in held for sale	20,827	20,827	–
Customer accounts	24,127	–	24,127
– reported in held for sale	19,432	19,432	–

RoRWA	1.0%	0.8%	1.3%
Cost efficiency ratio	67.6%	66.3%	69.4%

Period-end staff numbers	40,787	19,641	21,146

Half-year to 30 June 2014
Net interest income	2,700	1,572	1,128
Net fee income	697	365	332
Net trading income	543	246	297
Other income	325	290	35

Net operating income[15]	4,265	2,473	1,792
LICs	(998)	(684)	(314)

Net operating income	3,267	1,789	1,478
Total operating expenses	(2,893)	(1,734)	(1,159)

Operating profit	374	55	319
Income from associates	–	–	–

Profit before tax	374	55	319

Loans and advances to customers (net)	46,654	27,515	19,139
Customer accounts	53,852	27,068	26,784
Cost efficiency ratio	67.8%	70.1%	64.7%
RoRWA	0.8%	0.2%	1.6%
Period-end staff numbers	42,157	19,881	22,276

Half-year to 31 December 2014
Net interest income	2,610	1,468	1,142
Net fee income	718	376	342
Net trading income	313	206	107
Other income	366	296	70

Net operating income[15]	4,007	2,346	1,661

LICs	(1,126)	(815)	(311)

Net operating income	2,881	1,531	1,350

Total operating expenses	(3,039)	(1,833)	(1,206)

Operating profit/(loss)	(158)	(302)	144
Income from associates	–	–	–

Profit/(loss) before tax	(158)	(302)	144
Loans and advances to customers (net)	43,122	23,749	19,373
Customer accounts	48,588	23,204	25,384
RoRWA	(0.3)%	(1.1)%	0.7%
Cost efficiency ratio	75.8%	78.1%	72.6%
Period-end staff numbers	41,201	19,564	21,637

For footnote, see page 56.

Our operations in Latin America principally comprise HSBC Bank Brasil S.A.-Banco Múltiplo and HSBC México, S.A. In addition to banking services, we operate insurance businesses in Brazil, Mexico and Argentina. During the period our operations in Brazil were classified as held for sale.

Country view of adjusted revenue

	Half-year to
	30 Jun	30 Jun	31 Dec
	2015	2014	2014
	$m	$m	$m

Mexico	1,018	1,027	979
Other	2,528	2,436	2,353
– included in Other: Brazil	2,031	1,916	1,832

	3,546	3,463	3,332

Profit before tax ($m)

Revenue ($m)

Operating expenses ($m)

For details of significant items, see page 50.

HSBC HOLDINGS PLC

Geographical regions (continued)

Analysis by country

Profit/(loss) before tax by priority growth markets within global businesses

	Retail Banking and Wealth Management $m	Commercial Banking $m	Global Banking and Markets $m	Global Private Banking $m	Other $m	Total $m

Europe	863	1,287	905	(23)	(827)	2,205
– UK	633	1,115	398	100	(821)	1,425
– France	284	83	241	10	5	623
– Germany	12	30	74	12	(14)	114
– Switzerland	–	3	1	(162)	–	(158)
– other	(66)	56	191	17	3	201

Asia	2,531	2,404	2,683	156	1,626	9,400
– Hong Kong	2,172	1,239	1,238	120	1,464	6,233
– Australia	24	61	128	–	(7)	206
– India	(3)	46	195	7	90	335
– Indonesia	–	(29)	38	–	17	26
– Mainland China	184	817	544	(1)	38	1,582
– Malaysia	67	60	105	–	8	240
– Singapore	45	63	139	31	(17)	261
– Taiwan	11	12	66	–	(5)	84
– other	31	135	230	(1)	38	433

Middle East and North Africa	172	273	470	8	(22)	901
– Egypt	26	50	128	–	(1)	203
– Saudi Arabia	54	82	118	10	–	264
– UAE	83	76	157	(1)	(21)	294
– other	9	65	67	(1)	–	140

North America	(172)	423	356	37	46	690
– Canada	33	206	142	–	(17)	364
– USA	(219)	204	190	37	70	282
– other	14	13	24	–	(7)	44

Latin America	(32)	136	340	2	(14)	432
– Mexico	33	28	56	–	1	118
– other	(65)	108	284	2	(15)	314
included in other: Brazil[10]	(74)	32	208	2	23	191

Half-year to 30 June 2015	3,362	4,523	4,754	180	809	13,628

Europe	480	1,551	1,425	176	(1,374)	2,258
– UK	565	1,324	887	112	(1,192)	1,696
– France	(39)	123	237	(2)	(115)	204
– Germany	14	38	86	17	(7)	148
– Switzerland	–	2	1	14	(2)	15
– other	(60)	64	214	35	(58)	195

Asia	2,339	2,372	2,415	133	635	7,894
– Hong Kong	1,928	1,125	977	99	419	4,548
– Australia	49	62	92	–	(5)	198
– India	6	59	243	5	67	380
– Indonesia	2	43	62	–	6	113
– Mainland China	140	797	515	(2)	94	1,544
– Malaysia	90	54	90	–	12	246
– Singapore	71	75	127	30	(7)	296
– Taiwan	18	19	101	–	2	140
– other	35	138	208	1	47	429

HSBC HOLDINGS PLC

	Retail Banking and Wealth Management $m [9]	Commercial Banking $m [9]	Global Banking and Markets $m	Global Private Banking $m	Other $m	Total $m

Middle East and North Africa	182	356	477	9	(35)	989
– Egypt	33	46	71	–	(1)	149
– Saudi Arabia	55	94	99	9	1	258
– UAE	82	133	203	–	(35)	383
– other	12	83	104	–	–	199

North America	130	386	314	51	(56)	825
– Canada	35	280	130	–	(6)	439
– USA	80	110	162	50	(50)	352
– other	15	(4)	22	1	–	34

Latin America	(129)	149	402	(5)	(43)	374
– Mexico	(18)	12	73	(1)	(7)	59
– other	(111)	137	329	(4)	(36)	315
included in other: Brazil[10]	(161)	54	175	(6)	(7)	55
Half-year to 30 June 2014	3,002	4,814	5,033	364	(873)	12,340

Europe	(166)	997	(1,376)	139	(1,256)	(1,662)
– UK	24	869	(1,688)	79	(1,036)	(1,752)
– France	(142)	117	117	2	(84)	10
– Germany	14	33	76	10	(3)	130
– Switzerland	–	3	1	24	(1)	27
– other	(62)	(25)	118	24	(132)	(77)

Asia	2,133	2,370	2,161	78	(11)	6,731
– Hong Kong	1,799	1,139	830	47	(221)	3,594
– Australia	29	64	140	–	1	234
– India	(2)	62	199	6	55	320
– Indonesia	8	10	48	–	19	85
– Mainland China	152	736	439	(1)	81	1,407
– Malaysia	66	68	100	–	16	250
– Singapore	58	93	116	27	(1)	293
– Taiwan	1	16	65	–	(1)	81
– other	22	182	224	(1)	40	467

Middle East and North Africa	141	248	449	10	(11)	837
– Egypt	31	48	106	–	1	186
– Saudi Arabia	36	74	104	10	4	228
– UAE	72	57	161	–	(11)	279
– other	2	69	78	–	(5)	144

North America	502	527	(426)	34	(45)	592
– Canada	61	234	112	–	(17)	390
– USA	433	290	(565)	32	(10)	180
– other	8	3	27	2	(18)	22

Latin America	(31)	(142)	48	1	(34)	(158)
– Mexico	25	(35)	16	(1)	(13)	(8)
– other	(56)	(107)	32	2	(21)	(150)
included in other: Brazil[10]	(69)	(151)	(60)	4	(26)	(302)
Half-year to 31 December 2014	2,579	4,000	856	262	(1,357)	6,340
For footnotes, see page 56.

HSBC HOLDINGS PLC

Interim Management Report (continued)

Half-year to 30 June 2015

Europe

Reported profit before tax of $2.2bn was $53m (2.3%) lower than in 1H14. The effect of currency translation between the periods and the net movement in significant items had a favourable effect of $129m on the reported profit before tax. The movement in significant items included favourable fair value movements on our own debt designated at fair value of $512m compared with adverse movements of $159m in 1H14; a release of $12m from the ongoing review of compliance with the Consumer Credit Act in the UK compared with a $367m provision in 2014; UK customer redress costs of $137m compared with $234m in 1H14; and regulatory provisions in GPB of $147m in 1H15.

On an adjusted basis, profit before tax of $2.8bn in 1H15 was $182m (6.2%) lower than in 1H14.

Adjusted revenue was US$0.5bn higher, primarily in GB&M and notably in Markets in the UK where revenue rose in Equities and Foreign Exchange from growth in client flows and increased volatility, respectively. In addition, Balance Sheet Management revenue rose, in part driven by increased gains on disposal of available-for-sale debt securities. Revenue also increased in CMB, mainly in Credit and Lending and Payments and Cash Management, driven by continued balance sheet growth in the UK.

LICs were $72m higher, reflecting lower releases of available-for-sale asset-backed securities (‘ABS’s) and higher impairment charges relating to Greek exposures ($92m in 1H15), partly offset by lower individually assessed charges in 1H14 in the UK.

Adjusted operating expenses increased by $0.6bn primarily due to higher Regulatory Programmes and Compliance costs across GB&M, RBWM and CMB.

Asia

Reported profit before tax of $9.4bn was $1.5bn (19.1%) higher than in 1H14. The effect of currency translation between periods and the net movement in significant items together contributed $953m of the increase in reported profit before tax. The movement in significant items included a gain on partial sale of our shareholding in Industrial Bank of $1.4bn in 1H15; a gain on sale of our shareholding in Bank of Shanghai of $428m in 1H14, and favourable movements on the debit valuation adjustment on derivative contracts of $50m in 1H15 compared with adverse movements of $53m in 1H14.

On an adjusted basis, profit before tax of $8.0bn was $0.6bn higher than in 1H14.

Adjusted revenue was $1.1bn higher, primarily in RBWM and notably from the investment distribution of equities and mutual funds products as a result of higher stock market turnover. In addition, revenue growth in RBWM reflected increased current accounts, savings and deposit revenue from growth in customer account balances. In GB&M, revenue increased mainly in Markets from favourable equity market conditions and increased Foreign Exchange and Rates income in Hong Kong, while in CMB revenue reflected increased interest income from growth in term lending and deposit balances coupled with improved lending spreads, notably in Hong Kong.

LICs increased by $38m reflecting a specific CMB impairment charge in Indonesia in 1H15.

Adjusted operating expenses increased by $571m, primarily due to higher staff costs from wage inflation and increased FTEs in the Risk and Compliance functions, and to support business growth.

Middle East and North Africa

Reported profit before tax of $901m was $88m lower than in 1H14. The effect of currency translation and the net movement in significant items contributed $14m to the decrease in profit before tax.

On an adjusted basis, profit before tax of $899m was $74m lower than in 1H14.

Adjusted revenue was US$42m higher, primarily in Egypt, in part due to increased investment in treasury bills in Balance Sheet Management and growth in customer advances in GB&M and RBWM.

LICs were $82m higher, mainly due to increased individually assessed impairment charges in 1H15 compared with a net release in 1H14, primarily on UAE-related exposures in CMB and GB&M.

Operating expenses increased by $42m primarily due to higher staff costs driven by an increase in FTE and wage inflation.

North America

Reported profit before tax of $690m in 1H15 was $135m (16.4%) lower than in 1H14. The effect of currency translation between the periods and the net movement in significant items together contributed $30m to the decrease in reported profit before tax. The movement in significant items included settlements and provisions in connection with legal matters of $364m in 1H15; favourable fair value movements on our own debt designated at fair value of $139m compared with adverse movements of $45m in 1H14; and a decrease in the adverse movements on the fair value of non-qualifying hedges of $21m compared with $174m in 1H14.

On an adjusted basis, profit before tax of $931m in 1H15 was $106m lower than in 1H14.

Adjusted revenue was $239m lower, reflecting reduced average lending balances due to the continued run-off of and sales in the CML portfolio in RBWM. In addition, 1H14 included a release of accrued interest relating to an uncertain tax position. This was partly offset by an increase in revenue in GB&M, in part reflecting higher gains on available-for-sale debt securities and improved net interest income due to larger investment portfolio and financial investments made in higher yielding assets in Balance Sheet Management in the US.

HSBC HOLDINGS PLC

49a

Interim Management Report (continued)

LICs were $252m lower, mainly in the US CML portfolio in RBWM driven by reduced levels of delinquency and new impaired loans in addition to lower lending balances from the continued run-off and loan sales. The reduction also reflected the non-recurrence of impairment charges recorded in CMB and GB&M in 1H14 following a revision to certain estimates used in our corporate loan impairment calculation. These factors were partly offset by lower favourable market value adjustments of underlying properties as improvements in housing market conditions were less pronounced in 1H15 than in 1H14.

Adjusted operating expenses increased by $118m, primarily due to higher staff costs reflecting growth initiatives across GB&M and CMB. These factors were partly offset by lower average staff numbers and costs resulting from the run-off and loan portfolio sales in the CML portfolio.

Latin America

Reported profit before tax of $432m was $58m (15.5%) higher than in 1H14. The effect of currency translation between the periods and the net movement in significant items had an adverse effect of $31m on the reported profit before tax.

On an adjusted basis, profit before tax of $426m was $89m higher than in 1H14.

Adjusted revenue was US$83m higher, primarily in CMB and notably in Brazil and Argentina where higher interest income was driven by deposit growth. In addition, revenue increased in RBWM reflecting higher sales of credit cards and increased investment income in the insurance business. GB&M revenue was broadly unchanged.

LICs were $73m lower, mainly due to lower collectively assessed impairment charges in RBWM in Brazil, in part due to the non-recurrence of charges from refinements made in 1H14 to the impairment model for non-restructured loan portfolios, and in Mexico reflecting lower delinquency rates on personal lending, payroll and card portfolios.

Adjusted operating expenses increased by $67m primarily due to wage inflation, partly offset by cost efficiency programmes including a reduction in staff numbers.

HSBC HOLDINGS PLC

49b

Other information

Other information

Funds under management

	Half-year to
	30 Jun 2015	30 Jun 2014	31 Dec 2014
	$bn	$bn	$bn
Funds under management by business
Global Asset Management	440	465	445
Global Private Banking	280	286	275
Affiliates	6	6	5
Other	237	207	229
	963	964	954
At beginning of period	954	921	964
Net new money	3	18	20
Value change	32	21	19
Exchange and other	(26)	4	(49)
At end of period	963	964	954

Reconciliation of reported results to adjusted performance

Reconciliation of reported results to adjusted performance – geographical regions

	Half-year to 30 June 2015
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[15]
Reported	11,469	14,065	1,289	4,126	3,558	32,943	8,246	9,130
Significant items	(580)	(1,419)	(3)	(157)	(12)	(2,171)	(539)	(1,380)
– debit valuation adjustment (‘DVA’) on derivative contracts	(79)	(50)	(1)	(22)	(13)	(165)	(67)	(14)
– fair value movements on non-qualifying hedges[22]	23	–	–	21	1	45	44	5
– releases arising from the ongoing review of compliance with the Consumer Credit Act in the UK	(12)	–	–	–	–	(12)	(12)	–
– gain on the partial sale of shareholding in Industrial Bank	–	(1,372)	–	–	–	(1,372)	–	(1,372)
– gain on sale of several tranches of real estate secured accounts in the US	–	–	–	(17)	–	(17)	–	–
– own credit spread[23]	(512)	3	(2)	(139)	–	(650)	(504)	1

Adjusted	10,889	12,646	1,286	3,969	3,546	30,772	7,707	7,750
Loan impairment charges and other credit risk provisions (‘LIC’s)
Reported	(288)	(246)	(31)	(153)	(721)	(1,439)	(72)	(58)
Adjusted	(288)	(246)	(31)	(153)	(721)	(1,439)	(72)	(58)
Operating expenses
Reported	(8,978)	(5,457)	(624)	(3,287)	(2,405)	(19,187)	(6,753)	(2,855)
Significant items	1,132	8	1	398	6	1,545	967	6
– restructuring and other related costs	68	8	1	34	6	117	50	6
– regulatory provisions in GPB	147	–	–	–	–	147	–	–
– settlements and provisions in connection with legal matters	780	–	–	364	–	1,144	780	–
– UK customer redress programmes	137	–	–	–	–	137	137	–

Adjusted	(7,846)	(5,449)	(623)	(2,889)	(2,399)	(17,642)	(5,786)	(2,849)
Share of profit in associates and joint ventures
Reported	2	1,038	267	4	–	1,311	4	16
Adjusted	2	1,038	267	4	–	1,311	4	16
Profit before tax
Reported	2,205	9,400	901	690	432	13,628	1,425	6,233
Significant items	552	(1,411)	(2)	241	(6)	(626)	428	(1,374)
– revenue	(580)	(1,419)	(3)	(157)	(12)	(2,171)	(539)	(1,380)
– operating expenses	1,132	8	1	398	6	1,545	967	6

Adjusted	2,757	7,989	899	931	426	13,002	1,853	4,859

HSBC HOLDINGS PLC

	Half-year to 30 June 2014
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[15]
Reported	10,873	12,107	1,294	4,067	4,265	31,167	7,658	7,220
Currency translation[24]	(1,196)	(254)	(23)	(107)	(781)	(2,326)	(646)	4
Significant items	749	(334)	(27)	248	(21)	615	643	(404)
– DVA on derivative contracts	79	53	3	14	6	155	57	15
– fair value movements on non-qualifying hedges[22]	144	4	–	174	–	322	94	10
– provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	367	–	–	–	–	367	367	–
– own credit spread[23]	159	5	6	45	–	215	125	(1)
– loss on sale of several tranches of real estate secured accounts in the US	–	–	–	15	–	15	–	–
– gain on sale of shareholding in Bank of Shanghai	–	(428)	–	–	–	(428)	–	(428)
– gain on sale arising from HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Colombia) S.A. (‘HSBC Colombia’)	–	–	–	–	(18)	(18)	–	–
– reclassification loss in respect of our holding in Vietnam Technological & Commercial Joint Stock Bank following the loss of significant influence	–	32	–	–	–	32	–	–
– trading results – HSBC Colombia	–	–	–	–	(9)	(9)	–	–
– trading results – HSBC Bank Middle East Limited’s Pakistan operations	–	–	(8)	–	–	(8)	–	–
– trading results – HSBC Bank Middle East Limited’s banking business in Jordan	–	–	(28)	–	–	(28)	–	–

Adjusted	10,426	11,519	1,244	4,208	3,463	29,456	7,655	6,820

LICs
Reported	(266)	(216)	50	(411)	(998)	(1,841)	30	(100)
Currency translation	50	8	1	6	202	267	(2)	–
Significant items	–	–	–	–	2	2	–	–
– trading results – HSBC Colombia	–	–	–	–	2	2	–	–

Adjusted	(216)	(208)	51	(405)	(794)	(1,572)	28	(100)

Operating expenses
Reported	(8,352)	(5,009)	(614)	(2,837)	(2,893)	(18,266)	(5,995)	(2,597)
Currency translation[24]	787	129	7	53	538	1,479	415	–
Significant items	287	2	26	13	23	351	274	3
– restructuring and other related costs	53	2	–	13	14	82	40	3
– UK customer redress programmes	234	–	–	–	–	234	234	–
– trading results – HSBC Colombia	–	–	–	–	9	9	–	–
– trading results – HSBC Bank Middle East Limited’s Pakistan operations	–	–	9	–	–	9	–	–
– trading results – HSBC Bank Middle East Limited’s banking business in Jordan	–	–	17	–	–	17	–	–

Adjusted	(7,278)	(4,878)	(581)	(2,771)	(2,332)	(16,436)	(5,306)	(2,594)
Share of profit in associates and joint ventures
Reported	3	1,012	259	6	–	1,280	3	25
Currency translation	4	(9)	–	(1)	–	(6)	2	–
Adjusted	7	1,003	259	5	–	1,274	5	25

Profit before tax
Reported	2,258	7,894	989	825	374	12,340	1,696	4,548
Currency translation	(355)	(126)	(15)	(49)	(41)	(586)	(231)	4
Significant items	1,036	(332)	(1)	261	4	968	917	(401)
– revenue	749	(334)	(27)	248	(21)	615	643	(404)
– LICs	–	–	–	–	2	2	–	–
– operating expenses	287	2	26	13	23	351	274	3

Adjusted	2,939	7,436	973	1,037	337	12,722	2,382	4,151

HSBC HOLDINGS PLC

Other information (continued)

Reconciliation of reported results to adjusted performance – geographical regions (continued)

	Half-year to 31 December 2014
	Europe	Asia	MENA	North America	Latin America	Total	UK	Hong Kong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[15]
Reported	10,698	11,570	1,254	4,085	4,007	30,081	8,069	6,624
Currency translation[24]	(722)	(229)	(18)	(88)	(677)	(1,698)	(416)	(1)
Significant items	(41)	286	24	(132)	2	139	(290)	285
– DVA on derivative contracts	155	16	2	2	2	177	146	11
– fair value movements on non-qualifying hedges[22]	91	–	–	128	–	219	(102)	1
– provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	265	–	–	–	–	265	265
– impairment of our investment in Industrial Bank	–	271	–	–	–	271	–	271
– own credit spread[23]	(552)	(1)	–	(79)	–	(632)	(599)	2
– gain on sale of several tranches of real estate secured accounts in the US	–	–	–	(183)	–	(183)	–	–
– loss on sale arising from HSBC Bank Middle East Limited’s disposal of its operations in Pakistan	–	–	27	–	–	27	–	–
– trading results – HSBC Bank Middle East Limited’s Pakistan operations	–	–	(5)	–	–	(5)	–	–

Adjusted	9,935	11,627	1,260	3,865	3,332	28,522	7,363	6,908

LICs
Reported	(498)	(431)	(44)	89	(1,126)	(2,010)	(244)	(220)
Currency translation	69	10	(2)	4	204	285	28	–
Significant items	–	–	(2)	–	–	(2)	–	–
– trading results – HSBC Bank Middle East Limited’s Pakistan operations	–	–	(2)	–	–	(2)	–	–

Adjusted	(429)	(421)	(48)	93	(922)	(1,727)	(216)	(220)

Operating expenses
Reported	(11,865)	(5,418)	(602)	(3,592)	(3,039)	(22,983)	(9,581)	(2,827)
Currency translation[24]	637	118	6	46	516	1,287	395	–
Significant items	2,314	56	7	565	102	3,044	2,279	53
– restructuring and other related costs	70	7	2	15	102	196	51	4
– regulatory provisions in GPB	16	49	–	–	–	65	–	49
– UK customer redress programmes	1,041	–	–	–	–	1,041	1,041	–
– charge in relation to the settlement agreement with the Federal Housing Finance Authority	–	–	–	550	–	550	–	–
– settlements and provisions in connection with legal matters	1,187	–	–	–	–	1,187	1,187	–
– trading results – HSBC Bank Middle East Limited’s Pakistan operations	–	–	5	–	–	5	–	–

Adjusted	(8,914)	(5,244)	(589)	(2,981)	(2,421)	(18,652)	(6,907)	(2,774)

Share of profit in associates and joint ventures
Reported	3	1,010	229	10	–	1,252	4	17
Currency translation	1	(8)	–	(1)	–	(8)	–	(1)
Adjusted	4	1,002	229	9	–	1,244	4	16

Profit before tax
Reported	(1,662)	6,731	837	592	(158)	6,340	(1,752)	3,594
Currency translation	(15)	(109)	(14)	(39)	43	(134)	7	(2)
Significant items	2,273	342	29	433	104	3,181	1,989	338
– revenue	(41)	286	24	(132)	2	139	(290)	285
– LICs	–	–	(2)	–	–	(2)	–	–
– operating expenses	2,314	56	7	565	102	3,044	2,279	53

Adjusted	596	6,964	852	986	(11)	9,387	244	3,930

For footnotes, see page 56.

HSBC HOLDINGS PLC

Reconciliation of reported results to adjusted performance – global businesses

	Half-year to 30 June 2015
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue[15]
Reported	12,442	7,534	10,261	1,177	4,687	32,943
Significant items	(23)	–	(143)	(24)	(1,981)	(2,171)
– DVA on derivative contracts	–	–	(165)	–	–	(165)
– fair value movements on non-qualifying hedges[22]	(18)	–	22	–	41	45
– provisions/(releases) arising from the ongoing review of compliance with the Consumer Credit Act in the UK	12	–	–	(24)	–	(12)
– gain on the partial sale of shareholding in Industrial Bank	–	–	–	–	(1,372)	(1,372)
– gain on sale of several tranches of real estate secured accounts in the US	(17)	–	–	–	–	(17)
– own credit spread[23]	–	–	–	–	(650)	(650)

Adjusted	12,419	7,534	10,118	1,153	2,706	30,772

LICs
Reported	(934)	(511)	11	(5)	–	(1,439)
Adjusted	(934)	(511)	11	(5)	–	(1,439)

Operating expenses
Reported	(8,354)	(3,321)	(5,790)	(1,001)	(3,879)	(19,187)
Significant items	472	52	816	165	40	1,545
– restructuring and other related costs	32	5	22	18	40	117
– regulatory provisions in GPB	–	–	–	147	–	147
– settlements and provisions in connection with legal matters	350	–	794	–	–	1,144
– UK customer redress programmes	90	47	–	–	–	137

Adjusted	(7,882)	(3,269)	(4,974)	(836)	(3,839)	(17,642)

Share of profit in associates and joint ventures
Reported	208	821	272	9	1	1,311
Adjusted	208	821	272	9	1	1,311

Profit before tax
Reported	3,362	4,523	4,754	180	809	13,628
Significant items	449	52	673	141	(1,941)	(626)
– revenue	(23)	–	(143)	(24)	(1,981)	(2,171)
– operating expenses	472	52	816	165	40	1,545

Adjusted	3,811	4,575	5,427	321	(1,132)	13,002

HSBC HOLDINGS PLC

Other information (continued)

Reconciliation of reported results to adjusted performance – global businesses (continued)

	Half-year to 30 June 2014
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue[15]
Reported	12,616	7,823	9,791	1,230	2,657	31,167
Currency translation[24]	(1,020)	(599)	(698)	(75)	(48)	(2,326)
Significant items	576	(10)	93	–	(44)	615
– DVA on derivative contracts	–	–	155	–	–	155
– fair value movements on non-qualifying hedges[22]	234	–	(50)	–	138	322
– provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	353	14	–	–	–	367
– own credit spread[23]	–	–	2	–	213	215
– loss on sale of several tranches of real estate secured accounts in the US	15	–	–	–	–	15
– gain on sale of shareholding in Bank of Shanghai	–	–	–	–	(428)	(428)
– (gain)/loss on sale arising from HSBC Latin America Holdings UK Limited’s disposal of HSBC Bank (Colombia) S.A. (‘HSBC Colombia’)	(7)	(7)	(5)	–	1	(18)
– reclassification loss in respect of our holding in Vietnam Technological & Commercial Joint Stock Bank following the loss of significant influence	–	–	–	–	32	32
– trading results – HSBC Colombia	(6)	(1)	(2)	–	–	(9)
– trading results – HSBC Bank Middle East Limited’s Pakistan operations	(2)	(4)	(2)	–	–	(8)
– trading results – HSBC Bank Middle East Limited’s banking business in Jordan	(11)	(12)	(5)	–	–	(28)

Adjusted	12,172	7,214	9,186	1,155	2,565	29,456

LICs
Reported	(1,299)	(488)	(49)	(6)	1	(1,841)
Currency translation	181	66	18	2	–	267
Significant items	3	(1)	–	–	–	2
– trading results – HSBC Colombia	2	–	–	–	–	2
– trading results – HSBC Bank Middle East Limited’s banking business in Jordan	1	(1)	–	–	–	–

Adjusted	(1,115)	(423)	(31)	(4)	1	(1,572)

Operating expenses
Reported	(8,530)	(3,327)	(4,958)	(868)	(3,533)	(18,266)
Currency translation[24]	812	291	360	39	91	1,479
Significant items	235	38	33	2	43	351
– restructuring and other related costs	22	6	9	2	43	82
– UK customer redress programmes	194	20	20	–	–	234
– trading results – HSBC Colombia	6	1	2	–	–	9
– trading results – HSBC Bank Middle East Limited’s Pakistan operations	4	4	1	–	–	9
– trading results – HSBC Bank Middle East Limited’s banking business in Jordan	9	7	1	–	–	17

Adjusted	(7,483)	(2,998)	(4,565)	(827)	(3,399)	(16,436)

Share of profit in associates and joint ventures
Reported	215	806	249	8	2	1,280
Currency translation	(1)	(8)	(1)	1	3	(6)

Adjusted	214	798	248	9	5	1,274

Profit before tax
Reported	3,002	4,814	5,033	364	(873)	12,340
Currency translation	(28)	(250)	(321)	(33)	46	(586)
Significant items	814	27	126	2	(1)	968
– revenue	576	(10)	93	–	(44)	615
– LICs	3	(1)	–	–	–	2
– operating expenses	235	38	33	2	43	351

Adjusted	3,788	4,591	4,838	333	(828)	12,722

HSBC HOLDINGS PLC

	Half-year to 31 December 2014
	RBWM	CMB	GB&M	GPB	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue[15]
Reported	12,533	7,925	7,987	1,147	3,708	30,081
Currency translation[24]	(821)	(470)	(449)	9	(70)	(1,698)
Significant items	301	19	237	41	(459)	139
– DVA on derivative contracts	–	–	177	–	–	177
– fair value movements on non-qualifying hedges[22]	259	(1)	58	1	(98)	219
– provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	215	10	–	40	–	265
– impairment of our investment in Industrial Bank	–	–	–	–	271	271
– own credit spread[23]	–	–	–	–	(632)	(632)
– gain on sale of several tranches of real estate secured accounts in the US	(183)	–	–	–	–	(183)
– loss on sale arising from HSBC Bank Middle East Limited’s disposal of its operations in Pakistan	11	13	3	–	–	27
– trading results – HSBC Bank Middle East Limited’s Pakistan operations	(1)	(3)	(1)	–	–	(5)

Adjusted	12,013	7,474	7,775	1,197	3,179	28,522

LICs
Reported	(637)	(1,070)	(316)	14	(1)	(2,010)
Currency translation	100	120	67	(2)	–	285
Significant items	(1)	(1)	–	–	–	(2)
– trading results – HSBC Bank Middle East Limited’s Pakistan operations	(1)	(1)	–	–	–	(2)

Adjusted	(538)	(951)	(249)	12	(1)	(1,727)

Operating expenses
Reported	(9,500)	(3,654)	(7,070)	(910)	(5,068)	(22,983)
Currency translation[24]	739	243	352	11	45	1,287
Significant items	883	151	1,864	69	77	3,044
– restructuring and other related costs	66	31	18	4	77	196
– regulatory provisions in GPB	–	–	–	65	–	65
– UK customer redress programmes	798	118	125	–	–	1,041
– charge in relation to the settlement agreement with the Federal Housing Finance Authority	17	–	533	–	–	550
– settlements and provisions in connection with legal matters	–	–	1,187	–	–	1,187
– trading results – HSBC Bank Middle East Limited’s Pakistan operations	2	2	1	–	–	5

Adjusted	(7,878)	(3,260)	(4,854)	(830)	(4,946)	(18,652)

Share of profit in associates and joint ventures
Reported	183	799	255	11	4	1,252
Currency translation	(1)	(4)	(3)	–	–	(8)

Adjusted	182	795	252	11	4	1,244

Profit before tax
Reported	2,579	4,000	856	262	(1,357)	6,340
Currency translation	17	(111)	(33)	18	(25)	(134)
Significant items	1,183	169	2,101	110	(382)	3,181
– revenue	301	19	237	41	(459)	139
– LICs	(1)	(1)	–	–	–	(2)
– operating expenses	883	151	1,864	69	77	3,044

Adjusted	3,779	4,058	2,924	390	(1,764)	9,387

For footnotes, see page 56.

HSBC HOLDINGS PLC

Other information (continued)

Footnotes to pages 2 to 55

1	The risk profile measures HSBC against a peer group average from a sample set of five global banks and five regional banks measured by: (a) the ratio of gross loans and advances to customers versus deposits; (b) the ratio of LICs to loans and advances to customers; and (c) the leverage ratio.
2	2014 pro forma basis ex associates; excluding business growth.
3	The sum of balances presented does not agree to consolidated amounts because inter-company eliminations are not presented here.
4	Adjusted jaws is the difference between the percentage rate of growth of revenue and the percentage rate of growth of operating expenses, both on an adjusted basis.
5	Client-facing GB&M refers to GB&M excluding associates, legacy credit and Balance Sheet Management. The GB&M client-facing and BSM businesses measure excludes the effects of the legacy credit portfolio and income from associates. We believe that looking at the client-facing and BSM businesses allows GB&M management to more clearly discuss the cause of material changes from period-to-period in the ongoing businesses and to assess the factors and trends in the business which are expected to have a material effect in future years.
6	Net interest income includes the cost of internally funding trading assets, while the related revenues are reported in net trading income. In our global business results, the total cost of funding trading assets is included within GB&M’s net trading income as an interest expense. In the statutory presentation, internal interest income and expense are eliminated.
7	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
8	Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds. Net interest margin is net interest income expressed as an annualised percentage of AIEA.
9	In the first half of 2015, a portfolio of customers was transferred from CMB to RBWM in Latin America in order to better align the combined banking needs of the customers with our established global businesses. Comparative data have been re-presented accordingly.
10	During the first half of 2015 our operations in Brazil were classified as held for sale. As a result, balance sheet accounts have been classified to ‘assets held for sale’ and ‘liabilities of disposal groups held for sale’. There is no separate income statement classification.
11	Adjusted RoRWA is calculated using adjusted pre-tax return and reported average RWAs at constant currency and adjusted for the effects of business disposals. RoRWAs are calculated using annualised PBT and average RWAs on a CRD IV basis for all periods from 1 January 2014 and on a Basel 2.5 basis at 31 December 2013.
12	‘Currency translation adjustment’ is the effect of translating the assets and liabilities of subsidiaries and associates for the previous period-end at the rates of exchange applicable at the current period-end.
13	The main items reported under ‘Other’ are the results of HSBC’s holding company and financing operations, which includes net interest earned on free capital held centrally, operating costs incurred by the head office operations in providing stewardship and central management services to HSBC, along with the costs incurred by the Group Service Centres and Shared Service Organisations and associated recoveries. The results also include fines and penalties as part of the settlement of investigations into past inadequate compliance with anti-money laundering and sanctions laws, the UK bank levy together with unallocated investment activities, centrally held investment companies, gains arising from the dilution of interests in associates and joint ventures and certain property transactions. In addition, ‘Other’ also includes part of the movement in the fair value of long-term debt designated at fair value (the remainder of the Group’s movement on own debt is included in GB&M).
14	Assets by geographical region and global businesses include intra-HSBC items. These items are eliminated, where appropriate, under the headings ‘Intra-HSBC items’ or ‘Inter-segment elimination’, as appropriate.
15	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
16	The Principal RBWM business measure excludes the effects of the US run-off portfolio. We believe that looking at the Principal RBWM business allows management to more clearly discuss the cause of material changes from period-to-period in the ongoing business and to assess the factors and trends in the business which are expected to have a material effect in future years.
17	‘Other’ in GB&M includes net interest earned on free capital held in the global business not assigned to products and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities which is not reflected within operating income, for example notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRSs basis, the offset to these tax credits are included within ‘Other’.
18	‘Client assets’ are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group’s balance sheet, and customer deposits, which are reported on the Group’s balance sheet.
19	Inter-segment elimination comprises (i) the costs of shared services and Group Service Centres included within ‘Other’ which are recovered from global businesses, and (ii) the intra-segment funding costs of trading activities undertaken within GB&M. The Balance Sheet Management business, reported within GB&M, provides funding to the trading businesses. To report GB&M’s net trading income on a fully funded basis, ‘Net interest income/(expense)’ and ‘Net interest income/(expense) on trading activities’ are grossed up to reflect internal funding transactions prior to their elimination in the inter-segment column.
20	‘Employee expenses’ comprises costs directly incurred by each global business. The reallocation and recharging of employee and other expenses directly incurred in the ‘Other’ category is shown in ‘Other operating expenses’.
21	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
22	Excludes items where there are substantial offsets in the income statement for the same period.
23	‘Own credit spread’ includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.
24	Currency translations are non-additive across geographical regions and global businesses due to inter-company transactions within the Group.

HSBC HOLDINGS PLC

Risk

There have been no material changes to the policies and practices regarding risk management and governance described in the Annual Report and Accounts 2014 with the exception of the implementation of the new AML and sanctions policy procedures outlined on page 83.

A description of our principal risks and uncertainties for the remaining six months of 2015 is discussed in top and emerging risks below.

A summary of our current policies and practices regarding risk is provided in the Appendix to Risk on page 204 of the Annual Report and Accounts 2014.

Risk profile

Managing our risk profile

•	A strong balance sheet remains core to our philosophy.

•	Our portfolios continue to be aligned to our risk appetite and strategy.

•	Our risk management framework is supported by strong forward-looking risk identification.

•	We manage and reduce financial crime compliance risk with defined global standards programme.

Maintaining capital strength and a strong liquidity position

•	Our common equity tier 1 capital ratio remained strong at 11.6%.

•	We sustained our strong liquidity position throughout the first half of 2015.

•	The ratio of customer advances to deposits remained significantly below 90%.

Strong governance

•	Robust risk governance and accountability is embedded across the Group.

•	The Board, advised by the Group Risk Committee, approves our risk appetite.

•	Our global risk operating model supports adherence to globally consistent standards and risk management policies across the Group.

Managing risk

Our established framework ensures appropriate oversight of and accountability for the effective management of risk.

We employ a risk management framework at all levels of the organisation and across all risk types, fostering a continuous monitoring of the risk environment and an integrated evaluation of risks and their interactions. It is underpinned by a strong risk culture and reinforced by HSBC Values and our Global Standards and ensures that our risk profile remains conservative and aligned to our risk appetite. Our risk management framework is set out on page 24 of the Annual Report and Accounts 2014.

Risk factors

Our businesses are exposed to a broad range of risks that could potentially affect the results of our operations or financial condition. These risk factors are summarised on page 113 of the Annual Report and Accounts 2014. They inform the ongoing assessment of our top and emerging risks, which may result in our risk appetite being revised.

Top and emerging risks

Our top and emerging risk framework enables us to identify, continuously monitor and manage current and forward-looking risks to ensure our risk appetite remains appropriate.

The ongoing assessment of our top and emerging risks, which is informed by analysis of our risk factors and the results of our stress testing programme, may result in our risk appetite being revised. Our approach to identifying and monitoring top and emerging risks is described on page 22 of the Annual Report and Accounts 2014.

During 1H15, senior management paid particular attention to those risks which were identified as top or emerging, and made one change to them during the period to reflect our assessment of their effect on HSBC. ‘Internet crime and fraud’ was removed as a top risk as mitigating actions taken have reduced losses through digital channels. HSBC remains a target for cyber-attacks, which is noted as a top risk under ‘Information security risk’.

‘Economic outlook’ heightened in 1H15. Expectations of divergent monetary policies increased market volatility and resulted in changes in capital flows. The impact of the turmoil in Greece is discussed further on page 74.

Our current top and emerging risks are summarised overleaf.

HSBC HOLDINGS PLC

Risk (continued)

Top and emerging risks	/

Risk		Description	Mitigants
Macroeconomic and geopolitical risk
	Economic outlook	Weak economic growth in both developed and emerging market countries could adversely affect global trade and capital flows and our profits from operations in those countries.

We closely monitor economic developments in key markets and take appropriate action as circumstances evolve.

We use stress testing, both internal and regulatory programmes, to assess the effect of changes in economic conditions on our operations.

	Increased geopolitical risk	Our operations are exposed to risks arising from political instability and civil unrest in a number of countries. This may have a wider effect on regional stability and regional and global economies.	We continuously monitor the geopolitical and economic outlook, particularly in countries where we have material exposures and/or a physical presence.
Macro-prudential, regulatory and legal risks to our business model
	Regulatory developments affecting our business model and Group profitability	Governments and regulators continue to develop and implement policies which impose new or additional requirements, particularly in the areas of capital and liquidity management and our business, governance and corporate structure.	We actively assess and consider the impact of relevant developments and engage closely with governments and regulators in the countries in which we operate. We seek to ensure that requirements are considered properly and implemented in an effective manner.
	Regulatory and other investigations, fines, sanctions, commitments and other requirements relating to conduct of business and financial crime negatively affecting our results and brand	Financial service providers are at risk of regulatory and other sanctions or fines related to conduct of business and financial crime. These can take significant time both to crystallise and to resolve. Breach of the US DPA may allow the US authorities to prosecute HSBC with respect to matters covered thereunder.

We actively seek to manage and defend HSBC’s interests in those investigations. Significant programmes to enhance the management of conduct and financial crime risks are progressing in all global businesses and functions and we have significantly enhanced our financial crime and regulatory compliance controls and resources.

We continue to take steps to address the requirements of the US DPA and other consent orders in consultation with the relevant regulatory agencies.

	Dispute risk	HSBC is party to legal proceedings arising out of its normal business operations which could give rise to potential financial loss and significant reputational damage.	We continue to focus on identifying emerging regulatory and judicial trends in order to limit exposure to litigation or regulatory enforcement action in the future.
Risks related to our business operations, governance and internal control systems
	Heightened execution risk	The execution of the Group’s strategy requires the management of complex projects that are resource demanding and time sensitive. The size and scope of actions to meet regulatory demands and risks from business and portfolio disposals may affect our ability to execute our strategy.	We have strengthened our prioritisation and governance processes for significant projects and have invested in our project implementation and IT capabilities.
	People risk	Regulatory reform and remediation are placing significant demands on the human capital of the Group.	We continuously review our remuneration policy to ensure we remain competitive and attract and retain key talent. We have increased the level of specialist resources in key areas. We are embedding a learning-based culture to improve employee capability, collaboration and engagement.
	Third-party risk management	Risks arising from the use of third-party service providers may be less transparent and more challenging to manage or influence.	We continue to strengthen our risk management processes and procedures in relation to the use and monitoring of third-party service providers.
	Information security risk	HSBC and other multinational organisations continue to be the targets of cyber-attacks.	We continue to improve our governance and controls framework to protect HSBC information and technical infrastructure against ever-increasing and sophisticated cyber-threats.
	Data management	Regulatory requirements necessitate more frequent and granular data submissions, which must be produced on a consistent, accurate and timely basis.	A number of key initiatives and projects are in progress to implement our data strategy to enable consistent data aggregation, reporting and management.
	Model risk	Adverse consequences could result from decisions based on incorrect model outputs or from models that are poorly developed, implemented or used. The regulatory environment and supervisory concerns over banks’ use of internal models to determine regulatory capital further contribute to model risk.	The development, usage and validation of models used for a range of purposes including regulatory and economic capital calculations, stress testing, granting credit and pricing are subject to increased governance and independent review.

HSBC HOLDINGS PLC

Areas of special interest

During 1H15, we considered a number of particular areas because of the effect they may have on the Group. While some of these areas may have already been identified in top and emerging risks, further details of the actions taken in 1H15 are provided below.

Financial crime compliance and regulatory compliance

We have experienced increasing levels of compliance risk in recent years as regulators and other agencies pursued investigations into historical activities, for example, investigations regarding inadequate compliance with AML and sanctions law (giving rise to the US DPA), mis-selling in the UK of payment protection insurance (‘PPI’) policies, investigations in connection with the setting of Libor and other benchmark interest rates, and activities related to foreign exchange, precious metals and credit default swaps. Details of these investigations and legal proceedings can be found in Note 19 on the Financial Statements and the work of the Monitor, who has been appointed to assess our progress against our various obligations in the US DPA is discussed on page 13.

The level of inherent compliance risk remained high in 1H15 as the industry continued to experience greater regulatory scrutiny and heightened levels of regulatory oversight and supervision. Further information about the Group’s compliance risk management may be found on page 83.

Swiss Private Bank

Various tax administration, regulatory and law enforcement authorities around the world are conducting investigations and reviews of HSBC Swiss Private Bank in connection with past practices at the bank and the financial affairs of some of its clients. Details of these investigations and reviews may be found in Note 19 on the Financial Statements. We are cooperating with the relevant authorities.

Regulatory stress tests

Stress testing is an important tool for regulators to assess the resilience of the banking sector and of individual banks to adverse economic or financial developments. The results inform the regulators’ view of the capital adequacy of individual institutions and could have a significant effect on capital requirements, risk and capital management practices and planned capital actions, including the payment of dividends, going forward.

The Group is participating in the 2015 PRA concurrent stress test programme, which involves all major UK banks. The scenarios for the 2015 stress test incorporate a synchronised global downturn affecting Asia, Brazil and the eurozone in particular, a reduction in global risk appetite and market liquidity, and a slowdown in the UK driven by a downturn in its trading partners. The results will be published by the Bank of England alongside the Financial Stability Report in the fourth quarter of 2015.

HSBC North America Holdings Inc. (‘HNAH’) participated in the Comprehensive Capital Analysis and Review (‘CCAR’) and Dodd-Frank Act Stress Testing (‘DFAST’) 2015 programmes of the Federal Reserve Board (‘FRB’); HSBC Bank USA N.A. (‘HSBC Bank USA’) participated in the DFAST 2015 programme of the Office of the Comptroller of the Currency. Submissions were made on 5 January 2015 and summaries of the results of the stress test were disclosed on 5 March 2015. On 11 March 2015, HNAH received the FRB’s non-objection to its 2015 CCAR submission and its capital plan, and on 16 July 2015, it disclosed a summary of the results of its DFAST 2015 company-run mid-cycle stress test.

Other entities in the Group, including the Hongkong and Shanghai Banking Corporation Limited, continue to participate in regional regulatory stress tests activities.

A summary of our approach to stress testing and scenario analysis programme is provided on page 117 of the Annual Report and Accounts 2014.

Oil and gas prices

Oil and commodity prices declined significantly during 2014 as a result of increasing global supply and demand imbalances and changes in market sentiment. During 1H15 oil prices increased compared with 2014. At the prices prevailing during 1H15 the pressure on large integrated producers and Middle Eastern economies was somewhat reduced. Higher cost non-integrated producers remained relatively weaker while we expect that infrastructure and services providers will continue to come under pressure due to reduced capital expenditure across the industry.

Our diversified lending portfolio was resilient during 1H15; impairments as a result of the lower oil and gas prices were insignificant. The sector remains under enhanced monitoring with risk appetite and new lending carefully monitored.

Greece

In light of recent developments in Greece we invoked our long-established major incident crisis management procedures and continue to monitor the situation carefully.

The rest of the eurozone, including Italy, Ireland, Portugal and Spain, has remained resilient. Various indicators such as credit default swap prices and interest rate spreads suggest that the risk of contagion to other peripheral eurozone countries has been successfully contained.

As a result of the unfolding crisis we have raised additional loan impairment charges and other credit risk provisions amounting to $0.1bn. Exposures to Greece are described in further detail on page 74.

HSBC HOLDINGS PLC

Risk (continued)

Credit risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet an obligation under a contract. It arises principally from direct lending, trade finance and leasing business, but also from certain other products such as guarantees and credit derivatives and from holding assets in the form of debt securities.

There have been no material changes to the policies and practices for the management of credit risk summarised in the credit risk section on page 127 and the Appendix to Risk on page 206 of the Annual Report and Accounts 2014.

Credit risk in the first half of 2015

An update on the effect of oil and gas prices is provided in ‘Areas of special interest’ on page 59, and our exposures to Greece are set out on page 74.

Reported gross loans and advances declined by $26bn. During 1H15, the assets of our Brazilian operations were reclassified as ‘Assets held for sale’ (see Note 12 on the Financial Statements), which reduced reported gross loans and advances by $31bn as detailed on page 62. Foreign exchange differences reduced reported gross loans and advances by a further $11bn. Excluding these adjustments, lending grew in both wholesale and personal lending.

Loan impairment charges reduced by 25% compared with 1H14 with notable decreases in Latin America, North America and Europe.

Information on constant currency movements is provided on page 71. The commentary that follows is on a constant currency basis, while tables are presented on a reported basis.

Excluding the Brazilian reclassification, wholesale gross loans grew by $13bn. Balances in Asia grew by $12bn, mainly in other property and international trade and services, and in North America by $5.6bn, mainly in manufacturing and commercial real estate, though this growth was partly offset by a $4.0bn reduction in Europe.

Excluding the Brazilian reclassification and the ongoing run-off of the US CML portfolio, personal lending balances grew by $4.5bn in 1H15. This was mainly due to increased mortgage and other lending in Asia, other personal lending in Mexico and growth in the Premier mortgage portfolio in the US.

Summary of credit risk

	30 Jun 2015 $bn	30 Jun 2014 $bn	31 Dec 2014 $bn
At end of period
Maximum exposure to credit risk
– total assets subject to credit risk	2,373	2,546	2,434
– off-balance sheet commitments subject to credit risk[1]	699	688	699

	3,072	3,234	3,133
Gross loans and advances
– personal lending	385	416	393
– wholesale lending	688	773	706

	1,073	1,189	1,099
Impaired loans
– personal lending	13	18	15
– wholesale lending	12	16	14

	25	34	29
Impaired loans as a % of gross loans and advances
– personal lending	3.4%	4.2%	3.9%
– wholesale lending	1.7%	2.1%	2.0%
– total	2.3%	2.9%	2.7%
	$bn	$bn	$bn
Impairment allowances
– personal lending	3.3	5.9	4.6
– wholesale lending	6.4	8.1	7.8

	9.7	14.0	12.4
Loans and advances net of impairment allowances	1,063	1,175	1,087
For the period ended
Loan impairment charges
– personal lending	0.9	1.2	0.6
– wholesale lending	0.6	0.8	1.5

	1.5	2.0	2.1

For footnote, see page 86.

Loans and advances

The following table analyses loans and advances by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank plc, HSBC Bank Middle East and HSBC Bank USA, by the location of the lending branch. The distribution of loans across geographical regions and industries remained similar to last year.

HSBC HOLDINGS PLC

Risk (continued)

Gross loans and advances by industry sector and by geographical region

	Europe	Asia	MENA	North America	Latin America	Total	As a % of total gross
	$m	$m	$m	$m	$m	$m	loans

At 30 June 2015
Personal	177,311	132,375	6,648	62,990	5,976	385,300	35.9
– first lien residential mortgages	130,909	95,176	2,642	53,995	2,031	284,753	26.5
– other personal	46,402	37,199	4,006	8,995	3,945	100,547	9.4
Wholesale
Corporate and commercial	200,188	225,249	22,833	63,524	12,413	524,207	48.9
– manufacturing	43,465	35,599	2,570	17,392	3,072	102,098	9.5
– international trade and services	65,459	76,683	10,109	13,720	3,508	169,479	15.8
– commercial real estate	26,925	34,249	721	7,444	1,418	70,757	6.6
– other property-related	8,209	39,518	1,691	9,652	39	59,109	5.5
– government	2,260	1,117	1,552	164	947	6,040	0.6
– other commercial[2]	53,870	38,083	6,190	15,152	3,429	116,724	10.9
Financial	27,163	15,413	2,896	8,055	691	54,218	5.0
Banks	23,460	66,286	9,014	7,372	3,311	109,443	10.2
Total gross loans and advances	428,122	439,323	41,391	141,941	22,391	1,073,168	100.0
Percentage of total	39.9%	40.9%	3.9%	13.2%	2.1%	100.0%

At 30 June 2014
Personal	194,898	129,680	6,553	69,573	15,048	415,752	35.0
– first lien residential mortgages	144,225	95,489	2,543	58,677	4,501	305,435	25.7
– other personal	50,673	34,191	4,010	10,896	10,547	110,317	9.3
Wholesale
Corporate and commercial	260,097	221,852	20,983	56,054	32,965	591,951	49.8
– manufacturing	65,374	35,210	2,445	12,941	14,196	130,166	10.9
– international trade and services	79,981	80,574	10,072	13,087	8,534	192,248	16.2
– commercial real estate	30,935	34,727	434	6,677	2,492	75,265	6.3
– other property-related	7,444	32,730	1,593	8,644	348	50,759	4.3
– government	2,404	1,082	1,696	568	1,007	6,757	0.6
– other commercial[2]	73,959	37,529	4,743	14,137	6,388	136,756	11.5
Financial	29,603	12,091	2,838	7,579	1,397	53,508	4.5
Banks	27,763	72,222	8,644	6,252	12,569	127,450	10.7
Total gross loans and advances	512,361	435,845	39,018	139,458	61,979	1,188,661	100.0
Percentage of total	43.1%	36.7%	3.3%	11.7%	5.2%	100.0%

At 31 December 2014
Personal	178,531	129,515	6,571	65,400	13,537	393,554	35.8
– first lien residential mortgages	131,000	93,147	2,647	55,577	4,153	286,524	26.1
– other personal	47,531	36,368	3,924	9,823	9,384	107,030	9.7
Wholesale
Corporate and commercial	212,523	220,799	20,588	57,993	30,722	542,625	49.4
– manufacturing	39,456	37,767	2,413	15,299	12,051	106,986	9.7
– international trade and services	76,629	72,814	9,675	13,484	8,189	180,791	16.4
– commercial real estate	28,187	35,678	579	6,558	2,291	73,293	6.7
– other property-related	7,126	34,379	1,667	8,934	281	52,387	4.8
– government	2,264	1,195	1,552	164	968	6,143	0.6
– other commercial[2]	58,861	38,966	4,702	13,554	6,942	123,025	11.2
Financial	23,103	13,997	3,291	9,034	1,393	50,818	4.6
Banks	21,978	62,960	10,495	7,405	9,360	112,198	10.2
Total gross loans and advances	436,135	427,271	40,945	139,832	55,012	1,099,195	100.0
Percentage of total	39.7%	38.9%	3.7%	12.7%	5.0%	100.0%
For footnote, see page 86.

HSBC HOLDINGS PLC

Risk (continued)

Assets held for sale

During 1H15, gross loans and advances and related impairment allowances arising in our Brazilian operations were reclassified from ‘Loans and advances to customers’ and ‘Loans and advances to banks’ to ‘Assets held for sale’ in the balance sheet. There was no separate income statement reclassification. As a result, charges for loan impairment losses shown in the credit risk disclosures include loan impairment charges relating to financial assets classified as ‘Assets held for sale’.

Loans and advances to banks and customers measured at amortised cost

	Total gross loans and advances $m	Impairment allowances on loans and advances $m
As reported	1,073,168	(9,778)
Reported in ‘Assets held for sale’	26,883	(1,666)
At 30 June 2015	1,100,051	(11,444)

At 31 December 2014, the gross loans and advances and related impairment allowances of our Brazilian operations were $31bn and $1.7bn, respectively. Gross loans and advances reduced by $4.3bn mainly as a result of foreign exchange movements.

Gross loans and impairment allowances on loans and advances to customers and banks reported in ‘Assets held for sale’

	Brazil	Other	Total
	$m	$m	$m
Gross loans
Loans and advances to customers	22,460	230	22,690
– personal	6,749	182	6,931
– corporate and commercial	15,403	48	15,451
– financial	308	–	308
Loans and advances to banks	4,193	–	4,193
At 30 June 2015	26,653	230	26,883

Impairment allowances
Loans and advances to customers	(1,632)	(34)	(1,666)
– personal	(713)	(16)	(729)
– corporate and commercial	(918)	(18)	(936)
– financial	(1)	–	(1)
Loans and advances to banks	–	–	–
At 30 June 2015	(1,632)	(34)	(1,666)

The table below analyses the amount of LICs arising from assets held for sale. They primarily relate to the Brazilian operations.

Loan impairment charges and other credit risk provisions

Total
$m
LICs arising from:
– assets held for sale	478
– assets not held for sale	961
Half-year to 30 June 2015	1,439

Credit quality of financial instruments

We assess credit quality on all financial instruments which bear credit risk. The distribution of financial instruments by credit quality is tabulated below.

Distribution of total financial instruments exposed to credit risk by credit quality

	Neither past due nor impaired
	Strong	Good	Satis- factory	Sub- standard	Past due but not impaired	Impaired	Total gross amount	Impairment allowances	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 30 June 2015	1,599,418	410,280	303,630	28,141	13,282	29,569	2,384,320	(11,445)	2,372,875
At 30 June 2014	1,677,301	456,507	335,139	40,041	14,163	37,112	2,560,263	(14,109)	2,546,154
At 31 December 2014	1,631,391	421,563	315,958	31,530	13,568	32,492	2,446,502	(12,402)	2,434,100

	%	%	%	%	%	%	%
At 30 June 2015	67.1	17.2	12.7	1.2	0.6	1.2	100.0
At 30 June 2014	65.5	17.8	13.1	1.6	0.6	1.4	100.0
At 31 December 2014	66.7	17.2	12.9	1.3	0.6	1.3	100.0

This table shows the credit quality distribution for all assets exposed to credit risk, including the balances relating to our Brazilian operations. Within past due but not impaired amounts at 30 June 2015, 99% were less than 90 days past due in line with previous periods.

HSBC HOLDINGS PLC

Risk (continued)

Distribution of loans and advances held at amortised cost by credit quality

	Neither past due nor impaired
	Strong	Good	Satis- factory	Sub- standard	Past due but not impaired	Impaired	Total gross amount	Impairment allowances	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m

At 30 June 2015
Loans and advances to customers[3]	478,003	234,178	196,723	17,463	12,248	25,110	963,725	(9,740)	953,985
– personal	316,984	31,572	14,715	975	7,817	13,237	385,300	(3,339)	381,961
– corporate and commercial	133,683	186,759	172,404	15,960	3,834	11,567	524,207	(6,127)	518,080
– financial	27,336	15,847	9,604	528	597	306	54,218	(274)	53,944
Loans and advances to banks	86,768	17,655	4,571	404	1	44	109,443	(38)	109,405

At 30 June 2014
Loans and advances to customers[3]	501,162	274,776	212,714	24,712	13,967	33,880	1,061,211	(13,970)	1,047,241
– personal	332,045	38,673	16,847	1,366	9,283	17,538	415,752	(5,906)	409,846
– corporate and commercial	140,941	222,982	185,541	22,450	4,327	15,710	591,951	(7,686)	584,265
– financial	28,176	13,121	10,326	896	357	632	53,508	(378)	53,130
Loans and advances to banks	96,849	21,948	6,986	1,599	12	56	127,450	(63)	127,387

At 31 December 2014
Loans and advances to customers[3]	487,734	239,136	196,685	20,802	13,357	29,283	986,997	(12,337)	974,660
– personal	320,678	32,601	15,109	1,130	8,876	15,160	393,554	(4,600)	388,954
– corporate and commercial	141,375	192,799	171,748	18,986	3,922	13,795	542,625	(7,441)	535,184
– financial	25,681	13,736	9,828	686	559	328	50,818	(296)	50,522
Loans and advances to banks	83,766	19,525	7,945	914	1	47	112,198	(49)	112,149

For footnote, see page 86.

This table shows loans and advances held at amortised cost by credit quality distribution. Assets of our Brazilian operations are not included in the 30 June 2015 balances following their classification as ‘Assets held for sale’.

Impaired loans

Impaired gross loans and advances to customers and banks by industry sector

	Impaired loans and advances at 30 June 2015			Impaired loans and advances at 30 June 2014			Impaired loans and advances at 31 December 2014
	Individ- ually assessed	Collect- ively assessed	Total	Individ- ually assessed	Collect- ively assessed	Total	Individ- ually assessed	Collect- ively assessed	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Banks	44	–	44	56	–	56	47	–	47
Customers	14,122	10,988	25,110	18,076	15,804	33,880	15,879	13,404	29,283
– personal	2,334	10,903	13,237	2,171	15,367	17,538	2,096	13,064	15,160
– corporate and commercial	11,482	85	11,567	15,274	436	15,710	13,456	339	13,795
– financial	306	–	306	631	1	632	327	1	328

	14,166	10,988	25,154	18,132	15,804	33,936	15,926	13,404	29,330

On a reported basis, during 1H15 impaired gross loans and advances declined by $4.2bn. The classification of the assets of our Brazilian operations as ‘Assets held for sale’ reduced personal collectively assessed impaired loan balances by $0.7bn. The continued run-off of the US CML portfolio reduced personal collectively assessed impaired loan balances by a further $0.9bn. Personal individually assessed impaired loans increased, largely due to enhancements to the identification of impaired UK residential mortgages and the calculation of allowances on individual loans rather than on a collective basis. Corporate and commercial impaired loans reduced by $2.2bn mainly due to the Brazilian reclassification. Corporate and commercial impaired loans also decreased as a result of write-offs in Europe and Middle East and North Africa.

Renegotiated loans and forbearance

The most significant portfolio of renegotiated loans remained in North America, substantially all of which were personal loans held by HSBC Finance Corporation (‘HSBC Finance’). On a reported basis, during 1H15, total renegotiated loans decreased by $1.9bn to $25.6bn. The Brazilian reclassification reduced reported renegotiated loans by $1.0bn. The ongoing run-off of the US CML portfolio reduced renegotiated loans by a further $0.9bn, and new renegotiated loans and delinquency in the US CML portfolio diminished as a result of improvements in the US housing market and economic conditions.

The following tables show the gross carrying amounts of the Group’s holdings of renegotiated loans and advances to customers by industry sector, geography and credit quality classification.

HSBC HOLDINGS PLC

Risk (continued)

Renegotiated loans and advances to customers by geographical region

	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m

First lien residential mortgages	1,586	82	49	12,828	44	14,589
– neither past due nor impaired	568	55	26	3,680	28	4,357
– past due but not impaired	213	6	1	1,822	6	2,048
– impaired	805	21	22	7,326	10	8,184

Other personal lending	318	280	23	1,166	41	1,828
– neither past due nor impaired	183	160	14	446	13	816
– past due but not impaired	39	18	4	198	1	260
– impaired	96	102	5	522	27	752

Corporate and commercial[4]	5,468	471	1,394	430	648	8,411
– neither past due nor impaired	1,290	76	344	39	262	2,011
– past due but not impaired	42	1	24	–	4	71
– impaired	4,136	394	1,026	391	382	6,329

Financial[5]	444	4	282	–	–	730
– neither past due nor impaired	222	–	282	–	–	504
– past due but not impaired	–	–	–	–	–	–
– impaired	222	4	–	–	–	226

Renegotiated loans at 30 June 2015	7,816	837	1,748	14,424	733	25,558
– neither past due nor impaired	2,263	291	666	4,165	303	7,688
– past due but not impaired	294	25	29	2,020	11	2,379
– impaired	5,259	521	1,053	8,239	419	15,491

Impairment allowances on renegotiated loans	1,458	158	513	1,246	146	3,521
– renegotiated loans as % of total gross loans	1.9%	0.2%	5.4%	10.7%	3.8%	2.7%

First lien residential mortgages	1,743	107	69	15,034	74	17,027
– neither past due nor impaired	593	72	22	3,827	36	4,550
– past due but not impaired	296	13	10	2,032	5	2,356
– impaired	854	22	37	9,175	33	10,121

Other personal lending	423	311	54	1,376	457	2,621
– neither past due nor impaired	287	201	31	468	15	1,002
– past due but not impaired	28	24	17	234	2	305
– impaired	108	86	6	674	440	1,314

Corporate and commercial[4]	7,064	454	1,579	508	2,024	11,629
– neither past due nor impaired	1,559	124	689	41	436	2,849
– past due but not impaired	145	2	95	2	35	279
– impaired	5,360	328	795	465	1,553	8,501

Financial[5]	287	5	356	1	1	650
– neither past due nor impaired	93	–	265	–	–	358
– past due but not impaired	–	–	–	–	–	–
– impaired	194	5	91	1	1	292

Renegotiated loans at 30 June 2014	9,517	877	2,058	16,919	2,556	31,927
– neither past due nor impaired	2,532	396	1,007	4,336	488	8,759
– past due but not impaired	470	39	121	2,268	42	2,940
– impaired	6,515	442	930	10,315	2,026	20,228

Impairment allowances on renegotiated loans	1,355	73	436	2,025	893	4,782
– renegotiated loans as % of total gross loans	2.0%	0.2%	6.8%	12.7%	5.2%	3.0%

HSBC HOLDINGS PLC

Risk (continued)

	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m

First lien residential mortgages	1,605	94	58	13,540	60	15,357
– neither past due nor impaired	529	63	19	3,695	32	4,338
– past due but not impaired	221	8	1	1,894	5	2,129
– impaired	855	23	38	7,951	23	8,890

Other personal lending	324	292	27	1,267	326	2,236
– neither past due nor impaired	184	173	16	453	14	840
– past due but not impaired	40	22	5	214	1	282
– impaired	100	97	6	600	311	1,114

Corporate and commercial[4]	5,469	501	1,439	427	1,324	9,160
– neither past due nor impaired	1,383	102	483	36	303	2,307
– past due but not impaired	68	–	31	1	1	101
– impaired	4,018	399	925	390	1,020	6,752
Financial[5]	413	4	323	1	1	742
– neither past due nor impaired	219	–	305	–	–	524
– past due but not impaired	–	–	–	–	–	–
– impaired	194	4	18	1	1	218

Renegotiated loans at 31 December 2014	7,811	891	1,847	15,235	1,711	27,495
– neither past due nor impaired	2,315	338	823	4,184	349	8,009
– past due but not impaired	329	30	37	2,109	7	2,512
– impaired	5,167	523	987	8,942	1,355	16,974

Impairment allowances on renegotiated loans	1,458	170	458	1,499	704	4,289
– renegotiated loans as % of total gross loans	1.9%	0.2%	6.1%	11.5%	3.7%	2.8%

For footnotes, see page 86.

Loan impairment in the first half of 2015

On a reported basis, loan impairment charges of $1.4bn were $578m lower than in 1H14, in part reflecting the favourable effect of foreign currency movements of $282m, mainly in Latin America and, to a lesser extent, in Europe.

The following commentary is on a constant currency basis. Loan impairment charges decreased by $296m or 17%, primarily in North America, Europe and Latin America partly offset in Middle East and North Africa.

In North America, loan impairment charges decreased for both personal and corporate and commercial lending. The decrease in corporate and commercial lending impairment charges mainly reflected charges recorded in 1H14 following a revision to certain estimates used in our corporate loan impairment calculation. Personal lending loan impairment charges fell mainly due to lower collectively assessed charges on first lien mortgages, primarily in the US CML portfolio. This decline reflected reduced levels of delinquency and lower new impaired loans in addition to lower lending balances from the continued run-off and loan sales. These factors were partly offset by lower favourable market value adjustments of underlying properties as improvements in housing market conditions were less pronounced in 1H15 than in 1H14.

In Europe, the reduction was driven by lower impairment charges on corporate and commercial lending. This primarily reflected the lower individually assessed loan impairment charge in the UK in 1H14, partly offset by $92m of loan impairments charges relating to Greek exposures during 1H15. An additional $19m of other credit risk provisions were taken in relation to off-balance sheet exposures to Greece.

In Latin America, loan impairment charges decreased by $88m, primarily in personal lending in Brazil due to the non-recurrence of loan impairment charges from refinements made in 1H14 to the impairment model for non-restructured loan portfolios, and in Mexico, reflecting lower delinquency rates on personal lending, payroll and card portfolios.

These factors were partly offset in Middle East and North Africa, reflecting higher individually assessed loan impairment charges in 1H15 compared with a net release in 1H14, primarily on commercial exposures in the UAE.

HSBC HOLDINGS PLC

Risk (continued)

Loan impairment charge to the income statement by industry sector

	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m

Personal	113	145	24	101	488	871
– first lien residential mortgages	(32)	2	(7)	68	33	64
– other personal	145	143	31	33	455	807
Corporate and commercial	214	97	21	50	216	598
– manufacturing and international trade and services	103	109	(11)	9	175	385
– commercial real estate and other property-related	(10)	13	25	1	17	46
– other commercial[2]	121	(25)	7	40	24	167

Financial[5]	(6)	–	(12)	(3)	(1)	(22)

Total loan impairment charge for the half-year to 30 June 2015	321	242	33	148	703	1,447

Personal	122	155	15	225	701	1,218
– first lien residential mortgages	(37)	(2)	(5)	168	12	136
– other personal	159	157	20	57	689	1,082
Corporate and commercial	329	63	(44)	141	290	779
– manufacturing and international trade and services	291	61	(8)	79	141	564
– commercial real estate and other property-related	(17)	(9)	(30)	23	59	26
– other commercial[2]	55	11	(6)	39	90	189

Financial[5]	28	(2)	(28)	29	1	28

Total loan impairment charge for the half-year to 30 June 2014	479	216	(57)	395	992	2,025

Personal	123	166	10	(108)	394	585
– first lien residential mortgages	(38)	8	(19)	(142)	3	(188)
– other personal	161	158	29	34	391	773
Corporate and commercial	461	264	50	55	647	1,477
– manufacturing and international trade and services	229	136	44	37	241	687
– commercial real estate and other property-related	95	38	2	4	117	256
– other commercial[2]	137	90	4	14	289	534

Financial[5]	16	(2)	(4)	(42)	–	(32)

Total loan impairment charge for the half-year to 31 December 2014	600	428	56	(95)	1,041	2,030

For footnotes, see page 86.

Movement in impairment allowances on loans and advances to customers and banks

	Banks	Customers
	individually assessed	Individually assessed	Collectively assessed	Total
	$m	$m	$m	$m

At 1 January 2015	49	6,195	6,142	12,386
Amounts written off	–	(727)	(1,463)	(2,190)
Recoveries of loans and advances previously written off	–	23	327	350
Charge to income statement	(8)	488	967	1,447
Reclassified to held for sale	–	(656)	(1,047)	(1,703)
Exchange and other movements	(3)	(124)	(385)	(512)

At 30 June 2015	38	5,199	4,541	9,778

Impairment allowances:
on loans and advances to customers		5,199	4,541	9,740
– personal		425	2,914	3,339
– corporate and commercial		4,587	1,540	6,127
– financial		187	87	274

as a percentage of gross loans and advances	0.04%	0.54%	0.47%	0.92%

HSBC HOLDINGS PLC

Risk (continued)

	Banks	Customers
	individually assessed	Individually assessed	Collectively assessed	Total
	$m	$m	$m	$m

At 1 January 2014	58	7,072	8,071	15,201
Amounts written off	(6)	(1,276)	(2,288)	(3,570)
Recoveries of loans and advances previously written off	–	74	483	557
Charge to income statement	10	548	1,467	2,025
Reclassified to held for sale	–	–	(160)	(160)
Exchange and other movements	1	73	(94)	(20)

At 30 June 2014	63	6,491	7,479	14,033

Impairment allowances:
on loans and advances to customers		6,491	7,479	13,970
– personal		534	5,372	5,906
– corporate and commercial		5,708	1,978	7,686
– financial		249	129	378
as a percentage of gross loans and advances	0.05%	0.61%	0.71%	1.19%

At 1 July 2014	63	6,491	7,479	14,033
Amounts written off	–	(1,037)	(1,772)	(2,809)
Recoveries of loans and advances previously written off	–	40	358	398
Charge to income statement	(6)	1,228	808	2,030
Reclassified to held for sale	–	(50)	(144)	(194)
Exchange and other movements	(8)	(477)	(587)	(1,072)

At 31 December 2014	49	6,195	6,142	12,386

Impairment allowances:
on loans and advances to customers		6,195	6,142	12,337
– personal		468	4,132	4,600
– corporate and commercial		5,532	1,909	7,441
– financial		195	101	296

as a percentage of gross loans and advances	0.04%	0.63%	0.62%	1.13%

Charge for impairment losses as a percentage of average gross loans and advances to customers by geographical region

	Europe	Asia	MENA	North America	Latin America	Total
	%	%	%	%	%	%

Half-year to 30 June 2015
New allowances net of allowance releases	0.27	0.18	0.32	0.29	3.65	0.39
Recoveries	(0.09)	(0.04)	(0.11)	(0.06)	(0.30)	(0.08)

Total charge for impairment losses	0.18	0.14	0.21	0.23	3.35	0.31
Amount written off net of recoveries	0.22	0.09	1.67	0.57	3.19	0.40

Half-year to 30 June 2014
New allowances net of allowance releases	0.39	0.17	(0.23)	0.71	4.72	0.55
Recoveries	(0.15)	(0.04)	(0.17)	(0.10)	(0.49)	(0.12)
Total charge for impairment losses	0.24	0.13	(0.40)	0.61	4.23	0.43
Amount written off net of recoveries	0.61	0.11	0.38	1.11	3.74	0.65

Half-year to 31 December 2014
New allowances net of allowance releases	0.34	0.29	0.51	(0.07)	5.38	0.52
Recoveries	(0.02)	(0.04)	(0.12)	(0.07)	(0.96)	(0.09)

Total charge for impairment losses	0.32	0.25	0.39	(0.14)	4.42	0.43
Amount written off net of recoveries	0.36	0.15	0.79	0.83	3.52	0.52

HSBC HOLDINGS PLC

Risk (continued)

Wholesale lending

Wholesale lending covers the range of credit facilities granted to sovereign borrowers, banks, non-bank financial institutions, corporate entities and commercial borrowers.

Total wholesale lending

	Europe $m	Asia $m	MENA $m	North America $m	Latin America $m	Total $m

Corporate and commercial	200,188	225,249	22,833	63,524	12,413	524,207
– manufacturing	43,465	35,599	2,570	17,392	3,072	102,098
– international trade and services	65,459	76,683	10,109	13,720	3,508	169,479
– commercial real estate	26,925	34,249	721	7,444	1,418	70,757
– other property-related	8,209	39,518	1,691	9,652	39	59,109
– government	2,260	1,117	1,552	164	947	6,040
– other commercial[2]	53,870	38,083	6,190	15,152	3,429	116,724

Financial	27,163	15,413	2,896	8,055	691	54,218
Loans and advances to banks	23,460	66,286	9,014	7,372	3,311	109,443

Gross loans at 30 June 2015	250,811	306,948	34,743	78,951	16,415	687,868

Impairment allowances on wholesale lending
Corporate and commercial	2,927	1,138	983	561	518	6,127
– manufacturing	563	266	134	134	50	1,147
– international trade and services	823	589	330	139	48	1,929
– commercial real estate	819	33	146	92	364	1,454
– other property-related	151	71	236	34	1	493
– government	7	–	–	1	–	8
– other commercial	564	179	137	161	55	1,096

Financial	216	13	10	35	–	274
Loans and advances to banks	20	–	18	–	–	38

Impairment allowances at 30 June 2015	3,163	1,151	1,011	596	518	6,439

Corporate and commercial	260,097	221,852	20,983	56,054	32,965	591,951
– manufacturing	65,374	35,210	2,445	12,941	14,196	130,166
– international trade and services	79,981	80,574	10,072	13,087	8,534	192,248
– commercial real estate	30,935	34,727	434	6,677	2,492	75,265
– other property-related	7,444	32,730	1,593	8,644	348	50,759
– government	2,404	1,082	1,696	568	1,007	6,757
– other commercial[2]	73,959	37,529	4,743	14,137	6,388	136,756

Financial	29,603	12,091	2,838	7,579	1,397	53,508
Loans and advances to banks	27,763	72,222	8,644	6,252	12,569	127,450

Gross loans at 30 June 2014	317,463	306,165	32,465	69,885	46,931	772,909

Impairment allowances on wholesale lending
Corporate and commercial	3,355	951	1,161	817	1,402	7,686
– manufacturing	526	252	162	148	372	1,460
– international trade and services	961	458	490	187	257	2,353
– commercial real estate	1,062	19	147	178	454	1,860
– other property-related	257	99	239	89	7	691
– government	3	–	4	1	–	8
– other commercial	546	123	119	214	312	1,314

Financial	250	15	30	81	2	378
Loans and advances to banks	45	–	18	–	–	63

Impairment allowances at 30 June 2014	3,650	966	1,209	898	1,404	8,127

Corporate and commercial	212,523	220,799	20,588	57,993	30,722	542,625
– manufacturing	39,456	37,767	2,413	15,299	12,051	106,986
– international trade and services	76,629	72,814	9,675	13,484	8,189	180,791
– commercial real estate	28,187	35,678	579	6,558	2,291	73,293
– other property-related	7,126	34,379	1,667	8,934	281	52,387
– government	2,264	1,195	1,552	164	968	6,143
– other commercial[2]	58,861	38,966	4,702	13,554	6,942	123,025

Financial	23,103	13,997	3,291	9,034	1,393	50,818
Loans and advances to banks	21,978	62,960	10,495	7,405	9,360	112,198

Gross loans at 31 December 2014	257,604	297,756	34,374	74,432	41,475	705,641

HSBC HOLDINGS PLC

Risk (continued)

Total wholesale lending (continued)

	Europe $m	Asia $m	MENA $m	North America $m	Latin America $m	Total $m

Impairment allowances on wholesale lending Corporate and commercial	3,112	1,089	1,171	608	1,461	7,441
– manufacturing	529	242	141	152	348	1,412
– international trade and services	877	533	536	157	237	2,340
– commercial real estate	909	44	147	101	476	1,677
– other property-related	203	55	219	57	12	546
– government	4	–	1	–	–	5
– other commercial	590	215	127	141	388	1,461

Financial	221	13	21	39	2	296
Loans and advances to banks	31	–	18	–	–	49

Impairment allowances at 31 December 2014	3,364	1,102	1,210	647	1,463	7,786

For footnote, see page 86.

On a reported basis, gross loans decreased by $18bn, mainly due to the classification of the assets of our Brazilian operations as ‘Assets held for sale’ of $23bn and adverse foreign exchange movements of $7.9bn.

Loan impairment allowances reduced by $1.3bn, mainly due to the Brazilian reclassification.

The commentary that follows is on a constant currency basis.

Excluding the Brazilian reclassification, gross loans increased by $13bn.

In Asia, balances grew by $12bn, mainly in other property and international trade and services. In North America, we experienced growth of $5.6bn mainly in manufacturing and commercial real estate. In Europe, balances reduced by $4.0bn mainly due to corporate and commercial lending balances reducing by $10bn which was partly offset by increases in financial and banks. The corporate and commercial lending reduction was mainly in the UK, in international trade and service and other commercial balances which was partially offset by increases in manufacturing balances. These movements are mainly related to corporate overdraft balances where a small number of clients benefit from the use of net interest arrangements across overdraft and deposits. As a result, while net risk exposures are generally stable, gross balances can be volatile. In Middle East and North Africa, balances increased by $0.8bn, mainly due to an increase in corporate and commercial lending of $2.5bn partially offset by decreases in loans and advances to banks of $1.2bn.

Personal lending

We provide a broad range of secured and unsecured personal lending products to meet customer needs. Personal lending includes loans secured on assets such as first liens on residential property, and unsecured lending products such as overdrafts, credit cards and payroll loans.

Total personal lending

	Europe	Asia	MENA	North America	Latin America	Total
	$m	$m	$m	$m	$m	$m

First lien residential mortgages	130,909	95,176	2,642	53,995	2,031	284,753

Of which:
– interest only (including offset)	43,541	887	–	227	–	44,655
– affordability (including ARMs)	340	4,984	–	16,899	–	22,223

Other personal lending	46,402	37,199	4,006	8,995	3,945	100,547
– motor vehicle finance	5	264	377	16	408	1,070
– credit cards	12,559	9,760	859	999	1,934	26,111
– second lien residential mortgages	–	43	2	4,089	–	4,134
– other	33,838	27,132	2,768	3,891	1,603	69,232

Total gross loans at 30 June 2015	177,311	132,375	6,648	62,990	5,976	385,300
Impairment allowances on personal lending
First lien residential mortgages	271	43	88	1,362	23	1,787
Other personal lending	792	205	87	276	192	1,552
– motor vehicle finance	1	1	5	–	4	11
– credit cards	354	114	30	30	117	645
– second lien residential mortgages	–	–	–	210	–	210
– other	437	90	52	36	71	686

Total impairment allowances at 30 June 2015	1,063	248	175	1,638	215	3,339

HSBC HOLDINGS PLC

Risk (continued)

Total personal lending (continued)

	Europe $m	Asia $m	MENA $m	North America $m	Latin America $m	Total $m

First lien residential mortgages	144,225	95,489	2,543	58,677	4,501	305,435
Of which:
– interest only (including offset)	50,339	1,138	18	332	–	51,827
– affordability (including ARMs)	350	5,532	–	15,950	–	21,832

Other personal lending	50,673	34,191	4,010	10,896	10,547	110,317
– motor vehicle finance	9	407	379	28	1,568	2,391
– credit cards	14,019	9,681	905	1,084	3,515	29,204
– second lien residential mortgages	–	80	3	4,879	–	4,962
– other	36,645	24,023	2,723	4,905	5,464	73,760

Total gross loans at 30 June 2014	194,898	129,680	6,553	69,573	15,048	415,752
Impairment allowances on personal lending
First lien residential mortgages	398	52	110	2,254	39	2,853
Other personal lending	925	218	163	434	1,313	3,053
– motor vehicle finance	4	2	5	–	106	117
– credit cards	417	125	61	37	298	938
– second lien residential mortgages	–	–	–	345	–	345
– other	504	91	97	52	909	1,653

Total impairment allowances at 30 June 2014	1,323	270	273	2,688	1,352	5,906

First lien residential mortgages	131,000	93,147	2,647	55,577	4,153	286,524
Of which:
– interest only (including offset)	44,163	956	–	276	–	45,395
– affordability (including ARMs)	337	5,248	–	16,452	–	22,037

Other personal lending	47,531	36,368	3,924	9,823	9,384	107,030
– motor vehicle finance	5	328	392	12	1,216	1,953
– credit cards	12,959	10,289	897	1,050	3,322	28,517
– second lien residential mortgages	–	56	2	4,433	–	4,491
– other	34,567	25,695	2,633	4,328	4,846	72,069

Total gross loans at 31 December 2014	178,531	129,515	6,571	65,400	13,537	393,554
Impairment allowances on personal lending
First lien residential mortgages	306	46	97	1,644	36	2,129
Other personal lending	786	208	97	350	1,030	2,471
– motor vehicle finance	1	2	5	–	60	68
– credit cards	347	119	33	36	298	833
– second lien residential mortgages	–	–	–	271	–	271
– other	438	87	59	43	672	1,299

Total impairment allowances at 31 December 2014	1,092	254	194	1,994	1,066	4,600

On a reported basis, total personal lending reduced by $8.3bn, mainly due to the classification of $7.6bn of assets of our Brazilian operations as ‘Assets held for sale’ and adverse foreign exchange movements of $3.3bn.

Loan impairment allowances reduced by $1.3bn, mainly due to the Brazilian reclassification.

Loan impairment charges were $0.9bn, $0.3bn less than in 1H14 due to reduced levels of lending balances and lower new impaired loans and delinquency in the US CML portfolio, reflecting the continued portfolio run-off and loan sales.

Excluding the Brazilian reclassification, personal lending grew by $2.7bn on a constant currency basis.

Mortgage lending

The commentary that follows is on a constant currency basis:

Excluding the effect of the reclassification of the assets of our Brazilian operations as ‘Assets held for sale’ and the

US CML run-off portfolio, mortgage lending increased by $3.4bn during 1H15. Mortgage lending balances in Asia grew by $3.1bn, primarily attributable to continued growth in Hong Kong ($2.2bn) due to increased promotional campaigns and, to a lesser extent, in Australia and mainland China ($1.0bn) as a result of strong demand and our competitive customer offerings. The quality of our Asian mortgage book remained high with negligible defaults and impairment allowances. The average loan to value (‘LTV’) ratio on new mortgage lending in Hong Kong was 44% compared with an estimated 27% for the overall portfolio.

In North America, our Canadian mortgage balances increased by $0.5bn during 1H15 a result of a spring mortgage campaign.

The Premier mortgage portfolio in the US also increased by $0.6bn as we continued to focus on growth in our core portfolios of higher credit quality mortgages. Collectively assessed impairment allowances reduced in 1H15 due to continued improvement in the credit quality of the

HSBC HOLDINGS PLC

Risk (continued)

mortgage portfolio. The US CML portfolio declined by $1.8bn, including second lien mortgages, in 1H15.

We classified mortgage lending balances of $1.9bn in Brazil as ‘Assets held for sale’.

In Europe, there was a decline of $0.8bn or 0.6% in the mortgage portfolio due to decreased new mortgage lending and the effect of repayments, mainly in the UK, and a fall in impairment allowances due to reductions in receivables and defaulted loans.

The LTV ratio on new lending in the UK was 55.9% compared with an average of 42.5% for the total mortgage portfolio. The credit quality of our UK mortgage portfolio remained high and both loan impairment charges and delinquency levels declined in 1H15.

Other personal lending

The commentary that follows is on a constant currency basis:

Excluding the effect of the Brazilian reclassification and the US CML run-off portfolio, other personal lending increased by $1.0bn during 1H15. This was driven by strong growth in personal loans in Hong Kong ($1.5bn) and an increase in other lending in France ($0.4bn).

These increases were partially offset by reductions in credit card lending of $0.2bn in the UK and $0.3bn in Hong Kong. Other personal lending in North America declined by $0.6bn, of which $0.3bn was a reduction in second lien mortgage balances during 1H15.

HSBC Finance

Lending in HSBC Finance for residential mortgages, including second lien mortgages, decreased by $1.8bn to $21.8bn at 30 June 2015. Of the mortgage lending in HSBC Finance 90% consisted of first lien residential mortgages and 10% of second lien mortgages. In addition to the continued loan sales in the CML portfolio, we transferred a further $0.4bn to ‘Assets held for sale’ during 1H15, and these loans were mainly sold in May 2015. The average gain on sale of foreclosed properties that arose after we took title to the property was 1%.

The decrease in impairment allowances from $1.7bn at 31 December 2014 to $1.3bn at 30 June 2015 reflected reduced levels of delinquency and lower newly impaired loans and loan balances outstanding as a result of continued sale and liquidation of the portfolio.

Across the first and second lien residential mortgages in our CML portfolio, two months and over delinquent balances reduced by $0.5bn to $1.8bn during 1H15, reflecting the continued portfolio run-off and loan sales.

At 30 June 2015, renegotiated real estate secured accounts in HSBC Finance represented 92% (December 2014: 93%) of North America’s total renegotiated loans. $7bn of renegotiated real estate secured loans were classified as impaired (31 December 2014: $8bn). During 1H15, the aggregate number of renegotiated loans in HSBC Finance reduced due to portfolio run-off and further loan sales in the CML portfolio.

HSBC Bank USA

In HSBC Bank USA, mortgage balances grew by $0.6bn to $17.4bn during 1H15 as we continued to implement our strategy to grow the HSBC Premier and Advance customer base. We continued to sell all agency eligible new originations in the secondary market.

Supplementary information

Reconciliation of reported and constant currency changes impaired loans and allowances by geographical region

	31 December 2014 as reported	Currency translation adjustment [6]	31 December 2014 at 30 June 2015 exchange rates	Movement on a constant currency basis	30 June 2015 as reported	Reported change [7]	Constant currency change [7]
	$m	$m	$m	$m	$m	%	%
Impaired loans
Europe	10,242	(231)	10,011	(491)	9,520	(7)	(5)
Asia	2,048	(56)	1,992	159	2,151	5	8
Middle East and North Africa	1,981	(13)	1,968	(264)	1,704	(14)	(13)
North America	11,694	(30)	11,664	(1,029)	10,635	(9)	(9)
Latin America	3,365	(383)	2,982	(1,838)	1,144	(66)	(62)

	29,330	(713)	28,617	(3,463)	25,154	(14)	(12)
Impairment allowances
Europe	4,455	(133)	4,322	(94)	4,228	(5)	(2)
Asia	1,356	(25)	1,331	67	1,398	3	5
Middle East and North Africa	1,406	(7)	1,399	(212)	1,187	(16)	(15)
North America	2,640	(21)	2,619	(388)	2,231	(15)	(15)
Latin America	2,529	(293)	2,236	(1,502)	734	(71)	(67)

	12,386	(479)	11,907	(2,129)	9,778	(21)	(18)

For footnotes, see page 86.

HSBC HOLDINGS PLC

Risk (continued)

Gross loans and advances by industry sector

	At 31 December 2014	Currency effect	Movement	At 30 June 2015
	$m	$m	$m	$m

Personal	393,554	(3,933)	(4,321)	385,300
– first lien residential mortgages	286,524	(1,895)	124	284,753
– other personal	107,030	(2,038)	(4,445)	100,547

Corporate and commercial	542,625	(8,345)	(10,073)	524,207
– manufacturing	106,986	(2,467)	(2,421)	102,098
– international trade and services	180,791	(2,651)	(8,661)	169,479
– commercial real estate	73,293	(993)	(1,543)	70,757
– other property-related	52,387	(326)	7,048	59,109
– government	6,143	(128)	25	6,040
– other commercial[2]	123,025	(1,780)	(4,521)	116,724
Financial	50,818	(357)	3,757	54,218
Total gross loans and advances to customers (A)	986,997	(12,635)	(10,637)	963,725
Gross loans and advances to banks	112,198	(2,471)	(284)	109,443

Total gross loans and advances	1,099,195	(15,106)	(10,921)	1,073,168
Impaired loans and advances to customers	29,283	(713)	(3,460)	25,110
– as a percentage of (A)	3.0%			2.6%
Impairment allowances on loans and advances to customers	12,337	(480)	(2,117)	9,740
– as a percentage of (A)	1.2%			1.0%

For footnote, see page 86.

The currency effect on personal lending gross loans and advances of $3.9bn was made up as follows: Asia $1.4bn, North America $1.4bn, Latin America $1.0bn and Europe $0.1bn. The currency effect on wholesale lending gross loans and advances of $11.2bn was made up as follows: Latin America $4.4bn, Europe $2.8bn, Asia $2.4bn, North America $1.1bn and Middle East and North Africa $0.5bn.

Gross loans and advances to customers by country

	First lien residential mortgages $m	Other personal $m	Property- related $m	Commercial, international trade and other $m	Total $m

Europe	130,909	46,402	35,134	192,217	404,662
– UK	124,001	21,221	26,303	148,414	319,939
– France	2,342	12,248	6,811	21,028	42,429
– Germany	5	216	364	7,933	8,518
– Switzerland	346	8,266	235	841	9,688
– other	4,215	4,451	1,421	14,001	24,088

Asia	95,176	37,199	73,767	166,895	373,037
– Hong Kong	58,884	24,380	55,627	84,411	223,302
– Australia	9,079	709	1,837	6,457	18,082
– India	1,357	287	630	6,189	8,463
– Indonesia	58	380	84	5,706	6,228
– Mainland China	4,823	1,908	6,992	25,224	38,947
– Malaysia	4,945	1,576	2,000	5,446	13,967
– Singapore	8,942	5,707	4,146	12,137	30,932
– Taiwan	4,099	689	119	5,903	10,810
– other	2,989	1,563	2,332	15,422	22,306

Middle East and North Africa (excluding Saudi Arabia)	2,642	4,006	2,412	23,317	32,377
– Egypt	1	515	124	2,414	3,054
– UAE	2,248	1,866	1,650	14,935	20,699
– other	393	1,625	638	5,968	8,624

North America	53,995	8,995	17,096	54,483	134,569
– US	36,952	5,088	12,964	41,812	96,816
– Canada	15,679	3,654	3,807	11,618	34,758
– other	1,364	253	325	1,053	2,995

Latin America	2,031	3,945	1,457	11,647	19,080
– Mexico	1,919	2,630	1,296	8,435	14,280
– other	112	1,315	161	3,212	4,800

At 30 June 2015	284,753	100,547	129,866	448,559	963,725

HSBC HOLDINGS PLC

Risk (continued)

	First lien residential mortgages $m	Other personal $m	Property- related $m	Commercial, international trade and other $m	Total $m

Europe	144,225	50,673	38,379	251,321	484,598
– UK	135,701	22,121	28,124	204,624	390,570
– France	3,131	14,177	8,322	23,292	48,922
– Germany	6	205	146	8,080	8,437
– Switzerland	352	8,189	248	461	9,250
– other	5,035	5,981	1,539	14,864	27,419
Asia	95,489	34,191	67,457	166,486	363,623
– Hong Kong	54,988	21,777	49,209	84,002	209,976
– Australia	10,214	915	2,805	7,135	21,069
– India	1,169	303	593	4,993	7,058
– Indonesia	70	469	75	5,632	6,246
– Mainland China	5,516	151	6,228	24,349	36,244
– Malaysia	5,463	1,892	1,988	5,181	14,524
– Singapore	10,330	6,118	4,351	12,803	33,602
– Taiwan	4,193	691	127	6,960	11,971
– other	3,546	1,875	2,081	15,431	22,933
Middle East and North Africa (excluding Saudi Arabia)	2,543	4,010	2,027	21,794	30,374
– Egypt	1	493	104	2,264	2,862
– UAE	2,168	1,815	1,314	13,379	18,676
– other	374	1,702	609	6,151	8,836
North America	58,677	10,896	15,321	48,312	133,206
– US	39,939	5,842	10,609	34,279	90,669
– Canada	17,174	4,769	4,210	13,064	39,217
– other	1,564	285	502	969	3,320
Latin America	4,501	10,547	2,840	31,522	49,410
– Mexico	2,155	2,987	1,428	9,128	15,698
– other	2,346	7,560	1,412	22,394	33,712
Included in other: Brazil	2,232	6,360	1,273	19,555	29,420

At 30 June 2014	305,435	110,317	126,024	519,435	1,061,211

Europe	131,000	47,531	35,313	200,313	414,157
– UK	123,239	21,023	25,927	156,577	326,766
– France	2,914	12,820	7,341	21,834	44,909
– Germany	6	212	304	7,275	7,797
– Switzerland	298	8,149	225	614	9,286
– other	4,543	5,327	1,516	14,013	25,399
Asia	93,147	36,368	70,057	164,739	364,311
– Hong Kong	56,656	22,891	52,208	82,362	214,117
– Australia	9,154	815	2,130	6,360	18,459
– India	1,235	285	613	5,099	7,232
– Indonesia	64	469	202	5,476	6,211
– Mainland China	4,238	1,981	6,606	24,875	37,700
– Malaysia	5,201	1,750	1,988	5,217	14,156
– Singapore	9,521	5,878	4,210	11,951	31,560
– Taiwan	3,920	626	118	7,057	11,721
– other	3,158	1,673	1,982	16,342	23,155
Middle East and North Africa (excluding Saudi Arabia)	2,647	3,924	2,246	21,633	30,450
– Egypt	1	510	98	2,272	2,881
– UAE	2,263	1,782	1,545	13,814	19,404
– other	383	1,632	603	5,547	8,165
North America	55,577	9,823	15,492	51,535	132,427
– US	37,937	5,482	11,461	38,632	93,512
– Canada	16,236	4,085	3,708	11,825	35,854
– other	1,404	256	323	1,078	3,061
Latin America	4,153	9,384	2,572	29,543	45,652
– Mexico	1,967	2,642	1,336	9,503	15,448
– other	2,186	6,742	1,236	20,040	30,204
Included in other: Brazil	2,067	5,531	1,077	16,814	25,489

At 31 December 2014	286,524	107,030	125,680	467,763	986,997

HSBC HOLDINGS PLC

Risk (continued)

Greece

As a result of the unfolding crisis, we have raised additional loan impairment charges and other credit risk provisions amounting to $111m. The tables in this section summarise our Greek country exposures.

Exposures to banks, other financial corporations, non-financial corporations and households are based on the counterparty’s country of domicile. We separately identify exposures to the shipping industry. These are denominated in US dollars and booked in the UK. We believe the shipping industry is less sensitive to the Greek economy as it is mainly dependent on international trade. The average LTV weighted by the value of loans of our residential mortgages is 66%. We have had restricted lending appetite in Greece for a number of years.

Summary of exposures to Greece

$bn

On-balance sheet exposures
Loans and advances to customers	3.0
– other financial institutions and corporates	0.7
– shipping industry booked in UK	1.7
– personal – mortgages	0.6
Derivative assets	0.4
Gross balance sheet exposure before risk mitigation	3.4
Risk mitigation: collateral and derivative liabilities	(0.4)
Net on-balance sheet exposure	3.0

Off-balance sheet exposures
Gross off-balance sheet exposure to banks before risk mitigation	0.3
Risk mitigation: collateral and guarantees held on off-balance sheet exposures to banks	(0.1)
Net off-balance sheet exposures to banks	0.2
Gross off-balance sheet exposures to customers	0.6
Net off-balance sheet exposures	0.8
Total net exposures at 30 June 2015	3.8

Basis of preparation

The gross exposure represents the on-balance sheet carrying amounts recorded in accordance with IFRSs and off-balance sheet exposures before risk mitigation.

The net exposure is stated after taking into account mitigating offsets that are incorporated into the risk management view of the exposure but do not meet accounting offset requirements. These risk mitigating offsets include:

•	derivative liabilities for which a legally enforceable right of offset with derivative assets exists;

•	collateral received on derivative assets; and

•	cash collateral and guarantees received on off-balance sheet exposures.

Redenomination risk

There is the continuing possibility of Greece exiting the eurozone. There remains no established legal framework within the European treaties to facilitate such an event; consequently, it is not possible to accurately predict the course of events and legal consequences that would ensue.

Greece funding exposure

	Denominated in
	Euros $bn	US dollars $bn	Other currencies $bn	Total $bn
At 30 June 2015
In-country assets	1.0	0.0	–	1.0
In-country liabilities	(0.8)	(0.3)	–	(1.1)
Net in-country funding exposure	0.2	(0.3)	–	(0.1)
Off-balance sheet exposure	0	–	–	0

Key risks associated with an exit by Greece include:

Foreign exchange losses: an exit would probably be accompanied by the passing of laws establishing a new local currency and providing for a redenomination of euro assets into the new local currency. The value of assets and liabilities in Greece would immediately fall assuming the value of the redenominated currency is less than the original euros when translated into the carrying amounts. It is not possible to predict what the total consequential loss might be as it is uncertain which assets and liabilities would be legally redenominated or the extent of the devaluation. These assets and liabilities predominantly comprise loans and deposits arising from our commercial banking operations in Greece, and the net assets represent our net funding exposure. The table above also identifies in-country off-balance sheet exposures as these are at risk of redenomination should they be called, giving rise to a balance sheet exposure.

External contracts redenomination risk: contracts entered into between HSBC businesses based outside Greece with in-country counterparties or those otherwise closely connected with Greece may be affected by redenomination. The effect remains subject to a high level of uncertainty. Factors such as the country law under which the contract is documented, the HSBC entity involved and the payment mechanism may all be relevant to this assessment, as will the precise exit scenario as the consequences for external contracts of a disorderly exit may differ from one sanctioned under EU law. In addition, capital controls could be introduced which may affect our ability to repatriate funds including currencies not affected by the redenomination event.

We continue to identify and monitor potential redenomination risks and, where possible, take steps to mitigate them and/or reduce our overall exposure to losses that might arise in the event of a redenomination. We recognise, however, that a euro exit could take different forms, depending on the scenario. These could have distinct legal consequences which could significantly alter the potential effectiveness of any mitigation initiatives, and it is accordingly not possible to predict how effective particular measures may be until they are tested against the precise circumstances of a redenomination event.

HSBC HOLDINGS PLC

Risk (continued)

Risk elements in the loan portfolio

The disclosure of credit risk elements in this section reflects US accounting practice and classifications. The purpose of the disclosure is to present within the US disclosure framework those elements of the loan portfolios with a greater risk of loss. The three main classifications of credit risk elements presented are:

•	impaired loans;

•	unimpaired loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.

Impaired loans

In the following tables, we present information on our impaired loans and advances in accordance with the classification approach described on page 137 of the Annual Report and Accounts 2014.

A loan is impaired, and an impairment allowance is recognised, when there is objective evidence of a loss event that has an effect on the cash flows of the loan which can be reliably estimated. In accordance with IFRSs, we recognise interest income on assets after they have been written down as a result of an impairment loss.

The balance of impaired loans at 30 June 2015 was $4.2bn lower than at 31 December 2014. This reduction was largely due to the reclassification of the assets of our Brazilian operations as ‘Assets held for sale’, and a combination of the continued run-off of the CML portfolio, and reductions in corporate individually assessed impaired loans in Europe.

Unimpaired loans past due 90 days or more

Examples of unimpaired loans past due 90 days or more include individually assessed mortgages that are in arrears more than 90 days where there are no other indicators of impairment, but where the value of collateral is sufficient to repay both the principal debt and all potential interest for at least one year; and short-term trade facilities past due more than 90 days for technical reasons such as delays in documentation, but where there is no concern over the creditworthiness of the counterparty.

The amount of unimpaired loans past due 90 days or more at 30 June 2015 was $66m, $6m lower than at 31 December 2014. The slight decrease was primarily in the Middle East and North Africa.

Troubled debt restructurings

Under US GAAP, a troubled debt restructuring (‘TDR’) is a loan the terms of which have been modified for economic or legal reasons related to the borrower’s financial difficulties to grant a concession to the borrower that the lender would not otherwise consider. A modification which results in a delay in payment that is considered insignificant is not regarded as a concession for the purposes of this disclosure. The SEC requires separate disclosure of any loans which meet the definition of a TDR that are not included in the previous two loan categories. These are classified as TDR’s in the table on page 74b. Loans that have been identified as TDRs under the US guidance retain this designation until they are repaid or are derecognised. This treatment differs from the Group’s impaired loans disclosure convention under IFRS under which a loan may return to unimpaired status after demonstrating a significant reduction in the risk of non-payment of future cash flows. As a result reported TDRs include those loans that have returned to unimpaired status under the Group’s disclosure convention for renegotiated loans.

The balance of TDRs not included as impaired loans at 30 June 2015 remained broadly stable.

Potential problem loans

Potential problem loans are loans where information on possible credit problems among borrowers causes management to seriously doubt their ability to comply with the loan repayment terms. The following concentrations of credit risk have a higher risk of containing potential problem loans.

‘Mortgage lending’ on page 70 includes disclosure about certain homogeneous groups of loans which are collectively assessed for impairment, which may represent exposures to potential problem loans, including interest-only mortgages and affordability mortgages, including ARMs. Collectively assessed loans and advances, although not classified as impaired until more than 90 days past due, are assessed collectively for losses that have been incurred but have not yet been individually identified. This policy is further described on page 212 of the Form 20-F for 2014 filed with the Securities and Exchange Commission and available on our website www.hsbc.com under Investor Relations.

‘Renegotiated loans and forbearance’ on page 63 includes disclosure about the credit quality of loans whose contractual payment terms have been changed at some point in the life of the loan because of significant concerns about the borrower’s ability to make contractual payments when due. Renegotiated loans are classified as impaired when:

•	there has been a change in contractual cash flows as a result of a concession which the lender would otherwise not consider, and

•	it is probable that without the concession, the borrower would be unable to meet contractual payment obligations in full.

This presentation applies unless the concession is insignificant and there are no other indicators of impairment. The renegotiated loan will continue to be disclosed as impaired until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows, and there are no other indicators of impairment.

Renegotiated loans that are not classified as impaired may have a higher risk of becoming delinquent in the future, and may therefore be potential problem loans. Further information regarding the credit quality classification of renegotiated loans can be found on page 207 of the Form 20-F for 2014 filed with the Securities and Exchange Commission and available on our website www.hsbc.com under Investor Relations.

HSBC HOLDINGS PLC

74a

Risk (continued)

Analysis of risk elements in the loan portfolio by geographical region

The analysis below sets out the amount of risk elements in loan portfolios included within loans and advances to customers and banks in the consolidated balance sheet, trading loans classified as in default and assets obtained by taking possession of security. The table excludes the amount of risk elements in loan portfolios classified as assets held for sale in the consolidated balance sheet, which is set out in footnote 2.

	At 30 June 2015 $m	At 30 June 2014 $m	At 31 December 2014 $m

Impaired loans	25,153	33,936	29,330
– Europe	9,519	11,992	10,242
– Asia	2,151	1,781	2,048
– Middle East and North Africa	1,704	2,222	1,981
– North America	10,635	13,702	11,694
– Latin America	1,144	4,239	3,365

Unimpaired loans contractually past due 90 days or more as to principal or interest	66	162	72
– Europe	6	8	6
– Asia	4	10	1
– Middle East and North Africa	55	105	59
– North America	–	39	3
– Latin America	1	–	3

Troubled debt restructurings (not included in the classifications above)	6,914	6,626	6,982
– Europe	1,669	1,253	1,652
– Asia	242	302	267
– Middle East and North Africa	631	381	778
– North America	4,060	4,285	3,932
– Latin America	312	405	353

Trading loans classified as in default	143	17	4
– Europe	139	–	–
– North America	4	17	4

Risk elements on loans	32,276	40,741	36,388
– Europe	11,333	13,253	11,900
– Asia	2,397	2,093	2,316
– Middle East and North Africa	2,390	2,708	2,818
– North America	14,699	18,043	15,633
– Latin America	1,457	4,644	3,721

Assets held for resale[1]	204	317	245
– Europe	26	43	29
– Asia	14	20	14
– Middle East and North Africa	–	–	–
– North America	149	228	186
– Latin America	15	26	16

Total risk elements[2]	32,480	41,058	36,633
– Europe	11,359	13,296	11,929
– Asia	2,411	2,113	2,330
– Middle East and North Africa	2,390	2,708	2,818
– North America	14,848	18,271	15,819
– Latin America	1,472	4,670	3,737
	%	%	%
Loan impairment allowances as a percentage of risk elements on loans[3]	30.4	34.5	34.0

1	Assets held for resale represent assets obtained by taking possession of collateral held as security for financial assets.
2	Total risk elements in respect of assets classified as held for sale in the consolidated balance sheet and not presented above were $2,358m (30 June 2014: $549m; 31 December 2014: $466m) of which $2,346 were impaired (30 June 2014: $548m; 31 December 2014: $465m); $1m unimpaired loans contractually past due 90 days or more as to principal or interest (30 June 2014: $1m; 31 December 2014: $1m) and $11m troubled debt restructurings (not included in the classifications above) (30 June 2014: nil; 31 December 2014: nil).
3	Ratio excludes trading loans classified as in default.

HSBC HOLDINGS PLC

74b

Securitisation exposures and other structured products

The following table summarises the carrying amount of our asset-backed securities (‘ABS’s) exposure by categories of collateral and includes assets held in the GB&M legacy credit portfolio with a carrying value of $19bn (30 June 2014: $27bn; 31 December 2014: $23bn).

At 30 June 2015, the available-for-sale reserve in respect of ABSs was a deficit of $818m (30 June 2014: $951m; 31 December 2014: $777m). For 2015, the impairment write-back in respect of ABSs was $90m (30 June 2014: $203m; 31 December 2014: $276m).

Representations and warranties related to mortgage sales and securitisation activities

We have been involved in various activities related to the sale and securitisation of residential mortgages that are not recognised on our balance sheet. These activities are set out on page 162 of the Annual Report and Accounts 2014.

There have been no significant changes in the liabilities recognised in respect of various representations and warranties regarding the origination and sale by HSBC Bank USA of mortgage loans, primarily to government sponsored entities, nor repurchase demands outstanding since 31 December 2014.

Carrying amount of HSBC’s consolidated holdings of ABSs

	Trading	Available for sale	Held to maturity	Designated at fair value through profit or loss	Loans and receivables	Total	Of which held through consolidated SEs
	$m	$m	$m	$m	$m	$m	$m

Mortgage-related assets	2,343	23,469	14,140	–	742	40,694	7,047
– sub-prime residential	114	2,571	–	–	164	2,849	1,884
– US Alt-A residential	88	2,353	9	–	85	2,535	2,247
– US Government agency and sponsored enterprises: MBSs	158	14,611	14,131	–	–	28,900	–
– other residential	1,279	1,181	–	–	205	2,665	660
– commercial property	704	2,753	–	–	288	3,745	2,256
Leveraged finance-related assets	263	3,001	–	–	191	3,455	2,092
Student loan-related assets	250	3,271	–	–	95	3,616	3,057
Other assets	1,602	973	–	13	212	2,800	683

At 30 June 2015	4,458	30,714	14,140	13	1,240	50,565	12,879

Mortgage-related assets	1,117	29,863	1,022	–	1,477	33,479	11,587
– sub-prime residential	150	3,231	–	–	394	3,775	3,041
– US Alt-A residential	96	3,214	18	–	128	3,456	2,738
– US Government agency and sponsored enterprises: MBSs	136	16,739	1,004	–	–	17,879	–
– other residential	266	1,737	–	–	362	2,365	1,336
– commercial property	469	4,942	–	–	593	6,004	4,472
Leveraged finance-related assets	298	4,836	–	–	242	5,376	4,209
Student loan-related assets	227	3,654	–	–	123	4,004	3,546
Other assets	1,375	1,245	–	22	1,051	3,693	995

At 30 June 2014	3,017	39,598	1,022	22	2,893	46,552	20,337

Mortgage-related assets	1,882	21,350	13,447	–	1,264	37,944	7,992
– sub-prime residential	122	3,081	–	–	308	3,511	2,075
– US Alt-A residential	96	3,022	11	–	110	3,239	2,411
– US Government agency and sponsored enterprises: MBSs	82	10,401	13,436	–	–	23,919	–
– other residential	928	1,220	–	–	330	2,478	652
– commercial property	654	3,627	–	–	516	4,797	2,854
Leveraged finance-related assets	172	3,660	–	–	218	4,050	2,526
Student loan-related assets	242	3,545	–	–	119	3,906	3,284
Other assets	1,264	1,114	–	19	646	3,043	758

At 31 December 2014	3,560	29,670	13,447	19	2,247	48,943	14,560

HSBC HOLDINGS PLC

Risk (continued)

Liquidity and funding

Liquidity risk is the risk that the Group does not have sufficient financial resources to meet its obligations as they fall due, or will have to do so at an excessive cost. The risk arises from mismatches in the timing of cash flows.

Funding risk is the risk that funding considered to be sustainable (and therefore used to fund assets) proves not to be sustainable over time.

There have been no material changes to the policies and practices for the management of liquidity and funding risks described in the Annual Report and Accounts 2014.

A summary of our current policies and practices regarding liquidity and funding is provided on page 215 of the Annual Report and Accounts 2014.

Our liquidity and funding risk management framework

The objective of our liquidity framework is to allow us to withstand very severe liquidity stresses. It is designed to be adaptable to changing business models, markets and regulations.

Our liquidity and funding risk management framework requires:

•	liquidity to be managed by operating entities on a stand-alone basis with no implicit reliance on the Group or central banks;

•	all operating entities to comply with their limits for the advances to core funding ratio; and

•	all operating entities to maintain a positive stressed cash flow position out to three months under prescribed Group stress scenarios.

Liquidity and funding in the first half of 2015

The liquidity position of the Group remained strong in 1H15, as demonstrated by the key liquidity and funding metrics presented below. During the period, reported customer accounts decreased by 1% ($15bn) while reported loans and advances to customers decreased by 2% ($21bn), leading to a small reduction in our advances to deposits ratio to 71% (30 June 2014: 74%; 31 December 2014: 72%).

Wholesale senior funding markets

Conditions in wholesale debt markets deteriorated through the second quarter as the uncertainty around Greece affected market confidence. The path of interest rates and broader global economic uncertainty means further volatility can be expected; however global bank funding needs and regulatory proposals for increased loss absorbing capacity suggest continued volumes of primary market supply. We retained good access to debt capital markets with Group entities issuing $9.6bn of public transactions, of which $4.3bn was in the form of senior unsecured debt.

Liquidity regulation

The European adoption of the Basel Committee framework (legislative texts known as the Capital Requirements Regulation and Directive – CRR/CRD IV) was published in June 2013, requiring the reporting of the liquidity coverage ratio (‘LCR’) and the net stable funding ratio (‘NSFR’) to European regulators from 30 June 2014. A significant level of interpretation was involved in reporting and calculating the LCR as defined in the CRR text as certain areas were only addressed by the finalisation of the LCR regulation in January 2015. This will not become a regulatory standard until 1 October 2015. The European calibration of NSFR is pending following the Basel Committee’s final recommendation in October 2014. We monitor NSFR in line with the relevant text from the Basel Committee of Banking Supervision (BCBS295), pending its implementation in Europe. Both Group NSFR and Group LCR as reported were above 100%.

Management of liquidity and funding risk

Our liquidity and funding risk management framework (‘LFRF’) employs two key measures to define, monitor and control the liquidity and funding risk of each of our operating entities. The advances to core funding ratio is used to monitor our structural long-term funding position, and the stressed coverage ratio, incorporating Group-defined stress scenarios, is used to monitor our resilience to severe liquidity stresses.

The three principal entities listed in the tables below represented 64% (30 June 2014: 67%; 31 December 2014: 66%) of the Group’s customer accounts. Including the other principal entities, the figure was 93% (30 June 2014: 96%; 31 December 2014: 95%).

Advances to core funding ratio

The table below shows the extent to which loans and advances to customers in the listed principal banking entities were financed by reliable and stable sources of funding.

Advances to core funding ratios8

	Half-year to
	30 Jun 2015	30 Jun 2014	31 Dec 2014
	%	%	%

HSBC UK
Period-end	96	99	97
Maximum	98	102	100
Minimum	96	99	97
Average	97	101	99

The Hongkong and Shanghai Banking Corporation
Period-end	74	74	75
Maximum	75	75	75
Minimum	73	72	73
Average	74	74	74

HSBC USA
Period-end	95	97	100
Maximum	100	98	100
Minimum	95	85	95
Average	97	93	97

HSBC HOLDINGS PLC

Advances to core funding ratios8 (continued)

	Half-year to
	30 Jun 2015	30 Jun 2014	31 Dec 2014
	%	%	%

Total of HSBC’s other principal entities
Period-end	93	93	92
Maximum	94	94	93
Minimum	92	93	92
Average	93	93	93

For footnote, see page 86.

There were no material movements in 1H15 for any of the principal banking entities and all entities remained within their advances to core funding limits. The limits set for principal operating entities at 30 June 2015 ranged from 80% to 120%.

Stressed coverage ratios

The ratios tabulated below express stressed cash inflows as a percentage of stressed cash outflows over both one-month and three-month time horizons. Operating entities are required to maintain a ratio of 100% or more out to three months.

Inflows included in the numerator of the stressed coverage ratio are generated from liquid assets net of assumed haircuts, and cash inflows related to assets contractually maturing within the time period.

In general, customer advances are assumed to be renewed and as a result do not generate a cash inflow.

Stressed one-month and three-month coverage ratios8

	Stressed one-month coverage ratios for the half-year to			Stressed three-month coverage ratios for the half-year to
	30 Jun	30 Jun	31 Dec	30 Jun	30 Jun	31 Dec
	2015	2014	2014	2015	2014	2014
	%	%	%	%	%	%
HSBC UK
Period-end	127	103	117	114	103	109
Maximum	127	106	117	114	109	109
Minimum	112	102	103	105	103	103
Average	117	104	110	108	104	104
The Hongkong and Shanghai Banking Corporation
Period-end	118	114	117	114	111	112
Maximum	118	119	118	114	114	114
Minimum	113	114	114	111	111	111
Average	116	115	116	112	112	113
HSBC USA
Period-end	120	115	111	110	108	104
Maximum	120	115	122	110	110	111
Minimum	109	108	111	101	104	104
Average	113	112	118	104	107	108
Total of HSBC’s other principal entities
Period-end	116	115	121	109	108	108
Maximum	121	121	121	109	115	109
Minimum	112	114	115	106	108	108
Average	115	117	116	107	111	108

The coverage ratio for HSBC UK increased due to strong growth in deposits over the period.

Sources of funding

Our primary sources of funding are customer current accounts and customer savings deposits payable on demand or at short notice. We issue wholesale securities (secured and unsecured) to supplement our customer deposits and change the currency mix, maturity profile or location of our liabilities.

The level of customer accounts continued to exceed the level of loans and advances to customers. The positive funding gap was predominantly deployed into liquid assets, cash and balances with central banks and financial investments, as required by the LFRF.

Loans and other receivables due from banks continued to exceed deposits taken from banks. The Group remained a net unsecured lender to the banking sector.

HSBC HOLDINGS PLC

Risk (continued)

Consolidated funding sources and uses

	At
	30 Jun	30 Jun	31 Dec
	2015	2014	2014
	$m	$m	$m

Sources
Customer accounts	1,335,800	1,415,705	1,350,642
Deposits by banks	71,140	92,764	77,426
Repurchase agreements – non-trading	81,506	165,506	107,432
Debt securities in issue	102,656	96,397	95,947
Liabilities of disposal groups held for sale	53,226	12,361	6,934
Subordinated liabilities	24,781	28,052	26,664
Financial liabilities designated at fair value	69,485	82,968	76,153
Liabilities under insurance contracts	69,494	75,223	73,861
Trading liabilities	181,435	228,135	190,572
– repos	2,081	5,189	3,798
– stock lending	13,655	15,252	12,032
– settlement accounts	29,398	41,240	17,454
– other trading liabilities	136,301	166,454	157,288
Total equity	201,382	198,722	199,978
	2,190,905	2,395,833	2,205,609

Market risk

Market risk is the risk that adverse movements in market factors, such as foreign exchange rates, interest rates, credit spreads, equity prices and commodity prices, will reduce our income or the value of our portfolios.

There were no material changes to the policies and practices for the management of market risk described in the Annual Report and Accounts 2014.

A summary of our market risk management framework including current policies is provided on page 221 of the Annual Report and Accounts 2014.

Market risk in the first half of 2015

Global markets were influenced by the Greek crisis and concerns about the slowdown in the mainland Chinese economy. Markets remained volatile given the uncertainties in the global economic outlook compounded by volatility in the oil and gas markets.

We maintained an overall defensive risk profile that resulted in a continued reduction in our trading value at risk (‘VaR’). Non-trading VaR increased slightly during the first half of the year, driven by the expectations of an increase in US rates.

	At
	30 Jun	30 Jun	31 Dec
	2015	2014	2014
	$m	$m	$m

Uses
Loans and advances to customers	953,985	1,047,241	974,660
Loans and advances to banks	109,405	127,387	112,149
Reverse repurchase agreements – non-trading	149,384	198,301	161,713
Assets held for sale	60,929	10,248	7,647
Trading assets	283,138	347,106	304,193
– reverse repos	741	4,484	1,297
– stock borrowing	11,639	13,903	7,969
– settlement accounts	33,249	48,139	21,327
– other trading assets	237,509	280,580	273,600
Financial investments	404,682	423,710	415,467
Cash and balances with central banks	144,324	132,137	129,957
Net deployment in other balance sheet assets and liabilities	85,058	109,703	99,823

	2,190,905	2,395,833	2,205,609

As a consequence of the Greek crisis, the yields on lower rated European government bonds increased but remained well below previous crisis peaks.

Although the Chinese government intervened through policy adjustments, mainly around interest rates and reserve requirements, the mainland Chinese equity markets fell during the latter part of the period under review.

In addition, divergent monetary policies were seen in the US and Europe. The US Federal Reserve Board continued to discuss a move to normalise monetary policy with an expected interest rate rise in 2015. This contrasted with the eurozone implementing its asset purchase programme earlier in the year.

Capital flows to emerging markets remained weak and are likely to stay uncertain as they await the timing of a possible US interest rate increase later this year.

Trading portfolios

Value at risk of the trading portfolios

Trading VaR resides within Global Markets. The VaR for trading activity at 30 June 2015 was lower than at 31 December 2014 due primarily to declines in interest rate trading VaR.

The Group trading VaR for the half-year is shown in the table below.

HSBC HOLDINGS PLC

Trading VaR, 99% 1 day

	Foreign exchange and commodity	Interest rate	Equity	Credit spread	Portfolio diversification including RNIV[9]	Total
	$m	$m	$m	$m	$m	$m
Half-year to 30 June 2015	11.5	36.7	8.1	14.9	(14.1)	57.1
Average	15.2	41.1	7.2	16.3	(16.9)	62.9
Maximum	21.7	47.1	12.4	21.8	–	77.9
Minimum	9.2	33.3	3.4	9.9	–	51.3

Half-year to 30 June 2014	13.6	41.7	9.1	12.7	(27.9)	49.2
Average	15.8	37.1	5.9	15.0	(22.5)	51.3
Maximum	28.0	50.5	12.4	20.9	–	63.4
Minimum	8.7	26.9	3.2	9.3	–	38.5

Half-year to 31 December 2014	9.8	45.4	7.3	12.5	(14.3)	60.7
Average	18.0	41.9	7.9	12.4	(13.4)	66.8
Maximum	34.2	50.6	15.6	17.1	–	77.8
Minimum	8.8	34.4	3.8	8.8	–	49.9

For footnote, see page 86.

Back-testing

There were no loss or profit exceptions for the Group in 1H15.

Non-trading portfolios

Value at risk of the non-trading portfolios

Non-trading VaR of the Group includes contributions from all global businesses. There is no commodity risk in the non-trading portfolios. The VaR for non-trading activity at 30 June 2015 was slightly higher than at 31 December 2014 driven by an increase in non-trading interest rate VaR, partially offset by an increase in diversification benefit.

The Group non-trading VaR for the half-year is shown in the table below.

Non-trading VaR, 99% 1 day

	Interest rate	Credit spread	Portfolio diversification[9]	Total
	$m	$m	$m	$m

Half-year to 30 June 2015	106.4	66.7	(45.3)	127.8
Average	86.6	61.7	(33.6)	114.7
Maximum	112.6	71.9	–	128.1
Minimum	70.5	54.3	–	91.5

Half-year to 30 June 2014	103.6	75.1	(27.7)	151.0
Average	116.1	79.3	(40.9)	154.5
Maximum	147.7	91.9	–	189.0
Minimum	99.1	69.0	–	122.5

Half-year to 31 December 2014	88.2	62.5	(28.5)	122.2
Average	90.9	67.5	(34.0)	124.4
Maximum	105.1	82.8	–	160.6
Minimum	83.3	49.6	–	92.3

For footnote, see page 86.

Non-trading VaR excludes equity risk on available-for-sale securities, structural foreign exchange risk and interest rate risk on fixed rate securities issued by HSBC Holdings. This section and the sections below describe the scope of HSBC’s management of market risks in non-trading books.

Non-trading interest rate risk

Our policies regarding the funds transfer priority process for managing non-trading interest rate risk and liquidity and funding risk are described on pages 226 and 219, respectively, of the Annual Report and Accounts 2014.

Third-party assets in Balance Sheet Management

Third-party assets in BSM in total did not change during 1H15, primarily as a result of the reclassification of $10bn of assets in Brazil to held for sale, offset by an increase of $6bn in financial investments due to increased deployment of commercial surplus funds into securities in Hong Kong. Notwithstanding the reclassification, BSM continues to manage Brazilian assets pending entity disposal.

HSBC HOLDINGS PLC

Risk (continued)

Third-party assets in Balance Sheet Management

	At
	30 Jun 2015	30 Jun 2014	31 Dec 2014
	$m	$m	$m

Cash and balances at central banks	107,513	107,698	103,008
Trading assets	2,104	5,673	4,610
Financial assets designated at fair value	–	70	–
Loans and advances
– to banks	54,586	61,277	53,842
– to customers	2,723	1,871	1,931
Reverse repurchase agreements	48,922	69,844	59,172
Financial investments	312,975	311,333	306,763
Other	2,370	1,420	2,470
	531,193	559,186	531,796

Sensitivity of net interest income

The table below sets out the effect on our future net interest income (‘NII’) of an incremental 25 basis points parallel rise or fall in all yield curves worldwide at the beginning of each quarter during the 12 months from 1 July 2015.

The sensitivities shown represent the change in the base case projected NII that would be expected under the two rate scenarios assuming that all other non-interest rate risk variables remain constant, and there are no management actions. In deriving our base case net interest income projections, the repricing rate of assets and liabilities used is derived from current yield curves. The interest rate sensitivities are indicative and based on simplified scenarios.

Assuming no management response, a sequence of such rises (‘up-shock scenario’) would increase planned net interest income for the 12 months to 30 June 2016 by $1,027m (to 31 December 2015: $885m), while a sequence of such falls (‘down-shock scenario’) would decrease planned net interest income by $1,905m (to 31 December 2015: $2,089m).

The NII sensitivity of the Group can be split into three key components; the structural sensitivity arising from the four global businesses excluding BSM and Global Markets, the sensitivity of the funding of the trading book (Global Markets) and the sensitivity of BSM.

The structural sensitivity is positive in a rising rate environment and negative in a falling rate environment. The sensitivity of the funding of the trading book is negative in a rising rate environment and positive in a falling rate environment. The sensitivity of BSM depends on its position. Typically, assuming no management response, the sensitivity of BSM is negative in a rising rate environment and positive in a falling rate environment.

The NII sensitivity figures below also incorporate the effect of any interest rate behaviouralisation applied and the effect of any assumed repricing across products under the specific interest rate scenario. They do not incorporate the effect of any management decision to change the composition of HSBC’s balance sheet.

The NII sensitivity in BSM arises from a combination of the techniques that BSM uses to mitigate the transferred interest rate risk and the methods it uses to optimise net revenues in line with its defined risk mandate. The figures in the table below do not incorporate the effect of any management decisions within BSM, but in reality it is likely that there would be some short-term adjustment in BSM positioning to offset the NII effects of the specific interest rate scenario where necessary.

The NII sensitivity arising from the funding of the trading book comprises the expense of funding trading assets, while the revenue from these trading assets is reported in net trading income. This leads to an asymmetry in the NII sensitivity figures which is cancelled out in our global business results, where we include both NII and net trading income. It is likely, therefore, that the overall effect on profit before tax of the funding of the trading book will be much less pronounced than is shown in the figures below.

The scenario sensitivities remained broadly unchanged in 1H15.

Sensitivity of projected net interest income

	US dollar bloc	Rest of Americas bloc	Hong Kong dollar bloc	Rest of Asia bloc	Sterling bloc	Euro bloc	Total
	$m	$m	$m	$m	$m	$m	$m

Change in July 2015 to June 2016 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:
+ 25 basis points	347	5	307	297	174	(103)	1,027
– 25 basis points	(470)	(22)	(580)	(246)	(565)	(22)	(1,905)
Change in January 2015 to December 2015 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:
+ 25 basis points	209	(9)	245	265	321	(146)	885
– 25 basis points	(521)	(1)	(494)	(259)	(783)	(31)	(2,089)
Change in July 2014 to June 2015 projected net interest income arising from a shift in yield curves at the beginning of each quarter of:
+ 25 basis points	54	26	293	252	451	(97)	979
– 25 basis points	(308)	(37)	(450)	(235)	(691)	(25)	(1,746)

HSBC HOLDINGS PLC

We monitor the sensitivity of reported reserves to interest rate movements on a monthly basis by assessing the expected reduction in valuation of available-for-sale portfolios and cash flow hedges due to parallel movements of plus or minus 100bps in all yield curves. These particular exposures form only a part of our overall interest rate exposures. The accounting treatment of our remaining interest rate exposures, while economically largely offsetting the exposures shown in the above table, does not require revaluation movements to go to reserves.

The table below describes the sensitivity of our reported reserves to the stipulated movements in yield curves and the maximum and minimum month-end figures during the period. The sensitivities are indicative and based on simplified scenarios.

Sensitivity of reported reserves to interest rate movements

			Impact in the preceding 6 months
	$m		Maximum $m		Minimum $m

At 30 June 2015
+ 100 basis point parallel move in all yield curves	(3,858)		(3,858)		(3,306)
As a percentage of total shareholders’ equity	(2.0%	)	(2.0%	)	(1.7%	)
– 100 basis point parallel move in all yield curves	3,786		3,786		3,251
As a percentage of total shareholders’ equity	2.0%		2.0%		1.7%

At 30 June 2014
+ 100 basis point parallel move in all yield curves	(5,157)		(5,212)		(5,066)
As a percentage of total shareholders’ equity	(2.7%	)	(2.7%	)	(2.7%	)
– 100 basis point parallel move in all yield curves	4,730		4,915		4,730
As a percentage of total shareholders’ equity	(2.5%	)	(2.6%	)	(2.5%	)

At 31 December 2014
+ 100 basis point parallel move in all yield curves	(3,696)		(5,212)		(3,696)
As a percentage of total shareholders’ equity	(1.9%	)	(2.7%	)	(1.9%	)
– 100 basis point parallel move in all yield curves	3,250		4,915		3,250
As a percentage of total shareholders’ equity	1.7%		2.6%		1.7%

Additional market risk measures applicable only to the parent company

The principal tools used in the management of market risk are VaR for foreign exchange rate risk and the projected sensitivity of HSBC Holdings’ NII to future changes in yield curves and interest rate gap repricing for interest rate risk.

Foreign exchange risk

Total foreign exchange VaR arising within HSBC Holdings in the first half of 2015 was as follows:

HSBC Holdings – foreign exchange VaR

	Half-year to
	30 Jun 2015	30 Jun 2014	31 Dec 2014
	$m	$m	$m

At period-end	47.1	51.3	29.3
Average	38.8	47.0	42.1
Maximum	47.1	51.5	50.0
Minimum	32.9	42.5	29.3

The foreign exchange risk largely arises from loans to subsidiaries of a capital nature that are not denominated in the functional currency of either the provider or the recipient and which are accounted for as financial assets. Changes in the carrying amount of these loans due to foreign exchange rate differences are taken directly to HSBC Holdings’ income statement. These loans, and most of the associated foreign exchange exposures, are eliminated on consolidation.

Interest rate repricing gap table

The interest rate risk on the fixed-rate securities issued by HSBC Holdings is not included within the Group VaR but is managed on a repricing gap basis. The interest rate repricing gap table below analyses the full-term structure of interest rate mismatches within HSBC Holdings’ balance sheet.

HSBC HOLDINGS PLC

Risk (continued)

Repricing gap analysis of HSBC Holdings

	Total	Up to 1 year	1 to 5 years	5 to 10 years	More than 10 years	Non-interest bearing
	$m	$m	$m	$m	$m	$m
Cumulative interest rate gap
Total assets	148,926	46,084	402	2,144	–	100,296
Total liabilities and equity	(148,926)	(2,345)	(6,850)	(10,104)	(14,507)	(115,120)
Off-balance sheet items attracting interest rate sensitivity	–	(21,248)	5,351	9,222	5,763	912
Net interest rate risk gap at 30 June 2015	–	22,491	(1,097)	1,262	(8,744)	(13,912)
Cumulative interest rate risk gap	–	22,491	21,394	22,656	13,912	–

Total assets	145,891	45,396	591	1,961	665	97,278
Total liabilities and equity	(145,891)	(9,503)	(10,348)	(8,509)	(14,891)	(102,640)
Off-balance sheet items attracting interest rate sensitivity	–	(20,597)	7,137	7,400	6,042	18
Net interest rate risk gap at 30 June 2014	–	15,296	(2,620)	852	(8,184)	(5,344)
Cumulative interest rate risk gap	–	15,296	12,676	13,528	5,344	–

Total assets	147,864	44,613	290	1,824	–	101,137
Total liabilities and equity	(147,864)	(3,506)	(9,238)	(8,413)	(14,458)	(112,249)
Off-balance sheet items attracting interest rate sensitivity	–	(21,525)	7,295	7,400	5,763	1,067
Net interest rate risk gap at 31 December 2014	–	19,582	(1,653)	811	(8,695)	(10,045)
Cumulative interest rate risk gap	–	19,582	17,929	18,740	10,045	–

Operational risk

Operational risk is relevant to every aspect of our business and covers a wide spectrum of issues, in particular legal, compliance, security and fraud. Losses and other adverse consequences arising from breaches of regulation and law, unauthorised activities, error, omission, fraud, systems failure or external events all fall within the definition of operational risk.

Activity to further enhance and embed our Operational Risk Management Framework (‘ORMF’) continued in the first half of 2015. Responsibility for minimising operational risk lies with HSBC’s management and staff.

All regional, global business, country, business unit and functional heads are required to manage the operational risks and internal controls of the business and operational activities for which they are responsible.

The diagrammatic representation of our ORMF is provided on page 187 of the Annual Report and Accounts 2014.

A summary of our current policies and practices regarding operational risk is provided on page 228 of the Annual Report and Accounts 2014.

Operational risk profile in the first half of 2015

During 1H15, our operational risk profile continued to be dominated by compliance risks and we continued to see losses that relate to events from prior years (significant events are outlined in Notes 17 and 19 on the Financial Statements). A number of mitigating actions are being undertaken to prevent future conduct-related incidents.

Operational risks include:

•	compliance with regulatory agreements and orders: failure to implement our obligations under the US DPA could have a material adverse effect on our results and operations. The work of the Monitor is discussed on page 13, with compliance risk described below;

•	level of change creating operational complexity: the Global Risk function is engaged with business management in business transformation initiatives to ensure robust internal controls are maintained as we execute our change agenda;

•	fraud risks: while compared with the industry our loss performance remains strong in most markets, the introduction of new technologies and ways of banking mean that we continue to be subject to fraud attacks as new attack vectors are developed. We continue to increase monitoring and enhance detective controls to mitigate these risks in accordance with our risk appetite;

•

information security: the security of our information and technology infrastructure is crucial for maintaining our banking services and protecting our customers and the HSBC brand. We continue to be a target of increasingly sophisticated cyber-attacks such as ‘distributed denial of service’, in common with other banks and multinational organisations, which can affect the availability of customer-facing websites. Programmes of work are ongoing to strengthen internal security controls to prevent unauthorised access to our systems, including lessons learnt from attacks experienced within the industry and information sharing with other financial institutions, government agencies and external

HSBC HOLDINGS PLC

intelligence providers. Our UK operation is currently participating in an external penetration testing scheme called CBEST developed by the PRA that is aimed at assessing the ability of critical financial institutions to detect and defend against cyber-attacks;

•	third-party risk management: we are strengthening our third-party risk management capability, particularly the management of vendor risks, including the implementation of the supplier performance management programme with our most important suppliers. Attention is also being paid to the screening of suppliers to enable us to identify if any of them are on a sanctions list and we should therefore exit such relationships. Vendor risk management is a core element of third-party risk management.

Other operational risks are also monitored and managed through the use of the ORMF and governing policies.

Compliance risk

Compliance risk is the risk that we fail to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice, and incur fines and penalties and suffer damage to our business as a consequence. Compliance risk falls within the definition of operational risk.

All Group companies and employees are required to observe the letter and spirit of all relevant laws, codes, rules, regulations and standards of good market practice. These include those relating to AML, counter-terrorist and proliferation financing, sanctions compliance, anti-bribery and corruption, conduct of business and market conduct. The compliance risk policies and practices are described on pages 189 and 229 of the Annual Report and Accounts 2014. There were no material changes to our policies and practices for the management of compliance risk in the first half of 2015 with the exception of the implementation of the new AML and sanctions policy procedures as outlined below.

Enhanced global AML and sanctions policies were approved in 2014. Global businesses and all in-scope countries had implemented new AML and sanctions policy procedures by the end of March 2015. The application of procedures required to embed them in our day to day business operations globally will remain a key focus during the rest of 2015. The overriding policy objective is for every employee to engage in only ‘the right kind of business, conducted in the right way’.

Programmes to enhance the Group’s standards of regulatory conduct ensuring the delivery of fair outcomes for customers and orderly and transparent operations in financial markets continued to progress in 1H15.

We have experienced increasing levels of compliance risk in recent years as regulators and other agencies pursued investigations into historical activities, and we have continued to work with them in relation to these matters. They are described in ‘Areas of special interest’ on page 59.

It is clear that the level of inherent compliance risk that we face will continue to remain high for the foreseeable future. However, we consider that good progress is being made and will continue to be made in ensuring that we are well placed to effectively manage those risks.

Whistleblowing

HSBC operates global disclosure lines (telephone and email) which are available to allow employees to raise concerns regarding potential wrongdoing when the normal channels for escalation are unavailable or inappropriate. Matters raised are independently investigated by appropriate subject matter teams. Outcomes including remedial action taken are reported to the Conduct & Values Committee, in respect of AML and sanctions matters to the Financial System Vulnerabilities Committee and in respect of audit and accounting matters to the Group Audit Committee.

Reputational risk

Reputational risk is the risk of failure to meet stakeholder expectations as a result of any event, behaviour, action or inaction, either by HSBC itself, our employees or those with whom we are associated, that might cause stakeholders to form a negative view of the Group. This may have financial or non-financial implications or have other consequences such as loss of confidence.

The reputational risk policies and practices are described on pages 199 and 235 of the Annual Report and Accounts 2014.

We have a zero tolerance for knowingly engaging in any business, activity or association where foreseeable reputational damage has not been considered and mitigated. There must be no barriers to open discussion and the escalation of issues that could affect the Group negatively. While there is a level of risk in every aspect of business activity, appropriate consideration of potential harm to HSBC’s good name must be a part of all business decisions.

We have restructured our Reputational Risk Function and created a Reputational Risk Management team. This team’s mandate is to provide bespoke advisory services to the business on reputational risks to the bank and to work with the Financial Crime and Regulatory Compliance teams to mitigate such risks where possible.

HSBC HOLDINGS PLC

Risk (continued)

Risk management of insurance operations

The majority of the risk in our insurance business derives from manufacturing activities and can be categorised as insurance risk and financial risk. Insurance risk is the risk, other than financial risk, of loss transferred from the holder of the insurance contract to the issuer (HSBC). Financial risks include market risk, credit risk and liquidity risk.

There have been no material changes to the policies and practices for the management of risks arising in our insurance operations described in the Annual Report and Accounts 2014.

A summary of our policies and practices regarding the risk management of insurance operations, our insurance model and the main contracts we manufacture are provided on page 231 of the Annual Report and Accounts 2014.

Risk management of insurance operations in the first half of 2015

We measure the risk profile of our insurance manufacturing businesses using an economic capital approach. Under this approach, assets and liabilities are measured on a market value basis and capital is held to ensure that there is less than a 1 in 200 chance of insolvency during the coming year given the risks that the businesses are exposed to. This approach is aligned to the measurement approach for market, credit and insurance risks in the economic capital model in the European Solvency II insurance capital regulations applicable from 2016.

The risk profile of our life insurance manufacturing businesses did not change materially during 1H15 despite the decrease in liabilities under insurance contracts to $69bn (31 December 2014: $74bn).

This reduction arose from the transfer of $5bn of these liabilities to ‘Liabilities of disposal groups held for sale’ during the period when we announced the plan to sell our operations in Brazil (including the entire insurance business there).

Asset and liability matching

A principal tool used to manage exposures to both financial and insurance risk, in particular for life insurance contracts, is asset and liability matching. In many markets in which we operate it is neither possible nor appropriate to follow a perfect asset and liability matching strategy. For long-dated non-linked contracts, in particular, this results in a duration mismatch between assets and liabilities. We therefore structure portfolios that support liabilities under non-linked contracts with due consideration to the risk exposure to HSBC and the capital requirements.

The table below shows the composition of assets and liabilities by contract type and demonstrates that there were sufficient assets to cover the liabilities to policyholders, in each case at 30 June 2015.

Balance sheet of insurance manufacturing subsidiaries by type of contract

	Insurance contracts				Investment contracts			Other
	With DPF	Unit- linked	Annuities	Other	With DPF	Unit- linked	Other	assets and liabilities	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Financial assets	30,199	7,351	1,272	6,359	22,570	2,587	4,027	5,862	80,227
– trading assets	–	–	3	–	–	–	–	–	3
– financial assets designated at fair value	4,563	7,157	343	699	6,778	2,174	1,924	1,136	24,774
– derivatives	42	1	–	2	100	–	11	63	219
– financial investments	22,784	–	830	5,478	13,902	–	1,425	4,663	49,082
– other financial assets	2,810	193	96	180	1,790	413	667	–	6,149
Reinsurance assets	199	239	–	754	–	–	–	–	1,192
PVIF	–	–	–	–	–	–	–	5,363	5,363
Other assets and investment properties	828	11	24	109	739	12	26	12,887	14,636
Total assets at 30 June 2015	31,226	7,601	1,296	7,222	23,309	2,599	4,053	24,112	101,418
Liabilities under investment contracts:	–	–	–	–	–	2,558	3,786	–	6,344
– designated at fair value	–	–	–	–	–	2,558	3,786	–	6,344
Liabilities under insurance contracts	30,914	7,541	1,237	6,493	23,309	–	–	–	69,494
Deferred tax	12	–	8	4	–	–		1,131	1,155
Other liabilities	–	–	–	–	–	–	–	13,837	13,837
Total liabilities	30,926	7,541	1,245	6,497	23,309	2,558	3,786	14,968	90,830
Total equity	–	–	–	–	–	–	–	10,588	10,588
Total equity and liabilities at 30 June 2015	30,926	7,541	1,245	6,497	23,309	2,558	3,786	25,556	101,418

HSBC HOLDINGS PLC

Balance sheet of insurance manufacturing subsidiaries by type of contract (continued)

	Insurance contracts				Investment contracts			Other
	With DPF $m	Unit- linked $m	Annuities $m	Other $m	With DPF $m	Unit- linked $m	Other $m	assets and liabilities $m	Total $m

Financial assets	28,014	12,043	1,629	5,452	26,657	2,867	4,455	6,064	87,181
– trading assets	–	–	4	–	–	–	–	–	4
– financial assets designated at fair value	4,383	11,760	564	651	7,523	2,411	1,541	2,219	31,052
– derivatives	7	1	–	2	95	–	–	71	176
– financial investments	20,565	–	960	4,421	17,049	–	1,750	3,697	48,442
– other financial assets	3,059	282	101	378	1,990	456	1,164	77	7,507
Reinsurance assets	183	265	–	723	–	–	–	2	1,173
PVIF	–	–	–	–	–	–	–	5,438	5,438
Other assets and investment properties	794	330	19	101	728	11	27	7,813	9,823
Total assets at 30 June 2014	28,991	12,638	1,648	6,276	27,385	2,878	4,482	19,317	103,615
Liabilities under investment contracts:	–	–	–	–	–	2,878	4,276	–	7,154
– designated at fair value	–	–	–	–	–	2,878	3,800	–	6,678
– carried at amortised cost	–	–	–	–	–	–	476	–	476
Liabilities under insurance contracts	28,217	12,518	1,591	5,512	27,385	–	–	–	75,223
Deferred tax	12	–	11	10	–	–	–	1,223	1,256
Other liabilities	–	–	–	–	–	–	–	9,451	9,451
Total liabilities	28,229	12,518	1,602	5,522	27,385	2,878	4,276	10,674	93,084
Total equity	–	–	–	–	–	–	–	10,531	10,531
Total equity and liabilities at 30 June 2014	28,229	12,518	1,602	5,522	27,385	2,878	4,276	21,205	103,615

Financial assets	29,040	11,278	1,517	6,253	24,238	2,561	4,322	5,732	84,941
– trading assets	–	–	3	–	–	–	–	–	3
– financial assets designated at fair value	4,304	11,111	533	782	6,346	2,223	1,684	1,713	28,696
– derivatives	12	1	–	1	101	1	10	73	199
– financial investments	21,152	–	886	5,167	15,677	–	1,807	3,812	48,501
– other financial assets	3,572	166	95	303	2,114	337	821	134	7,542
Reinsurance assets	190	262	–	617	–	–	–	2	1,071
PVIF	–	–	–	–	–	–	–	5,307	5,307
Other assets and investment properties	698	328	23	107	831	7	26	7,383	9,403
Total assets at 31 December 2014	29,928	11,868	1,540	6,977	25,069	2,568	4,348	18,424	100,722
Liabilities under investment contracts:	–	–	–	–	–	2,542	4,155	–	6,697
– designated at fair value	–	–	–	–	–	2,542	3,770	–	6,312
– carried at amortised cost	–	–	–	–	–	–	385	–	385
Liabilities under insurance contracts	29,479	11,820	1,473	6,021	25,068	–	–	–	73,861
Deferred tax	12	–	11	18	–	–	–	1,180	1,221
Other liabilities	–	–	–	–	–	–	–	8,577	8,577
Total liabilities	29,491	11,820	1,484	6,039	25,068	2,542	4,155	9,757	90,356
Total equity	–	–	–	–	–	–	–	10,366	10,366
Total equity and liabilities at 31 December 2014	29,491	11,820	1,484	6,039	25,068	2,542	4,155	20,123	100,722

The Brazilian insurance operations and the UK pensions business are reported as disposal groups held for sale at 30 June 2015. The assets and liabilities of these disposal groups are included in the ‘Other assets and liabilities’ column of the table above.

These disposal groups contained a total of $12bn of total liabilities (mainly liabilities under insurance and investment contracts) and $12bn of total assets (mainly financial and reinsurance assets backing these liabilities and the PVIF associated with the insurance contracts) at 30 June 2015. The disposal of the UK pensions business is expected to be completed in the second half of 2015.

Insurance risk

Insurance risk is principally measured in terms of liabilities under the contracts in force.

A principal risk we face is that, over time, the cost of acquiring and administering a contract, claims and benefits may exceed the aggregate amount of premiums received and investment income. The cost of claims and benefits can be influenced by many factors, including mortality and morbidity experience, lapse and surrender rates and, if the policy has a savings element, the performance of the assets held to support the liabilities.

HSBC HOLDINGS PLC

Risk (continued)

The insurance risk profile and related exposures remain

largely consistent with those observed at 31 December

2014.

Footnotes to Risk

Credit risk

1	The amount of loan commitments reflects, where relevant, the expected level of take-up of pre-approved loan offers made by mailshots to personal customers. In addition to those amounts, there is a further maximum possible exposure to credit risk of $70bn (30 June 2014: $60bn; 31 December 2014: $71bn), reflecting the full take-up of loan commitments. The take-up of such offers is generally at modest levels.
2	‘Other commercial loans and advances’ includes advances in respect of agriculture, transport, energy utilities and ABSs reclassified to ‘Loans and advances’.
3	‘Loans and advances to customers’ includes asset-backed securities that have been externally rated as strong (30 June 2015: $812m; 30 June 2014: $1.8bn; 31 December 2014: $1.2bn), good (30 June 2015: $100m; 30 June 2014: $88m; 31 December 2014: $256m), satisfactory (30 June 2015: $125m; 30 June 2014: $54m; 31 December 2014: $332m), sub-standard (30 June 2015: $102m; 30 June 2014: $220m; 31 December 2014: $94m) and impaired (30 June 2015: $101m; 30 June 2014: $321m; 31 December 2014: $128m).
4	Corporate and commercial includes commercial real estate renegotiated loans of $2,547m (30 June 2014: $3,527; 31 December 2014: $2,724m) of which $656m (30 June 2014: $475m; 31 December 2014: $608m) were neither past due nor impaired, $1m (30 June 2014: $97m; 31 December 2014: $1m) were past due but not impaired and $1,890m (30 June 2014: $2,955m; 31 December 2014: $2,115m) were impaired.
5	‘Financial’ includes loans and advances to banks.
6	‘Currency translation adjustment’ is the effect of translating the results of subsidiaries and associates for the previous period at the average rates of exchange applicable in the current period.
7	Negative numbers are favourable: positive numbers are unfavourable.

Liquidity and funding

8	The most favourable metrics are a smaller advances to core funding and a larger stressed one month coverage ratio.

Market risk

9	Portfolio diversification is the market risk dispersion effect of holding a portfolio containing different risk types. It represents the reduction in unsystematic market risk that occurs when combining a number of different risk types, for example, interest rate, equity and foreign exchange, together in one portfolio. It is measured as the difference between the sum of the VaR by individual risk type and the combined total VaR. A negative number represents the benefit of portfolio diversification. As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit for these measures. For presentation purposes, portfolio diversification within the trading portfolio includes VaR-based RNIV.

HSBC HOLDINGS PLC

Capital

Capital

Capital overview	87

Movements by major driver	88

Risk-weighted assets	88

Capital	94

Leverage ratio	97

Regulatory developments	97

Our objective in the management of Group capital is to maintain appropriate levels of capital to support our business strategy and meet our regulatory and stress testing related requirements.

Capital highlights

•  Our end point CET1 ratio of 11.6% was up from 11.1% at the end of 2014 as a result of continued capital generation and RWA initiatives offset by business growth and regulatory changes.

•  Our leverage ratio remained strong at 4.9%.

Capital overview

Capital ratios

	At
	30 Jun 2015%	30 Jun 2014%	31 Dec 2014%

CRD IV end point
Common equity tier 1 ratio[1]	11.6	11.3	11.1
CRD IV transitional
Common equity tier 1 ratio[1]	11.6	11.2	10.9
Tier 1 ratio	13.4	12.3	12.5
Total capital ratio	16.3	15.4	15.6
Total regulatory capital and risk-weighted assets
	At
	30 Jun 2015 $m	30 Jun 2014 $m	31 Dec 2014 $m

CRD IV end point
Common equity tier 1 capital[1]	138,080	141,557	135,953
CRD IV transitional
Common equity tier 1 capital[1]	138,080	140,070	133,200
Additional tier 1 capital	21,346	13,813	19,539
Tier 2 capital	35,684	38,951	37,991

Total regulatory capital	195,110	192,834	190,730
Risk-weighted assets	1,193,154	1,248,572	1,219,765

For footnotes, see page 100.

Our approach to managing Group capital is designed to ensure that we exceed current regulatory requirements and that we respect the payment priority of our capital providers. Throughout the first half of 2015, we complied with the PRA’s regulatory capital adequacy requirements, including those relating to stress testing. We are also well placed to meet our expected future capital requirements.

We continue to manage Group capital to meet a medium-term target for return on equity of more than 10% by 2017. This is modelled on a CET1 ratio on an end point basis in the range of 12% to 13%, which takes into account known and quantifiable end point CET1 requirements including a regulatory and management buffer of 1.5-2.5%, based on our estimate of the additional CET1 we will need to hold to cover the new time-varying buffers and other factors. It will be kept under review as clarity in respect of future regulatory developments continues to improve.

Capital and RWAs are calculated and presented on the Group’s interpretation of final CRD IV legislation and the PRA’s final rules as set out in the PRA Rulebook.

We continue to exceed the PRA’s current requirements in relation to capital ratios for major UK banks and building societies.

Despite the rules published to date, there remains continued uncertainty around the amount of capital that UK banks will be required to hold. While there is emerging clarity around the interaction of the capital buffers and the PRA’s Pillar 2 framework, uncertainty remains around the broader capital framework, including Basel revisions to the RWA framework, capital floors, global systemically important bank (‘G-SIB’) developments and total loss absorbing capacity (‘TLAC’) requirements. Furthermore, there remain a number of draft and unpublished European Banking Authority (‘EBA’) regulatory and implementing technical standards due in 2015.

A summary of our policies and practices regarding capital management, measurement and allocation is provided on page 257 of the Annual Report and Accounts 2014.

HSBC HOLDINGS PLC

Capital (continued)

Movements by major driver

Capital and RWA movements by major driver – CRD IV end point basis

	Common equity tier 1 capital $bn	RWAs $bn

CRD IV end point basis at 1 January 2015	136.0	1,219.8
Capital generation from profit	5.6
– consolidated profits attributable to shareholders of the parent company (including regulatory adjustments) Of which $1.4bn gain on the partial sale of our shareholding in Industrial Bank including fair value gains reclassified to the income statement	8.2
– dividends net of scrip[2,3]	(0.7)
– second interim dividend[2] net of planned scrip	(1.9)
Further impact on partial sale of shareholding in Industrial Bank including fair value gains reclassified to the income statement and lower allowable non-controlling interests	(3.6)
Regulatory changes		5.8
RWA initiatives		(50.3)
Business growth including associates		30.0
Foreign currency translation differences[4]	(1.8)	(14.2)
Other movements	1.9	2.1

CRD IV end point basis at 30 June 2015	138.1	1,193.2

For footnotes, see page 100.

Capital generation from profits contributed $5.6bn to CET1 capital, being profits attributable to shareholders of the parent company after regulatory adjustment for own credit spread, debit valuation adjustment and deconsolidation of insurance entities and net of dividends including the foreseeable second interim dividend after planned scrip. This also included the benefit of a higher fourth interim dividend scrip take-up and fair value gains reclassified to the income statement from the partial sale of our shareholding in Industrial Bank.

At our Investor Update we announced that we plan to significantly reduce Group RWAs by the end of 2017 and redeploy them to support higher returning areas. A number of internal programmes have been established to drive and manage these plans. RWAs reduced in the period, driven by RWA initiatives and foreign currency translation differences. The reduction was largely offset by business growth, principally in CMB and Global Banking across Asia, Europe and North America and business growth in our associate BoCom.

These initiatives included accelerated reduction of GB&M legacy assets of $14.1bn from both the disposal of securitisation positions and the unwinding of other securitisation transactions. In both GB&M and CMB, more detailed mapping within RWA calculations and improved recognition of collateral and netting, reduced RWAs by $12.6bn and $6.1bn, respectively. The partial sale of our shareholding in Industrial Bank reduced RWAs by $12.3bn. In addition, the continued reduction of RBWM’s US CML run-off portfolio reduced RWAs by $5.2bn.

Risk-weighted assets

RWAs by risk type

	At
	30 Jun 2015 $bn	30 Jun 2014 $bn	31 Dec 2014 $bn

Credit risk	935.1	966.0	955.3
– standardised approach	348.5	350.9	356.9
– IRB foundation approach	23.3	15.5	16.8
– IRB advanced approach	563.3	599.6	581.6

Counterparty credit risk	83.7	101.4	90.7
– standardised approach	24.3	30.6	25.2
– advanced approach	59.4	70.8	65.5

Market risk	56.6	63.1	56.0
– internal model based	46.5	49.5	44.6
– standardised approach	10.1	13.6	11.4

Operational risk	117.8	118.1	117.8
	1,193.2	1,248.6	1,219.8

Of which: Run-off portfolios	79.9	121.6	99.2
– legacy credit in GB&M	30.0	52.7	44.1
– US CML and Other	49.9	68.9	55.1

HSBC HOLDINGS PLC

Capital (continued)

RWAs by global businesses

	At
	30 Jun 2015 $bn	30 Jun 2014 $bn	31 Dec 2014 $bn

Retail Banking and Wealth Management[5]	204.6	225.4	207.2
Commercial Banking[5]	439.6	422.5	430.3
Global Banking and Markets	491.0	537.3	516.1
Global Private Banking	21.1	22.1	20.8
Other	36.9	41.3	45.4
	1,193.2	1,248.6	1,219.8

RWAs by geographical regions6

	At
	30 Jun 2015 $bn	30 Jun 2014 $bn	31 Dec 2014 $bn

Europe	369.5	393.6	375.4
Asia	487.4	481.1	499.8
Middle East and North Africa	63.1	62.7	63.0
North America	215.7	236.9	221.4
Latin America	82.3	96.8	88.8
	1,193.2	1,248.6	1,219.8

For footnotes, see page 100.

Credit risk RWAs

Credit risk exposure – RWAs by geographical region

	Europe $bn	Asia $bn	MENA $bn	North America $bn	Latin America $bn	Total $bn

IRB approach	204.0	216.2	15.5	139.4	11.5	586.6
– IRB advanced approach	186.0	216.2	10.2	139.4	11.5	563.3
– IRB foundation approach	18.0	–	5.3	–	–	23.3
Standardised approach	50.7	177.7	38.6	32.5	49.0	348.5

RWAs at 30 June 2015	254.7	393.9	54.1	171.9	60.5	935.1

IRB approach	222.6	209.9	15.3	155.3	12.0	615.1
– IRB advanced approach	211.2	209.9	11.2	155.3	12.0	599.6
– IRB foundation approach	11.4	–	4.1	–	–	15.5

Standardised approach	46.9	174.3	39.0	30.7	60.0	350.9

RWAs at 30 June 2014	269.5	384.2	54.3	186.0	72.0	966.0

IRB approach	216.1	213.1	15.6	142.0	11.6	598.4
– IRB advanced approach	203.3	213.1	11.6	142.0	11.6	581.6
– IRB foundation approach	12.8	–	4.0	–	–	16.8
Standardised approach	47.1	186.0	39.0	29.6	55.2	356.9
RWAs at 31 December 2014	263.2	399.1	54.6	171.6	66.8	955.3

Credit risk exposure – RWAs by global businesses

	Principal[5] RBWM $bn	US run-off portfolio $bn	Total RBWM $bn	CMB[5] $bn	GB&M $bn	GPB $bn	Other $bn	Total $bn

IRB approach	60.1	42.6	102.7	225.6	234.8	9.5	14.0	586.6
– IRB advanced approach	60.1	42.6	102.7	210.6	227.8	9.4	12.8	563.3
– IRB foundation approach	–	–	–	15.0	7.0	0.1	1.2	23.3
Standardised approach	59.8	4.3	64.1	181.9	72.0	7.7	22.8	348.5
RWAs at 30 June 2015	119.9	46.9	166.8	407.5	306.8	17.2	36.8	935.1

IRB approach	60.5	60.6	121.1	213.2	256.4	11.2	13.2	615.1
– IRB advanced approach	60.5	60.6	121.1	206.0	249.5	11.1	11.9	599.6
– IRB foundation approach	–	–	–	7.2	6.9	0.1	1.3	15.5
Standardised approach	60.0	5.5	65.5	177.5	73.6	6.5	27.8	350.9
RWAs at 30 June 2014	120.5	66.1	186.6	390.7	330.0	17.7	41.0	966.0

HSBC HOLDINGS PLC

Capital (continued)

	Principal[5] RBWM $bn	US run-off portfolio $bn	Total RBWM $bn	CMB[5] $bn	GB&M $bn	GPB $bn	Other $bn	Total $bn

IRB approach	56.1	47.3	103.4	217.2	255.6	10.2	12.0	598.4
– IRB advanced approach	56.1	47.3	103.4	209.2	248.1	10.0	10.9	581.6
– IRB foundation approach	–	–	–	8.0	7.5	0.2	1.1	16.8
Standardised approach	61.2	4.8	66.0	181.0	70.1	6.6	33.2	356.9
RWAs at 31 December 2014	117.3	52.1	169.4	398.2	325.7	16.8	45.2	955.3

Credit risk RWAs are calculated using three approaches as permitted by the PRA. For consolidated Group reporting we have adopted the advanced IRB approach for the majority of our business, with a small proportion being on the foundation IRB approach and the remaining portfolios on the standardised approach.

RWA movement by geographical regions by key driver – credit risk – IRB only7

	Europe $bn	Asia $bn	MENA $bn	North America $bn	Latin America $bn	Total $bn

RWAs at 1 January 2015	216.1	213.1	15.6	142.0	11.6	598.4
Foreign currency movement	(0.8)	(2.2)	(0.4)	(1.8)	(1.0)	(6.2)
Acquisitions and disposals	(12.1)	–	–	–	–	(12.1)
Book size	3.6	8.8	(0.6)	1.3	(0.8)	12.3
Book quality	(5.0)	(3.1)	(0.2)	(0.6)	1.7	(7.2)
Model updates	1.6	(1.7)	–	–	–	(0.1)
Methodology and policy	0.6	1.3	1.1	(1.5)	–	1.5
– internal updates	(2.0)	(0.7)	1.0	(1.5)	–	(3.2)
– external updates – regulatory	2.6	2.0	0.1	–	–	4.7

Total RWA movement	(12.1)	3.1	(0.1)	(2.6)	(0.1)	(11.8)

RWAs at 30 June 2015	204.0	216.2	15.5	139.4	11.5	586.6

RWAs at 1 January 2014	166.9	182.9	15.0	161.5	8.5	534.8
Foreign currency movement	4.9	0.8	(0.2)	(0.1)	(0.4)	5.0
Acquisitions and disposals	(2.3)	–	(0.5)	(2.6)	(0.1)	(5.5)
Book size	3.0	13.0	(0.2)	(0.5)	1.9	17.2
Book quality	(1.7)	0.7	0.7	(2.3)	0.4	(2.2)
Model updates	14.9	0.3	–	(5.1)	–	10.1
Methodology and policy	36.9	12.2	0.5	4.4	1.7	55.7
– internal updates	(9.8)	(5.6)	(0.2)	(2.6)	(0.1)	(18.3)
– external updates – regulatory	2.2	6.7	(0.2)	0.7	0.1	9.5
– CRD IV impact	37.0	5.7	0.4	4.9	0.2	48.2
– NCOA moving from STD to IRB	7.5	5.4	0.5	1.4	1.5	16.3

Total RWA movement	55.7	27.0	0.3	(6.2)	3.5	80.3

RWAs at 30 June 2014	222.6	209.9	15.3	155.3	12.0	615.1

RWAs at 1 July 2014	222.6	209.9	15.3	155.3	12.0	615.1
Foreign currency movement	(16.5)	(4.8)	–	(2.3)	(1.5)	(25.1)
Acquisitions and disposals	(1.2)	–	(0.2)	(1.6)	–	(3.0)
Book size	8.4	6.5	2.0	3.4	0.1	20.4
Book quality	0.2	(0.7)	(1.5)	(8.0)	1.0	(9.0)
Model updates	4.5	–	–	(1.0)	–	3.5
Methodology and policy	(1.9)	2.2	–	(3.8)	–	(3.5)
– internal updates	(1.9)	0.4	–	(3.8)	–	(5.3)
– external updates – regulatory	–	1.8	–	–	–	1.8
– CRD IV impact	–	–	–	–	–	–
– NCOA moving from STD to IRB	–	–	–	–	–	–

Total RWA movement	(6.5)	3.2	0.3	(13.3)	(0.4)	(16.7)

RWAs at 31 December 2014	216.1	213.1	15.6	142.0	11.6	598.4

HSBC HOLDINGS PLC

Capital (continued)

RWA movement by global businesses by key driver – credit risk – IRB only7

	Principal RBWM [5]	US run-off portfolio	Total RBWM	CMB[5]	GB&M	GPB	Other	Total
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn

RWAs at 1 January 2015	56.1	47.3	103.4	217.2	255.6	10.2	12.0	598.4
Foreign currency movement	(0.5)	–	(0.5)	(2.7)	(2.8)	–	(0.2)	(6.2)
Acquisitions and disposals	–	–	–	–	(12.1)	–	–	(12.1)
Book size	1.6	(2.7)	(1.1)	9.0	2.6	(0.2)	2.1	12.4
Book quality	(1.5)	(2.3)	(3.8)	2.0	(5.6)	–	0.1	(7.3)
Model updates	–	–	–	1.6	(1.7)	–	–	(0.1)
Methodology and policy	4.4	0.3	4.7	(1.5)	(1.2)	(0.5)	–	1.5
– internal updates	2.4	0.3	2.7	(1.5)	(3.9)	(0.5)	–	(3.2)
– external updates – regulatory	2.0	–	2.0	–	2.7	–	–	4.7

Total RWA movement	4.0	(4.7)	(0.7)	8.4	(20.8)	(0.7)	2.0	(11.8)

RWAs at 30 June 2015	60.1	42.6	102.7	225.6	234.8	9.5	14.0	586.6

RWAs at 1 January 2014	58.5	72.6	131.1	189.4	198.5	10.6	5.2	534.8
Foreign currency movement	0.5	–	0.5	2.2	2.1	0.2	–	5.0
Acquisitions and disposals	–	–	–	–	(5.5)	–	–	(5.5)
Book size	1.2	(3.4)	(2.2)	11.6	8.5	(0.4)	(0.3)	17.2
Book quality	(1.8)	(4.0)	(5.8)	2.8	0.7	(0.3)	0.4	(2.2)
Model updates	0.1	(4.9)	(4.8)	9.3	5.3	0.3	–	10.1
Methodology and policy	2.0	0.3	2.3	(2.1)	46.8	0.8	7.9	55.7
– internal updates	(2.6)	–	(2.6)	(5.5)	(9.9)	(0.3)	–	(18.3)
– external updates – regulatory	–	–	–	2.5	6.3	0.5	0.2	9.5
– CRD IV impact	–	–	–	(0.7)	48.6	0.2	0.1	48.2
– NCOA moving from STD to IRB	4.6	0.3	4.9	1.6	1.8	0.4	7.6	16.3

Total RWA movement	2.0	(12.0)	(10.0)	23.8	57.9	0.6	8.0	80.3

RWAs at 30 June 2014	60.5	60.6	121.1	213.2	256.4	11.2	13.2	615.1

RWAs at 1 July 2014	60.5	60.6	121.1	213.2	256.4	11.2	13.2	615.1
Foreign currency movement	(3.1)	–	(3.1)	(10.9)	(10.2)	(0.4)	(0.5)	(25.1)
Acquisitions and disposals	–	–	–	–	(2.7)	–	(0.3)	(3.0)
Book size	0.7	(3.5)	(2.8)	11.5	12.6	(0.1)	(0.8)	20.4
Book quality	(3.9)	(4.6)	(8.5)	–	(0.9)	–	0.4	(9.0)
Model updates	0.5	(1.3)	(0.8)	2.9	1.7	(0.3)	–	3.5
Methodology and policy	1.4	(3.9)	(2.5)	0.5	(1.3)	(0.2)	–	(3.5)
– internal updates	(0.4)	(3.9)	(4.3)	0.5	(1.3)	(0.2)	–	(5.3)
– external updates – regulatory	1.8	–	1.8	–	–	–	–	1.8
– CRD IV impact	–	–	–	–	–	–	–	–
– NCOA moving from STD to IRB	–	–	–	–	–	–	–	–

Total RWA movement	(4.4)	(13.3)	(17.7)	4.0	(0.8)	(1.0)	(1.2)	(16.7)

RWAs at 31 December 2014	56.1	47.3	103.4	217.2	255.6	10.2	12.0	598.4

Standardised approach

For portfolios treated under the standardised approach, credit risk RWAs decreased by $8.4bn of which $8.0bn was due to foreign currency movements. Credit risk RWAs decreased by $12.3bn due to the partial sale of our investment in Industrial Bank as recorded in ‘Other’.

Business growth in North America, Europe and Middle East and Asia increased RWAs by $11.0bn.

RWA initiatives in CMB and GB&M resulted in an overall decrease in RWAs of $2.2bn across Middle East and Latin America.

Additionally, internal updates in CMB and GB&M relating to the reclassification of corporate exposures from the IRB to the standardised approach resulted in an increase in RWAs of $3.0bn on the standardised approach and a decline in the IRB approach of $2.6bn.

RWA increased by $0.8bn due to deferred tax assets.

Internal ratings-based approach

For portfolios treated under the IRB approach, credit risk RWAs decreased by $11.8bn of which $6.2bn was due to foreign currency movements driven by the deterioration of a range of currencies including euro against US dollar.

HSBC HOLDINGS PLC

Capital (continued)

Acquisitions and disposals

The continued disposal of legacy securitisation positions and the unwinding of other securitisation transactions in GB&M resulted in a decrease in RWAs of $12.1bn in Europe.

Book size

Business growth from higher term lending to corporate customers and institutions in CMB and GB&M in Asia, North America and Europe increased RWAs by $16.6bn. This was partially offset by RWA initiatives in Europe including a reduction in net current account balances which decreased RWAs by $2.2bn, and the run-down of legacy securitisation positions lowering RWAs by $3.6bn.

In North America, in RBWM, continued run-off of the US CML retail mortgage portfolios resulted in an RWA reduction of $2.7bn in book size. This was partially offset by growth in retail lending in Asia and Europe of $1.6bn.

Book quality

In GB&M, there were favourable movements in average customer credit quality in the corporate portfolio in Asia and Europe which decreased RWAs by $5.7bn, offset by credit quality deterioration in North America which increased RWAs by $1.6bn. In addition, improving economic stability in Asia resulted in an upgrade to the internal credit risk rating of sovereigns which decreased RWAs by $0.6bn, offset by internal sovereign downgrades in Latin America which increased RWAs by $1.1bn. RWA initiatives relating to the execution of a netting agreement reduced RWAs by $1.3bn in Europe.

In CMB, change in the average credit quality of the portfolio and model recalibrations resulted in an RWA increase of $3.2bn across Europe, North America, Middle East and Latin America, offset by credit quality improvements in Asia which reduced RWAs by $1.1bn.

RWAs reduced by $2.3bn in the US run-off portfolio in book quality as a result of exposures moving to default combined with continued improvements in the credit quality of the residual performing book.

Credit quality improvements in Principal RBWM related primarily to favourable shifts in portfolio quality in mortgages and revolving credit which reduced RWAs in Europe by $1.5bn.

Model updates

In CMB, selected portfolios in Europe were migrated from the advanced IRB approach to the foundation IRB approach, as a result of a change in permission, increasing RWAs by $1.6bn.

In GB&M, the update of the Sovereign PD model decreased RWAs by $1.8bn in Asia.

Methodology and policy changes

RWA initiatives in GB&M and CMB, consisting of improvements in asset classification and recognition of guarantees, resulted in a decrease in RWAs by $3.1bn across Europe, Asia and North America.

Internal updates in CMB and GB&M relating to the reclassification of corporate exposures to the standardised methodology resulted in a decrease in IRB RWAs of $2.6bn and a net increase of $0.4bn in overall RWAs.

This was partially offset by the application of a scaling factor to the securitisation positions risk-weighted at 1,250%, increasing RWAs by $2.1bn.

In Principal RBWM, the further application of a regulator mandated risk-weight floor on residential mortgages in Hong Kong resulted in an increase in RWAs of $2.0bn. Additionally a change in the methodology in the calculation of defaulted mortgage exposures resulted in an increase in RWAs of $2.0bn in Europe which was offset by a reduction in the capital deduction for expected loss in the calculation of regulatory capital.

Counterparty credit risk and market risk RWAs

Counterparty credit risk RWAs

	At
	30 Jun	30 Jun	31 Dec
	2015	2014	2014
	$bn	$bn	$bn

Advanced approach	59.4	70.8	65.5
– CCR IRB approach	55.9	65.2	62.0
– credit valuation adjustment	3.5	5.6	3.5

Standardised approach	24.3	30.6	25.2
– CCR standardised approach	5.2	3.9	4.4
– credit valuation adjustment	16.6	22.2	18.0
– central counterparty	2.5	4.5	2.8

	83.7	101.4	90.7

HSBC HOLDINGS PLC

Capital (continued)

RWA movement by key driver – counterparty credit risk – advanced approach

	Half-year to
	30 June	30 June	31 December
	2015	2014	2014
	$bn	$bn	$bn

RWAs at beginning of period	65.5	42.2	70.8

Book size	(3.0)	3.2	(1.6)
Book quality	(0.6)	(0.3)	(0.3)
Model updates	–	2.2	(2.1)
Methodology and policy	(2.5)	23.5	(1.3)
– internal regulatory updates	(2.5)	(1.0)	(2.8)
– external regulatory updates	–	7.5	1.5
– CRD IV impact	–	17.0	–

Total RWA movement	(6.1)	28.6	(5.3)

RWAs at end of period	59.4	70.8	65.5

Counterparty credit risk RWAs decreased by $7.0bn, of which $6.1bn related to the advanced approach.

Standardised approach

RWA under the standardised approach reduced by $0.9bn. The main driver was a RWA initiative consisting of increased level of detail in counterparty mappings leading to additional CVA exemptions.

Advanced approach

Book size

The decrease was driven mainly by a combination of reduced portfolio size following trade maturities, RWA initiatives, mainly trade compressions, and reducing mark to markets of over-the-counter derivatives, most notably in Asian and North American portfolios.

Methodology and policy changes

The decrease in RWAs from internal methodology updates was mainly driven by RWA initiatives consisting of more efficient allocation of collateral, mostly in North America, and refinement of transaction and counterparty static data used to calculate exposures and risk weights in the derivative portfolios globally.

Market risk RWAs

	At
	30 Jun	30 Jun	31 Dec
	2015	2014	2014
	$bn	$bn	$bn

Internal model based	46.5	49.5	44.6
– VaR	7.2	5.6	7.3
– stressed VaR	10.4	7.8	10.4
– incremental risk charge	21.0	24.9	20.1
– comprehensive risk measure	–	2.0	–
– other VaR and stressed VaR	7.9	9.2	6.8

Standardised approach	10.1	13.6	11.4
	56.6	63.1	56.0
RWA movement by key driver – market risk – internal model based
	Half-year to
	30 June	30 June	31 December
	2015	2014	2014
	$bn	$bn	$bn

RWAs at beginning of period	44.6	52.2	49.5
Acquisitions and disposals	–	–	(2.2)
Movement in risk levels	2.7	0.9	(5.1)
Model updates	–	–	–
Methodology and policy	(0.8)	(3.6)	2.4
– internal updates	(0.8)	0.5	(4.3)
– external updates – regulatory	–	(4.1)	6.7

Total RWA movement	1.9	(2.7)	(4.9)

RWAs at end of period	46.5	49.5	44.6

HSBC HOLDINGS PLC

Capital (continued)

Total market risk RWAs remained relatively stable during the first half of the year, increasing marginally by $0.6bn.

Standardised approach

Market risk RWA movements in portfolios not within the scope of modelled approaches reflected a decrease of $1.3bn, mainly related to the reduction in securitisation positions held within the trading book.

Internal Model based

Movement in Risk Levels

Movements relating to changes in risk levels reflected an increase in capital requirements arising from internal models due to the net effect of position management and increased market volatility mainly in European markets.

Methodology and policy changes

The movements in ‘Methodology and policy’ relate to an internal scenario refinement within the risk not in VaR (‘RNIV’) equity correlation risk model.

Capital

Source and application of total regulatory capital

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m

Movement in total regulatory capital
Opening common equity tier 1 capital on a transitional basis[8]	133,200	131,233	140,070
Transitional adjustments	2,753
– Unrealised gains arising from revaluation of property	1,375
– Unrealised gains in available-for-sale debt and equities	1,378
Opening common equity tier 1 capital on an end point basis[1,8]	135,953
Contribution to common equity tier 1 capital from profit for the period	8,151	9,432	3,246
– consolidated profits attributable to shareholders of the parent company	9,618	9,746	3,942
– removal of own credit spread net of tax	(568)	202	(530)
– debit valuation adjustment	(121)	97	157
– deconsolidation of insurance entities and SPE entities	(778)	(613)	(323)

Net dividends including foreseeable net dividends[2]	(2,562)	(2,329)	(5,212)
– update for actual dividends and scrip take-up	1,255	1,108	(15)
– first interim dividend net of scrip	(1,875)	(1,766)
– second foreseeable interim dividend net of planned scrip	(1,942)	(1,671)
– third interim dividend net of scrip			(1,835)
– fourth foreseeable interim dividend net of planned scrip			(3,362)

Decrease in goodwill and intangible assets deducted[4]	(81)	237	159
Ordinary shares issued	9	14	253
Foreign currency translation differences[4]	(1,838)	444	(6,634)
Unrealised gains arising from revaluation of property		(65)	(29)
Unrealised gains in available-for-sale debt and equities		(141)	(1,237)
Other, including regulatory adjustments	(1,552)	1,245	2,584

Closing common equity tier 1 capital	138,080	140,070	133,200

Opening additional tier 1 capital on a transitional basis[8]	19,539	14,408	13,813
Movement in additional tier 1 securities	1,190	(500)	5,461
– new issuance	2,459	–	5,681
– grandfathering adjustments	(1,269)	(500)	(220)
Other, including regulatory adjustments	617	(95)	265

Closing tier 1 capital on a transitional basis	159,426	153,883	152,739

Opening tier 2 capital on a transitional basis[8]	37,991	35,538	38,951
Movement in tier 2 securities	(2,198)	3,450	(1,036)
– new issuance	1,680	3,500	–
– grandfathering adjustments	(2,997)	–	–
– foreign currency translation differences	(410)	105	(1,171)
– other movements	(471)	(155)	135
Other, including regulatory adjustments	(109)	(37)	76
Closing total regulatory capital on a transitional basis	195,110	192,834	190,730

For footnotes, see page 100.

HSBC HOLDINGS PLC

Capital (continued)

Composition of regulatory capital

	At
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m

Common equity tier 1 capital
Shareholders’ equity	167,374	173,453	166,617
– shareholders’ equity per balance sheet[9]	192,427	190,281	190,447
– foreseeable interim dividend[2]	(1,942)	(1,671)	(3,362)
– preference share premium	(1,405)	(1,405)	(1,405)
– other equity instruments	(13,991)	(5,851)	(11,532)
– deconsolidation of special purpose entities[10]	(243)	(686)	(323)
– deconsolidation of insurance entities	(7,472)	(7,215)	(7,208)

Non-controlling interests	3,579	3,792	4,640
– non-controlling interests per balance sheet	8,955	8,441	9,531
– preference share non-controlling interests	(2,106)	(2,153)	(2,127)
– non-controlling interests transferred to tier 2 capital	–	(487)	(473)
– non-controlling interests in deconsolidated subsidiaries	(911)	(824)	(851)
– surplus non-controlling interest disallowed in CET1	(2,359)	(1,185)	(1,440)

Regulatory adjustments to the accounting basis	(2,660)	(1,072)	(3,556)
– own credit spread[11]	184	1,314	767
– debit valuation adjustment	(318)	(354)	(197)
– defined benefit pension fund adjustment	(2,583)	(2,301)	(4,069)
– cash flow hedging reserve	57	269	(57)

Deductions	(30,213)	(34,616)	(31,748)
– goodwill and intangible assets	(21,397)	(24,752)	(22,475)
– deferred tax assets that rely on future profitability (excludes those arising from temporary differences)	(859)	(945)	(1,036)
– additional valuation adjustment (referred to as PVA)	(1,177)	(1,688)	(1,341)
– investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives and index stock)	(990)	(904)	(1,083)
– negative amounts resulting from the calculation of expected loss amounts	(5,790)	(6,327)	(5,813)

Common equity tier 1 capital on an end point basis	138,080	141,557	135,953

Tier 1 and tier 2 capital on a transitional basis
Common equity tier 1 capital on an end point basis	138,080	141,557	135,953
Transitional adjustments	–	(1,487)	(2,753)
– unrealised gains arising from revaluation of property	–	(1,346)	(1,375)
– unrealised gains in available-for-sale debt and equities	–	(141)	(1,378)

Common equity tier 1 capital on a transitional basis	138,080	140,070	133,200

Other tier 1 capital before deductions	21,449	13,977	19,687
– preference share premium	1,015	1,160	1,160
– preference share non-controlling interests	1,711	1,955	1,955
– allowable non-controlling interest in AT1	1,456	635	884
– hybrid capital securities	17,267	10,227	15,688

Deductions	(103)	(164)	(148)
– unconsolidated investments[12]	(103)	(164)	(148)

Tier 1 capital on a transitional basis	159,426	153,883	152,739

Tier 2 capital on a transitional basis
Total qualifying tier 2 capital before deductions	35,924	39,197	38,213
– allowable non-controlling interest in tier 2	8	47	99
– perpetual subordinated debt	1,941	2,218	2,218
– term subordinated debt	33,975	36,692	35,656
– non-controlling interests in tier 2 capital	–	240	240
Total deductions other than from tier 1 capital	(240)	(246)	(222)
– unconsolidated investments[12]	(240)	(246)	(222)

Total regulatory capital on a transitional basis	195,110	192,834	190,730

For footnotes, see page 100.

HSBC HOLDINGS PLC

Capital (continued)

Reconciliation of regulatory capital from transitional basis to an estimated CRD IV end point basis

	At
	30 June	30 June	31 December
	2015	2014	2014
	$m	$m	$m

Common equity tier 1 capital on a transitional basis	138,080	140,070	133,200
Unrealised gains arising from revaluation of property	–	1,346	1,375
Unrealised gains in available-for-sale debt and equities	–	141	1,378

Common equity tier 1 capital on an end point basis	138,080	141,557	135,953

Additional tier 1 capital on a transitional basis	21,346	13,813	19,539
Grandfathered instruments:
Preference share premium	(1,015)	(1,160)	(1,160)
Preference share non-controlling interests	(1,711)	(1,955)	(1,955)
Hybrid capital securities	(9,127)	(10,227)	(10,007)
Transitional provisions:
Allowable non-controlling interest in AT1	(1,282)	(231)	(487)
Unconsolidated investments	103	164	148

Additional tier 1 capital on an end point basis	8,314	404	6,078

Tier 1 capital on an end point basis	146,394	141,961	142,031
Tier 2 capital on a transitional basis	35,684	38,951	37,991
Grandfathered instruments:
Perpetual subordinated debt	(1,941)	(2,218)	(2,218)
Term subordinated debt	(19,033)	(21,513)	(21,513)
Transitional provisions:
Non-controlling interest in tier 2 capital	–	(240)	(240)
Allowable non-controlling interest in tier 2	14	190	396
Unconsolidated investments	(103)	(164)	(148)

Tier 2 capital on an end point basis	14,621	15,006	14,268

Total regulatory capital on an end point basis	161,015	156,967	156,299

The capital position presented on a CRD IV transitional basis follows the CRD IV legislation as implemented in the PRA Rulebook.

The effects of draft EBA technical standards are not generally captured in our numbers. These could have additional effects on our capital position and RWAs.

While CRD IV allows for the majority of regulatory adjustments and deductions from CET1 to be implemented on a gradual basis from 1 January 2014 to 1 January 2018, the PRA has largely decided not to make use of these transitional provisions. From 1 January 2015, unrealised gains on investment property and available-for-sale securities are to be recognised in CET1 capital. As a result, our end point and transitional CET1 capital and ratios are now aligned. Transitional provisions, however, continue to apply for additional tier 1 and tier 2 capital.

For additional tier 1 and tier 2 capital, the PRA followed the transitional provisions timing as set out in CRD IV to apply the necessary regulatory adjustments and deductions, the effect of which is being phased in at 20% per annum from 1 January 2014 to 1 January 2018.

Non-CRD IV compliant additional tier 1 and tier 2 instruments also benefit from a grandfathering period. This progressively reduces the eligible amount by 10% annually following an initial reduction of 20% on 1 January 2014 until they are fully phased out by 1 January 2022.

Under CRD IV, as implemented in the UK, banks are required to meet a minimum CET1 ratio of 4.5% of RWAs and a minimum tier 1 ratio of 6% of RWAs (from 1 January 2015), and a total capital ratio of 8% of RWAs. In addition to the Pillar 1 minimum ratios, the PRA sets Pillar 2A capital requirements which together are considered the minimum level of regulatory capital to be maintained at all times. Pillar 2A is to be met at least with 56% CET1 capital and the remaining with non-common equity capital.

Alongside CRD IV requirements, from 1 July 2014, the PRA expects major UK banks and building societies to meet a 7% CET1 ratio using the CRD IV end point definition. Going forward, as the grandfathering provisions fall away, we intend to meet these regulatory minima in an economically efficient manner by issuing non-common equity capital as necessary. At 30 June 2015, we had issued $23.1bn of CRD IV compliant non-common equity capital instruments, of which $1.7bn of tier 2 and $2.5bn of additional tier 1 were issued during the first half of 2015. At 30 June 2015, we also had $32.8bn of non-common equity capital instruments qualifying as eligible capital under CRD IV by virtue of the application of the grand-fathering provisions, after applying a 30% reduction as outlined above.

HSBC HOLDINGS PLC

Capital (continued)

Leverage ratio

Estimated leverage ratio

	EU Delegated Act basis at		Basel III 2014 basis at
	30 June 2015	31 December 2014	30 June 2014
	$bn	$bn	$bn

Total assets per accounting balance sheet	2,572	2,634	2,754
Deconsolidation of insurance/other entities	(103)	(102)	(107)
Consolidation of banking associates	206	194	186

Total assets per regulatory/accounting balance sheet	2,675	2,726	2,833
Adjustment to reverse netting of loans and deposits allowable under IFRS	37	38	98
Reversal of accounting values:	(476)	(525)	(498)
– derivatives	(298)	(345)	(270)
– repurchase agreement and securities finance	(178)	(180)	(228)

Replaced with regulatory values:
Derivatives:	168	166	199
– mark-to-market value	70	81	60
– deductions of receivables assets for cash variation margin	(67)	(82)	(55)
– add-on amounts for potential future exposure	143	148	166
– exposure amount resulting from the additional treatment for written credit derivatives	22	19	28

Repurchase agreement and securities finance:	187	188	237
– gross securities financing transactions assets	246	269	314
– netted amounts of cash payables and cash receivables of gross securities financing transactions assets	(68)	(89)	(86)
– measurement of counterparty risk	9	8	9

Addition of off balance sheet commitments and guarantees:	399	396	445
– guarantees and contingent liabilities	68	67	80
– commitments	322	321	356
– other	9	8	9

Exclusion of items already deducted from the capital measure	(33)	(36)	(37)

Exposure measure after regulatory adjustments	2,957	2,953	3,277

Tier 1 capital under CRD IV (end point)	146	142	142
Estimated leverage ratio (end point)	4.9%	4.8%	4.3%

In January 2015, the PRA issued a letter setting out the approach to be taken for calculating the leverage ratio for 2014 year end disclosures. While the numerator continues to be calculated using the final CRD IV end point tier 1 capital definition, the exposure measure is calculated based on the EU delegated act (rather than the Basel 2014 definition disclosed in the Interim Report 2014).

The basis of preparation for the leverage ratio can be found on page 261 of the Annual Report and Accounts 2014. The basis of preparation for the June 2014 comparative can be found on page 198 in the Interim Report 2014.

Regulatory developments

Regulatory capital buffers

CRD IV establishes a number of capital buffers, to be met with CET1 capital, broadly aligned with the Basel III framework. CRD IV suggests that these will be phased in from 1 January 2016, subject to national discretion.

Automatic restrictions on capital distributions apply if a bank’s CET1 capital falls below the level of its CRD IV combined buffer. The CRD IV combined buffer is defined as the total of the capital conservation buffer (‘CCB’), the countercyclical capital buffer (‘CCyB’), the global systemically important institutions (‘G-SII’s) buffer and the systemic risk buffer (‘SRB’) as these become applicable.

Under the revised Pillar 2 framework, the PRA has introduced a PRA buffer, the use of which will not result in automatic restrictions on capital distributions. However, the PRA expects firms not to meet the CRD IV buffers with any CET1 capital maintained to meet its individual capital guidance (‘ICG’).

In June 2015, the Financial Policy Committee (‘FPC’) maintained a 0% CCyB rate for UK exposures and recognised the 1.5% CCyB rates introduced by Norway and Sweden, which are to become effective from June 2016. The FPC had also previously recognised the 1% CCyB rates introduced by both these countries to become effective from October 2015. In March 2015, the FPC further stated that the PRA would reciprocate the HKMA CCyB rate of 0.625% to be applied to Hong Kong exposures from January 2016. In accordance with UK legislation and the PRA’s supervisory statement PS 3/14, this rate will directly apply to the calculation of our institution-specific CCyB rate from 1 January 2016.

The institution-specific CCyB rate for the Group is based on the weighted average of the CCyB rates that apply in the jurisdictions where relevant credit exposures are located. Currently the Group’s institution-specific CCyB is zero.

Further details of the aforementioned CRD IV buffers are set out on page 252 of the Annual Report and Accounts 2014.

HSBC HOLDINGS PLC

Capital (continued)

Pillar 2 and the ‘PRA buffer’

Under the Pillar 2 framework, banks are already required to hold capital in respect of the internal capital adequacy assessment and supervisory review which leads to a final determination by the PRA of ICG under Pillar 2A and Pillar 2B. Pillar 2A was previously met by total capital but, since 1 January 2015, in accordance with the PRA supervisory statement SS5/13, is expected to be met with at least 56% CET1.

The Pillar 2A requirement is a point in time assessment of the amount of capital the PRA considers that a bank should hold to meet the overall financial adequacy rule. It is therefore subject to change pending annual assessment and the supervisory review process. During 2014, our Pillar 2A requirement amounted to 1.5% of RWAs. In February 2015, this was revised to 2.0% of RWAs, of which 1.1% is expected to be met by CET1 with immediate effect.

In July 2015, the PRA published a final policy statement PS17/15, setting out revisions to the Pillar 2 Framework. The revised framework is to become effective from 1 January 2016. The PRA statement of policy sets out the methodologies that the PRA will use to inform its setting of firms’ Pillar 2 capital requirements, including new approaches for determining Pillar 2 requirements for credit risk, operational risk, credit concentration risk and pension obligation risk.

As is set out in the revised PRA supervisory statement SS31/15, the PRA will also introduce a PRA buffer which is to replace the capital planning buffer (‘CPB’), under Pillar 2B. This is to be met in the form of CET1 capital. The PRA buffer will avoid duplication with CRD IV buffers and will be set for a particular firm depending on its vulnerability in a stress scenario. In order to address significant weaknesses in risk management and governance, a scalar may be applied to firms’ CET1 Pillar 1 and Pillar 2A capital requirements, and will also form part of the PRA Buffer. Where the PRA considers there is overlap between the CRD IV buffers and the PRA buffer assessment, the PRA buffer will be set as the excess capital required over and above the CCB and relevant systemic buffers. The PRA buffer will also be in addition to the CCyB and sectoral capital requirements.

Overall capital requirements

Elements of the capital requirements that are known or quantified to date are set out in the diagram below.

Capital requirements framework (end point)

There remains residual uncertainty as to what HSBC’s precise end point CET1 capital requirement will be. Time-varying elements such as the macro-prudential tools, the Pillar 2A and 2B requirements and systemic buffers are subject to change. This uncertainty is reflected in the 1.5-2.5% regulatory and management buffer we have included in the 12-13% CET1 range that is used to model our medium-term target for return on equity, of more than 10%, by 2017.

In addition, we will need to consider the effect of the FSB proposals in relation to TLAC requirements, and the UK implementation of the EU minimum requirement for own funds and eligible liabilities (‘MREL’). For further details, see page 100.

Regulatory stress testing

The Group is subject to supervisory stress testing in many jurisdictions. These supervisory requirements are increasing in frequency and in the granularity with which results are required. As such, stress testing represents a key focus for the Group. The results of the 2014 UK stress testing exercise were published in December 2014.

In March 2015, the Bank of England published key elements of the 2015 stress test and accompanying guidance. Unlike the 2014 stress test, which was based on the 2014 EBA stress testing exercise, the 2015 UK exercise is wholly designed by the Bank of England. This aims to assess the resilience of the UK banking system to a deterioration in global economic conditions. The results of the 2015 UK stress test are expected to be published at the end of 2015.

HSBC HOLDINGS PLC

Capital (continued)

The EBA is not undertaking a stress testing exercise in 2015, and will instead carry out a transparency exercise towards the end of the year. This exercise will involve publishing detailed data on bank balance sheets, covering their composition of capital, leverage ratio and RWAs. In July 2015, the EBA published draft templates on the data to be disclosed and a tentative list of banks expected to be included in this exercise, which includes HSBC. The EBA also disclosed a timeline for the 2016 EU wide stress test exercise, which is expected to be aligned with banks’ annual supervisory review and evaluation process. The EBA expects to publish the 2016 stress test scenario and methodology in the first quarter of 2016, with results published in the third quarter of 2016.

In 2015, Group entities also participated in regional stress testing exercises. For further details on stress testing exercises, see page 59.

RWA developments

Throughout 2014 and in the first half of 2015, UK, EU and international regulators issued a series of consultations designed to revise the various components of the RWA regime and increase related reporting and disclosures. In particular, the Basel Committee published proposals across all Pillar 1 risk types to update standardised, non-modelled approaches for calculating capital requirements and to provide the basis for the application of a capital floor. There have also been various consultations on proposed modelled approaches for market risk requirements. Quantitative impact studies (‘QIS’) in relation to the Basel Committee proposals for the revised standardised approach to credit risk and capital floors were published in February 2015. The QIS results will inform final requirements which are expected by the end of 2015. These will need to be transposed into EU law before coming into effect.

Further details of Basel RWA developments during 2014 may be found on page 254 of the Annual Report and Accounts 2014.

In March 2015, the EBA published a discussion paper on the future of the IRB approach. This set out further work in three key areas: a review of the IRB regulatory framework; supervisory consistency, which will include annual benchmarking exercises; and increased transparency based on comparable templates. In particular, it proposed a phased EBA work-plan to deliver final amendments by the end of 2017 with implementation thereafter.

In May 2015, the EBA consulted on regulatory technical standards (‘RTS’) for specialised lending exposures. This aims to specify how certain factors (e.g. financial strength and the political and legal environment) should be taken into account when assigning risk weights to specialised lending exposures. This also proposes to include more consistency in categorisation and definitions for specialised lending.

In June 2015, the Basel Committee published a consultation paper on the treatment of interest rate risk in the banking book (‘IRRBB’). IRRBB is currently included in the scope of Pillar 2 requirements. The consultation proposes two possible alternatives, either to include IRRBB within Pillar 1 requirements, or introduce a strengthened approach to Pillar 2 which would also include additional disclosures under Pillar 3. The consultation closes in September 2015 and is expected to include a QIS to inform final requirements.

In July 2015, the Basel Committee published a consultation paper proposing amendments to the methodology for calculating CVA. This was in response to calls to review the existing methodology, including from the EU. The Basel consultation will close in October 2015, and a QIS will be completed by September 2015 to inform final requirements. As part of this, the EU will review the exemptions to the CVA charge currently applied to corporates, sovereigns and intragroup exposures. Once finalised, changes would need to be transposed into CRD IV before coming into effect. A further QIS for the proposed revisions to the market risk framework and CVA requirements was also published in July 2015.

UK leverage ratio framework

Following consultations by the FPC and HM Treasury in 2014, secondary legislation came into force in April 2015 to provide the FPC with direction powers in relation to the UK leverage ratio framework. In July 2015, the FPC published its final policy statement setting out its intention to use its new powers of direction. As a result, in July 2015, the PRA issued a consultation paper to introduce requirements for the UK leverage ratio framework. This introduces a minimum leverage ratio of 3%, an additional leverage ratio buffer (‘ALRB’) for G-SIIs and a countercyclical leverage ratio buffer (‘CCLB’). The ALRB and CCLB are to be set at 35% of the relevant buffers in the risk-weighted capital framework. The PRA also proposes to introduce new reporting and disclosure templates as part of this framework. The minimum leverage ratio requirement is aligned with existing PRA expectations (as set out in the PRA supervisory statement SS3/13), and the additional leverage ratio buffers, subject to finalisation, are to apply from 1 January 2016 in line with the corresponding risk-weighted capital buffers. Transitional arrangements are proposed for the new disclosure and reporting requirements.

Both the FPC and the PRA note that an internationally agreed minimum leverage ratio requirement will be applied from 2018 and, as a result, will consider the implications for the UK leverage ratio framework again in 2017.

HSBC HOLDINGS PLC

Capital (continued)

Banking structural reform and recovery and resolution planning

In the EU, the Bank Recovery and Resolution Directive (‘BRRD’) came into effect from 1 January 2015, with the option to delay implementation of bail-in provisions until 1 January 2016. Despite this, the UK introduced bail-in powers from 1 January 2015. The UK transposition of the BRRD builds on the resolution framework already in place in the UK. In January 2015, the PRA published a policy statement containing updated requirements for recovery and resolution planning which revises PRA rules that have been in force since 1 January 2014. In addition, the EBA has produced a number of RTS and guidelines, some of which are yet to be finalised, that will further inform the BRRD requirements.

In July 2015, the EBA published final draft RTS for MREL which seeks to provide additional clarity on the criteria that resolution authorities should take into account when setting a firm specific minimum requirement for eligible liabilities. The EBA notes that it aims to implement the MREL in a way which is consistent with the developing international standard on total loss absorbing capacity. The Bank of England is expected to publish a consultation paper later in 2015 on the transposition of MREL into UK requirements.

In respect of UK ring-fencing requirements, in May 2015 the PRA published a policy statement containing near final rules on legal structure, corporate governance, and continuity of services and facilities. The PRA intends to undertake a further consultation in 2015 and publish final versions of PRA rules and supervisory statements during the first half of 2016, with implementation by 1 January 2019.

In the EU, discussions on the Banking Structural Reform Regulation continue to progress. In January 2014, the European Commission published legislative proposals on ring-fencing trading activities from deposit taking and prohibiting proprietary trading in financial instruments and commodities. In June 2015, the European Council published its negotiating position on the regulation, which will need to be agreed with the European Parliament before being finalised.

For further details of the Group’s approach to structural reform, see page 12.

Total loss absorbing capacity proposals

In November 2014, as part of the ‘too big to fail’ agenda, the FSB published proposals on TLAC for G-SIBs. The FSB proposals include a minimum TLAC requirement in the range of 16-20% of RWAs and a TLAC leverage ratio of at least twice the Basel III tier 1 leverage ratio. The TLAC requirement is to be applied in accordance with individual resolution strategies, as determined by the G-SIB’s crisis management group. A QIS was undertaken earlier this year, the results of which will inform final proposals. The conformance period for the TLAC requirement will also be influenced by the QIS, but will not be before 1 January 2019. Once finalised, it is expected that any new TLAC standard should be met alongside the Basel III minimum capital requirements.

The draft proposals require G-SIBs to be subject to a minimum TLAC requirement with the precise details to be informed by the QIS. There are a number of details relating to the types of liabilities which can be used to meet the TLAC requirement, the composition of TLAC and the location of liabilities within a banking group, in accordance with its resolution strategy. The TLAC proposals are expected to be finalised later in 2015 and will need to be implemented into national legislation before coming into effect.

Other regulatory updates

In January 2015, the Basel Committee published final standards on ‘Revised Pillar 3 disclosure requirements’. They mandate extensive use of standardised templates to enhance comparability between banks’ disclosures and require a considerable volume of disclosures to be produced semi-annually, rather than annually as hitherto. The revised framework calls for implementation concurrently with financial reports, at the latest for 2016 year-end reports, but is yet to be transposed into EU requirements.

In March 2015, the EBA also consulted on guidelines proposing criteria to set limits on exposures to shadow banking entities. Once finalised, implementation by national competent authorities is currently expected by the end of 2015.

Footnotes to Capital

1	From 1 January 2015 the CRD IV transitional CET1 and end point CET1 capital ratios became aligned for HSBC Holdings plc due to the recognition of unrealised gains on investment property and available-for-sale securities.
2	This includes dividends on ordinary shares, quarterly dividends on preference shares and coupons on capital securities, classified as equity.
3	Dividends net of scrip are in respect of the 2015 first interim dividend and an update for a higher 2014 fourth interim dividend scrip take-up in excess of plan.
4	The basis of presentation for foreign currency translation differences has changed to reflect the total amount in CET1 capital. Previously this only included foreign currency translation differences recognised in other comprehensive income. The comparative periods have also been updated to reflect the change.
5	In the first half of 2015, a portfolio of customers was transferred from CMB to RBWM in Latin America in order to better align the combined banking needs of the customers with our established global businesses. Comparative data have been re-presented accordingly.
6	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.
7	For the basis of preparation, see page 260 of the Annual Report and Accounts 2014.
8	CRD IV opening balances as at December 2013 were estimated based on the Group’s interpretation of final CRD IV legislation and final rules issued by the PRA, details of which can be found in the basis of preparation on page 324 of the Annual Report and Accounts 2013.
9	Includes externally verified profits for the half-year to 30 June 2015.
10	Mainly comprises unrealised gains/losses in available-for-sale debt securities related to SPEs.
11	Includes own credit spread on trading liabilities.
12	Mainly comprise investments in insurance entities.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Financial Statements

Consolidated income statement

for the half-year to 30 June 2015

		Half-year to
		30 June 2015	30 June 2014	31 December 2014
	Notes	$m	$m	$m

Interest income		24,019	25,435	25,520
Interest expense		(7,575)	(8,030)	(8,220)

Net interest income		16,444	17,405	17,300

Fee income		9,372	10,031	9,514
Fee expense		(1,647)	(1,854)	(1,734)

Net fee income		7,725	8,177	7,780

Trading income excluding net interest income		3,520	2,362	2,491
Net interest income on trading activities		1,053	913	994

Net trading income		4,573	3,275	3,485

Changes in fair value of long-term debt issued and related derivatives		1,324	438	70
Net income from other financial instruments designated at fair value		1,342	1,222	743

Net income from financial instruments designated at fair value		2,666	1,660	813
Gains less losses from financial investments		1,874	946	389
Dividend income		68	88	223
Net insurance premium income		5,607	6,137	5,784
Other operating income		836	538	593

Total operating income		39,793	38,226	36,367

Net insurance claims and benefits paid and movement in liabilities to policyholders		(6,850)	(7,059)	(6,286)

Net operating income before loan impairment charges and other credit risk provisions		32,943	31,167	30,081

Loan impairment charges and other credit risk provisions		(1,439)	(1,841)	(2,010)

Net operating income		31,504	29,326	28,071

Employee compensation and benefits		(10,041)	(9,978)	(10,388)
General and administrative expenses		(8,129)	(7,127)	(11,438)
Depreciation and impairment of property, plant and equipment		(604)	(712)	(670)
Amortisation and impairment of intangible assets		(413)	(449)	(487)

Total operating expenses		(19,187)	(18,266)	(22,983)

Operating profit		12,317	11,060	5,088

Share of profit in associates and joint ventures		1,311	1,280	1,252

Profit before tax		13,628	12,340	6,340

Tax expense	2	(2,907)	(2,022)	(1,953)

Profit for the period		10,721	10,318	4,387

Profit attributable to shareholders of the parent company		9,618	9,746	3,942
Profit attributable to non-controlling interests		1,103	572	445

		$	$	$

Basic earnings per ordinary share	4	0.48	0.50	0.19
Diluted earnings per ordinary share	4	0.48	0.50	0.19

The accompanying notes on pages 107 to 139 form an integral part of these financial statements1.

For footnote, see page 106.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of comprehensive income

for the half-year to 30 June 2015

	Half-year to
	30 June 2015	30 June 2014	31 December 2014
	$m	$m	$m

Profit for the period	10,721	10,318	4,387

Other comprehensive income/(expense)

Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	(2,445)	958	2,014
– fair value gains/(losses)	(355)	2,183	2,611
– fair value gains reclassified to the income statement	(2,317)	(643)	(1,029)
– amounts reclassified to the income statement in respect of impairment losses	2	15	359
– income taxes	225	(597)	73

Cash flow hedges	(150)	(17)	205
– fair value gains/(losses)	341	(44)	1,556
– fair value (gains)/losses reclassified to the income statement	(538)	50	(1,294)
– income taxes	47	(23)	(57)

Share of other comprehensive income/(expense) of associates and joint ventures	2	(16)	96
– share for the period	2	(18)	96
– reclassified to income statement on disposal	–	2	–

Exchange differences	(3,267)	670	(9,573)
– foreign exchange gains reclassified to the income statement on disposal of a foreign operation	–	(21)	–
– other exchange differences	(3,395)	691	(9,608)
– income tax attributable to exchange differences	128	–	35

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	(1,680)	316	1,669
– before income taxes	(2,085)	421	1,998
– income taxes	405	(105)	(329)

Other comprehensive income/(expense) for the period, net of tax	(7,540)	1,911	(5,589)

Total comprehensive income/(expense) for the period	3,181	12,229	(1,202)
Attributable to:
– shareholders of the parent company	2,856	11,706	(2,461)
– non-controlling interests	325	523	1,259

Total comprehensive income/(expense) for the period	3,181	12,229	(1,202)

The accompanying notes on pages 107 to 139 form an integral part of these financial statements1.

For footnote, see page 106.

HSBC HOLDINGS PLC

Consolidated balance sheet

at 30 June 2015

		At 30 June 2015	At 30 June 2014	At 31 December 2014
	Notes	$m	$m	$m

Assets

Cash and balances at central banks		144,324	132,137	129,957
Items in the course of collection from other banks		10,190	8,144	4,927
Hong Kong Government certificates of indebtedness		28,104	26,640	27,674
Trading assets	6	283,138	347,106	304,193
Financial assets designated at fair value	9	25,168	31,823	29,037
Derivatives	10	296,942	269,839	345,008
Loans and advances to banks		109,405	127,387	112,149
Loans and advances to customers		953,985	1,047,241	974,660
Reverse repurchase agreements – non-trading		149,384	198,301	161,713
Financial investments	11	404,682	423,710	415,467
Assets held for sale	12	60,929	10,248	7,647
Prepayments, accrued income and other assets		55,489	75,520	67,529
Current tax assets		566	1,068	1,309
Interests in associates and joint ventures	14	18,705	17,497	18,181
Goodwill and intangible assets		24,913	29,740	27,577
Deferred tax assets		5,789	7,192	7,111

Total assets		2,571,713	2,753,593	2,634,139

Liabilities and equity

Liabilities
Hong Kong currency notes in circulation		28,104	26,640	27,674
Deposits by banks		71,140	92,764	77,426
Customer accounts		1,335,800	1,415,705	1,350,642
Repurchase agreements – non-trading		81,506	165,506	107,432
Items in the course of transmission to other banks		12,711	9,936	5,990
Trading liabilities	15	181,435	228,135	190,572
Financial liabilities designated at fair value		69,485	82,968	76,153
Derivatives	10	289,984	263,494	340,669
Debt securities in issue		102,656	96,397	95,947
Liabilities of disposal groups held for sale	12	53,226	12,361	6,934
Accruals, deferred income and other liabilities		42,224	50,882	46,462
Current tax liabilities		1,322	1,434	1,213
Liabilities under insurance contracts		69,494	75,223	73,861
Provisions	17	5,125	4,283	4,998
Deferred tax liabilities		1,338	1,091	1,524
Subordinated liabilities		24,781	28,052	26,664

Total liabilities		2,370,331	2,554,871	2,434,161

Equity
Called up share capital		9,758	9,535	9,609
Share premium account		12,290	11,582	11,918
Other equity instruments		13,991	5,851	11,532
Other reserves		15,180	28,355	20,244
Retained earnings		141,208	134,958	137,144

Total shareholders’ equity		192,427	190,281	190,447
Non-controlling interests		8,955	8,441	9,531

Total equity		201,382	198,722	199,978

Total liabilities and equity		2,571,713	2,753,593	2,634,139

The accompanying notes on pages 107 to 139 form an integral part of these financial statements1.

For footnote, see page 107.

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of cash flows

for the half-year to 30 June 2015

	Half-year to
	30 June 2015	30 June 2014	31 December 2014
	$m	$m	$m

Cash flows from operating activities
Profit before tax	13,628	12,340	6,340
Adjustments for:
– net gain from investing activities	(1,926)	(979)	(949)
– share of profit in associates and joint ventures	(1,311)	(1,280)	(1,252)
– (gain)/loss on disposal of associates, joint ventures, subsidiaries and businesses	–	(18)	27
– other non-cash items included in profit before tax	4,522	4,284	6,978
– change in operating assets	12,077	(86,266)	112,143
– change in operating liabilities	(15,544)	59,108	(152,922)
– elimination of exchange differences	3,951	(5,486)	30,057
– dividends received from associates	770	127	630
– contributions paid to defined benefit plans	(226)	(315)	(366)
– tax paid	(1,351)	(1,358)	(2,215)

Net cash generated from/(used in) operating activities	14,590	(19,843)	(1,529)

Cash flows from investing activities
Purchase of financial investments	(211,669)	(187,934)	(196,265)
Proceeds from the sale and maturity of financial investments	208,637	194,335	188,502
Purchase of property, plant and equipment	(620)	(523)	(954)
Proceeds from the sale of property, plant and equipment	56	55	33
Net cash inflow/(outflow) from disposal of customer and loan portfolios	321	950	(1,985)
Net purchase of intangible assets	(400)	(385)	(518)
Net cash inflow/(outflow) from disposal of subsidiaries, businesses, associates and joint ventures	7	(140)	(102)
Net cash outflow from acquisition of or increase in stake of associates	(1)	(30)	–

Net cash generated from/(used in) investing activities	(3,669)	6,328	(11,289)

Cash flows from financing activities
Issue of ordinary share capital	9	14	253
Net sales/(purchases) of own shares for market-making and investment purposes	139	(25)	(71)
Issue of other equity instruments	2,459	–	5,681
Redemption of preference shares and other equity instruments	(462)	234	(468)
Subordinated loan capital issued	1,680	3,500	–
Subordinated loan capital repaid	(778)	(3,042)	(121)
Dividends paid to ordinary shareholders of the parent company	(1,834)	(1,755)	(4,856)
Dividends paid to non-controlling interests	(386)	(350)	(289)
Dividends paid to holders of other equity instruments	(428)	(287)	(286)

Net cash generated from/(used in) financing activities	399	(1,711)	(157)

Net increase/(decrease) in cash and cash equivalents	11,320	(15,226)	(12,975)

Cash and cash equivalents at the beginning of the period	301,301	346,281	334,498
Exchange differences in respect of cash and cash equivalents	(3,829)	3,443	(20,222)

Cash and cash equivalents at the end of the period	308,792	334,498	301,301

HSBC HOLDINGS PLC

Consolidated statement of changes in equity

for the half-year to 30 June 2015

						Other reserves
	Called up share capital	Share premium	Other equity instru- ments	[2]	Retained earnings	Available- for-sale fair value reserve [3]	Cash flow hedging reserve [3]	Foreign exchange reserve [3]	Merger reserve	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m		$m	$m	$m	$m	$m	$m	$m	$m

At 1 January 2015	9,609	11,918	11,532		137,144	2,143	58	(9,265)	27,308	190,447	9,531	199,978
Profit for the period	–	–	–		9,618	–	–	–	–	9,618	1,103	10,721

Other comprehensive income (net of tax)	–	–	–		(1,693)	(1,735)	(151)	(3,183)	–	(6,762)	(778)	(7,540)
– available-for-sale investments	–	–	–		–	(1,735)	–	–	–	(1,735)	(710)	(2,445)
– cash flow hedges	–	–	–		–	–	(151)	–	–	(151)	1	(150)
– remeasurement of defined benefit asset/liability	–	–	–		(1,695)	–	–	–	–	(1,695)	15	(1,680)
– share of other comprehensive income of associates and joint ventures	–	–	–		2	–	–	–	–	2	–	2
– exchange differences	–	–	–		–	–	–	(3,183)	–	(3,183)	(84)	(3,267)

Total comprehensive income for the period	–	–	–		7,925	(1,735)	(151)	(3,183)	–	2,856	325	3,181

Shares issued under employee remuneration and share plans	31	490	–		(512)	–	–	–	–	9	–	9
Shares issued in lieu of dividends and amounts arising thereon	118	(118)	–		2,242	–	–	–	–	2,242	–	2,242
Dividends to shareholders	–	–	–		(6,224)	–	–	–	–	(6,224)	(432)	(6,656)
Capital securities issued	–	–	2,459		–	–	–	–	–	2,459	–	2,459
Cost of share-based payment arrangements	–	–	–		444	–	–	–	–	444	–	444
Other movements	–	–	–		189	5	–	–	–	194	(469)	(275)

At 30 June 2015	9,758	12,290	13,991		141,208	413	(93)	(12,448)	27,308	192,427	8,955	201,382

At 1 January 2014	9,415	11,135	5,851		128,728	97	(121)	(542)	27,308	181,871	8,588	190,459
Profit for the period	–	–	–		9,746	–	–	–	–	9,746	572	10,318

Other comprehensive income (net of tax)	–	–	–		300	956	(16)	720	–	1,960	(49)	1,911
– available-for-sale investments	–	–	–		–	956	–	–	–	956	2	958
– cash flow hedges	–	–	–		–	–	(16)	–	–	(16)	(1)	(17)
– remeasurement of defined benefit asset/liability	–	–	–		316	–	–	–	–	316	–	316
– share of other comprehensive income of associates and joint ventures	–	–	–		(16)	–	–	–	–	(16)	–	(16)
– exchange differences	–	–	–		–	–	–	720	–	720	(50)	670

Total comprehensive income for the period	–	–	–		10,046	956	(16)	720	–	11,706	523	12,229

Shares issued under employee remuneration and share plans	28	539	–		(553)	–	–	–	–	14	–	14
Shares issued in lieu of dividends and amounts arising thereon	92	(92)	–		2,111	–	–	–	–	2,111	–	2,111
Dividends to shareholders	–	–	–		(5,774)	–	–	–	–	(5,774)	(432)	(6,206)
Cost of share-based payment arrangements	–	–	–		333	–	–	–	–	333	–	333
Other movements	–	–	–		67	(39)	(8)	–	–	20	(238)	(218)

At 30 June 2014	9,535	11,582	5,851		134,958	1,014	(145)	178	27,308	190,281	8,441	198,722

HSBC HOLDINGS PLC

Financial Statements (unaudited) (continued)

Consolidated statement of changes in equity for the half-year to 30 June 2015 (continued)

					Other reserves
	Called up share capital	Share premium	Other equity instru- ments	Retained earnings	Available- for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

At 1 July 2014	9,535	11,582	5,851	134,958	1,014	(145)	178	27,308	190,281	8,441	198,722
Profit for the period	–	–	–	3,942	–	–	–	–	3,942	445	4,387

Other comprehensive income (net of tax)	–	–	–	1,766	1,069	205	(9,443)	–	(6,403)	814	(5,589)
– available-for-sale investments	–	–	–	–	1,069	–	–	–	1,069	945	2,014
– cash flow hedges	–	–	–	–	–	205	–	–	205	–	205
– remeasurement of defined benefit asset/liability	–	–	–	1,670	–	–	–	–	1,670	(1)	1,669
– share of other comprehensive income of associates and joint ventures	–	–	–	96	–	–	–	–	96	–	96
– exchange differences	–	–	–	–	–	–	(9,443)	–	(9,443)	(130)	(9,573)

Total comprehensive income for the period	–	–	–	5,708	1,069	205	(9,443)	–	(2,461)	1,259	(1,202)

Shares issued under employee remuneration and share plans	32	378	–	(157)	–	–	–	–	253	–	253
Shares issued in lieu of dividends and amounts arising thereon	42	(42)	–	598	–	–	–	–	598	–	598
Dividends to shareholders	–	–	–	(4,119)	–	–	–	–	(4,119)	(280)	(4,399)
Capital securities issued	–	–	5,681	–	–	–	–	–	5,681	–	5,681
Cost of share-based payment arrangements	–	–	–	399	–	–	–	–	399	–	399
Other movements	–	–	–	(243)	60	(2)	–	–	(185)	111	(74)

At 31 December 2014	9,609	11,918	11,532	137,144	2,143	58	(9,265)	27,308	190,447	9,531	199,978

The accompanying notes on pages 107 to 139 form an integral part of these financial statements1.

Footnotes to financial statements

1	The tables: ‘Gross loans and advances to customers by industry sector and by geographical region’ (see page 61), ‘Movement in impairment allowances on loans and advances to customers and banks’ (see page 66), and the Composition of regulatory capital within ‘Capital’ (see page 94) also form an integral part of these financial statements.
2	During March 2015, HSBC Holdings issued $2,450m of Perpetual Subordinated Contingent Convertible Capital Securities, after issuance costs of $8m and tax benefits of $17m, which are classified as equity under IFRSs.
3	At 30 June 2015, our operations in Brazil were classified as held for sale (see Note 12).The cumulative amount of other reserves attributable to these operations were as follows: available-for-sale fair value reserve debit of $65m, cash flow hedging reserve debit of $29m and foreign exchange reserve debit of $1,724m.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited)

Notes on the Financial Statements

1 Basis of preparation and significant accounting policies	107	13 Assets charged as security for liabilities and collateral accepted as security for assets	123

2 Tax	108	14 Interests in associates and joint ventures	123

3 Dividends	108	15 Trading liabilities	124

4 Earnings per share	109	16 Maturity analysis of assets and liabilities	125

5 Segmental analysis	109	17 Provisions	128

6 Trading assets	110	18 Contingent liabilities, contractual commitments and guarantees	129

7 Fair values of financial instruments carried at fair value	111	19 Legal proceedings and regulatory matters	130

8 Fair values of financial instruments not carried at fair value	117	20 Goodwill impairment	139

9 Financial assets designated at fair value	117	21 Transactions with related parties	139

10 Derivatives	118	22 Events after the balance sheet date	139

11 Financial investments	120	23 Interim Report 2015 and statutory accounts	139

12 Assets held for sale and liabilities of disposal groups held for sale	122

1	Basis of preparation and significant accounting policies

(a)	Compliance with International Financial Reporting Standards

The interim condensed consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’) and as endorsed by the EU. These interim consolidated financial statements should be read in conjunction with the Annual Report and Accounts 2014.

At 30 June 2015, there were no unendorsed standards effective for the half-year to 30 June 2015 affecting these interim consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

Standards applied during the half-year to 30 June 2015

There were no new standards applied during the half-year to 30 June 2015. During the period, HSBC applied a number of interpretations and amendments to standards which had an insignificant effect on these interim consolidated financial statements.

(b)	Use of estimates and judgements

Management believes that HSBC’s critical accounting estimates and judgements are those which relate to impairment of loans and advances, goodwill impairment, the valuation of financial instruments, deferred tax assets, provisions for liabilities and interests in associates. There was no change in the current period to the critical accounting estimates and judgements applied in 2014, which are stated on pages 62 and 348 of the Annual Report and Accounts 2014.

(c)	Composition of Group

There were no material changes in the composition of the HSBC Group in the half-year to 30 June 2015.

(d)	Future accounting developments

Information on future accounting developments and their potential effect on the financial statements of HSBC are provided on page 345 of the Annual Report and Accounts 2014.

(e)	Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows and capital resources.

(f)	Accounting policies

The accounting policies applied by HSBC for these interim consolidated financial statements are consistent with those described on pages 345 to 457 of the Annual Report and Accounts 2014, as are the methods of computation.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

2	Tax

	Half-year to
	30 June	30 June	31 December
	2015	2014	2014
	$m	$m	$m

Current tax
UK corporation tax charge	343	165	(96)
Overseas tax[1]	2,071	1,803	2,078
	2,414	1,968	1,982
Deferred tax	493	54	(29)
Tax expense	2,907	2,022	1,953
Effective tax rate	21.3%	16.4%	30.8%

1	Overseas tax included Hong Kong profits tax of $714m (first half of 2014: $589m; second half of 2014: $546m). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5% (2014: 16.5%) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operated.

Deferred taxation

Net deferred tax assets amounted to $4.5bn at 30 June 2015 (30 June 2014: $6.1bn; 31 December 2014: $5.6bn), mainly relating to timing differences in the US. Net deferred tax assets have fallen since 31 December 2014 mainly because the net assets of Brazilian operations were transferred to ‘Held for Sale’ (see Note 12).

3	Dividends

On 3 August 2015, the Directors declared a second interim dividend in respect of the financial year ending 31 December 2015 of $0.10 per ordinary share, a distribution of approximately $1,954m which will be payable on 2 October 2015. No liability is recognised in the financial statements in respect of this dividend.

Dividends to shareholders of the parent company

	Half-year to
	30 June 2015			30 June 2014			31 December 2014
	Per share $	Total $m	Settled in scrip $m	Per share $	Total $m	Settled in scrip $m	Per share $	Total $m	Settled in scrip $m

Dividends paid on ordinary shares
In respect of previous year:
– fourth interim dividend	0.20	3,845	2,011	0.19	3,582	1,827	–	–	–
In respect of current year:
– first interim dividend	0.10	1,951	231	0.10	1,906	284	–	–	–
– second interim dividend	–	–	–	–	–	–	0.10	1,914	372
– third interim dividend	–	–	–	–	–	–	0.10	1,918	226

Total	0.30	5,796	2,242	0.29	5,488	2,111	0.20	3,832	598

Total dividends on preference shares classified as equity (paid quarterly)	31.00	45		31.00	45		31.00	45

Total coupons on capital securities classified as equity

		Half-year to
		30 June 2015		30 June 2014		31 December 2014
	First	Per security	Total	Per security	Total	Per security	Total
	call date	$	$m	$	$m	$	$m

Perpetual subordinated capital securities[1]
– $2,200m issued at 8.125%	Apr 2013	1.016	89	1.016	89	1.016	90
– $3,800m issued at 8.000%	Dec 2015	1.000	152	1.000	152	1.000	152

Perpetual subordinated contingent convertible securities[2]
– $2,250m issued at 6.375%	Sep 2024	31.875	72	–	–	–	–
– $1,500m issued at 5.625%	Jan 2020	28.125	28	–	–	–	–
– €1,500m issued at 5.250%	Sep 2022	29.396	42	–	–	–	–

Total			383		241		242

1	Discretionary coupons are paid quarterly on the perpetual subordinated capital securities.
2	Discretionary coupons are paid semi-annually on the perpetual subordinated contingent convertible securities.

On 15 July 2015, HSBC paid a further coupon on the $2,200m subordinated capital securities of $0.508 per security, representing a total distribution of $45m. On 17 July 2015, HSBC paid a further coupon on the $1,500m subordinated contingent convertible securities, representing a total distribution of $42m. No liability is recognised in the financial statements in respect of these coupon payments.

HSBC HOLDINGS PLC

In March 2015, HSBC issued $2,450m of contingent convertible securities issued at 6.375% which are classified as equity under IFRSs. Discretionary coupons are paid semi-annually on these contingent convertible securities and none were declared in the first half of 2015.

4	Earnings per share

Profit attributable to ordinary shareholders of the parent company

	Half-year to
	30 June	30 June	31 December
	2015	2014	2014
	$m	$m	$m

Profit attributable to shareholders of the parent company	9,618	9,746	3,942
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(383)	(241)	(242)

Profit attributable to ordinary shareholders of the parent company	9,190	9,460	3,655

Basic and diluted earnings per share

	Half-year to 30 June 2015			Half-year to 30 June 2014			Half-year to 31 December 2014
	Profit $m	Number of shares (millions)	Amount per share $	Profit $m	Number of shares (millions)	Amount per share $	Profit $m	Number of shares (millions)	Amount per share $

Basic[1]	9,190	19,249	0.48	9,460	18,847	0.50	3,655	18,960	0.19
Effect of dilutive potential ordinary shares		68			101			96

Diluted[1]	9,190	19,317	0.48	9,460	18,948	0.50	3,655	19,056	0.19

1	Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

5	Segmental analysis

HSBC operates a matrix management structure which includes geographical regions and global businesses. HSBC considers that geographical operating segments represent the most appropriate information for users of the financial statements to best evaluate the nature and financial effects of HSBC’s business activities and the economic environment in which it operates. HSBC’s operating segments are Europe, Asia, Middle East and North Africa, North America and Latin America.

	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
Net operating income[1]

Half-year to 30 June 2015
Net operating income	11,469	14,065	1,289	4,126	3,558	(1,564)	32,943
– external	10,974	13,148	1,279	3,979	3,563	–	32,943
– inter-segment	495	917	10	147	(5)	(1,564)	–

Half-year to 30 June 2014
Net operating income	10,873	12,107	1,294	4,067	4,265	(1,439)	31,167
– external	10,335	11,343	1,271	3,948	4,270	–	31,167
– inter-segment	538	764	23	119	(5)	(1,439)	–

Half-year to 31 December 2014
Net operating income	10,698	11,570	1,254	4,085	4,007	(1,533)	30,081
– external	10,115	10,728	1,253	3,989	3,996	–	30,081
– inter-segment	583	842	1	96	11	(1,533)	–

Profit/(loss) before tax

Half-year to:
30 June 2015	2,205	9,400	901	690	432	–	13,628
30 June 2014	2,258	7,894	989	825	374	–	12,340
31 December 2014	(1,662)	6,731	837	592	(158)	–	6,340

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m

Balance sheet information

At 30 June 2015
Total assets	1,236,270	917,489	61,625	411,601	104,203	(159,475)	2,571,713
Total liabilities	1,171,686	842,077	51,745	372,300	91,998	(159,475)	2,370,331

At 30 June 2014
Total assets	1,430,863	874,334	61,289	437,706	125,630	(176,229)	2,753,593
Total liabilities	1,362,091	807,906	51,619	398,776	110,708	(176,229)	2,554,871

At 31 December 2014
Total assets	1,290,926	878,723	62,417	436,859	115,354	(150,140)	2,634,139
Total liabilities	1,223,371	807,998	52,569	398,356	102,007	(150,140)	2,434,161

1	Net operating income before loan impairment charges and other credit risk provisions.

6	Trading assets

	At
	30 June 2015	30 June 2014	31 December 2014
	$m	$m	$m

Trading assets:
– not subject to repledge or resale by counterparties	246,704	248,929	247,586
– which may be repledged or resold by counterparties	36,434	98,177	56,607
	283,138	347,106	304,193

Treasury and other eligible bills	10,444	17,678	16,170
Debt securities	111,241	155,522	141,532
Equity securities	77,142	73,855	75,249

Trading securities valued at fair value	198,827	247,055	232,951
Loans and advances to banks[1]	35,309	41,048	27,581
Loans and advances to customers[1]	49,002	59,003	43,661
	283,138	347,106	304,193

1	Loans and advances to banks and customers include settlement accounts, stock borrowing, reverse repos and other amounts.

Trading securities valued at fair value1

	At
	30 June 2015	30 June 2014	31 December 2014
	$m	$m	$m

US Treasury and US Government agencies[2]	16,301	27,019	25,880
UK Government	11,142	9,364	9,280
Hong Kong Government	6,677	5,189	6,946
Other government	54,986	90,261	78,774
Asset-backed securities[3]	4,306	2,903	3,494
Corporate debt and other securities	28,273	38,464	33,328
Equity securities	77,142	73,855	75,249
	198,827	247,055	232,951

1	Included within these figures are debt securities issued by banks and other financial institutions of $19,298m (30 June 2014: $26,390m; 31 December 2014: $22,399m), of which $1,384m (30 June 2014: $4,036m; 31 December 2014: $2,949m) are guaranteed by various governments.
2	‘US Treasury and US Government agencies’ includes securities that are supported by an explicit guarantee issued by the US Government.
3	Excludes asset-backed securities included under US Treasury and US Government agencies.

Trading securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills	Debt securities	Equity securities	Total
	$m	$m	$m	$m
Fair value
Listed[1]	480	75,031	76,751	152,262
Unlisted[2]	9,964	36,210	391	46,565

At 30 June 2015	10,444	111,241	77,142	198,827

Listed[1]	1,394	99,414	73,163	173,971
Unlisted[2]	16,284	56,108	692	73,084

At 30 June 2014	17,678	155,522	73,855	247,055

HSBC HOLDINGS PLC

	Treasury and other eligible bills	Debt securities	Equity securities	Total
	$m	$m	$m	$m

Listed[1]	1,311	98,028	74,542	173,881
Unlisted[2]	14,859	43,504	707	59,070
At 31 December 2014	16,170	141,532	75,249	232,951

1	Included within listed investments are $7,394m (30 June 2014: $4,479m; 31 December 2014: $5,956m) of securities listed in Hong Kong.
2	Unlisted treasury and other eligible bills primarily comprise treasury bills not listed on an exchange but for which there is a liquid market.

7	Fair values of financial instruments carried at fair value

The accounting policies, control framework and the hierarchy used to determine fair values at 30 June 2015 are consistent with those applied for the Annual Report and Accounts 2014.

Financial instruments carried at fair value and bases of valuation

		Valuation techniques
	Quoted market price Level 1	Using observable inputs Level 2	With significant unobservable inputs Level 3	Total
	$m	$m	$m	$m
Recurring fair value measurements
At 30 June 2015
Assets
Trading assets	153,912	123,486	5,740	283,138
Financial assets designated at fair value	20,318	4,377	473	25,168
Derivatives	7,932	285,942	3,068	296,942
Financial investments: available for sale	234,117	124,381	4,007	362,505

Liabilities
Trading liabilities	47,975	128,155	5,305	181,435
Financial liabilities designated at fair value	3,557	65,923	5	69,485
Derivatives	7,781	280,760	1,443	289,984

At 30 June 2014
Assets
Trading assets	220,194	121,083	5,829	347,106
Financial assets designated at fair value	26,359	4,752	712	31,823
Derivatives	2,484	264,877	2,478	269,839
Financial investments: available for sale	259,077	132,934	6,443	398,454

Liabilities
Trading liabilities	102,025	118,430	7,680	228,135
Financial liabilities designated at fair value	4,115	78,853	–	82,968
Derivatives	2,857	258,776	1,861	263,494

At 31 December 2014
Assets
Trading assets	180,446	117,279	6,468	304,193
Financial assets designated at fair value	23,697	4,614	726	29,037
Derivatives	4,366	337,718	2,924	345,008
Financial investments: available for sale	241,464	131,264	4,988	377,716

Liabilities
Trading liabilities	62,385	122,048	6,139	190,572
Financial liabilities designated at fair value	3,792	72,361	–	76,153
Derivatives	4,649	334,113	1,907	340,669

The decrease in Level 1 trading assets and liabilities during the first half of 2015 reflects a decrease in debt securities, treasury bills and other government bills/bonds. The decrease in Level 2 derivative assets and liabilities is driven by participation in ‘portfolio compression’ exercises and market movement. There were no material transfers between Level 1 and Level 2 during the period.

Fair value adjustments

Fair value adjustments are adopted when HSBC considers that there are additional factors that would be considered by a market participant that are not incorporated within the valuation model. HSBC classifies fair value adjustments as either ‘risk-related’ or ‘model-related’. The majority of these adjustments relate to GB&M. Movements in the level of fair value adjustments do not necessarily result in the recognition of profits or losses within the income statement. For example, as models are enhanced, fair value adjustments may no longer be required. Similarly, fair value adjustments will decrease when the related positions are unwound, but this may not result in profit or loss.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Global Banking and Markets fair value adjustments

	At
	30 June 2015	30 June 2014	31 December 2014
	$m	$m	$m

Type of adjustment
Risk-related	1,447	1,419	1,958
– bid-offer	547	558	539
– uncertainty	68	363	357
– credit valuation adjustment	808	968	871
– debit valuation adjustment	(431)	(474)	(270)
– funding fair value adjustment	453	–	460
– other	2	4	1

Model-related	410	202	57
– model limitation	400	198	52
– other	10	4	5

Inception profit (Day 1 P&L reserves) (Note 10)	117	135	114
	1,974	1,756	2,129

Fair value adjustments declined by $155m during the period (first half of 2014: $178m decline; second half of 2014: $373m rise). The debit valuation adjustment movement was $161m as a result of the widening of HSBC’s credit spreads (first half of 2014: $142m decline, second half of 2014: $204m decline). Reduced derivative counterparty exposures and narrowing of counterparty credit default swap spreads contributed to a reduction in the credit valuation adjustment of $63m (first half of 2014: $306m decline; second half of 2014: $97m decline). The movement in uncertainty and model limitation categories was primarily driven by a reclassification of an adjustment relating to derivative discounting assumptions between the categories.

Funding fair value adjustment was adopted in the second half of 2014.

A description of HSBC’s risk-related and model-related adjustments is provided on pages 381 and 382 of the Annual Report and Accounts 2014.

Fair value valuation bases

Financial instruments measured at fair value using a valuation technique with significant unobservable inputs – Level 3

	Assets						Liabilities
	Available for sale	Held for trading	At fair value	[1]	Deriv- atives	Total	Held for trading	At fair value	[1]	Deriv- atives	Total
	$m	$m	$m		$m	$m	$m	$m		$m	$m

Private equity including strategic investments	3,026	194	441		–	3,661	33	–		–	33
Asset-backed securities	736	577	–		–	1,313	–	–		–	–
Loans held for securitisation	–	35	–		–	35	–	–		–	–
Structured notes	–	–	–		–	–	5,272	–		–	5,272
Derivatives with monolines	–	–	–		189	189	–	–		–	–
Other derivatives	–	7	–		2,879	2,886	–	–		1,443	1,443
Other portfolios	245	4,927	32		–	5,204	–	5		–	5
At 30 June 2015	4,007	5,740	473		3,068	13,288	5,305	5		1,443	6,753

Private equity including strategic investments	3,562	169	455		–	4,186	–	–		–	–
Asset-backed securities	2,450	641	–		–	3,091	–	–		–	–
Loans held for securitisation	–	56	–		–	56	–	–		–	–
Structured notes	–	2	–		–	2	7,680	–		–	7,680
Derivatives with monolines	–	–	–		270	270	–	–		2	2
Other derivatives	–	–	–		2,208	2,208	–	–		1,858	1,858
Other portfolios	431	4,961	257		–	5,649	–	–		1	1
At 30 June 2014	6,443	5,829	712		2,478	15,462	7,680	–		1,861	9,541

Private equity including strategic investments	3,120	164	432		–	3,716	47	–		–	47
Asset-backed securities	1,462	616	–		–	2,078	–	–		–	–
Loans held for securitisation	–	39	–		–	39	–	–		–	–
Structured notes	–	2	–		–	2	6,092	–		–	6,092
Derivatives with monolines	–	–	–		239	239	–	–		1	1
Other derivatives	–	–	–		2,685	2,685	–	–		1,906	1,906
Other portfolios	406	5,647	294		–	6,347	–	–		–	–
At 31 December 2014	4,988	6,468	726		2,924	15,106	6,139	–		1,907	8,046

1	Designated at fair value through profit or loss.

HSBC HOLDINGS PLC

The basis for determining the fair value of the financial instruments in the table above is explained on page 383 of the Annual Report and Accounts 2014.

Movement in Level 3 financial instruments

	Assets				Liabilities
	Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	$m	$m	$m	$m	$m	$m	$m

At 1 January 2015	4,988	6,468	726	2,924	6,139	–	1,907
Total gains/(losses) recognised in profit or loss	(17)	(14)	(19)	344	(223)	(1)	(467)
– trading income/(expense) excluding net interest income	–	(14)	–	344	(223)	–	(467)
– net income/(expense) from other financial instruments designated at fair value	–	–	(19)	–	–	(1)	–
– gains less losses from financial investments	(29)	–	–	–	–	–	–
– loan impairment charges and other credit risk provisions	12	–	–	–	–	–	–

Total gains/(losses) recognised in other comprehensive income[1]	72	(6)	(9)	5	(20)	(1)	1
– available-for-sale investments: fair value gains	70	–	–	–	–	–	–
– exchange differences	2	(6)	(9)	5	(20)	(1)	1

Purchases	342	435	165	–	–	9	–
New issuances	–	–	–	–	863	–	–
Sales	(420)	(1,134)	(46)	–	(10)	(2)	–
Settlements	(15)	(90)	(72)	43	(681)	–	41
Transfers out	(1,257)	(31)	(272)	(312)	(889)	–	(52)
Transfers in	314	112	–	64	126	–	13

At 30 June 2015	4,007	5,740	473	3,068	5,305	5	1,443

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 June 2015	13	(6)	17	444	(24)	(1)	(459)
– trading income/(expense) excluding net interest income	–	(6)	–	444	(24)	–	(459)
– net income/(expense) from other financial instruments designated at fair value	–	–	17	–	–	(1)	–
– loan impairment recoveries and other credit risk provisions	13	–	–	–	–	–	–

At 1 January 2014	7,245	5,347	608	2,502	7,514	–	2,335
Total gains/(losses) recognised in profit or loss	58	18	48	10	94	–	(248)
– trading income/(expense) excluding net interest income	–	18	–	10	94	–	(248)
– net income/(expense) from other financial instruments designated at fair value	–	–	48	–	–	–	–
– gains less losses from financial investments	79	–	–	–	–	–	–
– loan impairment charges and other credit risk provisions	(21)	–	–	–	–	–	–
Total gains/(losses) recognised in other comprehensive income[1]	334	70	(1)	61	113	–	83
– available-for-sale investments: fair value gains	145	–	–	–	–	–	–
– cash flow hedges: fair value gains	–	–	–	–	–	–	34
– exchange differences	189	70	(1)	61	113	–	49

Purchases	1,228	613	123	–	(31)	–	–
New issuances	–	–	–	–	1,416	–	–
Sales	(741)	(210)	(40)	–	–	–	–
Settlements	(722)	(40)	(29)	5	(801)	–	(99)
Transfers out	(1,654)	(31)	–	(228)	(720)	–	(321)
Transfers in	695	62	3	128	95	–	111
At 30 June 2014	6,443	5,829	712	2,478	7,680	–	1,861

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Movement in Level 3 financial instruments (continued)

	Assets				Liabilities
	Available for sale	Held for trading	Designated at fair value through profit or loss	Derivatives	Held for trading	Designated at fair value through profit or loss	Derivatives
	$m	$m	$m	$m	$m	$m	$m

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 30 June 2014	(21)	8	23	128	175	–	43
– trading income excluding net interest income	–	8	–	128	175	–	43
– net income from other financial instruments designated at fair value	–	–	23	–	–	–	–
– loan impairment charges and other credit risk provisions	(21)	–	–	–	–	–	–

At 1 July 2014	6,443	5,829	712	2,478	7,680	–	1,861
Total gains/(losses) recognised in profit or loss	116	176	8	949	(119)	–	243
– trading income/(expense) excluding net interest income	–	176	–	949	(119)	–	243
– net income/(expense) from other financial instruments designated at fair value	–	–	8	–	–	–	–
– gains less losses from financial investments	119	–	–	–	–	–	–
– loan impairment charges and other credit risk provisions	(3)	–	–	–	–	–	–
Total gains recognised in other comprehensive income[1]	(208)	(248)	(15)	(187)	(236)	–	(29)
– available-for-sale investments: fair value gains	63	–	–	–	–	–	–
– cash flow hedges: fair value losses	–	–	–	(9)	–	–	–
– exchange differences	(271)	(248)	(15)	(178)	(236)	–	(29)

Purchases	277	92	150	–	–	–	–
New issuances	–	–	–	–	651	–	–
Sales	(496)	(271)	(109)	–	–	–	–
Settlements	(533)	(9)	(49)	22	(854)	–	30
Transfers out	(1,373)	(81)	–	(316)	(1,198)	–	(206)
Transfers in	762	980	29	(22)	215	–	8

At 31 December 2014	4,988	6,468	726	2,924	6,139	–	1,907

Unrealised gains/(losses) recognised in profit or loss relating to assets and liabilities held at 31 December 2014	(3)	(7)	23	818	(297)	–	91
– trading income/(expense) excluding net interest income	–	(7)	–	818	(297)	–	91
– net income from other financial instruments designated at fair value	–	–	23	–	–	–	–
– loan impairment charges and other credit risk provisions	(3)	–	–	–	–	–	–

1 Included in ‘Available-for-sale investments: fair value gains/(losses)’ and ‘Exchange differences’ in the consolidated statement of comprehensive income.

Transfers between levels of the fair value hierarchy are deemed to occur at the end of the reporting period. Movements in available-for-sale assets are mainly driven by sales of private equity investments and the transfer out of Level 3 of legacy credit assets following greater price certainty. Purchases and sales in trading assets reflect origination and sell-down of syndicated loans.

Effect of changes in significant unobservable assumptions to reasonably possible alternatives

The following table shows the sensitivity of Level 3 fair values to reasonably possible alternative assumptions:

HSBC HOLDINGS PLC

Sensitivity of fair values to reasonably possible alternative assumptions

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	$m	$m	$m	$m

Derivatives, trading assets and trading liabilities[1]	255	(274)	–	–
Financial assets and liabilities designated at fair value	41	(42)	–	–
Financial investments: available for sale	33	(30)	222	(217)

At 30 June 2015	329	(346)	222	(217)

Derivatives, trading assets and trading liabilities[1]	266	(251)	–	–
Financial assets and liabilities designated at fair value	35	(60)	–	–
Financial investments: available for sale	–	–	369	(614)

At 30 June 2014	301	(311)	369	(614)

Derivatives, trading assets and trading liabilities[1]	296	(276)	–	–
Financial assets and liabilities designated at fair value	37	(47)	–	–
Financial investments: available for sale	51	(67)	270	(350)
At 31 December 2014	384	(390)	270	(350)

1	‘Derivatives, trading assets and trading liabilities’ are presented as one category to reflect the manner in which these financial instruments are risk-managed.

The reduction in the effect of both favourable and unfavourable changes during the period primarily reflects increased pricing certainty, in particular in private equity, and some reduction in Level 3 balances offset by decreased pricing certainty in derivative funding assumptions.

Sensitivity of fair values to reasonably possible alternative assumptions by Level 3 instrument type

	Reflected in profit or loss		Reflected in other comprehensive income
	Favourable changes	Unfavourable changes	Favourable changes	Unfavourable changes
	$m	$m	$m	$m

Private equity including strategic investments	79	(79)	171	(171)
Asset-backed securities	31	(9)	29	(24)
Loans held for securitisation	1	(1)	–	–
Structured notes	19	(14)	–	–
Derivatives with monolines	9	(9)	–	–
Other derivatives	117	(198)	–	–
Other portfolios	73	(36)	22	(22)

At 30 June 2015	329	(346)	222	(217)

Private equity including strategic investments	41	(78)	224	(481)
Asset-backed securities	47	(18)	103	(90)
Loans held for securitisation	2	(2)	–	–
Structured notes	15	(9)	–	–
Derivatives with monolines	21	(10)	–	–
Other derivatives	141	(156)	–	–
Other portfolios	34	(38)	42	(43)

At 30 June 2014	301	(311)	369	(614)

Private equity including strategic investments	77	(110)	172	(255)
Asset-backed securities	49	(22)	60	(55)
Loans held for securitisation	1	(1)	–	–
Structured notes	14	(9)	–	–
Derivatives with monolines	11	(11)	–	–
Other derivatives	129	(155)	–	–
Other portfolios	103	(82)	38	(40)

At 31 December 2014	384	(390)	270	(350)

Favourable and unfavourable changes are determined on the basis of sensitivity analysis. The sensitivity analysis aims to measure a range of fair values consistent with the application of a 95% confidence interval. Methodologies take account of the nature of the valuation technique employed, the availability and reliability of observable proxies and historical data. When the available data is not amenable to statistical analysis, the quantification of uncertainty is judgemental, but remains guided by the 95% confidence interval.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

When the fair value of a financial instrument is affected by more than one unobservable assumption, the above table reflects the most favourable or the most unfavourable change from varying the assumptions individually.

Key unobservable inputs to Level 3 financial instruments and inter-relationships

The table below lists key unobservable inputs to Level 3 financial instruments, and provides the range of those inputs as at 30 June 2015. The core range of inputs is the estimated range within which 90% of the inputs fall.

There has been no change to the key unobservable inputs to Level 3 financial instruments and inter-relationships therein which are detailed on page 388 of the Annual Report and Accounts 2014.

Quantitative information about significant unobservable inputs in Level 3 valuations

	Fair value
	Assets	Liabilities		Key unobservable	Full range of inputs		Core range of inputs
	$m	$m	Valuation technique	inputs	Lower	Higher	Lower	Higher
Private equity including strategic investments	3,661	33	See notes[3]	See notes[3]	n/a	n/a	n/a	n/a

Asset-backed securities	1,313	–
– CLO/CDO[1]	632	–	Market proxy	Prepayment rate	1%	6%	1%	6%
			Market proxy	Bid quotes	0	100	32	95
– other ABSs	681	–	Market proxy	Bid quotes	0	102	26	72

Loans held for securitisation	35	–

Structured notes	–	5,272
– equity-linked notes	–	4,283	Model – option model	Equity volatility	11%	78%	19%	40%
			Model – option model	Equity correlation	35%	91%	43%	79%
– fund-linked notes	–	390	Model – option model	Fund volatility	6%	8%	6%	8%
– FX-linked notes	–	282	Model – option model	FX volatility	1%	27%	6%	15%
– other	–	317
Derivatives with monolines	189	–	Model – discounted cash flow	Credit spread	4%	4%	4%	4%

Other derivatives	2,886	1,443

Interest rate derivatives: – securitisation swaps	733	649	Model – discounted cash flow	Prepayment rate	0%	58%	5%	56%
– long-dated swaptions	1,404	160	Model – option model	IR volatility	4%	58%	18%	40%
– other	285	70

FX derivatives:
– FX options	153	124	Model – option model	FX volatility	0%	27%	6%	12%
– other	16	4

Equity derivatives:
– long-dated single stock options	170	227	Model – option model	Equity volatility	10%	70%	18%	45%
– other	35	146

Credit derivatives:
– other	90	63

Other portfolios	5,204	5
– structured certificates	4,416	–	Model – discounted cash flow	Credit volatility	2%	4%	2%	4%
– EM corporate debt	248	–	Market proxy	Credit spread	4%	4%	4%	4%
			Market proxy	Bid quotes	76	136	104	133
Other[2]	540	5

At 30 June 2015	13,288	6,753

1	Collateralised loan obligation/collateralised debt obligation.
2	’Other’ includes a range of smaller asset holdings.
3	See notes on page 388 of the Annual Report and Accounts 2014.

HSBC HOLDINGS PLC

8	Fair values of financial instruments not carried at fair value

The basis for measuring the fair values of loans and advances to banks and customers, financial investments, deposits by banks, customer accounts, debt securities in issue and subordinated liabilities is explained on page 391 of the Annual Report and Accounts 2014.

Fair values of financial instruments which are not carried at fair value on the balance sheet

	At 30 June 2015		At 30 June 2014		At 31 December 2014
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying Amount	Fair value
	$m	$m	$m	$m	$m	$m

Assets
Loans and advances to banks	109,405	109,411	127,387	127,421	112,149	112,133
Loans and advances to customers	953,985	953,388	1,047,241	1,040,666	974,660	972,837
Reverse repurchase agreements – non-trading	149,384	149,406	198,301	198,287	161,713	161,723
Financial investments:
– debt securities	42,177	43,367	25,256	26,196	37,751	39,163

Liabilities
Deposits by banks	71,140	71,128	92,764	92,758	77,426	77,398
Customer accounts	1,335,800	1,336,068	1,415,705	1,415,732	1,350,642	1,350,595
Repurchase agreements – non-trading	81,506	81,506	165,506	165,506	107,432	107,432
Debt securities in issue	102,656	103,160	96,397	97,536	95,947	96,403
Subordinated liabilities	24,781	27,045	28,052	31,084	26,664	30,054

Other financial instruments not carried at fair value are typically short-term in nature and reprice to current market rates frequently. Accordingly, their carrying amount is a reasonable approximation of fair value.

9	Financial assets designated at fair value

		At
	30 June 2015	30 June 2014	31 December 2014
	$m	$m	$m
Financial assets designated at fair value:
– not subject to repledge or resale by counterparties	25,168	31,523	28,357
– which may be repledged or resold by counterparties	–	300	680
	25,168	31,823	29,037
Treasury and other eligible bills	63	27	56
Debt securities	4,485	9,870	8,891
Equity securities	20,465	21,886	20,006
Securities designated at fair value	25,013	31,783	28,953
Loans and advances to banks and customers	155	40	84
	25,168	31,823	29,037
Securities designated at fair value[1]
		At
	30 June 2015	30 June 2014	31 December 2014
	$m	$m	$m

US Treasury and US Government agencies[2]	7	12	8
UK Government	127	153	140
Hong Kong Government	34	111	40
Other government	779	4,729	4,088
Asset-backed securities[3]	17	354	18
Corporate debt and other securities	3,584	4,538	4,653
Equity securities	20,465	21,886	20,006
	25,013	31,783	28,953

1	Included within these figures are debt securities issued by banks and other financial institutions of $1,545m (30 June 2014: $1,587m; 31 December 2014: $1,388m), of which $102m (30 June 2014: $31m; 31 December 2014: $24m) are guaranteed by various governments.
2	‘US Treasury and US Government agencies’ includes securities that are supported by an explicit guarantee issued by the US Government.
3	Excludes asset-backed securities included under US Treasury and US Government agencies.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Securities listed on a recognised exchange and unlisted

	Treasury and other eligible bills	Debt Securities	Equity securities	Total
	$m	$m	$m	$m

Fair value
Listed[1]	–	2,473	13,071	15,544
Unlisted	63	2,012	7,394	9,469
At 30 June 2015	63	4,485	20,465	25,013

Listed [1]	–	2,706	15,902	18,608
Unlisted	27	7,164	5,984	13,175
At 30 June 2014	27	9,870	21,886	31,783

Listed[1]	5	2,731	13,837	16,573
Unlisted	51	6,160	6,169	12,380
At 31 December 2014	56	8,891	20,006	28,953

1	Included within listed securities are $1,593m (30 June 2014: $1,337m; 31 December 2014: $1,361m) of investments listed on a recognised exchange in Hong Kong.

10	Derivatives

Fair values of derivatives by product contract type held by HSBC

	Assets			Liabilities
	Trading	Hedging	Total	Trading	Hedging	Total
	$m	$m	$m	$m	$m	$m

Foreign exchange	89,992	1,302	91,294	90,812	775	91,587
Interest rate	322,112	1,628	323,740	312,496	3,417	315,913
Equities	12,243	–	12,243	12,985	–	12,985
Credit	7,130	–	7,130	7,327	–	7,327
Commodity and other	2,702	–	2,702	2,339	–	2,339
Gross total fair values	434,179	2,930	437,109	425,959	4,192	430,151
Offset			(140,167)			(140,167)
At 30 June 2015			296,942			289,984

Foreign exchange	56,756	1,993	58,749	54,999	500	55,499
Interest rate	426,714	2,097	428,811	417,705	4,715	422,420
Equities	10,993	–	10,993	13,808	–	13,808
Credit	7,944	–	7,944	8,146	–	8,146
Commodity and other	1,285	–	1,285	1,564	–	1,564
Gross total fair values	503,692	4,090	507,782	496,222	5,215	501,437
Offset			(237,943)			(237,943)
At 30 June 2014			269,839			263,494

Foreign exchange	95,584	1,728	97,312	95,187	572	95,759
Interest rate	471,379	1,864	473,243	463,456	4,696	468,152
Equities	11,694	–	11,694	13,654	–	13,654
Credit	9,340	–	9,340	10,061	–	10,061
Commodity and other	3,884	–	3,884	3,508	–	3,508
Gross total fair values	591,881	3,592	595,473	585,866	5,268	591,134
Offset			(250,465)			(250,465)
At 31 December 2014			345,008			340,669

Derivative assets decreased during the first half of 2015, primarily driven by a decrease in the fair value of interest rate derivatives as yield curves in major currencies steepened, and from ‘portfolio compression’ exercises. This resulted in the decrease in gross fair values and a corresponding decrease in the offset amount.

HSBC HOLDINGS PLC

Trading derivatives

The notional contract amounts of derivatives held for trading purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk. The 20% decline in the notional amounts of HSBC’s derivative contracts during the first half of 2015 was primarily driven by interest rate derivatives, reflecting participation in industry-wide ‘portfolio compression’ exercises.

Notional contract amounts of derivatives held for trading purposes by product type

	At
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m

Foreign exchange	5,982,764	5,560,351	5,548,075
Interest rate	15,991,209	27,069,408	22,047,278
Equities	592,453	593,532	568,932
Credit	485,268	615,765	550,197
Commodity and other	82,138	88,297	77,565

	23,133,832	33,927,353	28,792,047

Credit derivatives

The notional contract amount of credit derivatives of $485bn (30 June 2014: $616bn; 31 December 2014: $550bn) consisted of protection bought of $245bn (30 June 2014: $306bn; 31 December 2014: $272bn) and protection sold of $240bn (30 June 2014: $310bn; 31 December 2014: $278bn).

HSBC manages the credit risk arising on buying and selling credit derivative protection by including the related credit exposures within its overall credit limit structure for the relevant counterparty. The trading of credit derivatives is restricted to a small number of offices within the major centres which have the control infrastructure and market skills to manage effectively the credit risk inherent in the products.

Derivatives valued using models with unobservable inputs

The difference between the fair value at initial recognition (the transaction price) and the value that would have been derived had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:

Unamortised balance of derivatives valued using models with significant unobservable inputs

	Half-year to
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m

Unamortised balance at beginning of period	114	167	135
Deferral on new transactions	118	74	103
Recognised in the income statement during the period:	(115)	(112)	(122)
– amortisation	(69)	(56)	(58)
– subsequent to unobservable inputs becoming observable	(1)	(7)	(6)
– maturity or termination, or offsetting derivative	(45)	(49)	(58)
Exchange differences	–	6	(2)
Unamortised balance at end of period[1]	117	135	114

1	This amount is yet to be recognised in the consolidated income statement.

The fair value at initial recognition is the transaction price. The transaction price may be viewed as the combination of a model price and a margin. In subsequent periods, the model price reflects changes in market conditions. The unamortised balance reflects that component of the margin that has yet to be recognised in the income statement.

Hedge accounting derivatives

The notional contract amounts of derivatives held for hedge accounting purposes indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Notional contract amounts of derivatives held for hedging purposes by product type

	At 30 June 2015		At 30 June 2014		At 31 December 2014
	Cash flow hedges $m	Fair value hedges $m	Cash flow hedges $m	Fair value hedges $m	Cash flow hedges $m	Fair value hedges $m

Foreign exchange	24,611	128	25,456	97	25,340	–
Interest rate	118,599	88,994	220,089	101,784	190,902	90,338

	143,210	89,122	245,545	101,881	216,242	90,338

11	Financial investments

	At
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m
Financial investments:
– not subject to repledge or resale by counterparties	392,367	409,500	380,419
– which may be repledged or resold by counterparties	12,315	14,210	35,048
	404,682	423,710	415,467

Carrying amounts and fair values of financial investments

	At 30 June 2015		At 30 June 2014		At 31 December 2014
	Carrying amount $m	Fair value $m	Carrying amount $m	Fair value $m	Carrying amount $m	Fair value $m

Treasury and other eligible bills	92,390	92,390	78,177	78,177	81,517	81,517
– available for sale	92,390	92,390	78,177	78,177	81,517	81,517

Debt securities	306,508	307,699	336,807	337,747	323,256	324,668
– available for sale	264,331	264,332	311,551	311,551	285,505	285,505
– held to maturity	42,177	43,367	25,256	26,196	37,751	39,163

Equity securities	5,784	5,784	8,726	8,726	10,694	10,694
– available for sale	5,784	5,784	8,726	8,726	10,694	10,694

	404,682	405,873	423,710	424,650	415,467	416,879

Financial investments at amortised cost and fair value

	Amortised cost $m	[1]	Fair value $m	[2]

US Treasury	37,187		37,485
US Government agencies[3]	22,954		22,897
US Government sponsored entities[3]	9,909		10,232
UK Government	21,473		21,793
Hong Kong Government	50,804		50,813
Other government	146,758		149,117
Asset-backed securities[4]	16,642		15,972
Corporate debt and other securities	90,356		91,780
Equities	4,261		5,784
At 30 June 2015	400,344		405,873

US Treasury	37,378		37,900
US Government agencies[3]	17,393		17,326
US Government sponsored entities[3]	5,087		5,407
UK Government	29,941		30,189
Hong Kong Government	50,187		50,191
Other government	160,023		163,796
Asset-backed securities[4]	24,574		22,665
Corporate debt and other securities	85,864		88,448
Equities	7,876		8,728
At 30 June 2014	418,323		424,650

HSBC HOLDINGS PLC

Financial investments at amortised cost and fair value (continued)

	Amortised cost $m	[1]	Fair value $m	[2]

US Treasury	33,931		34,745
US Government agencies[3]	18,326		18,516
US Government sponsored entities[3]	9,339		9,761
UK Government	28,680		29,758
Hong Kong Government	43,573		43,574
Other government	159,846		163,402
Asset-backed securities[4]	20,911		19,177
Corporate debt and other securities	84,387		87,252
Equities	7,421		10,694
At 31 December 2014	406,414		416,879

1	Represents the amortised cost or cost basis of the financial investment.
2	Included within these figures are debt securities issued by banks and other financial institutions of $67bn (30 June 2014: $56bn; 31 December 2014: $54bn), of which $18bn (30 June 2014: $11bn; 31 December 2014: $9bn) were guaranteed by various governments. The fair value of the debt securities issued by banks and other financial institutions at 30 June 2015 was $67bn (30 June 2014: $57bn; 31 December 2014: $54bn).
3	‘US Government agencies’ and ‘sponsored entities’ include securities that are supported by an explicit guarantee issued by the US Government.
4	Excludes asset-backed securities included under US Government agencies and sponsored entities.

Financial investments listed and unlisted

	Treasury and other eligible bills available for sale $m	Debt securities available for sale $m	Debt securities held to maturity $m	Equity securities available for sale $m	Total $m

Carrying amount
Listed[1]	5,609	159,707	8,117	898	174,331
Unlisted[2]	86,781	104,624	34,060	4,886	230,351
At 30 June 2015	92,390	264,331	42,177	5,784	404,682

Listed[1]	4,219	160,719	6,325	3,892	175,155
Unlisted[2]	73,958	150,832	18,931	4,834	248,555
At 30 June 2014	78,177	311,551	25,256	8,726	423,710

Listed[1]	4,101	168,879	6,037	5,928	184,945
Unlisted[2]	77,416	116,626	31,714	4,766	230,522
At 31 December 2014	81,517	285,505	37,751	10,694	415,467

1	The fair value of listed held-to-maturity debt securities at 30 June 2015 was $8bn (30 June 2014: $7bn; 31 December 2014: $6bn). Included within listed investments were $5bn (30 June 2014: $4bn; 31 December 2014: $4bn) of investments listed on a recognised exchange in Hong Kong.
2	Unlisted treasury and other eligible bills available for sale primarily comprise treasury bills not listed on an exchange but for which there is a liquid market.

Maturities of investments in debt securities at their carrying amount

	1 year or less $m	5 years or less but over 1 year $m	10 years or less but over 5 years $m	Over 10 years $m	Total $m

Available for sale	61,158	127,281	35,291	40,601	264,331
Held to maturity	1,862	10,886	7,797	21,632	42,177
At 30 June 2015	63,020	138,167	43,088	62,233	306,508

Available for sale	69,692	144,859	52,676	44,324	311,551
Held to maturity	2,055	8,811	7,003	7,387	25,256
At 30 June 2014	71,747	153,670	59,679	51,711	336,807

Available for sale	68,344	134,815	44,938	37,408	285,505
Held to maturity	1,396	9,622	7,087	19,646	37,751
At 31 December 2014	69,740	144,437	52,025	57,054	323,256

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

12	Assets held for sale and liabilities of disposal groups held for sale

	At
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m

Disposal groups	60,513	9,620	6,883
Non-current assets held for sale	416	628	764

Total assets held for sale	60,929	10,248	7,647
Liabilities of disposal groups held for sale	53,226	12,361	6,934

Disposal groups

Brazil

In the first half of 2015, we announced the plan to sell our operations in Brazil. At 30 June 2015, the sale was considered highly probable and therefore the assets and liabilities of the disposal group were classified as held for sale. The disposal group includes the assets and liabilities expected to be sold plus allocated goodwill as set out in the table below.

The disposal group is measured at its carrying amount at 30 June 2015 which is lower than its fair value less cost to sell. The carrying amount includes a $1.3bn deferred tax asset (see Note 2) and $1.3bn of allocated goodwill (see Note 20). The assets and liabilities of the disposal group have been reclassified from their individual lines in the consolidated balance sheet and are presented in separate ‘Held for sale’ lines at 30 June 2015. There is no change to the comparative balance sheet presentation and there is no separate presentation in the income statement.

The planned sale gives rise to a deferred tax liability of $0.2bn (recorded in deferred tax liabilities in the Group’s consolidated balance sheet). At 30 June 2015, there were no other significant accounting implications in respect of the planned sale although this may evolve as it progresses. The disposal group represents a foreign operation and when the disposal completes the cumulative amount of associated exchange differences previously recognised in other comprehensive income will be reclassified to the income statement. At 30 June 2015, there was a cumulative loss of $1.7bn in the Group’s foreign exchange reserve attributable to the Brazilian operations.

Other

During 2014, we entered into an agreement to sell our pensions business in the UK. This represents the Other disposal group in the table below.

In the first half of 2015, we also announced the plan to sell our operations in Turkey. At 30 June 2015, the planned sale was not considered highly probable and therefore the operations were not classified as held for sale.

The major classes of assets and associated liabilities of disposal groups held for sale are as follows:

	At 30 June 2015
	Brazil $m	Other $m	Total $m

Assets of disposal groups held for sale
Trading assets	1,887	–	1,887
Fair value of financial assets designated at fair value	4,130	6,187	10,317
Loans and advances to banks	4,193	–	4,193
Loans and advances to customers	20,827	–	20,827
Reverse repurchase agreements	6,142	–	6,142
Financial investments	8,073	–	8,073
Goodwill and intangible assets	1,847	134	1,981
Deferred tax asset	1,273	–	1,273
Prepayments, accrued income and other assets	5,167	653	5,820

Total assets	53,539	6,974	60,513

Liabilities of disposal groups held for sale
Deposits by banks	2,212	–	2,212
Customer accounts	19,432	–	19,432
Debt securities in issue	10,790	–	10,790
Liabilities under insurance contracts	4,462	2,972	7,434
Accruals, deferred income and other liabilities	9,380	3,978	13,358

Total liabilities	46,276	6,950	53,226
Expected date of completion	2016	Q3 2015
Operating segment	Latin America	Europe

Fair value of selected financial instruments which are not carried at fair value on the balance sheet
Loans and advances to banks and customers	24,675	–	24,675

Customer accounts	19,401	–	19,401

HSBC HOLDINGS PLC

13	Assets charged as security for liabilities and collateral accepted as security for assets

Information on financial assets pledged as security for liabilities and collateral accepted as security for assets is disclosed on pages 401 and 402 of the Annual Report and Accounts 2014. There was no material change in the amount of assets charged as security for liabilities and collateral accepted as security for assets at 30 June 2015.

14	Interests in associates and joint ventures

At 30 June 2015, the carrying amount of HSBC’s interests in associates and joint ventures was $18.7bn (30 June 2014: $17.5bn; 31 December 2014: $18.2bn).

Principal associates of HSBC

	At 30 June 2015			At 30 June 2014			At 31 December 2014
	Carrying amount $m	Fair value $m	[1]	Carrying amount $m	Fair value $m	[1]	Carrying amount $m	Fair value $m	[1]

Listed
Bank of Communications Co., Limited	15,021	14,715		14,113	9,757		14,590	13,140
The Saudi British Bank	2,905	5,312		2,579	5,205		2,811	6,220
	17,926	20,027		16,692	14,962		17,401	19,360

1	Principal associates are listed on recognised stock exchanges. The fair values are based on the quoted market prices of the shares held (Level 1 in the fair value hierarchy).

Bank of Communications Co., Limited

Impairment testing

As at 30 June 2015, the fair value of HSBC’s investment in Bank of Communications Co., Limited (‘BoCom’) had been below the carrying amount for approximately 38 months, apart from a short period in 2013 and briefly during the first half of 2015. As a result, we performed an impairment test on the carrying amount of the investment in BoCom. The test confirmed that there was no impairment as at 30 June 2015.

	At 30 June 2015			At 30 June 2014			At 31 December 2014
	VIU $bn	Carrying value $bn	Fair value $bn	VIU $bn	Carrying value $bn	Fair value $bn	VIU $bn	Carrying value $bn	Fair value $bn

BoCom	16.5	15.0	14.7	14.6	14.1	9.8	15.7	14.6	13.1

Basis of recoverable amount

The impairment test was performed by comparing the recoverable amount of BoCom, determined by a value-in-use (‘VIU’) calculation, with its carrying amount. The VIU calculation uses discounted cash flow projections based on management’s estimates of earnings. Cash flows beyond the short to medium-term are then extrapolated in perpetuity using a long-term growth rate. An imputed capital maintenance charge (‘CMC’) is included to meet the expected regulatory capital requirements, and calculated as a deduction from forecast cash flows. The principal inputs to the CMC calculation include estimates of asset growth, the ratio of risk-weighted assets to total assets, and the expected regulatory capital requirements. Management judgement is required in estimating the future cash flows of BoCom.

Key assumptions in VIU calculation

Long-term growth rate: the growth rate used was 5% (30 June 2014: 5%; 31 December 2014: 5%) for periods after 2018 and does not exceed forecast GDP growth in mainland China.

Long-term asset growth rate: the growth rate used was 4% (30 June 2014: 4%; 31 December 2014: 4%) for periods after 2018 and this is the rate of growth required for an assumed 5% long-term growth rate in profit.

Discount rate: the discount rate of 13% (30 June 2014: 13%; 31 December 2014: 13%) is derived from a range of values obtained by applying a Capital Asset Pricing Model (‘CAPM’) calculation for BoCom, using market data. Management supplements this by comparing the rates derived from the CAPM with discount rates available from external sources, and HSBC’s discount rate for evaluating investments in mainland China. The discount rate used was within the range of 10.1% to 14.3% (30 June 2014: 11.2% to 15.3%; 31 December 2014: 11.4% to 14.2%) indicated by the CAPM and external sources.

Loan impairment charge as a percentage of customer advances: the ratio used ranges from 0.73% to 1% (30 June 2014: 0.63% to 1%; 31 December 2014: 0.73% to 1%) in the short-to medium-term. The long-term ratio was assumed to revert to a historical rate of 0.65% (30 June 2014: 0.65%; 31 December 2014: 0.65%). The rates were within the medium-term range forecasts of 0.54% to 1.02% (30 June 2014: 0.52% to 1.11%; 31 December 2014: 0.51% to 1.08%) disclosed by external analysts.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Risk-weighted assets as a percentage of total assets: the ratio used ranges from 70% to 72% (30 June 2014: 70.2% throughout; 31 December 2014: 70% to 72%) in the short- to medium-term. The long-term ratio reverts to a rate of 70% (30 June 2014: 70.2%; 31 December 2014: 70%).

Cost-income ratio: the ratio used was 41% (30 June 2014: ranged from 40.8% to 43.0%; 31 December 2014: ranged from 40.0% to 42.4%) in the short- to medium-term. The ratios were within the short- to medium-term range forecasts of 37.5% to 43.5% (30 June 2014: 39.8% to 44.3%; 31 December 2014: 37.2% to 44.5%) disclosed by external analysts.

Sensitivity analyses were performed on each key assumption to ascertain the impact of reasonably possible changes in assumptions. The following changes to each key assumption on its own used in the VIU calculation would be necessary to reduce headroom to nil:

Key assumption	Changes to key assumption to reduce headroom to nil

• Long-term growth rate

• Long-term asset growth rate

• Discount rate

• Loan impairment charge as a percentage of customer advances

• Risk-weighted assets as a percentage of total assets

• Cost-income ratio

• Decrease by 56 basis points • Increase by 56 basis points • Increase by 72 basis points • Increase by 12 basis points • Increase by 4.4% • Increase by 2.5%

15	Trading liabilities

	At
	30 June 2015 $m	30 June 2014 $m	31 December 2014 $m

Deposits by banks	45,900	47,901	41,453
Customer accounts[1]	52,384	67,077	50,600
Other debt securities in issue	33,957	35,071	33,602
Other liabilities – net short positions in securities	49,194	78,086	64,917
	181,435	228,135	190,572

1	Structured deposits placed at HSBC Bank USA and HSBC Trust Company (Delaware) National Association are insured by the Federal Deposit Insurance Corporation (FDIC), a US government agency, up to $250,000 per depositor.

At 30 June 2015, the cumulative amount of change in fair value attributable to changes in credit risk was a gain of $16m (30 June 2014: loss of $123m; 31 December 2014: loss of $79m).

HSBC HOLDINGS PLC

16	Maturity analysis of assets and liabilities

HSBC

Maturity analysis of assets and liabilities

	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash and balances at central banks	144,324	–	–	–	–	–	–	–	144,324
Items in the course of collection from other banks	10,190	–	–	–	–	–	–	–	10,190
Hong Kong Government certificates of indebtedness	28,104	–	–	–	–	–	–	–	28,104
Trading assets	282,483	–	–	–	–	147	508	–	283,138
Financial assets designated at fair value	383	182	164	232	214	743	2,944	20,306	25,168
Derivatives	294,171	84	22	296	240	624	856	649	296,942
Loans and advances to banks	74,112	16,136	4,272	2,882	2,117	6,145	2,047	1,694	109,405
Loans and advances to customers	192,308	73,948	51,291	36,703	37,713	83,083	198,247	280,692	953,985
Reverse repurchase agreements – non-trading	102,041	24,539	10,795	6,659	1,599	2,521	1,230	–	149,384
Financial investments	32,486	52,871	35,737	18,669	16,588	41,709	97,837	108,785	404,682
Assets held for sale	17,846	4,378	3,501	1,883	2,852	6,682	6,553	11,489	55,184
Accrued income and other financial assets	12,008	7,151	1,757	390	275	469	421	2,435	24,906
Total financial assets	1,190,456	179,289	107,539	67,714	61,598	142,123	310,643	426,050	2,485,412
Non-financial assets	–	–	–	–	–	–	–	86,301	86,301
Total assets at 30 June 2015	1,190,456	179,289	107,539	67,714	61,598	142,123	310,643	512,351	2,571,713

Financial liabilities
Hong Kong currency notes in circulation	28,104	–	–	–	–	–	–	–	28,104
Deposits by banks	62,588	2,961	871	468	150	739	3,286	77	71,140
Customer accounts	1,217,805	57,511	25,235	11,448	10,972	7,933	4,565	331	1,335,800
Repurchase agreements – non-trading	64,910	11,795	2,861	601	339	–	500	500	81,506
Items in the course of transmission to other banks	12,711	–	–	–	–	–	–	–	12,711
Trading liabilities	146,612	1,523	2,597	2,572	1,505	6,051	10,098	10,477	181,435
Financial liabilities designated at fair value	101	899	1,309	3,864	3,082	5,590	12,937	41,703	69,485
Derivatives	286,128	81	33	27	420	574	1,143	1,578	289,984
Debt securities in issue	16,235	13,703	19,315	11,725	7,924	8,421	19,782	5,551	102,656
Liabilities of disposal groups held for sale	26,188	1,827	4,731	2,071	1,802	1,995	3,088	8,248	49,950
Accruals and other financial liabilities	20,451	6,467	2,343	1,424	1,115	816	1,229	888	34,733
Subordinated liabilities	–	2	1,557	402	–	69	3,194	19,557	24,781
Total financial liabilities	1,881,833	96,769	60,852	34,602	27,309	32,188	59,822	88,910	2,282,285
Non-financial liabilities	–	–	–	–	–	–	–	88,046	88,046
Total liabilities at 30 June 2015	1,881,833	96,769	60,852	34,602	27,309	32,188	59,822	176,956	2,370,331

HSBC HOLDINGS PLC

Notes on Financial Statements (unaudited) (continued)

	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash and balances at central banks	132,137	–	–	–	–	–	–	–	132,137
Items in the course of collection from other banks	8,144	–	–	–	–	–	–	–	8,144
Hong Kong Government certificates of indebtedness	26,640	–	–	–	–	–	–	–	26,640
Trading assets	345,144	1,025	100	–	–	–	837	–	347,106
Financial assets designated at fair value	863	346	469	646	289	1,361	3,740	24,109	31,823
Derivatives	265,816	345	551	82	309	669	1,120	947	269,839
Loans and advances to banks	86,341	20,506	3,958	1,908	2,517	6,734	3,390	2,033	127,387
Loans and advances to customers	252,285	81,682	54,901	30,874	35,921	96,919	189,032	305,627	1,047,241
Reverse repurchase agreements – non-trading	138,214	41,593	7,387	5,034	4,190	363	1,520	–	198,301
Financial investments	30,651	43,087	33,722	20,295	21,715	43,448	111,847	118,945	423,710
Assets held for sale	1,600	199	72	106	47	115	210	6,598	8,947
Accrued income and other financial assets	18,184	7,671	2,549	1,305	299	702	853	3,652	35,215
Total financial assets	1,306,019	196,454	103,709	60,250	65,287	150,311	312,549	461,911	2,656,490
Non-financial assets	–	–	–	–	–	–	–	97,103	97,103
Total assets at 30 June 2014	1,306,019	196,454	103,709	60,250	65,287	150,311	312,549	559,014	2,753,593

Financial liabilities
Hong Kong currency notes in circulation	26,640	–	–	–	–	–	–	–	26,640
Deposits by banks[1]	83,467	3,888	1,613	346	323	850	1,801	476	92,764
Customer accounts[1]	1,269,487	62,090	29,768	14,215	20,194	14,620	5,065	266	1,415,705
Repurchase agreements – non-trading	126,600	23,791	7,603	2,239	4,523	–	–	750	165,506
Items in the course of transmission to other banks	9,936	–	–	–	–	–	–	–	9,936
Trading liabilities	189,446	1,304	3,763	3,713	2,752	6,879	9,396	10,882	228,135
Financial liabilities designated at fair value	2,648	973	9	2,135	4,291	9,211	18,622	45,079	82,968
Derivatives	258,655	40	78	41	92	698	1,650	2,240	263,494
Debt securities in issue	16,560	9,767	10,576	9,592	6,417	18,854	19,081	5,550	96,397
Liabilities of disposal groups held for sale	7,894	227	49	66	116	225	585	3,158	12,320
Accruals and other financial liabilities	23,412	8,366	3,086	1,939	1,416	1,661	1,632	1,075	42,587
Subordinated liabilities	16	114	26	183	–	308	4,006	23,399	28,052
Total financial liabilities	2,014,761	110,560	56,571	34,469	40,124	53,306	61,838	92,875	2,464,504
Non-financial liabilities	–	–	–	–	–	–	–	90,367	90,367
Total liabilities at 30 June 2014	2,014,761	110,560	56,571	34,469	40,124	53,306	61,838	183,242	2,554,871

HSBC HOLDINGS PLC

Maturity analysis of assets and liabilities (continued)

	Due not more than 1 month	Due over 1 month but not more than 3 months	Due over 3 months but not more than 6 months	Due over 6 months but not more than 9 months	Due over 9 months but not more than 1 year	Due over 1 year but not more than 2 years	Due over 2 years but not more than 5 years	Due over 5 years	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Financial assets
Cash and balances at central banks	129,957	–	–	–	–	–	–	–	129,957
Items in the course of collection from other banks	4,927	–	–	–	–	–	–	–	4,927
Hong Kong Government certificates of indebtedness	27,674	–	–	–	–	–	–	–	27,674
Trading assets	303,463	–	–	–	–	–	730	–	304,193
Financial assets designated at fair value	244	399	417	346	208	1,825	4,634	20,964	29,037
Derivatives	341,558	56	463	220	32	1,003	1,033	643	345,008
Loans and advances to banks	73,758	17,649	5,682	1,934	1,850	7,371	1,981	1,924	112,149
Loans and advances to customers	203,130	76,236	55,018	35,347	37,674	91,300	187,728	288,227	974,660
Reverse repurchase agreements – non-trading	116,002	30,490	9,076	2,230	582	868	2,465	–	161,713
Financial investments	28,237	50,445	41,503	14,577	17,011	48,392	96,891	118,411	415,467
Assets held for sale	114	186	13	18	10	41	126	6,224	6,732
Accrued income and other financial assets	17,756	7,386	2,402	587	317	707	1,156	3,579	33,890
Total financial assets	1,246,820	182,847	114,574	55,259	57,684	151,507	296,744	439,972	2,545,407
Non-financial assets	–	–	–	–	–	–	–	88,732	88,732
Total assets at 31 December 2014	1,246,820	182,847	114,574	55,259	57,684	151,507	296,744	528,704	2,634,139

Financial liabilities
Hong Kong currency notes in circulation	27,674	–	–	–	–	–	–	–	27,674
Deposits by banks	66,829	2,890	2,539	511	810	621	2,963	263	77,426
Customer accounts	1,216,574	57,127	32,925	15,023	13,586	9,278	5,819	310	1,350,642
Repurchase agreements – non-trading	95,243	5,029	4,054	1,392	714	–	–	1,000	107,432
Items in the course of transmission to other banks	5,990	–	–	–	–	–	–	–	5,990
Trading liabilities	155,604	2,041	2,636	1,439	2,918	5,744	9,603	10,587	190,572
Financial liabilities designated at fair value	981	912	4,264	972	1,557	8,500	15,037	43,930	76,153
Derivatives	335,802	23	86	223	54	621	1,121	2,739	340,669
Debt securities in issue	14,741	15,424	13,027	7,854	6,050	14,209	19,481	5,161	95,947
Liabilities of disposal groups held for sale	191	28	56	55	63	213	551	2,837	3,994
Accruals and other financial liabilities	20,893	9,170	3,013	1,166	1,757	1,355	1,674	818	39,846
Subordinated liabilities	–	150	–	3	167	113	3,607	22,624	26,664
Total financial liabilities	1,940,522	92,794	62,600	28,638	27,676	40,654	59,856	90,269	2,343,009
Non-financial liabilities	–	–	–	–	–	–	–	91,152	91,152
Total liabilities at 31 December 2014	1,940,522	92,794	62,600	28,638	27,676	40,654	59,856	181,421	2,434,161

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

17	Provisions

	Restructuring costs	Contractual commitments	Legal proceedings and regulatory matters	Customer remediation	Other provisions	Total
	$m	$m	$m	$m	$m	$m

At 1 January 2015	197	234	2,184	1,831	552	4,998
Additional provisions/increase in provisions	92	35	1,432	155	45	1,759
Provisions utilised	(47)	(1)	(145)	(450)	(71)	(714)
Amounts reversed	(13)	(10)	(86)	(13)	(50)	(172)
Unwinding of discounts	–	–	24	4	–	28
Exchange differences and other movements	(34)	(89)	(441)	(173)	(37)	(774)
At 30 June 2015	195	169	2,968	1,354	439	5,125

At 1 January 2014	271	177	1,832	2,382	555	5,217
Additional provisions/increase in provisions	51	38	188	299	67	643
Provisions utilised	(77)	(1)	(214)	(1,085)	(51)	(1,428)
Amounts reversed	(20)	(14)	(157)	(64)	(46)	(301)
Unwinding of discounts	–	–	22	3	3	28
Exchange differences and other movements	1	(6)	94	37	(2)	124
At 30 June 2014	226	194	1,765	1,572	526	4,283

At 1 July 2014	226	194	1,765	1,572	526	4,283
Additional provisions/increase in provisions	96	98	1,564	1,141	87	2,986
Provisions utilised	(66)	(1)	(895)	(684)	(61)	(1,707)
Amounts reversed	(23)	(32)	(124)	(120)	(20)	(319)
Unwinding of discounts	–	1	21	7	8	37
Exchange differences and other movements	(36)	(26)	(147)	(85)	12	(282)
At 31 December 2014	197	234	2,184	1,831	552	4,998

Further details of ‘Legal proceedings and regulatory matters’ are set out in Note 19. Legal proceedings include civil court, arbitration or tribunal proceedings brought against HSBC companies (whether by way of claim or counterclaim) or civil disputes that may, if not settled, result in court, arbitration or tribunal proceedings. Regulatory matters refer to investigations, reviews and other actions carried out by, or in response to the actions of, regulators or law enforcement agencies in connection with alleged wrongdoing by HSBC.

‘Customer remediation’ refers to activities (root cause analysis, customer contact, case reviews, decision making and redress calculations) carried out by HSBC to compensate customers for losses or damages associated with a failure to comply with regulations or to treat customers fairly. Customer remediation is often initiated by HSBC in response to customer complaints and/or industry developments in sales practices, and is not necessarily initiated by regulatory action.

Payment Protection Insurance

At 30 June 2015, a provision of $903m (30 June 2014: $759m; 31 December 2014: $1,079m) was held relating to the estimated liability for redress in respect of the possible mis-selling of payment protection insurance (‘PPI’) policies in previous years. An increase in provisions of $91m was recognised during the half-year to 30 June 2015, primarily reflecting higher expected levels of inbound complaints by claims management companies compared with previous forecasts.

The estimated liability for redress is calculated on the basis of the total premiums paid by the customer plus simple interest of 8% per annum (or the rate inherent in the related loan product where higher). The basis for calculating the redress liability is the same for single premium and regular premium policies. Future estimated redress levels are based on historically observed redress per policy.

A total of 5.4m PPI policies have been sold by HSBC since 2000 which generated estimated gross written premiums of approximately $4.9bn and revenues of approximately $4.0bn at first half of 2015 average exchange rates. At 30 June 2015, the estimated total complaints expected to be received were 2.0m, representing 36% of total policies sold. It is estimated that contact will be made with regard to 2.3m policies, representing 43% of total policies sold. This estimate includes inbound complaints as well as HSBC’s proactive contact exercise on certain policies (‘outbound contact’).

The following table details the cumulative number of complaints received at 30 June 2015 and the number of claims expected in the future:

	Cumulative to 30 June 2015	Future expected
Inbound complaints[1] (000s of policies)	1,293	300
Outbound contact (000s of policies)	571	167
Response rate to outbound contact	51%	51%
Average uphold rate per claim[2]	73%	73%
Average redress per claim ($)	2,595	2,604

1	Excludes invalid claims where the complainant has not held a PPI policy.
2	Claims include inbound and responses to outbound contact.

HSBC HOLDINGS PLC

The main assumptions involved in calculating the redress liability are the volume of inbound complaints, the projected period of inbound complaints, the decay rate of complaint volumes, the population identified as systemically mis-sold and the number of policies per customer complaint. The main assumptions are likely to evolve over time as root cause analysis continues, more experience is available regarding customer initiated complaint volumes received, and we handle responses to our ongoing outbound contact.

A 100,000 increase/decrease in the total inbound complaints would increase/decrease the redress provision by approximately $194m. Each 1% increase/decrease in the response rate to our outbound contact exercise would increase/decrease the redress provision by approximately $13m.

A 2014 decision of the UK Supreme Court (Plevin) held that, judged on its own facts, non-disclosure of the amount of commissions payable in connection with the sale of PPI to a customer created an unfair relationship under the provisions of the UK Consumer Credit Act (‘CCA’). The FCA is considering whether additional rules and/or guidance are required to deal with the effect of the Plevin decision on complaints about PPI, and the Financial Ombudsman Service is reviewing the implications for complaints referred to it. HSBC is assessing any possible consequences of the case on its historical sales of PPI; at 30 June 2015 no adjustment to the PPI provision had been recorded in relation to the matter.

In addition to these factors and assumptions, the extent of the required redress will also depend on the facts and circumstances of each individual customer’s case. For these reasons, there is currently a high degree of uncertainty as to the eventual costs of redress.

Interest rate derivatives

At 30 June 2015, a provision of $210m (30 June 2014: $317m; 31 December 2014: $312m) was held relating to the estimated liability for redress in respect of the possible mis-selling of interest rate derivatives in the UK. The provision relates to the estimated redress payable to customers in respect of historical payments under derivative contracts, the expected write-off by the bank of open derivative contract balances and the estimated project costs. There was no increase to the provision recorded in the period (30 June 2014: $38m; 31 December 2014: $250m).

UK Consumer Credit Act

HSBC has undertaken a review of compliance with the fixed-sum unsecured loan agreement requirements of the CCA. $334m was recorded within ‘Accruals, deferred income and other liabilities’ for the repayment of interest to customers (30 June 2014: $367m; 31 December 2014: $379m), primarily where annual statements did not remind them of their right to partially prepay the loan, notwithstanding that the customer loan documentation did refer to this right. The cumulative liability to date was $588m (30 June 2014: $339m; 31 December 2014: $591m), of which payments of $245m (30 June 2014: nil; 31 December 2014: $212m) were made to customers. There is some uncertainty as to whether other technical requirements of the CCA have been met.

Brazilian labour, civil and fiscal claims

Brazilian labour, civil and fiscal litigation provisions were $451m (30 June 2014: $404m; 31 December 2014: $501m) as at 30 June 2015. Of these provisions, $207m (30 June 2014: $256m; 31 December 2014: $246m) was in respect of labour and overtime litigation claims brought by past employees against HSBC operations in Brazil following their departure from the bank. The main assumptions involved in estimating the liability are the expected number of departing employees, individual salary levels and the facts and circumstances of each individual case. These provisions form part of the Brazilian disposal group and were classified as ‘held for sale’ at 30 June 2015 (see Note 12).

18	Contingent liabilities, contractual commitments and guarantees

	At
	30 June 2015	30 June 2014	31 December 2014
	$m	$m	$m
Guarantees and contingent liabilities
Guarantees	88,103	87,800	86,385
Other contingent liabilities	297	394	346
	88,400	88,194	86,731
Commitments
Documentary credits and short-term trade-related transactions	11,720	12,986	12,082
Forward asset purchases and forward deposits placed	1,174	2,353	823
Undrawn formal standby facilities, credit lines and other commitments to lend	637,558	626,729	638,475
	650,452	642,068	651,380

The above table discloses the nominal principal amounts of commitments, guarantees and other contingent liabilities. Contingent liabilities arising from legal proceedings, regulatory and other matters against the Group are disclosed in Note 19. Nominal principal amounts represent the amounts at risk should contracts be fully drawn upon and clients default. As a significant proportion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

Capital commitments

In addition to the commitments disclosed above, at 30 June 2015 HSBC had $468m (30 June 2014: $513m; 31 December 2014: $656m) of capital commitments contracted but not provided for and $174m (30 June 2014: $232m; 31 December 2014: $101m) of capital commitments authorised but not contracted for.

19	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 29 of the Annual Report and Accounts 2014. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2015 (see Note 17). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 states and the District of Columbia relating to real estate lending practices, Household International, Inc. (‘Household International’) and certain former officers were named as defendants in a class action lawsuit, Jaffe v. Household International, Inc., et al., filed in August 2002 in the US District Court for the Northern District of Illinois (the ‘Illinois District Court’). The complaint asserted claims under the US Securities Exchange Act and alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International’s Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 state settlement agreement, and facts relating to accounting practices evidenced by the restatement. Ultimately, a class was certified on behalf of all persons who acquired and disposed of Household International common stock between July 1999 and October 2002.

A jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs. Various legal challenges to the verdict were raised in post-trial briefing.

In December 2011, following the submission of claim forms by class members, the court-appointed claims administrator to the Illinois District Court reported that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately $2.2bn. The defendants filed legal challenges regarding the presumption of reliance as to the class and compliance with the claim form requirements, which the Illinois District Court, in September 2012, rejected for the most part. The Illinois District Court directed further proceedings before a court-appointed Special Master to address certain claims submission issues.

In October 2013, the Illinois District Court denied the defendants’ additional post-trial motions for judgement as a matter of law or, in the alternative, for a new trial, and granted plaintiffs’ motions for a partial final judgement and awarded pre-judgement interest at the prime rate, compounded annually. Subsequently, in October 2013, the Illinois District Court entered a partial final judgement against the defendants in the amount of approximately $2.5bn (including pre-judgement interest).

In addition to the partial judgement that has been entered, there also remain approximately $625m in claims, prior to imposition of pre-judgement interest, that still are subject to objections that have not yet been ruled upon by the Illinois District Court.

The defendants filed a Notice of Appeal of the partial final judgement, and oral argument was heard by the US Court of Appeals for the Seventh Circuit (the ‘Court of Appeals’) in May 2014. In May 2015, the Court of Appeals issued a decision reversing the partial final judgement of the Illinois District Court and remanding the case for a new trial on loss causation, which ultimately will entail a reassessment of the quantum of damages. In July 2015, the Court of Appeals denied plaintiffs’ petition for a panel rehearing of the decision of the Court of Appeals.

The timing and ultimate resolution of this matter remains highly uncertain, and given the complexity and uncertainties associated with a new trial on loss causation and a reassessment of the quantification of damages, there continues to be a wide range of possible outcomes. Depending on whether and to what extent the plaintiffs are able to demonstrate loss causation, the amount of damages, based upon the claims included in the reversed partial final judgement, and other pending claims and the application of pre-judgement interest on all pending claims, may lie in a range from a relatively insignificant amount to an amount up to or exceeding $3.6bn. A provision has been recognised based on management’s best estimate of probable outflows, but the amount of such provision is not disclosed as it would prejudice seriously the position of HSBC in the resolution of this matter.

Bernard L. Madoff Investment Securities LLC

Bernard L. Madoff (‘Madoff’) was arrested in December 2008, and ultimately pleaded guilty to running a Ponzi scheme. He has acknowledged, in essence, that while purporting to invest his customers’ money in securities, he in fact never invested in

HSBC HOLDINGS PLC

securities and used other customers’ money to fulfil requests to return investments. His firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), is being liquidated in the US by a trustee (the ‘Trustee’).

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC, we have estimated that the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.

US/UK litigation: The Trustee has brought suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The Trustee’s US actions included common law claims, alleging that HSBC aided and abetted Madoff’s fraud and breach of fiduciary duty. Those claims were dismissed on grounds of lack of standing. The Trustee’s remaining US claims seek recovery of prepetition transfers pursuant to US bankruptcy law. The amount of these remaining claims has not been pleaded or determined as against HSBC.

Alpha Prime Fund Ltd (‘Alpha Prime’) and Senator Fund SPC (‘Senator’), co-defendants in the Trustee’s US actions, have brought cross-claims against HSBC. These funds have also sued HSBC in Luxembourg (discussed below).

The Trustee’s English action seeks recovery of unspecified transfers from Madoff Securities to or through HSBC. HSBC has not yet been served with the Trustee’s English action. The Trustee’s deadline for serving the claim has been extended through the third quarter of 2015.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (collectively, ‘Fairfield’), funds whose assets were invested with Madoff Securities, commenced multiple suits in the US and the British Virgin Islands (the ‘BVI’) against fund shareholders, including various HSBC companies that acted as nominees for HSBC clients, seeking restitution of payments made in connection with share redemptions. The US actions brought by Fairfield are stayed pending the outcome of the Fairfield cases in the BVI (discussed below).

In September 2013, the US Court of Appeals for the Second Circuit (‘Court of Appeals’) affirmed the dismissal of purported class action claims against HSBC and others brought by investors in three Madoff-invested funds on grounds of forum non conveniens. The plaintiffs filed petitions for certiorari to the US Supreme Court which were denied in March 2015. In May 2015, plaintiffs filed a motion asking the Court of Appeals to restore their class action claims on the basis of an alleged change of law governing the claims. In June 2015, the Court of Appeals denied plaintiffs’ motion.

In December 2014, three new Madoff-related actions were filed in the US. The first is a purported class action brought in New York federal court by direct investors in Madoff Securities who were holding their investments as of December 2008, asserting various common law claims and seeking to recover damages lost to Madoff Securities’ fraud on account of HSBC’s purported knowledge and alleged furtherance of the fraud. This matter has been stayed pending the outcome of a similar case not involving HSBC. The other two actions were filed by SPV Optimal SUS Ltd (‘SPV OSUS’), the purported assignee of the Madoff Securities-invested company, Optimal Strategic US Equity Ltd. One of these actions was filed in New York state court and the other in New York federal court. In January 2015, SPV OSUS dismissed its federal lawsuit against HSBC. The state court action against HSBC remains pending.

In May 2015, a new action was filed in New York federal court by two investors in Hermes International Fund Limited (‘Hermes’) asserting various common law claims against HSBC and seeking to recover damages lost to Madoff Securities’ fraud. A preliminary conference is scheduled to take place in October 2015.

BVI litigation: Beginning in October 2009, the Fairfield funds, whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the BVI against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC’s private banking business and other clients who invested in the Fairfield funds. The Fairfield funds are seeking restitution of redemption payments made by the funds to defendants on the grounds that they were mistakenly based on inflated net asset values. In April 2014, the UK Privy Council issued a ruling on two preliminary issues in favour of other defendants in the BVI actions, and issued its order in October 2014. A motion was brought by other defendants before the BVI court challenging the Fairfield liquidator’s authorisation to pursue its claims in the US. That motion was heard in March 2015 and judgement is pending.

Bermuda litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (collectively, ‘Kingate’), funds whose assets were directly or indirectly invested with Madoff Securities, commenced an action in Bermuda against HSBC Bank Bermuda Limited for recovery of funds held in Kingate’s accounts, fees and dividends. This action is currently pending, but is not expected to move forward until there is a resolution as to the Trustee’s separate US actions against Kingate and HSBC Bank Bermuda Limited.

Thema Fund Limited (‘Thema’) and Hermes, funds invested with Madoff Securities, each also brought three actions in Bermuda in 2009. The first set of actions were brought against HSBC Institutional Trust Services (Bermuda) Limited and seek recovery of funds in frozen accounts held at HSBC. The second set of actions asserts liability against HSBC Institutional Trust Services (Bermuda) Limited in relation to claims for mistake, recovery of fees and damages for breach of contract. The third set of actions seeks return of fees from HSBC Bank Bermuda Limited and HSBC Securities Services (Bermuda). There has been little

HSBC HOLDINGS PLC

Notes on the Financial Statements (unaudited) (continued)

progress in these actions for several years, although in January 2015, Thema and Hermes served notice of intent to proceed in respect of the second set of actions referred to above. A hearing has not yet been scheduled.

Cayman Islands litigation: In February 2013, Primeo Fund, a Cayman Islands-based fund invested in Madoff Securities, brought an action against the fund administrator, Bank of Bermuda (Cayman), and the fund custodian, HSBC Securities Services (Luxembourg) (‘HSSL’), alleging breaches of contract. Primeo Fund claims damages from defendants to compensate it for alleged losses, including loss of profit and any liability to the Trustee. Trial is scheduled to begin in November 2016.

Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in official liquidation since July 2013) commenced action against HSSL before the Luxembourg District Court seeking restitution of all cash and securities Herald purportedly lost because of Madoff Securities’ fraud, or in the alternative, money damages in the same amount. In March 2013, the Luxembourg District Court dismissed Herald’s restitution claim for the return of the securities. Herald’s restitution claim for return of the cash and claim for money damages were reserved. Herald appealed this judgement in May 2013. In May 2015, the Luxembourg Court of Appeal held that Herald must pay security for costs before its claim can be pursued on appeal. Herald filed a request for correction of material errors with respect to the amount of the security, to which HSSL has responded. The parties are awaiting a hearing on Herald’s request. Proceedings on the reserved restitution claim were suspended pending resolution of the appeal.

In October 2009, Alpha Prime commenced an action against HSSL before the Luxembourg District Court, alleging breach of contract and negligence in the appointment of Madoff Securities as a sub-custodian of Alpha Prime’s assets. Alpha Prime was ordered to provide a judicial bond. Alpha Prime requested a stay of these proceedings pending its negotiations with the Trustee in the US proceedings. The matter has been temporarily suspended at Alpha Prime’s request. The parties are awaiting the next hearing date.

In March 2010, Herald (Lux) SICAV (‘Herald (Lux)’) (in official liquidation since April 2009) commenced an action against HSSL before the Luxembourg District Court seeking restitution of securities, or the cash equivalent, or money damages in the alternative. Herald (Lux) has also requested the restitution of fees paid to HSSL as custodian and service agent of the fund. The next preliminary hearing is scheduled to take place in September 2015.

In December 2014, Senator commenced an action against HSSL before the Luxembourg District Court, seeking the restitution of securities held as of the latest net asset value statement from November 2008, or in the alternative, money damages. The matter has been temporarily suspended at Senator’s request. The parties are awaiting the next hearing date.

In April 2015, Senator commenced an action against the Luxembourg branch of HSBC Bank plc before the Luxembourg District Court asserting identical claims to those asserted in Senator’s action against HSSL. This action is at an early stage.

HSSL has been sued in various actions by shareholders in the Primeo Select Fund, Herald, Herald (Lux), and Hermes. These actions are in different stages, most of which have been dismissed, suspended or postponed.

Ireland litigation: In November 2013, Defender Limited, a fund invested with Madoff securities, commenced an action against HSBC Institutional Trust Services (Ireland) Limited (‘HTIE’), alleging breach of the custodian agreement and claiming damages and indemnification for claims against Defender Limited for fund losses. The action also includes four non-HSBC parties, who served as directors and investment managers to Defender Limited. This matter is ongoing.

In July 2013 and December 2013, settlements were reached in respect of claims filed against HTIE in the Irish High Court by Thema International Fund plc (‘Thema International’) and Alternative Advantage Plc (‘AA’), respectively. Two actions by individual Thema International shareholders against HTIE and Thema International remain active. A hearing on preliminary matters relating to the plaintiffs’ entitlement to bring the actions is scheduled to take place in December 2015.

In December 2014, a new proceeding against HTIE and HSBC Securities Services (Ireland) Limited was brought by SPV OSUS, alleging breach of the custodian agreement and claiming damages and indemnification for fund losses.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. Based upon the information currently available, management’s estimate of possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $800m. Due to uncertainties and limitations of this estimate, the ultimate damages could differ significantly from this amount.

US mortgage-related investigations

In April 2011, following completion of a broad horizontal review of industry residential mortgage foreclosure practices, HSBC Bank USA N.A. (‘HSBC Bank USA’) entered into a consent cease-and-desist order with the Office of the Comptroller of the Currency (the ‘OCC’). HSBC Finance Corporation (‘HSBC Finance’) and HSBC North America Holdings Inc. (‘HNAH’) also entered into a similar consent order with the Federal Reserve Board (the ‘FRB’) (together with the OCC order, the ‘Servicing Consent Orders’). The Servicing Consent Orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the OCC and the FRB to align their processes with the requirements of the consent orders and are implementing operational changes as required. In June 2015, HSBC Bank USA entered into an amendment to the OCC order (‘Amended OCC Order’) setting forth, inter alia, that HSBC Bank USA is not yet in compliance with all requirements of the OCC order and imposing business restrictions related to

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residential mortgage servicing. The business restrictions, which include a prohibition against the bulk acquisition of residential mortgage servicing or residential mortgage servicing rights and a requirement to seek OCC supervisory non-objection to outsource any residential mortgage servicing activities that are not already outsourced as of the date of the Amended OCC Order, will remain in place until the OCC order is terminated. A failure to satisfy all requirements of the OCC order may result in a variety of regulatory consequences for HSBC Bank USA, including the imposition of civil money penalties.

Pursuant to the Servicing Consent Orders, an independent consultant was retained to conduct an independent review of foreclosures pending or completed between January 2009 and December 2010 (the ‘Independent Foreclosure Review’) to determine if any borrower was financially injured as a result of an error in the foreclosure process. In February 2013, HSBC Bank USA entered into an agreement with the OCC, and HSBC Finance and HNAH entered into an agreement with the FRB (together, the ‘IFR Settlement Agreements’), pursuant to which the Independent Foreclosure Review was replaced by a broader framework under which HSBC and 12 other participating servicers agreed to provide, in the aggregate, over $9.3bn in cash payments and other assistance to help eligible borrowers. Pursuant to the IFR Settlement Agreements, HNAH made a cash payment of $96m into a fund used to make payments to borrowers that were in active foreclosure during 2009 and 2010, and in addition, is providing other assistance (e.g. loan modifications) to help eligible borrowers. Borrowers who receive compensation will not be required to execute a release or waiver of rights and will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices. For participating servicers, including HSBC Bank USA and HSBC Finance, fulfilment of the terms of the IFR Settlement Agreements will satisfy the Independent Foreclosure Review requirements of the Servicing Consent Orders, including the wind-down of the Independent Foreclosure Review.

The Servicing Consent Orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice (the ‘DoJ’) or state Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the Servicing Consent Orders. Pursuant to the IFR Settlement Agreement with the OCC, however, the OCC has agreed that it will not assess civil money penalties or initiate any further enforcement action with respect to past mortgage servicing and foreclosure-related practices addressed in the Servicing Consent Orders, provided the terms of the IFR Settlement Agreements are fulfilled. The OCC’s agreement not to assess civil money penalties is further conditioned on HNAH making payments or providing borrower assistance pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. The FRB has agreed that any assessment of civil money penalties by the FRB will reflect a number of adjustments, including amounts expended in consumer relief and payments made pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. The IFR Settlement Agreements do not preclude private litigation concerning these practices.

Separate from the Servicing Consent Orders and the settlements related to the Independent Foreclosure Review discussed above, in February 2012, five of the largest US mortgage servicers (not including any HSBC companies) reached a settlement with the DoJ, the US Department of Housing and Urban Development and state Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. Following the February 2012 settlement, these government agencies initiated discussions with other mortgage industry servicers, including HSBC, HSBC Bank USA, HSBC Finance and HNAH, and discussions have been held with US bank regulators and other governmental agencies regarding a potential resolution. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, bank regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices including, but not limited to, matters relating to the securitisation of mortgages for investors. These practices have in the past resulted in private litigation, and such a settlement would not preclude further private litigation concerning these practices.

US mortgage securitisation activity and litigation

HSBC Bank USA has been involved as a sponsor/seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. (‘HSI’). From 2005 to 2007, HSBC Bank USA purchased and sold $24bn of such loans to HSI which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance on these loans was approximately $5.5bn as at 30 June 2015.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry’s residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants’ rights. While HSBC believes and continues to maintain that the obligations at issue and any related liabilities are properly those of the servicer of each trust, HSBC continues to receive significant adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of ‘HSBC, as trustee’.

Between June and December 2014, a number of lawsuits were filed in state and federal court in New York against HSBC Bank USA as trustee of over 250 mortgage securitisation trusts. These lawsuits are brought derivatively on behalf of the trusts by a class of investors including, amongst others, BlackRock and PIMCO funds. Similar lawsuits were filed simultaneously against other non-HSBC financial institutions that served as mortgage securitisation pool trustees. The complaints against HSBC Bank

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USA allege that the trusts have sustained losses in collateral value of over $34bn. The lawsuits seek unspecified damages resulting from alleged breaches of the US Trust Indenture Act, breach of fiduciary duties, negligence, breach of contract and breach of the common law duty of trust. HSBC filed a motion to dismiss three of these lawsuits in January 2015, which was unsuccessful.

Various HSBC companies have also been named as defendants in a number of actions in connection with residential mortgage-backed securities (‘RMBS’) offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. In June 2015, HSBC’s motion to dismiss in one of these actions was granted in its entirety.

HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (an indirect subsidiary of HSBC Finance) have been named as defendants in various mortgage loan repurchase actions brought by trustees of securitisation trusts. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages in lieu of repurchase totalling at least $1bn. Motions to dismiss have been filed in two of these actions. In respect of one of these actions, the motion to dismiss was denied and a trial is scheduled to take place in February 2016. The other motion to dismiss remains pending. In addition to actions brought by trustees of securitisation trusts, HSBC Bank USA and Decision One Mortgage Company LLC have been named as defendants in two separate actions filed by Residential Funding Company LLC (‘RFC’), a mortgage loan purchase counterparty. These actions seek unspecified damages in relation to alleged losses suffered by RFC as a result of approximately 25,000 mortgage loans purchased from HSBC between 1986-2007. These actions are at an early stage.

Since 2010, various HSBC entities have received subpoenas and requests for information from US authorities seeking the production of documents and information regarding HSBC’s involvement, and the involvement of its affiliates, in particular private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC continues to cooperate with these US authorities. In November 2014, HNAH, on behalf of itself and various subsidiaries including, but not limited to, HSBC Bank USA, HASCO, HSI, HSI Asset Loan Obligation, HSBC Mortgage Corporation (USA), HSBC Finance and Decision One Mortgage Company LLC, received a subpoena from the US Attorney’s Office for the District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act, concerning the origination, financing, purchase, securitisation and servicing of subprime and non-subprime residential mortgages. This matter is at an early stage and HSBC is cooperating fully.

HSBC expects the focus on mortgage securitisations to continue. As a result, HSBC companies may be subject to additional claims, litigation and governmental or regulatory scrutiny relating to its participation in the US mortgage securitisation market, either as a member of a group or individually.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of these private lawsuits. Any liabilities that might arise as a result of the claims in these actions could, however, be significant.

Anti-money laundering and sanctions-related matters

In October 2010, HSBC Bank USA entered into a consent cease-and-desist order with the OCC, and HNAH entered into a consent cease-and-desist order with the FRB (the ‘Orders’). These Orders required improvements to establish an effective compliance risk management programme across HSBC’s US businesses, including risk management related to US Bank Secrecy Act (the ‘BSA’) and anti-money laundering (‘AML’) compliance. Steps continue to be taken to address the requirements of the Orders.

In December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government agencies regarding past inadequate compliance with the BSA, AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with the DoJ, the US Attorney’s Office for the Eastern District of New York, and the US Attorney’s Office for the Northern District of West Virginia (the ‘US DPA’); HSBC Holdings entered into a two-year deferred prosecution agreement with the New York County District Attorney (the ‘DANY DPA’); and HSBC Holdings consented to a cease-and-desist order and HSBC Holdings and HNAH consented to a civil money penalty order with the FRB. In addition, HSBC Bank USA entered into a civil money penalty order with a bureau of the US Treasury Department known as the Financial Crimes Enforcement Network (‘FinCEN’) and a separate civil money penalty order with the OCC. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control (‘OFAC’) regarding historical transactions involving parties subject to OFAC sanctions and an undertaking with the UK FCA to comply with certain forward-looking AML and sanctions-related obligations.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling $1.9bn to US authorities and are continuing to comply with ongoing obligations. In July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of that agreement. Under the agreements with the DoJ, FCA, and FRB, an independent monitor (who is, for FCA purposes, a ‘skilled person’ under Section 166 of the Financial Services and Markets Act) is evaluating and regularly assessing the effectiveness of HSBC’s AML and sanctions compliance function and HSBC’s progress in implementing its remedial obligations under the agreements.

HSBC Holdings has fulfilled all of the requirements imposed by the DANY DPA, which expired by its terms at the end of the two-year period of that agreement in December 2014. If HSBC Holdings and HSBC Bank USA fulfil all of the requirements imposed by the US DPA, the DoJ charges against those entities will be dismissed at the end of the five-year period of that

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agreement. The DoJ may prosecute HSBC Holdings or HSBC Bank USA in relation to any matters that are the subject of the US DPA if HSBC Holdings or HSBC Bank USA breaches the terms of the US DPA.

HSBC Bank USA also entered into a separate consent order with the OCC, requiring it to correct the circumstances and conditions as noted in the OCC’s then most recent report of examination, and imposing certain restrictions on HSBC Bank USA directly or indirectly acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HSBC Bank USA also entered into a separate consent order with the OCC requiring it to adopt an enterprise-wide compliance programme.

These settlements with US and UK authorities have led to private litigation, and do not preclude further private litigation related to HSBC’s compliance with applicable BSA, AML and sanctions laws or other regulatory or law enforcement actions for BSA, AML, sanctions or other matters not covered by the various agreements.

In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. (the ‘Nominal Corporate Defendants’) in New York State Supreme Court against certain current and former directors and officers of those HSBC companies (the ‘Individual Defendants’). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the US DPA. Plaintiff filed an amended complaint in February 2015. In March 2015, the Nominal Corporate Defendants moved to dismiss the action, and the Individual Defendants who had been served also responded to the complaint. The motion was fully briefed in May 2015. Oral argument is scheduled to take place in August 2015.

In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and American Depositary Shares between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly owned subsidiary, HSBC Bank Canada, relating to HSBC’s compliance with BSA, AML, sanctions and other laws.

In November 2014, a complaint was filed in the US District Court for the Eastern District of New York on behalf of representatives of US persons killed or injured in Iraq between April 2004 and November 2011. The complaint was filed against HSBC Holdings, HSBC Bank plc, HSBC Bank USA and HSBC Bank Middle East, as well as other non-HSBC banks and the Islamic Republic of Iran (together, the ‘Defendants’). The plaintiffs allege that defendants conspired to violate the US Anti-Terrorism Act, by altering or falsifying payment messages involving Iran, Iranian parties and Iranian banks for transactions processed through the US. Plaintiffs filed an amended complaint in April 2015. Defendants filed a motion to dismiss in May 2015. The motion will be fully briefed in August 2015.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing or any possible impact on HSBC, which could be significant.

Tax-related investigations

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees acted appropriately in relation to certain customers who had US tax reporting obligations. In connection with these investigations, HSBC Private Bank (Suisse) SA (‘HSBC Swiss Private Bank’), with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the ‘Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks’ since a formal investigation had previously been authorised. The DoJ has requested additional information from HSBC Swiss Private Bank and other Swiss banks regarding the transfer of assets to and from US person-related accounts and employees who serviced those accounts. HSBC Swiss Private Bank is preparing this data, in a manner consistent with Swiss law.

Other HSBC companies have received subpoenas and requests for information from US and other authorities, including with respect to US-based clients of an HSBC company in India.

In addition, various tax administration, regulatory and law enforcement authorities around the world, including in Belgium, France, Argentina and India, are conducting investigations and reviews of HSBC Swiss Private Bank in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation. HSBC Swiss Private Bank has been placed under formal criminal examination by magistrates in both Belgium and France. In February 2015, HSBC was informed that the French magistrates are of the view that they have completed their investigation with respect to HSBC Swiss Private Bank and have referred the matter to the public prosecutor for a recommendation on any potential charges to be brought, whilst reserving the right to continue investigating other conduct at HSBC. In April 2015, HSBC Holdings was informed that it has been placed under formal criminal investigation by the French magistrates in connection with the conduct of HSBC Swiss Private Bank in 2006 and 2007 for alleged tax offences, and a €1bn bail was imposed. HSBC Holdings appealed the magistrates’ decision and, in June 2015, bail was reduced to €100m. The ultimate financial impact could differ significantly from the bail amount of €100m. In Argentina, in November 2014, the Argentine tax authority filed a complaint alleging an unlawful association between HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain current and former HSBC officers, which allegedly enabled HSBC customers to evade Argentine tax obligations. In February 2015, a public prosecutor in Switzerland commenced an investigation of HSBC Swiss Private Bank, and the Indian tax authority issued a

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summons and request for information to an HSBC company in India. In June 2015, the public prosecutor’s investigation in Switzerland was closed.

With respect to each of these ongoing matters, HSBC is cooperating with the relevant authorities. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these investigations and reviews, which could be significant.

In light of the recent media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Various regulators and competition and law enforcement authorities around the world, including in the UK, the US, the EU, Switzerland and elsewhere, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of London interbank offered rates (‘Libor’), European interbank offered rates (‘Euribor’) and other benchmark interest rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.

In December 2013, the European Commission (the ‘Commission’) announced that it had imposed fines on eight financial institutions under its cartel settlement procedure for their participation in illegal activity related to euro interest rate derivatives and/or yen interest rate derivatives. Although HSBC was not one of the financial institutions fined, the Commission announced that it had opened proceedings against HSBC in connection with its Euribor-related investigation of euro interest rate derivatives only. This investigation will continue under the standard Commission cartel procedure. In May 2014, HSBC received a Statement of Objections from the Commission, alleging anti-competitive practices in connection with the pricing of euro interest rate derivatives. The Statement of Objections sets out the Commission’s preliminary views and does not prejudge the final outcome of its investigation. HSBC responded to the Commission’s Statement of Objections in March 2015. The hearing before the Commission took place in June 2015.

In addition, HSBC and other US dollar Libor panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘CEA’), and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.

In March 2013, the New York District Court overseeing the consolidated proceedings related to US dollar Libor issued a decision in the six oldest actions, dismissing the plaintiffs’ federal and state antitrust claims, racketeering claims, and unjust enrichment claims in their entirety, but allowing certain of their CEA claims that were not barred by the applicable statute of limitations to proceed. Some of those plaintiffs appealed the New York District Court’s decision to the US Court of Appeals for the Second Circuit, which later dismissed those appeals. In January 2015, the US Supreme Court reversed the Court of Appeals’ decision and remanded the case to the Court of Appeals for consideration of the merits of the plaintiffs’ appeal. Briefing is ongoing in the Court of Appeals.

Other plaintiffs sought to file amended complaints in the New York District Court to assert additional allegations. In June 2014, the New York District Court issued a decision that, amongst other things, denied the plaintiffs’ request for leave to amend their complaints to assert additional theories of Libor manipulation against HSBC and certain non-HSBC banks, but granted leave to assert such manipulation claims against two other banks; and granted defendants’ motion to dismiss certain additional claims under the CEA as barred by the applicable statute of limitations. Proceedings with respect to all other actions in the consolidated proceedings were stayed pending this decision. The stay was lifted in September 2014. Amended complaints were filed in previously stayed non-class actions in October 2014; and amended complaints were filed in several of the previously stayed class actions in November 2014. Motions to dismiss were filed in November 2014 and January 2015, respectively, and remain pending.

Separately, HSBC and other panel banks have also been named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euroyen futures and options contracts related to the euroyen Tokyo interbank offered rate (‘Tibor’). The complaint alleges, amongst other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association’s euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the CEA, and state law. In March 2014, the New York District Court issued an opinion dismissing the plaintiffs’ claims under US antitrust law and state law, but sustaining their claims under the CEA. In June 2014, the plaintiffs moved for leave to file a third amended complaint. That motion was denied in March 2015, except insofar as it granted leave to add certain defendants not affiliated with HSBC and reserving on the question of whether the California State Teachers Retirement System may be added as a plaintiff.

In November 2013, HSBC and other panel banks were also named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euro futures contracts and other financial instruments related to Euribor. The complaint alleges, amongst other things, misconduct related to Euribor in violation of US antitrust laws, the CEA and state law. The plaintiffs filed a second and later third amended complaint in May 2014 and October 2014. The court previously

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stayed proceedings until May 2015. The court has set a deadline for plaintiffs to file a fourth amended complaint in August 2015, and for defendants to respond in September 2015.

In September and October 2014, HSBC Bank plc and other panel banks were named as defendants in a number of putative class actions that were filed and consolidated in the New York District Court on behalf of persons who transacted in interest rate derivative transactions or purchased or sold financial instruments that were either tied to US dollar International Swaps and Derivatives Association fix (‘ISDAfix’) rates or were executed shortly before, during, or after the time of the daily ISDAfix setting window. The complaint alleges, amongst other things, misconduct related to these activities in violation of US antitrust laws, the CEA and state law. In October 2014, the plaintiffs filed a consolidated amended complaint, and in February 2015, plaintiffs filed a second consolidated amended complaint replacing HSBC Bank plc with HSBC Bank USA. A motion to dismiss that complaint was filed in April 2015 and remains pending.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of these private lawsuits. Based upon the information currently available, it is possible that any liabilities that might arise as a result of the claims in these actions could be significant.

Foreign exchange rate investigations and litigation

Various regulators and competition and law enforcement authorities around the world, including in the US, the EU, Brazil, South Korea and elsewhere, are conducting investigations and reviews into a number of firms, including HSBC, related to trading on the foreign exchange markets. These include a criminal investigation in the US, as well as investigations by the civil competition authorities in the EU, Brazil and South Korea.

HSBC has been cooperating with these ongoing investigations. In May 2015, the DOJ resolved its ongoing investigations against five non-HSBC financial institutions, resulting in four pleading guilty to a criminal charge for collusive efforts to influence foreign exchange benchmark rates and agreeing to pay criminal fines of more than $2.5bn. Additional penalties were imposed by the Board of Governors of the FRB at the same time. HSBC was not a party to these resolutions, and investigations into HSBC by the DOJ, FRB and other authorities around the world continue.

In addition, in late 2013 and early 2014, HSBC Holdings, HSBC Bank plc, HNAH and HSBC Bank USA were named as defendants, amongst other banks, in various putative class actions filed in the New York District Court. In March 2014, the plaintiffs filed a consolidated amended complaint alleging, amongst other things, that defendants conspired to manipulate the WM/ Reuters foreign exchange benchmark rates by sharing customers’ confidential order flow information, thereby injuring plaintiffs and others by forcing them to pay artificial and non-competitive prices for products based on these foreign currency rates (‘the Consolidated Action’). Separate putative class actions were also brought on behalf of non-US plaintiffs (the ‘Foreign Actions’). Defendants moved to dismiss all actions. In January 2015, the court denied defendants’ motion to dismiss as to the Consolidated Action, but granted defendants’ motion to dismiss as to the Foreign Actions. Five additional putative class actions were subsequently filed in the New York District Court making similar allegations on behalf of persons who engaged in foreign exchange futures transactions on a US exchange. An additional putative class action was filed in the New York District Court making similar allegations on behalf of ERISA plan participants, and one was filed in California District Court that is similar to the Consolidated Action. HSBC has not yet responded to the new actions.

As at 30 June 2015, HSBC has recognised a provision in the amount of $1.3bn in respect of these ongoing investigations and other actions. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from the amount provided.

Precious metals fix-related litigation and investigations

Since March 2014, numerous putative class actions have been filed in the US District Courts for the Southern District of New York, the District of New Jersey and the Northern District of California naming HSBC Bank USA, HSBC Bank plc, HSI and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to the present, defendants conspired to manipulate the price of gold and gold derivatives during the afternoon London gold fix in order to reap profits on proprietary trades. These actions have been assigned to and consolidated in the New York District Court. An amended consolidated class action complaint was filed in December 2014, and defendants filed a consolidated response in February 2015. A second consolidated amended complaint was filed in March 2015. Defendants filed a consolidated response in April 2015.

Since July 2014, putative class actions were filed in the US District Court for the Southern District of New York and the Eastern District of New York naming HSBC Holdings, HNAH, HSBC Bank USA, HSBC USA Inc. and other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 2007 to the present, defendants conspired to manipulate the price of physical silver and silver derivatives for their collective benefit in violation of US antitrust laws and the CEA. These actions have been assigned to and consolidated in the New York District Court. An amended consolidated class action complaint was filed in January 2015, and defendants filed a consolidated response in March 2015. Plaintiffs filed a second amended complaint in April 2015. Defendants’ consolidated response was filed in May 2015.

Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court naming HSBC Bank USA and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The

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complaints allege that, from January 2007 to the present, defendants conspired to manipulate the price of physical Platinum Group Metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the CEA. An amended consolidated class action complaint was filed in April 2015. Defendants’ consolidated response was filed in June 2015.

Various regulators and competition and law enforcement authorities in the US and the EU are conducting investigations and reviews related to HSBC’s precious metals operations. In November 2014, the DoJ issued a document request to HSBC Holdings, seeking the voluntary production of certain documents relating to a criminal antitrust investigation that the DoJ is conducting in relation to precious metals. In January 2015, the CFTC issued a subpoena to HSBC Bank USA, seeking the production of certain documents related to HSBC Bank USA’s precious metals trading operations. In April 2015, the European Commission issued a request for information seeking certain information related to HSBC’s precious metals operations. HSBC is cooperating with the authorities.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Credit default swap regulatory investigation and litigation

In July 2013, HSBC received a Statement of Objections from the Commission relating to its ongoing investigation of alleged anti-competitive activity by a number of market participants in the credit derivatives market between 2006 and 2009. The Statement of Objections sets out the Commission’s preliminary views and does not prejudge the final outcome of its investigation. HSBC has submitted a response and attended an oral hearing in May 2014. Following the oral hearing, the Commission decided to conduct a further investigation phase before deciding whether or how to proceed with the case. HSBC is cooperating with this further investigation. There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of this matter. The amounts of any fines and/or penalties, however, could be significant.

In addition, HSBC Bank USA, HSBC Holdings and HSBC Bank plc have been named as defendants, amongst others, in numerous putative class actions filed in the New York District Court and the Illinois District Court. These class actions allege that the defendants, which include ISDA, Markit and several other financial institutions, conspired to restrain trade in violation of US antitrust laws by, amongst other things, restricting access to credit default swap pricing exchanges and blocking new entrants into the exchange market, with the purpose and effect of artificially inflating the bid/ask spread paid to buy and sell credit default swaps in the US. The plaintiffs in these suits purport to represent a class of all persons who purchased credit default swaps from or sold credit default swaps to defendants primarily in the US.

In October 2013, these cases were consolidated in the New York District Court. An amended consolidated complaint was filed in January 2014, naming HSBC Bank USA and HSBC Bank plc as defendants, amongst other non-HSBC defendants. Following the filing of defendants’ initial motions to dismiss in March 2014, plaintiffs filed a second amended consolidated complaint, which defendants also moved to dismiss. In September 2014, the court granted in part and denied in part the defendants’ motion to dismiss. Discovery is in process.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of these private lawsuits. Any liabilities that might arise as a result of the claims in these actions could, however, be significant.

Economic plans: HSBC Bank Brasil S.A.

In the mid-1980s and early 1990s, certain economic plans were introduced by the government of Brazil to reduce escalating inflation. The implementation of these plans adversely impacted savings account holders, thousands of which consequently commenced legal proceedings against financial institutions in Brazil, including HSBC Bank Brasil S.A. (‘HSBC Brazil’), alleging, amongst other things, that savings account balances were adjusted by a different price index than that contractually agreed, which caused them a loss of income. Certain of these cases have reached the Brazilian Supreme Court (the ‘Supreme Court’). The Supreme Court has suspended all cases pending before lower courts until it delivers a final judgement on the constitutionality of the changes resulting from the economic plans. It is anticipated that the outcome of the Supreme Court’s final judgement will set a precedent for all cases pending before the lower courts. Separately, the Brazilian Superior Civil Court (the ‘Superior Civil Court’) is considering matters relating to, amongst other things, contractual and punitive interest rates to be applied to calculate any loss of income.

There is a high degree of uncertainty as to the terms on which the proceedings in the Supreme Court and Superior Civil Court will be resolved and the timing of such resolutions, including the amount of losses that HSBC Brazil may be liable to pay in the event of an unfavourable judgement. Such losses may lie in a range from a relatively insignificant amount to an amount up to $700m, although the upper end of this range is considered unlikely.

Regulatory review of consumer ‘enhancement services products’

HSBC Finance, through its legacy Cards and Retail Services business, offered or participated in the marketing, distribution, or servicing of products, such as identity theft protection and credit monitoring products, that were ancillary to the provision of credit to the consumer. HSBC Finance ceased offering these products by May 2012. The offering and administration of these and other enhancement services products, such as debt protection products, has been the subject of enforcement actions against other institutions by regulators, including the Consumer Financial Protection Bureau, the OCC, and the Federal Deposit

HSBC HOLDINGS PLC

Insurance Corporation. Such enforcement actions have resulted in orders to pay restitution to customers and the assessment of penalties in substantial amounts. We have made restitution to certain customers in connection with certain enhancement services products, and we continue to cooperate with our regulators in connection with their ongoing review. In light of the actions that regulators have taken in relation to other non-HSBC credit card issuers regarding their enhancement services products, one or more regulators may order us to pay additional restitution to customers and/or impose civil money penalties or other relief arising from the prior offering and administration of such enhancement services products by HSBC Finance. There is a high degree of uncertainty as to the terms on which this matter will be resolved and the timing of such resolution, including the amount of any additional remediation which may lie in a range from zero to an amount up to $500m.

20	Goodwill impairment

As described on page 407 of the Annual Report and Accounts 2014, we test goodwill for impairment as at 1 July each year and whenever there is an indication that goodwill may be impaired. At 30 June 2015, we reviewed the inputs used in our most recent impairment test in the light of current economic and market conditions and there was no indication of goodwill impairment.

At 30 June 2015, our operations in Brazil were classified as held for sale (see Note 12). The disposal group includes allocated goodwill of $1.3bn which is included in ‘Assets held for sale’ in the consolidated balance sheet. Goodwill was allocated to the disposal group based on the relative value of the operations in Brazil to the cash generating units in Latin America.

21	Transactions with related parties

There were no changes in the related party transactions described in the Annual Report and Accounts 2014 that have had a material effect on the financial position or performance of HSBC in the half-year to 30 June 2015. All related party transactions that took place in the half-year to 30 June 2015 were similar in nature to those disclosed in the Annual Report and Accounts 2014.

22	Events after the balance sheet date

On 31 July 2015 we entered into an agreement to sell our entire business in Brazil, comprising HSBC Bank Brasil S.A. – Banco Multiplo and HSBC Servicos e Participacoes Ltda (collectively ‘HSBC Brazil’), to Banco Bradesco S.A. for an all cash consideration of US$5.2bn. The purchase price is subject to adjustments to reflect the net asset value of the businesses at completion. The transaction is subject to regulatory approval and is expected to complete by Q2 2016.

A second interim dividend for the financial year ending 31 December 2015 was declared by the Directors on 3 August 2015, as described in Note 3.

23	Interim Report 2015 and statutory accounts

The information in this Interim Report 2015 is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The Interim Report 2015 was approved by the Board of Directors on 3 August 2015. The statutory accounts for the year ended 31 December 2014 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group’s previous auditor, KPMG Audit Plc has reported on those accounts. Its report was unqualified; did not include a reference to any matters to which KPMG Audit Plc drew attention by way of emphasis without qualifying their report; and did not contain a statement under section 498(2) or (3) of the Companies Act 2

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HSBC HOLDINGS PLC

Shareholder information

Shareholder information

1 Directors’ interests	142	9 Final results	147

2 Employee share plans	145	10 Corporate governance	147

3 Notifiable interests in share capital	146	11 Changes in Directors’ details	148

4 Dealings in HSBC Holdings listed securities	146	12 Going concern basis	148

5 First interim dividend for 2015	146	13 Telephone and online share dealing service	148

6 Second interim dividend for 2015	146	14 Stock symbols	149

7 Proposed interim dividends for 2015	147	15 Copies of Interim Report 2015 and shareholder
8 Earnings Release	147	enquiries and communications	149

1	Directors’ interests

According to the register of Directors’ interests maintained by HSBC Holdings pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, at 30 June 2015 the Directors of HSBC Holdings had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associates:

Directors’ interests – shares and loan capital

		At 30 June 2015
	At 1 January 2015	Beneficial owner	Child under 18 or spouse	Jointly with another person	Trustee		Total interests[1]
HSBC Holdings ordinary shares

Phillip Ameen[3]	–	5,000	–	–	–		5,000
Kathleen Casey[3]	–	3,500	–	–	–		3,500
Safra Catz[3]	20,045	20,515	–	–	–		20,515
Lord Evans of Weardale	5,519	5,519	–	–	–		5,519
Joachim Faber	24,105	45,778	–	–	–		45,778
Rona Fairhead	76,524	–	–	77,063	–		77,063
Douglas Flint	400,748	401,121	–	–	–		401,121
Stuart Gulliver	2,611,188	2,558,148	176,885	–	–		2,735,033
Sam Laidlaw	36,768	35,352	–	–	1,416	[2]	36,768
John Lipsky[3]	15,820	15,820	–	–	–		15,820
Rachel Lomax	15,500	18,900	–	–	–		18,900
Iain Mackay	79,933	151,579	–	–	–		151,579
Heidi Miller[3]	3,575	3,575	–	–	–		3,575
Marc Moses	480,423	554,103	–	–	–		554,103
Sir Simon Robertson	22,981	23,522	–	–	–		23,522
Jonathan Symonds	20,553	16,314	4,721	–	–		21,035
HSBC USA Inc. $2.8575 Cumulative Preferred Shares, Series Z
Phillip Ameen	31	–	–	–	–		–
	RMBm	RMBm	RMBm	RMBm	RMBm		RMBm
HSBC Bank plc 2.875% Notes 2015
Joachim Faber[4]	5.1	–	–	–	–		–

1	Details of executive Directors’ other interests in HSBC Holdings ordinary shares arising from the HSBC Holdings savings-related share option plans and the HSBC Share Plan 2011 are set out on the following pages. At 30 June 2015, the aggregate interests under the Securities and Futures Ordinance of Hong Kong in HSBC Holdings ordinary shares, including interests arising through employee share plans, were: Douglas Flint – 406,056; Stuart Gulliver – 5,679,222; Iain Mackay – 1,363,678; and Marc Moses – 2,048,335. Each Director’s total interests represent less than 0.04% of the shares in issue.
2	Non-beneficial.
3	Interests in American Depositary Shares (‘ADS’), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.
4	Non-beneficial interest in renminbi (‘RMB’)1.2m 2.875% Notes 2015.

HSBC HOLDINGS PLC

Shareholder information (continued)

Savings-related share option plans and the HSBC Share Plan 2011

HSBC Holdings savings-related share option plans

					HSBC Holdings ordinary shares
					Held at	Held at
	Date of	Exercise	Exercisable		1 Jan	30 Jun
	award	price (£)	from[1]	until	2015	2015

Douglas Flint	24 Apr 2012	4.4621	1 Aug 2015	1 Feb 2016	2,016	2,016
	23 Sep 2014	5.1887	1 Nov 2019	1 May 2020	2,919	2,919
Iain Mackay	23 Sep 2014	5.1887	1 Nov 2017	1 May 2018	3,469	3,469

There are no performance criteria conditional upon which the outstanding options are exercisable and there have been no variations to the terms and conditions since the awards were made. See page 145 for more details on the HSBC Holdings savings-related share option plans. The market value per ordinary share at 30 June 2015 was £5.70. The highest and lowest market values per ordinary share during the period were £6.49 and £5.60. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1	May vest at an earlier date in certain circumstances, e.g. retirement.

Awards of Restricted Shares

HSBC Share Plan 2011

				HSBC Holdings ordinary shares
			Year in	Awards	Awards made during		Awards vested during		Awards
			which	held at	period		period		held at
	Date of		awards	1 Jan		Monetary		Monetary	30 Jun
	award		may vest	2015	Number	value	Number	value	2015	[1]
						£000		£000

Stuart Gulliver	12 Mar 2012	[2]	2013-2015	89,302	–	–	91,298	511	–
	11 Mar 2013	[3]	2018	87,007	–	–	–	–	89,051
	10 Mar 2014	[4]	2015-2017	93,101	–	–	31,411	176	63,772
	2 Mar 2015	[5]	2015	–	44,677	260	44,677	260	–
	2 Mar 2015	[6]	2016-2018	–	67,016	391	–	–	68,590
Iain Mackay	12 Mar 2012	[2]	2013-2015	44,966	–	–	45,972	257	–
	11 Mar 2013	[3]	2018	60,150	–	–	–	–	61,563
	10 Mar 2014	[4]	2015-2017	54,536	–	–	18,399	103	37,357
	2 Mar 2015	[5]	2015		30,024	175	30,024	175	–
	2 Mar 2015	[6]	2016-2018		45,037	263	–	–	46,095
Marc Moses	12 Mar 2012	[2]	2013-2015	46,738	–	–	47,784	268	–
	11 Mar 2013	[3]	2018	58,439	–	–	–	–	59,812
	10 Mar 2014	[4]	2015-2017	54,531	–	–	18,397	103	37,353
	2 Mar 2015	[5]	2015	–	35,798	209	35,798	209	–
	2 Mar 2015	[6]	2016-2018	–	53,698	313	–	–	54,959

Vesting of Restricted Share awards is normally subject to the Director remaining an employee on the vesting date. The awards may vest at an earlier date in certain circumstances. Under the Securities and Futures Ordinance of Hong Kong, interests in Restricted Share awards are categorised as the interests of a beneficial owner.

1	Includes additional shares arising from scrip dividends.
2	At the date of the award, 12 March 2012, the market value per share was £5.56. 50% of these deferred awards were subject to a six month retention period upon vesting. The balance of these awards vested on 12 March 2015, the third anniversary of the award, and on that date the market value per share was £5.60.
3	Vesting of these awards is subject to satisfactory completion of the Deferred Prosecution Agreement with the US Department of Justice.
4	At the date of the award, 10 March 2014, the market value per share was £6.16. These deferred awards are subject to a six month retention period upon vesting. 33% of the award vested on 10 March 2015, the first anniversary of the award and on that date the market value per share was £5.60. A further 33% of the award will vest on the second anniversary and the balance will vest on the third anniversary of the award.
5	The non-deferred award vested immediately on 2 March 2015. The shares (net of tax) are subject to a six month retention period. At the date of vesting, the market value per share was £5.83.
6	At the date of the award, 2 March 2015, the market value per share was £5.83. These deferred awards are subject to a six month retention period upon vesting. 33% of the award will vest on the first anniversary of the award, 33% of the award will vest on the second anniversary and the balance will vest on the third anniversary of the award.

HSBC HOLDINGS PLC

Shareholder information (continued)

Conditional awards under the Group Performance Share Plan (‘GPSP’)

HSBC Share Plan 2011

				HSBC Holdings ordinary shares
			Year in	Awards	Awards made during		Awards
			which	held at	period[1]		held at
	Date of		awards	1 Jan		Monetary	30 Jun
	award		may vest	2015	Number	value	2015	[1]
						£000
Stuart Gulliver	23 Jun 2011		2016	455,200	–	–	465,896
	12 Mar 2012		2017	772,331	–	–	790,478
	11 Mar 2013		2018	446,194	–	–	456,678
	10 Mar 2014		2019	620,680	–	–	635,264
	2 Mar 2015	[2]	2020	–	365,864	2,133	374,460
Iain Mackay	23 Jun 2011		2016	127,262	–	–	130,252
	12 Mar 2012		2017	144,168	–	–	147,555
	11 Mar 2013		2018	208,224	–	–	213,116
	10 Mar 2014		2019	363,576	–	–	372,119
	2 Mar 2015	[2]	2020	–	195,969	1,142	200,573
Marc Moses	23 Jun 2011		2016	118,158	–	–	120,934
	12 Mar 2012		2017	401,611	–	–	411,047
	11 Mar 2013		2018	232,020	–	–	237,472
	10 Mar 2014		2019	363,541	–	–	372,082
	2 Mar 2015	[2]	2020	–	195,969	1,142	200,573

The GPSP is a long-term incentive plan governed by the rules of the HSBC Share Plan 2011. Vesting of GPSP awards is normally subject to the Director remaining an employee on the vesting date. Any shares (net of tax) which the Director becomes entitled to on the vesting date are subject to a retention requirement until cessation of employment. Under the Securities and Futures Ordinance of Hong Kong, interests in awards are categorised as beneficial.

1	Includes additional shares arising from scrip dividends.
2	At the date of award, 2 March 2015, the market value per share was £5.83.

No Directors held any short position (as defined in the Securities and Futures Ordinance of Hong Kong) in the shares and loan capital of HSBC Holdings and its associated corporations. Save as stated above, none of the Directors had an interest in any shares or debentures of HSBC Holdings or any associates at the beginning or at the end of the period, and none of the Directors or members of their immediate families were awarded or exercised any right to subscribe for any shares or debentures in any HSBC corporation during the period. Since 30 June 2015, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

Increase in Directors’ interests since 30 June 2015

	HSBC Holdings ordinary shares
Beneficial owner

Safra Catz	220	[1]
Rona Fairhead	247	[2]
Douglas Flint	75	[3]
Stuart Gulliver	31,005	[4]
Sam Laidlaw	372	[2]
Iain Mackay	14,481	[5]
Heidi Miller	35	[1]
Marc Moses	15,738	[4]
Sir Simon Robertson	247	[2]
Jonathan Symonds	220	[2]

1	Comprises interests in ADSs, which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings ordinary shares.
2	Scrip dividend.
3	Comprises the acquisition of shares in the HSBC Holdings UK Share Incentive Plan through regular monthly contributions (27 shares) and the automatic reinvestment of dividend income on shares held in the HSBC Holdings UK Share Incentive Plan (48 shares).
4	Comprises scrip dividend on Restricted Share awards and GPSP awards granted under the HSBC Share Plan 2011.
5	Comprises scrip dividend on Restricted Share awards and GPSP awards granted under the HSBC Share Plan 2011 and the automatic reinvestment of dividend income on shares held in a nominee account.

HSBC HOLDINGS PLC

Shareholder information (continued)

2	Employee share plans

Share options and discretionary awards of shares are granted under HSBC share plans to help align the interests of employees with those of shareholders. The following are particulars of outstanding options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted for nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled by HSBC during the period. No discretionary share options have been granted under the HSBC Share Plan 2011, which replaced the HSBC Share Plan on 27 May 2011.

A summary for each plan of the total number of options which were granted, exercised or lapsed during the period is shown in the following tables. Particulars of options held by Directors of HSBC Holdings are set out on page 144. Further details required to be disclosed pursuant to Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited are available on our website at www.hsbc.com by selecting ‘Investor Relations’, then ‘Governance’ then ‘Share Plans’, and on the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk. Copies may be obtained upon request from the Group Company Secretary, 8 Canada Square, London E14 5HQ.

All-employee share plans

The HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International are all-employee share plans under which eligible employees have been granted options to acquire HSBC Holdings ordinary shares. There will be no further grant of options under the HSBC Holdings Savings-Related Share Option Plan: International; the final grant was in 2012. A new international all-employee share purchase plan was launched in the third quarter of 2013.

For options granted under the HSBC Holdings Savings-Related Option Plan, employees make contributions of up to £500 (or equivalent) each month over a period of three or five years which may be used within six months following the third or fifth anniversary of the commencement of the relevant savings contract, at the employee’s election, to exercise the options. Alternatively, the employee may elect to have the savings, plus (where applicable) any interest or bonus, repaid in cash. In the case of redundancy, retirement including on grounds of injury or ill health, the transfer of the employing business to another party, or a change of control of the employing company, options may be exercised before completion of the relevant savings contract. In certain circumstances, the exercise period of options awarded under the all-employee share plans may be extended, for example, on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.

Under the HSBC Holdings Savings-Related Share Option Plan and the HSBC Holdings Savings-Related Share Option Plan: International the option exercise price has been determined by reference to the average market value of the ordinary shares on the five business days immediately preceding the invitation date, then applying a discount of 20%. Where applicable, the US dollar, Hong Kong dollar and euro exercise prices were converted from the sterling exercise price at the applicable exchange rate on the working day preceding the relevant invitation date. The HSBC Holdings Savings-Related Share Option Plan will terminate on 23 May 2025 unless the Directors resolve to terminate the plans at an earlier date.

HSBC Holdings All-employee Share Option Plans

						HSBC Holdings ordinary shares
Dates of award		Exercise price		Exercisable		At	Awarded	Exercised	Lapsed	At
from	to	from	to	from	to	1 Jan 2015	in period	in period	in period	30 Jun 2015
Savings-Related Share Option Plan[1]
29 Apr 2009	23 Sep 2014	(£) 3.3116	(£) 5.4738	1 Aug 2014	1 May 2020	53,743,955	_	891,541	2,314,304	50,538,110
Savings-Related Share Option Plan: International[2]
29 Apr 2009	24 Apr 2012	(£) 3.3116	(£) 5.4573	1 Aug 2014	1 Feb 2018	3,714,447	–	332,465	220,456	3,161,526
29 Apr 2009	24 Apr 2012	($) 4.8876	($) 8.2094	1 Aug 2014	1 Feb 2018	1,867,328	–	153,990	235,089	1,478,249
29 Apr 2009	24 Apr 2012	(€) 3.6361	(€) 6.0657	1 Aug 2014	1 Feb 2018	571,502	–	40,543	36,071	494,888
29 Apr 2009	24 Apr 2012	(HK$) 37.8797	(HK$) 63.9864	1 Aug 2014	1 Feb 2018	6,468,782	–	360,839	140,702	5,967,241

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.07.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £6.10.

HSBC HOLDINGS PLC

Shareholder information (continued)

Discretionary Share Option Plans

There have been no awards of discretionary share options under employee share plans since 30 September 2005.

				HSBC Holdings ordinary shares
Date of award	Exercise price (£)	Exercisable		At	Exercised	Lapsed	At
		from	to	1 Jan 2015	in period	in period	30 Jun 2015
HSBC Holdings Group Share Option Plan[1]
20 Apr 2005	7.2869	20 Apr 2008	20 Apr 2015	6,373,982	–	6,373,982	–
HSBC Share Plan
30 Sep 2005	7.9911	30 Sep 2008	30 Sep 2015	86,046	–	–	86,046

1	The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.

3	Notifiable interests in share capital

At 30 June 2015, HSBC Holdings had received the following notification of major holdings of voting rights pursuant to the requirements of Rule 5 of the Disclosure Rules and Transparency Rules:

•	BlackRock, Inc. gave notice on 9 December 2009 that on 7 December 2009 it had the following: an indirect interest in HSBC Holdings ordinary shares of 1,142,439,457; qualifying financial instruments with 705,100 voting rights that may be acquired if the instruments are exercised or converted; and financial instruments with similar economic effect to qualifying financial instruments which refer to 234,880 voting rights, each representing 6.56%, 0.0041% and 0.0013%, respectively, of the total voting rights at that date.

At 30 June 2015, according to the register maintained by HSBC Holdings pursuant to section 336 of the Securities and Futures Ordinance of Hong Kong:

•	JPMorgan Chase & Co. gave notice on 3 June 2015 that on 29 May 2015 it had the following interests in HSBC Holdings ordinary shares: a long position of 987,976,822 shares; a short position of 132,712,484 shares; and a lending pool of 634,037,110 shares, each representing 5.06%, 0.68% and 3.24%, respectively, of the ordinary shares in issue at that date; and

•	BlackRock, Inc. gave notice on 21 May 2015 that on 20 May 2015 it had the following interests in HSBC Holdings ordinary shares: a long position of 1,256,860,007 shares and a short position of 754,653 shares, each representing 6.44% and 0.00%, respectively, of the ordinary shares in issue at that date.

4	Dealings in HSBC Holdings listed securities

Except for dealings as intermediaries by HSBC Bank plc which is a member of a European Economic Area (‘EEA’) exchange and The Hongkong and Shanghai Banking Corporation Limited which has direct access to a EEA exchange, neither HSBC Holdings nor any of its subsidiaries purchased, sold or redeemed any of its securities listed on the Stock Exchange of Hong Kong Limited during the six months to 30 June 2015.

5	First interim dividend for 2015

The first interim dividend for 2015 of $0.10 per ordinary share was paid on 8 July 2015.

6	Second interim dividend for 2015

On 3 August 2015, the Directors declared a second interim dividend for 2015 of $0.10 per ordinary share. The second interim dividend will be payable on 2 October 2015 to holders of record on 14 August 2015 on the Principal Register in the United Kingdom, Hong Kong and Bermuda Overseas Branch registers. The dividend will be payable in cash, US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 21 September 2015. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 26 August 2015 and elections must be received by 17 September 2015.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 2 October 2015 to the holders of record on 14 August 2015. The dividend will be payable by Euroclear France in cash, in euros, at the forward exchange rate quoted by HSBC France on 21 September 2015, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 5 August 2015, 20 August 2015 and 21 September 2015.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 2 October 2015 to holders of record on 14 August 2015. The dividend of $0.50 per ADS will be payable by the depositary in cash, in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depositary on or before 11 September 2015. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 13 August 2015. The ADSs will be quoted ex-dividend in New York on 12 August 2015.

HSBC HOLDINGS PLC

Shareholder information (continued)

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register but who has not lodged the share transfer with the Principal Registrar, the Hong Kong or Bermuda Branch Registrar should do so before 4.00pm local time on 14 August 2015 in order to receive the dividend.

Ordinary shares may not be removed to or from the Principal Register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register on 14 August 2015. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 13 August 2015.

Transfers of ADSs must be lodged with the depositary by 12 noon on 14 August 2015 in order to receive the dividend.

7	Proposed interim dividends for 2015

The Board has adopted a policy of paying quarterly dividends on the ordinary shares, under which it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The timetables for dividends payable on the ordinary shares in respect of 2015 that have not yet been declared are proposed as follows:

	Third interim dividend for 2015	Fourth interim dividend for 2015

Announcement	5 October 2015	22 February 2016
ADSs quoted ex-dividend in New York	21 October 2015	2 March 2016
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	22 October 2015	3 March 2016
Record date in London, Hong Kong, New York, Paris and Bermuda[1]	23 October 2015	4 March 2016
Payment date	3 December 2015	20 April 2016

1	Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

8	Earnings Release

An Earnings Release for the three-month period ending 30 September 2015 is expected to be issued on 2 November 2015.

9	Final results

The results for the year to 31 December 2015 are expected to be announced on 22 February 2016.

10	Corporate governance

HSBC is committed to high standards of corporate governance.

Throughout the six months to 30 June 2015, HSBC Holdings has complied with the applicable code provisions of: (i) The UK Corporate Governance Code issued by the Financial Reporting Council in September 2014 and (ii) the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the Group Risk Committee is responsible for the oversight of internal control (other than internal controls over financial reporting) and risk management systems (Hong Kong Corporate Governance Code provision C.3.3 paragraphs (f), (g) and (h)). In the absence of the Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Conduct Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period. All Directors are routinely reminded of their obligations under the code of conduct for transactions in HSBC Group securities.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2014 in respect of the number and remuneration of employees, remuneration policies, bonus and share option plans and training schemes.

HSBC HOLDINGS PLC

Shareholder information (continued)

11	Changes in Directors’ details

Changes in Directors’ details since the date of the Annual Report and Accounts 2014 which are required to be disclosed pursuant to Rule 13.51(2) and Rule 13.51B(1) of the Hong Kong Listing Rules, are set out below.

Kathleen Casey

Director of Penn State Milton S. Hershey Medical Center since 1 July 2015.

Chairman of Penn State Health since 1 March 2015.

Laura Cha

A member of the International Advisory Board of Sotheby’s since 15 April 2015.

Lord Evans of Weardale

Member of the Advisory Board of Fluid IT Ltd since 1 June 2015.

Non-executive director of Ark Data Centres Ltd since 1 July 2015.

Non-executive director of the UK National Crime Agency until 13 March 2015.

Senior Advisor at Accenture until 6 June 2015.

Douglas Flint

Member of the Financial Services Trade and Investment Board until 20 July 2015.

Sam Laidlaw

Chairman of the National Centre for Universities and Business since 26 March 2015.

Heidi Miller

Independent Director of SRS Acquiom since 15 June 2015.

Sir Simon Robertson

Member of the International Advisory Board of Brown Advisory Ltd since 7 May 2015.

Director of Immodulon Therapeutics Limited since 20 May 2015.

Trustee of the Eden Trust until 31 March 2015.

12	Going concern basis

As mentioned in Note 1 Basis of preparation on page 107, the financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows and capital resources. Further information relevant to the assessment is provided elsewhere in this Interim Report 2015.

In particular, HSBC’s principal activities, business and operating models, strategic direction and top and emerging risks are addressed in the ‘Overview’ section; a financial summary, including a review of the consolidated income statement and consolidated balance sheet, is provided in the ‘Interim Management Report’ section; HSBC’s objectives, policies and processes for managing credit, liquidity and market risk are described in the ‘Risk’ section of the Annual Report and Accounts 2014; and HSBC’s approach to capital management and allocation is described in the ‘Capital’ section of the Annual Report and Accounts 2014.

13	Telephone and online share dealing service

For shareholders on the Principal Register who are resident in the UK, with a UK postal address, and who hold an HSBC Bank plc personal current account, the HSBC InvestDirect share dealing service is available for buying and selling HSBC Holdings ordinary shares. Details are available from: HSBC InvestDirect, Forum 1, Parkway, Whiteley, PO15 7PA, UK telephone: 03456 080848, overseas telephone: +44 (0) 1226 261090, web: www.hsbc.co.uk/shares.

HSBC HOLDINGS PLC

Shareholder information (continued)

14	Stock symbols

HSBC Holdings plc ordinary shares trade under the following stock symbols:

London Stock Exchange	HSBA
Hong Kong Stock Exchange	5
New York Stock Exchange (ADSs)	HSBC
Euronext Paris	HSB
Bermuda Stock Exchange	HSBC.BH

15	Copies of the Interim Report 2015 and shareholder enquiries and communications

Further copies of the Interim Report 2015 may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from Global Publishing Services, HSBC – North America, SC1 Level, 452 Fifth Avenue, New York, NY 10018, USA. The Interim Report 2015 may also be downloaded from the HSBC website, www.hsbc.com.

Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC’s website. To receive future notifications of the availability of a corporate communication on HSBC’s website by email, or to revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you provide an email address to receive electronic communications from HSBC, we will also send notifications of your dividend entitlements by email. If you received a notification of the availability of this document on HSBC’s website and would like to receive a printed copy of it or, if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrar at the address given below. Printed copies will be provided without charge.

Any enquiries relating to your shareholdings on the share register, for example transfers of shares, change of name or address, lost share certificates or dividend cheques, should be sent to the Registrar at the address given below. The Registrar offers an online facility, Investor Centre, which enables shareholders to manage their shareholding electronically.

Principal Register	Hong Kong Overseas Branch Register	Bermuda Overseas Branch Register

Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 6ZZ United Kingdom	Computershare Hong Kong Investor Services Limited Rooms 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Hong Kong	Investor Relations Team HSBC Bank Bermuda Limited 6 Front Street Hamilton HM 11 Bermuda

Telephone: +44 (0) 370 702 0137 Email via website: www.investorcentre.co.uk/contactus Investor Centre: www.investorcentre.co.uk	Telephone: +852 2862 8555 Email: hsbc.ecom@computershare.com.hk Investor Centre: www.investorcentre.com/hk	Telephone: +1 441 299 6737 Email: hbbm.shareholder.services@hsbc.bm Investor Centre: www.investorcentre.co.uk/bm

Any enquiries relating to ADSs should be sent to the depositary at:

BNY Mellon Shareowner Services PO Box 30170 College Station, TX 77842-3170 USA	Overnight correspondence should be sent to: BNY Mellon Shareowner Services 211 Quality Circle, Suite 210 College Station, TX 77845 USA

Telephone (US): +1 877 283 5786 Telephone (international): +1 201 680 6825 Email: shrrelations@cpushareownerservices.com Website: www.mybnymdr.com

Any enquiries relating to shares held through Euroclear France, the settlement and central depositary system for NYSE Euronext Paris, should be sent to the paying agent:

HSBC France

103, avenue des Champs Elysées

75419 Paris Cedex 08

France

Telephone: +33 1 40 70 22 56

Email: ost-agence-des-titres-hsbc-reims.hbfr-do@hsbc.fr

Website: www.hsbc.fr

HSBC HOLDINGS PLC

Shareholder information (continued)

A Chinese translation of this and future documents may be obtained on request from the Registrar. Please also contact the Registrar if you have received a Chinese translation of this document and do not wish to receive such translations in future.

Persons whose shares are held on their behalf by another person may have been nominated to receive communications from HSBC pursuant to section 146 of the UK Companies Act 2006 (‘nominated person’). The main point of contact for a nominated person remains the registered shareholder (for example your stockbroker, investment manager, custodian or other person who manages the investment on your behalf). Any changes or queries relating to a nominated person’s personal details and holding (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC’s Registrar. The only exception is where HSBC, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

HSBC HOLDINGS PLC

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HSBC HOLDINGS PLC

Shareholder information (continued)

Abbreviations

Abbreviation	Brief description

1H14	First half of 2014
1H15	First half of 2015

A
ABS	Asset-backed security
ADS	American Depositary Share
AML	Anti-money laundering
ARM	Adjustable-rate mortgage

B
Basel Committee	Basel Committee on Banking Supervision
Basel III	Basel Committee’s reforms to strengthen global capital and liquidity rules
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BRRD	Bank Recovery and Resolution Directive (EU)
BSA	Bank Secrecy Act (US)
BSM	Balance Sheet Management
BVI	British Virgin Islands

C
CA$	Canadian dollars
CAPM	Capital asset pricing model
CCB	Capital conservation buffer
CCyB	Countercyclical capital buffer
CEA	Commodity Exchange Act (US)
CET1	Common equity tier 1 ratio
CMB	Commercial Banking, a global business
CML	Consumer and Mortgage Lending (US)
CRD	Capital Requirements Directive
CRS	Card and Retail Services
CVA	Credit valuation adjustment

D
DANY DPA	Two-year deferred prosecution agreement with the New York County District Attorney (US)
DoJ	Department of Justice (US)
DPA	Deferred prosecution agreement (US)
DPF	Discretionary participation feature of insurance and investment contracts

E
EBA	European Banking Authority
EU	European Union
Euribor	European Interbank Offered Rates

F
FCA	Financial Conduct Authority (UK)
FPC	Financial Policy Committee (UK)
FRB	Federal Reserve Board (US)

G
GB&M	Global Banking and Markets, a global business
GDP	Gross domestic product
GPB	Global Private Banking, a global business
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB	Global systemically important bank
G-SII	Global systemically important institutions

H
HNAH	HSBC North America Holdings Inc.
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank USA	HSBC Bank USA, N.A., HSBC’s retail bank in the US
HSBC Colombia	HSBC Bank (Colombia) S.A.
HSBC Finance	HSBC Finance Corporation, the US consumer finance company (formerly Household International, Inc.)
HSBC France	HSBC’s French banking subsidiary, formerly CCF S.A.
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC USA	The sub-group, HSBC USA Inc and HSBC Bank USA, consolidated for liquidity purposes
HSI	HSBC Securities (USA) Inc.
HSSL	HSBC Securities Services (Luxembourg)
HTIE	HSBC Institutional Trust Services (Ireland) Limited

HSBC HOLDINGS PLC

Shareholder information (continued)

Abbreviation	Brief description

I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRSs	International Financial Reporting Standards
Industrial Bank	Industrial Bank Co. Limited, a national joint-stock bank in mainland China in which Hang Seng Bank Limited has a shareholding
Investor Update	The Investor Update in June 2015
IRB	Internal ratings-based
ISDA	International Swaps and Derivatives Association

L
LCR	Liquidity coverage ratio
LFRF	Liquidity and funding risk management framework
LGD	Loss given default
Libor	London Interbank Offered Rate
LICs	Loan impairment charge and other credit risk provisions
LTV	Loan to value

M
Madoff Securities	Bernard L Madoff Investment Securities LLC
Mainland China	People’s Republic of China excluding Hong Kong and Macau
MBS	US mortgage-backed security
MENA	Middle East and North Africa
MREL	EU minimum requirements for own funds and eligible liabilities

N
NII	Net interest income
NSFR	Net stable funding ratio

O
OCC	Office of the Comptroller of the Currency (US)
ORMF	Operational risk management framework

P
PBT	Profit before tax
PPI	Payment protection insurance product
PRA	Prudential Regulation Authority (UK)
Premier	HSBC Premier, HSBC’s premium personal global banking service
PVIF	Present value of in-force long-term insurance business and long-term investment contracts with DPF

Q
QIS	Quantitative impact study

R
RBWM	Retail Banking and Wealth Management, a global business
Repo	Sale and repurchase transaction
Reverse repo	Security purchased under commitments to sell
RMB	Renminbi
RMBS	Residential mortgage-backed securities
RoRWA	Return on average risk-weighted assets
RTS	Regulatory technical standards
RWA	Risk-weighted assets

S
ServCo group	Separately incorporated group of service companies planned in response to UK ring-fencing proposals
SRB	Systematic risk buffer

T
TLAC	Total loss absorbing capacity

U
UAE	United Arab Emirates
UK	United Kingdom
US	United States of America
US DPA	Five-year deferred prosecution agreement with the Department of Justice and others (US)

V
VaR	Value at risk
VIU	Value in use

Glossary

Terminology used in this interim report is consistent with that used in our Annual Report and Accounts 2014, where a glossary of terms can be found.

HSBC HOLDINGS PLC

Shareholder information (continued)

Index

A
Abbreviations 152
Accounting
future developments 107
policies 107
Adjusted performance 15
Anti-money laundering investigations 134
Areas of special interest 59
Asia
adjusted/reported reconciliation 50
assets 42
balance sheet data 110
by country 44, 48, 72
commentary 49a
cost efficiency ratios 44
customer accounts 44
impaired loans 71
impairment allowances/charges 66
loans and advances 44, 61, 68, 69
net operating income 109
profit before tax 44, 48, 109
renegotiated loans 64
risk-weighted assets 42
snapshot 5
staff numbers 44
Asset-backed securities 75
Assets
by geographical region 42
by global business 33, 39
charged as security 123
held for sale 39, 62, 122
maturity analysis 125
movement in 30
risk-weighted 3
total 3, 29, 103
trading 110
Associates and joint ventures (income from) 18, 28, 123
adjusted/reported reconciliation 50, 53

B
Backtesting 79
Balance sheet
consolidated 29, 103
data 39
insurance manufacturing subsidiaries 84
movement 30
Balance Sheet Management 79
Bank of Communications 123
Basis of preparation 33, 107
Brazil 18, 122
Brazilian labour and fiscal claims 129, 138

C
Capital
buffers 98
commitments 130
composition 95
management 87
overall requirements 98
overview 87
ratios 14, 87
regulatory 29, 87, 95
source and application of regulatory capital 94
subordinated loan 29
total regulatory 87
Cash flows
consolidated statement 104
Cautionary statement regarding forward-looking statements 151
Client assets 37
Collateral 123

Combined customer lending and deposits 30
Commercial Banking 35
adjusted/reported reconciliation 53
cost efficiency ratios 27
management view 35
snapshot 4
Commitments 130
Compliance risk 83
Compliance with IFRSs 107
Composition of Group (changes in) 107
Consumer Credit Act (UK) 129
Contents – inside front cover
Contingent liabilities, contractual commitments and guarantees 130
Copies of the Interim Report 149
Corporate governance 147
Counterparty risk 92
Credit default swap regulatory investigation and litigation 138
Credit quality 62
Credit risk 60
risk-weighted assets 89
Customer accounts
by country 31
by global business 39
Customer lending and deposits (combined) 30

D
Dealings in HSBC Holdings shares 146
Deferred tax 108
Defined terms – inside front cover
Derivatives 118
by product contract type 118
credit 119
hedging instruments 119
interest rate 129
trading 119
Directors
Board changes 8
changes in details 148
interests 142
Disposal groups 122
Dividends 108, 146, 147

E
Earnings per share 101, 149
Earnings release 147
Earnings to combined fixed charges ratio 32a
Equity 3, 29, 103
movement in 31
Estimates and judgements 107
Europe
adjusted/reported reconciliation 50
assets 42
balance sheet data 110
by country 43, 48, 72
commentary 49a
cost efficiency ratios 43
customer accounts 43
impaired loans 71
impairment allowances/charges 66
loans and advances 43, 61, 68, 69
net operating income 109
profit before tax 43, 48, 109
renegotiated loans 63
risk-weighted assets 42
snapshot 5
staff numbers 43
Events after the balance sheet date 139

F
Fair values
adjustments 111

HSBC HOLDINGS PLC

Shareholder information (continued)

movements 113
of derivatives 118
of financial instruments at fair value 111
of financial instruments not at fair value 117
significant unobservable assumptions 114
valuation bases 112
Fee income (net) 20
Final results 147
Financial assets
designated at fair value 117
Financial crime compliance 59
Financial highlights 2
Financial instruments
at fair value 111
credit quality 62
net income from 22
not at fair value 117
Financial investments 120
Footnotes 56, 86, 106
Forbearance 63
Foreign currency translation differences 15
Foreign exchange rates 29
investigations and litigation 137
Funding sources 77
Funds under management 50

G
Gains less losses from financial investments 22
significant items and currency translation 23
Geographical regions 42
Global Banking and Markets 36
adjusted/reported reconciliation 53
client-facing 33
cost efficiency ratios 27
fair value adjustments 112
management view 36
snapshot 4
Global businesses 33
Global Private Banking 37
adjusted/reported reconciliation 53
cost efficiency ratios 27
snapshot 4
Global Standards 7, 12
Glossary 153
Going concern 107, 148
Goodwill impairment 139
Greece 74
Group Chairman’s Statement 6
Group Chief Executive’s Review 9

H
Headquarters 8
Held for sale 39, 62, 122
Highlights 2
HSBC Finance 71
HSBC Bank USA 71
HSBC Holdings 81

I
Impairment
allowances and charges 66, 68
by geographical region 66
charges and other credit risk provisions 25
constant currency/reported profit 71
impaired loans 63, 71, 74a
Income from financial instruments designated at fair value (net) 21
Income statement
consolidated 16, 101
Information security 82
Insurance
asset and liability matching 84
balance sheet by type of contract 84
claims and benefits paid and movement in liabilities to policyholders (net) 24 net insurance premium income 23
risk 85
Interest-earning assets 19
Interest expense 20
Interest income (net) 19
sensitivity 80
significant items and currency translation 19
Interest rate derivatives 129
Interim Report 2015 139
Investor update 9

L
Latin America
adjusted/reported reconciliation 50
assets 42
balance sheet data 110
by country 47, 48, 72
commentary 49b
cost efficiency ratios 47
customer accounts 47
impaired loans 71
impairment allowances/charges 66
loans and advances 47, 61, 68, 69
net operating income 109
profit before tax 47, 48, 109
renegotiated loans 63
risk-weighted assets 42
snapshot 3
staff numbers 47
Legal proceedings 130
Leverage ratio 97
Liabilities
maturity analysis 125
movement in 30
total 29, 103
trading 124
Libor investigation 136
Liquidity and funding 76
management 76
regulation 76
Loans and advances
by country/region 61, 72
by credit quality 62
by global business 39
by industry sector 61, 72
exposure 61
held for sale 39
impaired 63, 71
mortgage lending 70
personal lending 69
potential problems 74a
renegotiated 63
unimpaired loans past due 90 days or more 74a
wholesale lending 68
Loan impairment charges and other credit risk provisions 17, 25, 66 adjusted/reported reconciliation 50, 53
on held for sale 62
Loss absorbing capacity 100

M
Madoff 131
Margin 19
Market capitalisation 3
Market risk 78
measures applicable to parent 81
Middle East and North Africa
adjusted/reported reconciliation 50
assets 42
balance sheet data 110
by country 45, 48, 72
commentary 49a
cost efficiency ratios 45
customer accounts 45
impaired loans 71

HSBC HOLDINGS PLC

Shareholder information (continued)

impairment allowances/charges 66
loans and advances 45, 61, 68, 69
net operating income 109
profit before tax 45, 48, 109
renegotiated loans 63
risk-weighted assets 42
snapshot 5
staff numbers 45
Monitor 13
Mortgage lending 70
Mortgage-related investigations (US) 133
Mortgage securitisation activity (US) 134

N
Non-GAAP measures 15
Non-trading portfolios 79
North America
adjusted/reported reconciliation 50
assets 42
balance sheet data 110
by country 46, 48, 72
commentary 49a
cost efficiency ratios 46
customer accounts 46
impaired loans 71
impairment allowances/charges 66
loans and advances 46, 61, 68, 69
net operating income 109
profit before tax 46, 48, 109
renegotiated loans 63
risk-weighted assets 42
snapshot 5
staff numbers 46
Notifiable interests in share capital 146

O
Offices 1
Oil and gas 59
Operating expenses 26
adjusted/reported reconciliation 50, 53
by geographical region 43 to 47
by global business 34 to 38
change-the-bank 26
run-the-bank 26
significant items and currency translation 26
Operating income (other) 23
significant items and currency translation 24
Operational risk 82
‘Other’ segment 38
adjusted/reported reconciliation 53
Outlook 8, 10

P
Payment protection insurance 128
Performance
adjusted 16
measurement 1
reported 16
Personal lending 69
Pillar 2 and the PRA buffer 98
Precious metals litigation 138
Preferred securities 29
Profit before tax
adjusted 3, 9
adjusted/reported reconciliation 50, 53
attributable 16, 101
by country 48
by geographical region 42, 43 to 47
by global business 33 to 38, 39
consolidated 101
reported 3, 9
PRA buffer 98
Provisions 128

Purpose 1
PVIF 23

R
Ratios
advances to core funding 76
advances to deposits 14
capital (total) 14, 87
common equity tier 1 3, 87
core tier 1 ratio 87
cost efficiency 14, 28, 43 to 47
customer advances to customer accounts 29
earnings per share 101
earnings to combined fixed charges 32a
leverage 97
LICs to advances 14
return on average risk-weighted assets 3, 31
by geographical region 43 to 47
by global business 34 to 37
return on equity 3, 14
shareholders’ equity to total assets 29
stressed coverage 77
Recovery and resolution 100
Regulatory
capital 29, 87
capital buffers 97
developments 97
review of consumer enhancement services products 139
risks 58
source and application 94
stress testing 98
Related parties 139
Representations and warranties 75
Reputational risk 83
Retail Banking and Wealth Management 34
adjusted/reported reconciliation 53
cost efficiency ratios 27
management view 34
Principal RBWM 34
snapshot 4
Revenue 17
adjusted/reported reconciliation 50, 53
by geographical region 43 to 47
by global business 34 to 38
items (significant) 50 to 55
Review of performance 6, 9, 16
Ring-fencing 8
Risk elements in loan portfolio 74a
Risks
appetite 14
compliance 83
counterparty credit risk 92
credit 60, 89
data management 58
dispute 58
economic outlook 58
factors 57
foreign exchange 81
fraud 82
geopolitical 58
information security 58, 82
insurance operations 84
interest rate repricing gap 81
liquidity and funding 76
managing risk 13, 57
market 78
model 58
non-trading interest rate 79
operational 82
complexity 82
people 58
profile 57
regulatory 58

HSBC HOLDINGS PLC

Shareholder information (continued)

reputational 83
third parties 58, 83
top and emerging 57
Risk-weighted assets 3, 29, 88
adjusted/reported reconciliation 32
by geographical region 42, 89
by global business 33, 88
developments 99

S
Securities litigation 130
Securitisation 75
Segmental analysis 109
Sensitivity of fair values 115
Sensitivity of net interest income 80
Share capital 29 Share capital – notifiable interests 146
Shareholder enquiries 149
Share information 3
Share option plans
Directors’ interests 143
discretionary 146
employee share plans 145
Significant items 15, 50
Six filters 12
Snapshot
Global business 4
Regional 5
Spread 19
Staff numbers 1, 26
Statement of changes in equity (consolidated) 105
Statement of comprehensive income (consolidated) 102
Stock symbols 149
Strategic actions 11

Strategy 1, 2, 11
Stress testing 59, 98
Structural banking reform 12, 100
Swiss Private Bank 59

T
Targets 10, 13
Tax 18, 28, 108
US tax-related investigations 135
Telephone and online share-dealing service 148
Total shareholder return 3
Trading
assets 110
derivatives 119
income (net) 21
significant items and currency translation 21
liabilities 124
portfolios 78
Troubled debt restructurings 74a
Turkey 18

U
UK leverage ratio framework 99

V
Value at risk 78

W
Whistleblowing 83
Wholesale funding 76
Wholesale lending 68

Y
Yield 19

HSBC HOLDINGS PLC